Form 20-F
period 2023-12-31
Nano Labs Ltd
filed 2024-04-08
CIK 1872302

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______

For the transition period from ______ to ______

Commission file number: 001-41426

Nano Labs Ltd

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation)

China Yuangu Hanggang Technology Building

509 Qianjiang Road, Shangcheng District,

Hangzhou, Zhejiang, 310000

People’s Republic of China

(Address of principal executive offices)

Mr. Jianping Kong, Chief Executive Officer

China Yuangu Hanggang Technology Building

509 Qianjiang Road, Shangcheng District,

Hangzhou, Zhejiang, 310000

People’s Republic of China

Telephone: (86) 0571-8665 6957

E-mail: jack@nano.cn

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares	NA	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A ordinary shares, par value US$0.0002 each (giving effect to the 2-for-1 share consolidation effective from January 31, 2024)	37,242,359
Class B ordinary shares, par value US$0.0002 each (giving effect to the 2-for-1 share consolidation effective from January 31, 2024)	28,589,078

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“CAGR” refers to compound annual growth rate;

●	“China” and “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region;

●	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.0002 per share;

●	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.0002 per share;

●	“hash rate” refers to the processing power of the cryptocurrency network and represents the number of computations that is processed by the network in a given time period;

●	“ICs” or “chips” refers to integrated circuits;

●	“nm” refers to nanometer (1 meter = 1,000,000,000 nanometers);

●	“RMB” and “Renminbi” refers to the legal currency of China;

●	“shares” and “ordinary shares” refers to our Class A ordinary shares and our Class B ordinary shares;

●	“TH/s” and “GH/s” refers to the measuring unit of hash rate, which represent the processing power of the cryptocurrency mining machine. 1 TH/s =1,000 GH/s;

●	“US$” and “U.S. dollars” refers to the legal currency of the United States of America; and

●	“we,” “us,” “our company,” “our,” and “our group” refers to Nano Labs Ltd, our Cayman Islands holding company, its predecessor entity and its subsidiaries, as the context requires.

On December 29, 2023, Citibank N.A. distributed a notification regarding the amendment to the deposit agreement, dated December 19, 2023, as amended, and the termination of American depositary receipts facility for our American depositary shares, effective from February 1, 2024.

Effective from January 31, 2024, we conducted a 2-to-1 share consolidation, which consolidated two shares with a par value of US$0.0001 each in our issued and unissued share capital into one share with a par value of US$0.0002. Upon the effectiveness of such share consolidation, our authorized share capital became US$50,000 divided into 250,000,000 ordinary shares of par value of US$0.0002 each, comprising (1) 121,410,923 Class A ordinary shares of par value of US$0.0002 each, (2) 28,589,078 Class B ordinary shares of par value of US$0.0002 each and (3) 99,999,999 shares of a par value of US$0.0002 each of such class or classes (however designated) as our board of directors may determine in accordance with our memorandum and articles of association, as amended. Unless otherwise indicated, shares and per share amount in this annual report represent the actual ones at the relevant time.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the 2021, 2022 and 2023 fiscal years.

This annual report on Form 20-F contains information from an industry report commissioned by us and prepared by Frost & Sullivan, an independent research firm, to provide information regarding our industry and our market position in China. We refer to this report as the F&S report.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB7.0827 to US$1.00, the central parity rate on December 29, 2023 published by the People’s Bank of China. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

We face various legal and operational risks and uncertainties related to being based in and having significant operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. For example, we face risks associated with regulatory approvals of offshore offerings and oversight on cybersecurity and data privacy. We may need to make material changes in our operations to comply with those requirements and/or the value of our Class A ordinary shares might be affected. PRC government’s certain administrative requirements in regulating our operations, the overseas offering and listing of China-based issuers, and foreign investments could significantly limit or completely hinder our ability to offer or continue to offer our Class A ordinary shares and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant discretion over the conduct of our business and may intervene with or influence our operations or the development of the relevant industry as it deems appropriate to further regulatory, political and societal goals, subject to necessary procedures. Furthermore, the PRC government has recently exerted more oversight and control over overseas securities offerings and foreign investment in China-based companies, and these rules could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For further details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Conducting Business in China.”

In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to the Company Law of the People’s Republic of China, or the PRC Company Law, our PRC subsidiaries are required to make contribution of at least 10% of their after-tax profits calculated in accordance with the PRC GAAP to the statutory common reserve. Contribution is not required if the reserve fund has reached 50% of the registered capital of our subsidiaries. As of December 31, 2023, our PRC subsidiaries had reserve fund of RMB6.6 million (US$0.9 million).

None of our PRC subsidiaries has issued any dividends or distributions to respective holding companies or any investors as of the date of this annual report. Our PRC subsidiaries generate and retain cash generated from operating activities and re-invest it in our business. Historically, our PRC subsidiaries have also received equity financing from its shareholders to fund business operations of our PRC subsidiaries. In 2021, 2022 and 2023, we transferred cash proceeds of US$21.1 million, US$24.3 million and US$17.5 million to our PRC subsidiaries for the settlement of intercompany transactions and as paid-in capital for our PRC subsidiaries. In the future, cash proceeds raised from overseas financing activities may be, and are intended to be, transferred by us through subsidiaries in Hong Kong to our PRC subsidiaries via capital contribution and shareholder loans, as the case may be. Subsidiaries in China that receives such cash proceeds then will transfer funds to its subsidiaries to meet the capital needs of our business operations. For details about the applicable PRC rules that limit transfer of funds from overseas to our PRC subsidiaries, see “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—Use of Proceeds” and “Item 3. Key Information—D. Risk Factors—Risks Related to Conducting Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of the securities offering to make loans or additional capital contributions to our PRC subsidiaries.”

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB inspections team has also completed fieldwork for 2023, with the complete access required under the Holding Foreign Companies Accountable Act (the “HFCAA”). However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. Our financial statements contained in this annual report of Form 20-F have been audited by MaloneBailey, LLP, an independent registered public accounting firm that is headquartered in the United States with offices in Beijing and Shenzhen, China. MaloneBailey, LLP is a firm registered with the PCAOB, and is required by the United States laws to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China and we fail to retain a registered public accounting firm that the PCAOB is able to inspect and investigate completely for two consecutive years, or if we otherwise fail to meet the PCAOB’s requirements, our Class A ordinary shares will be delisted from the Nasdaq Stock Market, and our shares will not be permitted for trading over the counter in the United States under the HFCAA and related regulations. The prohibition of trading of our Class A ordinary shares and the delisting of the same, or the threat of their being prohibited or delisted, may cause the value of our Class A ordinary shares to significantly decline or, in extreme cases, become worthless.

Our Class A ordinary shares are listed on the Nasdaq Global Market under the symbol “NA.”

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

D. Risk Factors

Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Business

●	Uncertainties in our research and development activities;

●	Volatility of the cryptocurrency market;

●	Market conditions for HTC and HPC solutions market;

●	Constant technological changes in the industries we operate in;

●	Significant revenue contribution from our cryptocurrency mining machines; and

●	Our reliance on limited suppliers.

Risks Related to Our Operations

●	Our ability to achieve or sustain profitability;

●	Our ability to forecast our business and assess the seasonality and volatility in our business;

●	Ongoing global coronavirus COVID-19 outbreak;

●	Our ability to obtain significant financial resources;

●	Our ability to price our products at our desired margins;

●	Credit risks and concentration of credit risks in relation to defaults from counterparties;

●	Our ability to manage our growth or execute our strategies effectively; and

●	High customer concentration.

Risks Related to Our Industry

●	Adverse changes in the regulatory environment in China;

●	Adverse changes of regulatory environment in foreign markets;

●	Increasing mining difficulty, which could result in downward pressure on the expected economic returns;

●	Concert actions, which could prevent new transactions from gaining confirmations, halt payments between users, and reverse previously completed transactions;

●	Challenges against decentralized nature of cryptocurrencies; and

●	Change of algorithm and mining mechanism.

Risks Related to Conducting Business in China

●	Recent regulatory developments in China, which may subject us to additional regulatory review;

●	Significant influence of PRC government over companies with China-based operations;

●	Possibility of delisting if the PCAOB is unable to inspect auditors with presence in China;

●	Changes in the political and economic policies of the PRC government;

●	Uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations;

●	A severe or prolonged downturn in China’s economy; and

●	Increased labor costs and enforcement of stricter labor laws and regulations in China.

Risks Relating to Our Corporate Structure and Governance

●	Investors in our Class A ordinary shares not purchasing equity securities of our subsidiaries that have substantive business operations in China but instead equity securities of a Cayman Islands holding company;

●	Custodians or authorized users of our controlling non-tangible assets, including chops and seals, failing to fulfill their responsibilities;

●	Anti-takeover provisions in our currently effective memorandum and articles of association;

●	Dual-class structure of our ordinary shares which could affect the trading market for our Class A ordinary shares;

●	Less protection to shareholders due to our home country practices for corporate governance matters;

●	Certain judgments obtained against us by our shareholders may not be enforceable;

●	Reduced reporting requirements due to our emerging growth company status; and

●	Our exemption from certain provisions applicable to U.S. domestic public companies due to our foreign private issuer status.

Risks Related to Our Class A Ordinary Shares

●	Failure to maintain the listing of our Class A ordinary shares with a U.S. national securities exchange;

●	Volatile trading price of our Class A ordinary shares;

●	Lack of research or report on the business or change in recommendations regarding our Class A ordinary shares; and

●	Sale or availability for sale of substantial amounts of our Class A ordinary shares.

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

The IC design industry is experiencing rapid technological changes. Failure to anticipate technology innovations or adapt to such innovations in a timely manner, or at all, may result in our products becoming obsolete at sudden and unpredictable intervals. As a result, our IC design may fail to gain recognition from the customers and the industry, which could materially and adversely affect our business, results of operations or financial condition. To maintain the relevancy of our products, we have actively invested in product planning and research and development. The process of developing and marketing new products is inherently complex and involves significant uncertainties. We cannot assure you that our efforts will bring customers and industry recognition. There are various risks, including the following:

●	our product planning efforts may fail to result in the development or commercialization of new technologies or ideas;

●	our research and development efforts may fail to translate new product plans into commercially feasible products;

●	our new technologies or new products may not be well received by consumers;

●	we may not have adequate funding and resources necessary for continual investments in product planning and research and development;

●	our products may become obsolete due to rapid advancements in technology and changes in consumer preferences; and

●	our newly developed technologies may not be protected as proprietary intellectual property rights.

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

Historically, our revenues were primarily derived from the sales of our HTC solutions in relation to ETHW, ETHF, ETC and Grin mining, and HPC solutions for Bitcoin mining and distributed computing and data storage solutions for Filecoin mining. We expect our results of operations to be affected by the prices of cryptocurrencies, in particular, significantly and negatively impacted by the sharp price decrease of the prices of cryptocurrencies including Bitcoin, ETHW, ETHF, ETC, Grin and Filecoin. Although we have begun the delivery of these new products in 2022, a diversified offering of mining solution types is unlikely to spread the risk of volatility as the prices of mainstream cryptocurrencies are highly correlated. We cannot assure you that the cryptocurrency market will remain active enough to sustain the demand for our current and future mining machines or that the prices for any of these cryptocurrencies will not decline significantly in the future. Furthermore, fluctuations in the prices of cryptocurrencies, in particular, Bitcoin, ETHW, ETHF, ETC, Grin and Filecoin, can have an immediate impact on the trading price of the companies operating in the cryptocurrency industry, including our Class A ordinary shares, even before our financial performance is affected, if at all.

In addition to the market volatility, various other factors, mostly beyond our control, could impact the prices of cryptocurrencies. For example, the usage of Bitcoins in the retail and commercial marketplace is relatively low in comparison with the usage for speculation, which contributes to Bitcoin price volatility.

If the price of cryptocurrencies such as Bitcoin, ETHW, ETHF, ETC, Grin or Filecoin drops and fails to recover, the expected economic return of such mining activities will diminish, which could result in a decrease in demand for our current and future products. As a result, we may need to reduce the price of our products. At the same time, if transaction fees for these cryptocurrencies increase to such an extent as to discourage users from using them as a medium of exchange, it may decrease the transaction volume of the relevant network and may affect the demand for our products. In addition, any shortage of power supply due to government control measures or other reasons, and any increase in energy costs, would raise the costs of mining activities. This in turn could affect the expected economic return to our customers for their mining activities and the demand for and pricing of our current and future HTC and HPC solutions and distributed computing and data storage solutions. Furthermore, fluctuations in the prices of Bitcoin, ETHW, ETHF, ETC, Grin or Filecoin may affect the value of our inventory as well as the provision we make to the inventory as we manage our inventory based on, among others, the sales forecast of current and future HTC and HPC solutions and distributed computing and data storage solutions. If we increase our procurement volume and stock up finished goods for the launch of new products or we expect a surge of demand of certain HTC and HPC solutions, a significant drop in the prices of Bitcoin, ETHW, ETHF, ETC, Grin or Filecoin can lead to a lower expected sales price and excessive inventory, which in turn will lead to impairment losses with respect to such inventory. If the prices of Bitcoin, ETHW, ETHF, ETC, Grin or Filecoin drop significantly in the future, we may need to record write-down for potentially obsolete, slow-moving inventory. For example, we recorded an inventory write-down of RMB184.1 million and RMB60.8 million (US$8.6 million) in the cost of revenues in 2022 and 2023, respectively, due to the downward adjustment on the book value of a portion of our inventory in response to the decrease in the market price of cryptocurrency and expected economic return on cryptocurrency mining. To the extent that we are able to sell such inventory above its carrying value, our gross profit may also be inflated by such write down.

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

Historically, our revenues were primarily derived from the sales of our HTC solutions in relation to ETHW, ETHF, ETC and Grin mining, and HPC solutions for Bitcoin mining. In 2021, 2022 and 2023, sales of our HTC and HPC solutions accounted for 100.0%, 93.6% and 91.0% of our total revenues, respectively, and our advance from customers was RMB107.8 million (US$15.2 million) as of December 31, 2023. We expect to generate, in the foreseeable future, a significant portion of our revenues from sales of our HTC and HPC solutions.

If the market for any of the above-mentioned mining solutions ceases to exist or diminishes significantly, we would experience a significant loss of sales, cancelation of orders, or loss of customers for our current and future mining machines.

Adverse factors that may affect the market for our current and future mining machines include:

●	Another cryptocurrency, especially one that is not created using the same mining processes as Bitcoin, ETHW, ETHF, ETC or Grin, emerges as a new mainstream cryptocurrency and squeezes Bitcoin, ETHW, ETHF, ETC or Grin out of the market, thereby causing these cryptocurrencies to lose value or become worthless, which could adversely affect the sustainability of our business.

●	Bitcoin, ETHW, ETHF, ETC or Grin ails to gain wide market acceptance and fails to become a generally accepted medium of exchange in the global economy due to certain inherent limitations to cryptocurrencies.

●	Over time, the reward for blockchain mining will decline in terms of the amount of cryptocurrency awarded, which may reduce the incentive to mine these cryptocurrencies. Therefore, our HTC and HPC solutions and distributed computing and data storage solutions may become less productive as the available rewards for cryptocurrency mining decrease.

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

We intend to grow our business in part by expanding our sales network and operations internationally beyond China. Our expansion plans include establishing offices for sales, research and development and other operations in Singapore and the United States. However, there are risks associated with such global expansion plans, including:

●	high costs of investment to establish a presence in a new market and manage international operations;

●	competition in unfamiliar markets;

●	foreign currency exchange rate fluctuations;

●	regulatory differences and difficulties in ensuring compliance with multi-national legal requirements and multi-national operations;

●	changes in economic, legal, political or other local conditions in new markets;

●	our limited customer base and limited sales and relationships with international customers;

●	competitors in the overseas markets may be more dominant and have stronger ties with customers and greater financial and other resources;

●	challenges in managing our international sales channels effectively;

●	difficulties in and costs of exporting products overseas while complying with the different commercial, legal and regulatory requirements of the overseas markets in which we offer our products;

●	difficulty in ensuring that our customers comply with the sanctions imposed by the Office of Foreign Assets Control in the United States and regulators in other countries and regions, on various foreign states, organizations and individuals;

●	inability to obtain, maintain or enforce intellectual property rights;

●	inability to effectively enforce contractual or legal rights or intellectual property rights in certain jurisdictions where we operate; and

●	governmental policies favoring domestic companies in certain foreign markets or trade barriers including export requirements, tariffs, taxes and other restrictions and charges. In particular, a worldwide trend in favor of nationalism and protectionist trade policy and the ongoing trade dispute between the United States and China as well as other potential international trade disputes could cause turbulence in international markets. These government policies or trade barriers could increase the prices of our products and make us less competitive in such countries.

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

Historically, our revenues were primarily derived from the sales of our HTC solutions in relation to ETHW, ETHF, ETC and Grin mining, and HPC solutions for Bitcoin mining and distributed computing and data storage solutions for Filecoin mining. We face the risk that other cryptocurrencies could replace these cryptocurrencies as the mainstream cryptocurrencies, which may in turn negatively impact the value of these cryptocurrencies and diminish interest in these cryptocurrencies. Acceptance of these cryptocurrencies may decline due to various reasons such as the following:

●	potential changes in algorithms or source code may negatively impact user acceptance;

●	patches, upgrades, attacks or hacking of relevant infrastructure may undermine user interest or confidence;

●	usage of these cryptocurrencies for illicit or illegal activities by bad actors may erode public perception of Bitcoin or Ethereum; or

●	hacking, fraud or other problems with cryptocurrency exchanges, wallets or other related infrastructure may negatively impact user confidence.

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

As a fabless IC design company, we do not own any IC fabrication facilities. As of the date of this annual report, we work with two leading foundries as our main IC fabrication partners and place purchase orders according to our business needs. It is important for us to have a reliable relationship with third-party foundries as well as other future foundry service providers to ensure adequate product supply to respond to customer demand.

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

We recorded net loss of RMB174.9 million in 2021, net income of RMB31.1 million in 2022 and net loss of RMB254.4 million (US$35.9 million) in 2023. We also recorded negative cash flows from operating activities of RMB274.9 million and RMB133.5 million (US$18.8 million) in 2022 and 2023, respectively, and generated positive cash flows from operating activities of RMB71.7 million in 2021. We cannot assure you that we will be able to generate net income or positive cash flow from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to control expenses and manage our growth effectively, achieve a more stable performance given the significant fluctuation and volatility of the prices of cryptocurrencies and blockchain mining business, and maintain our competitive advantage in the relevant markets. We expect to continue to make investments in the development and expansion of our business, which will place significant demands on our management and our operational and financial resources. Continuous expansion may increase the complexity of our business, and we may encounter various difficulties. We may fail to develop and improve our operational, financial and management controls, enhance our financial reporting systems and procedures, recruit, train and retain highly skilled personnel, or maintain customer satisfaction to effectively support and manage our growth. If we invest substantial time and resources to expand our operations but fail to manage the growth of our business and capitalize on our growth opportunities effectively, we may not be able to achieve profitability, and our business, results of operations and financial condition would be materially and adversely affected.

Our limited operating history and our volatile historical results of operations could make it difficult for us to forecast our business and assess the seasonality and volatility in our business.

We have a relatively short operating history since 2019 and did not generate any revenue until 2020. Our total revenue was RMB39.4 million, RMB983.2 million and RMB78.3 million (US$11.1 million) in 2021, 2022 and 2023, respectively. The significant decrease in our revenue in 2023 was primarily a result of (1) the switch from proof-of-work to proof-of-stake by the Ethereum Mainnet on September 15, 2022 and (2) fluctuations in the prices of cryptocurrencies. We cannot guarantee that we will improve our financial results or that we will reverse the revenue trajectory in the future due to the various risks and uncertainties disclosed elsewhere in this annual report. As the fabless IC design market is relatively nascent and still rapidly evolving, and due to our limited operating history and historical data, as well as the limited visibility into future demand trends for our products, we may not be able to accurately forecast our future total revenue and budget our operating expenses accordingly. As most of our expenses are fixed in the short-term or incurred in advance of anticipated total revenue, we may not be able to adjust our expenses in a timely manner in order to offset any shortfall in revenue.

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

We recorded net cash outflow from operating activities of RMB274.9 million and RMB133.5 million (US$18.8 million) in 2022 and 2023, respectively, while we recorded net cash inflow from operating activities of RMB71.7 million in 2021. We also incurred net loss of RMB174.9 million and RMB254.4 million (US$35.9 million) for 2021 and 2023, respectively, although we generated net income of RMB31.1 million in 2022. We have in the past financed our working capital needs primarily with our capital contributions by and loans from shareholders. In August 2022, we were granted a credit line of up to RMB100 million from a commercial bank with a mortgage of our 50-year right to use a parcel of land with an area of 49,452 square meters located in Shaoxing, China. In 2023, such credit line was increased to RMB148 million. As of December 31, 2023, we had a balance of borrowing of approximately RMB123.7 million (US$17.5 million) under the credit line.

We may require additional cash resources due to the future growth, development and expansion of our business. Our future capital requirements may be substantial as we seek to expand our operations, diversify our product offering, and pursue acquisitions and equity investments. In addition, we incurred accounts payable of RMB15.3 million and RMB16.9 million (US$2.4 million) as of December 31, 2022 and 2023, respectively. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities or enter into additional factoring arrangements.

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

Our customers include both enterprises and individuals. A limited number of our major customers, however, have contributed a significant portion of our revenues in the past. In 2021, 2022 and 2023, we generated approximately 59.0%, 9.6% and 15.0% of our total revenues from our largest customer of each year and approximately 85.0%, 38.0% and 55.0% from the top five largest customers, respectively. Although we continually seek to diversify our customer base, we cannot assure you that the proportion of the revenue contribution from these customers to our total revenues will decrease in the near future. Dependence on a limited number of major customers will expose us to the risks of substantial losses and extend the turnover days if any of them reduces or even ceases business collaborations with us. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our revenues and have a material and adverse effect on our business, results of operations, financial condition and prospects:

●	an overall decline in the business of one or more of our significant customers;

●	the decision by one or more of our significant customers to switch to our competitors;

●	the reduction in the prices of our products agreed by one or more of our significant customers;

●	the failure or inability of any of our significant customers to make timely payment for our products; or

●	regulatory developments that may negatively affect the business of one or more of our significant customers or cryptocurrency mining activities in general.

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

We have been, and may continue to be, subject to litigation for claims arising from our normal business activities. These may include claims, suits, and proceedings involving, contract disputes, product liability, labor and employment and other matters. For example, a customer filed a civil action against us and sought to rescind a sales contract for our products executed in 2022, amounting to approximately RMB39.0 million. The customer also demanded a return of payment consisting of the contract amount and additional payments made in connection with the contract, totaling approximately RMB44.9 million, as well as damages of approximately RMB1.7 million. Based on the final judgment, we were ordered to return approximately RMB0.1 million as well as interests accrued to this customer. Any claims and lawsuits, and the disposition of such claims and lawsuits, could be time-consuming and expensive to resolve, divert management attention and resources, and lead to attempts on the part of other parties to pursue similar claims. Any adverse determination related to litigation could adversely affect our results of operations, harm our reputation or otherwise negatively impact our business. In addition, depending on the nature and timing of any such dispute, a resolution of a legal matter could materially affect our future operating results, our cash flows or both.

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

As of the date of this annual report, we do not maintain insurance policies covering all of our business risks, such as risks relating to properties, receivables, goods in transit and public liability. We cannot assume you that the insurance coverage we currently have would be sufficient to cover our potential losses. See “Item 4. Information on the Company—B. Business Overview—Insurance” for more information on the insurance policies maintained by us. In the event there is any damage to any assets or incidents for which we do not have sufficient insurance coverage, if at all, we would have to pay for the difference ourselves where our cash flow and liquidity could be negatively affected.

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

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately or timely report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our Class A ordinary shares may be materially and adversely affected.

In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2023, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is related to lack of sufficient accounting personnel who possess adequate knowledge in financial reporting in accordance with U.S. GAAP. We intend to implement a number of measures to address this material weakness in our internal control over financial reporting. We cannot assure you, however, that these measures may fully address these deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remedied.

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

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Risks Relating to Our Industry

It may be or become illegal to acquire, own, hold, sell or use cryptocurrencies, participate in the blockchain, transfer or utilize similar bitcoin assets in China or overseas markets where we operate due to adverse changes in the regulatory and policy environment in these jurisdictions.

We primarily generated our revenue from sales in China in 2023. Our blockchain mining solution business could be significantly affected by, among other things, the regulatory and policy developments in China and overseas jurisdictions. Governmental authorities are likely to continue to issue new laws, rules and regulations governing the blockchain and cryptocurrency industry we operate in and enhance enforcement of existing laws, rules and regulations. For example, the People’s Bank of China, or the PBOC, the Cyberspace Administration of China, or the CAC, Ministry of Industry and Information Technology, State Administration for Industry and Commerce, China Banking Regulatory Commission, China Securities Regulatory Commission and China Insurance Regulatory Commission issued “Announcement on Preventing Token Fundraising Risks” on September 4, 2017, prohibiting all organizations and individuals from engaging in initial coin offering transactions and token trading platforms from providing pricing, information agency or other services for tokens or virtual currencies. On May 21, 2021, the Financial Stability and Development Committee of the PRC State Council mentioned the need to resolutely crack down on bitcoin mining and trading activities. On June 18, 2021, the “Notice of the Sichuan Provincial Development and Reform Commission and the Sichuan Provincial Energy Administration on the Cleanup and Shutdown of Virtual Currency Mining Projects” required electricity companies within Sichuan Province in China to close down power supply to businesses involved in cryptocurrency mining. On June 21, 2021, the PBOC was reported to have held interviews with certain financial institutions in China, and stressed that banks and other financial institutions in China shall strictly implement the “Guarding Against Bitcoin Risks” and the “Announcement on Preventing Token Fundraising Risks” and other regulatory requirements, diligently fulfill their customer identification obligations, and shall not provide account opening, registration, trading, clearing, settlement and other services related to blockchain and cryptocurrency business. On September 15, 2021, ten ministries and commissions, including PBOC, CAC and the Supreme People’s Court of PRC, published the Notice on Further Prevention and Disposal of the Risk of Speculation in Cryptocurrency Trading, which clarifies that certain cryptocurrency-related businesses are illegal financial activities and emphasizes the establishment of a mechanism to deal with risks related to cryptocurrency trading and speculation, strengthening the monitoring and warning of cryptocurrency trading and speculation risk, and the establishment of a multi-dimensional and multi-level risk prevention and disposal system. Furthermore, according to the Industrial Structure Adjustment Guidance Catalogue (2024 Edition) published by the National Development and Reform Commission on December 27, 2023, cryptocurrency mining activities are listed as the backward production processes and equipment under the eliminated category, and as such, investments in activities in the elimination category, including cryptocurrency mining activities, are prohibited in China. These regulations may severely restrict our ability to expand our business or serve our customers in China. We cannot assure you that government authorities in China will not introduce further enhanced regulation over the cryptocurrency industry that may lead to our inability to operate in China at all.

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

However, research and development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our research and development results, which could result in excessive research and development expenses or delays. Given the fast pace with which blockchain has been and will continue to be developed, we may not be able to timely upgrade our technologies in an efficient and cost-effective manner, or at all. In addition, new developments in artificial intelligence, deep learning, Internet-of-things, computer vision, blockchain and cryptocurrency could render our products obsolete or unattractive. If we are unable to keep up with the technological developments and anticipate market trends, or if new technologies render our technologies or solutions obsolete, customers may no longer be attracted to our products. As a result, our business, results of operations and financial condition would be materially and adversely affected.

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

The cryptocurrency networks are based on a cryptographic, algorithmic protocol that governs the end-user-to-end-user interactions between computers connected to the relevant network. A loosely organized group can propose amendments to such a network’s source code through one or more software upgrades that alter the protocols and software that govern the network and the properties of such cryptocurrencies, including the irreversibility of transactions and limitations on the mining of new cryptocurrencies. For example, to the extent that a significant majority of the users and miners on the Bitcoin or Ethereum network install such software upgrade(s), the Bitcoin network would be subject to new protocols and software that may render our HTC and HPC solutions less desirable, which in turn may adversely affect our business, results of operations and financial condition. If less than a significant majority of the users and miners on the Bitcoin network install such software upgrade(s), the Bitcoin network could “fork.”

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

Bitcoin, Ethereum and Grin are based on open source software and have no official developer or group of developers that formally controls their network. Any individual can download the Bitcoin, Ethereum or Grin network software and make any desired modifications, which are proposed to users and miners on Bitcoin, Ethereum or Grin network through software downloads and upgrades. However, miners and users must consent to those software modifications by downloading the altered software or upgrade implementing the changes; otherwise, the changes do not become part of the Bitcoin, Ethereum or Grin network. Since the inception of Bitcoin, Ethereum and Grin networks, changes to the network have been accepted by the vast majority of blockchain users and miners, ensuring that the Bitcoin, Ethereum and Grin networks each remain a coherent economic system. However, a developer or group of developers could potentially propose a modification to the Bitcoin, Ethereum or Grin network that is not accepted by a vast majority of miners and users, but that is nonetheless accepted by a substantial population of participants in the network. In such case, a fork in the blockchain could develop and two separate networks could result, one running the pre-modification software program and the other running the modified version. An example is the introduction of Bitcoin Cash in mid-2017. This kind of split in the Bitcoin, Ethereum or Grin network could erode user confidence in the stability of the Bitcoin or Ethereum network, which could negatively affect the demand for our HTC and HPC solutions.

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

Risks Related to Conducting Business in China

Recent regulatory developments in China may subject us to additional regulatory review or otherwise restrict or completely hinder our ability to offer securities and raise capitals overseas, all of which could materially and adversely affect our business and cause the value of our Class A ordinary shares to significantly decline or become worthless.

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

A significant portion of our business is conducted in China. The PRC government has significant influence over China-based operations of any company by allocating resources, providing preferential treatment to particular industries or companies, or imposing industry-wide policies on certain industries. The PRC government may also amend or enforce existing rules and regulation or adopt new ones, which could materially increase our compliance cost, change the relevant industry landscape, or cause significant changes to our business operations. In addition, the PRC regulatory system is based in part on government policies and internal guidance, some of which are not published on a timely basis or at all, and some of which may even have a retroactive effect. We may not be aware of all non-compliance incidents at all time, and may face regulatory investigation, fines and other penalties as a result. As a result of any changes in the government-mandated industrial policies, including the amendment to and/or enforcement of the related laws and regulations, companies with China-based operations, including us, and the industries in which we operate could face significant compliance and operational risks and uncertainties. For example, in July 2021, the PRC government released a broad set of reforms targeting private education companies providing after-school tutoring services and prohibiting foreign investments in institutions providing such after-school tutoring services. As a result, the market value of certain U.S. listed companies with China-based operations in the affected sectors declined substantially. The PRC government has also imposed severe restrictions over the operations of cryptocurrency business, which has drastically changed industry landscape in China, and as a result, due to the possible change of regulation, it may be illegal to acquire, own, hold, sell or use cryptocurrencies, participate in the blockchain business, or transfer or utilize cryptocurrency assets in China. In addition, the National Development and Reform Commission of China has classified cryptocurrency mining operations as an industry to be eliminated. We have adopted a development strategy to expand our business and promote our products and solution offerings globally. If industry-wide regulations or policies are adopted in China in a way that significantly curtails or prohibits the research and development of our solution offerings and other aspects of our business, our operations in China will be materially and adversely affected, and we may have to cease our operations in China and relocate our offices and assets overseas, which may significantly disrupt our operations and adversely affect our business, results of operations and financial condition.

Our Class A ordinary shares will be delisted and prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the HFCAA has been signed into law on December 18, 2020. The HFCAA, as subsequently amended, states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for two consecutive years, the SEC shall prohibit our ADSs from being traded on a national securities exchange or in the over-the-counter market in the United States.

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

In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB inspections team has also completed fieldwork for 2023, with the complete access required under the HFCAA. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. Our financial statements contained in this annual report of Form 20-F have been audited by MaloneBailey, LLP, an independent registered public accounting firm that is headquartered in the United States with offices in Beijing and Shenzhen, China. MaloneBailey, LLP is a firm registered with the PCAOB, and is required by the United States laws to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. If the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China and we fail to retain a registered public accounting firm that the PCAOB is able to inspect and investigate completely for two consecutive years, or if we otherwise fail to meet the PCAOB’s requirements, our Class A ordinary shares will be delisted from the Nasdaq Stock Market, and our shares will not be permitted for trading over the counter in the United States under the HFCAA and related regulations. If our Class A ordinary shares are prohibited from trading in the United States, we cannot assure you that we will be able to list on a non-U.S. exchange or that a market for our Class A ordinary shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our Class A ordinary shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our Class A ordinary shares. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our Class A ordinary shares could be adversely affected. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, results of operations and financial condition.

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

The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries including the cryptocurrency industry, which may severely restrict our ability to expand our business or serve our customers in China. We cannot assure you that government authorities in China will not introduce further enhanced regulation over the cryptocurrency industry that may lead to our inability to operate in China at all. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. For example, on July 6, 2021, the relevant PRC government authorities promulgated the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; and (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (1) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or, in extreme cases, become worthless. We did not have to make such filings with or obtain the relevant approvals from the CSRC for our initial public offering completed on July 11, 2022 and the supplemental offering completed on September 27, 2022 because the offerings made were before the enactment of the Trial Measures. For our follow-on offering on September 13, 2023, we completed the filing with the CSRC on January 9, 2024, and we will be obligated to submit filings with the CSRC in a timely manner for our future offerings. If we cannot obtain such approvals or the CSRC rescind our approvals, we may not continue to offer securities to investors and cause the value of our securities to significantly decline or, in extreme cases, become worthless.

On February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised version was issued under the title of the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Revised Provisions”), and has come into effect on March 31, 2023, together with the Trial Measures. One of the major revisions to the Revised Provisions is expanding their application to cover indirect overseas offering and listing, which is consistent with the Trial Measures. The Revised Provisions require that, including but not limited to, (1) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities, and file with the secrecy administrative department at the same level; and (2) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. On or after March 31, 2023, any failure or perceived failure by any PRC subsidiaries including us to comply with the above confidentiality and archives administration requirements under the Revised Provisions and other PRC laws and regulations may result in that the relevant entities would be held liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

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

In recent years, the PRC economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. During the past ten years, the rate of inflation in China has been as high as 5.4% and as low as -0.8%. While inflation has slowed in recent years with a moderate rate of 1.6% recorded in 2017, it is uncertain when the general price level may increase or decrease sharply in the future. Moreover, the significant economic growth in China has resulted in a general increase in labor costs and shortage of low-cost labor. Inflation may cause our production cost to continue to increase. If we are unable to pass on the increase in production cost to our customers, we may suffer a decrease in profitability and a loss of customers, and our results of operations could be materially and adversely affected.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this annual report, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

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

Dividends payable to our foreign investors and gains on the sale of our Class A ordinary shares by our foreign investors may become subject to PRC tax.

Under the EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in China or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within China. Similarly, any gain realized on the transfer of our Class A ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within China. If we are deemed a PRC resident enterprise, dividends paid on our Class A ordinary shares, and any gain realized from the transfer of our Class A ordinary shares, would be treated as income derived from sources within China and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of our Class A ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of our Class A ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our Class A ordinary shares by such investors, are deemed as income derived from sources within China and thus are subject to PRC tax, the value of your investment in our Class A ordinary shares may decline significantly.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

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

Furthermore, as these foreign exchange and outbound investment related regulations’ interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

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

Some of our revenues and expenses are denominated in Renminbi. Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries. Currently, certain of our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. Since a part of our future net income and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of China or pay dividends in foreign currencies to our shareholders, and may limit our ability to obtain foreign currency through debt or equity financing for our subsidiaries.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in September 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce, or MOFCOM, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from MOFCOM be obtained in circumstances where offshore companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Moreover, the Anti-Monopoly Law requires that MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Risks Relating to Our Corporate Structure and Governance

Investors in our Class A ordinary shares are not purchasing equity securities of our subsidiaries that have substantive business operations in China but instead are purchasing equity securities of a Cayman Islands holding company.

Investors in our Class A ordinary shares are not purchasing equity securities of our subsidiaries that have substantive business operations in China but instead are purchasing equity securities of a Cayman Islands holding company. Nano Labs Ltd is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in China and one of our subsidiaries in Hong Kong. Such structure involves unique risks to investors in our Class A ordinary shares. Investors may never directly hold equity interests in our PRC subsidiaries with substantive operations. We also cannot assure you that the Chinese regulatory authorities will not disallow such a structure. If the Chinese regulatory authorities disallow the structure, it would likely result in a material change in our operations and cause the value of our Class A ordinary shares to significantly decline or become worthless.

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

The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A ordinary shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of our Class A ordinary shares in such indices and may cause some shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A ordinary shares. Any negative actions or publications by shareholder advisory firms could also adversely affect the value of our Class A ordinary shares.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are, and will continue to be, a “controlled company” as defined under corporate governance rules of Nasdaq Stock Market, because Mr. Jianping Kong beneficially owns approximately 33.6% of our then-issued and outstanding ordinary shares and is able to exercise approximately 55.6% of the total voting power of our issued and outstanding ordinary shares. For further information, see “Item 7. Major Shareholders and Related Party Transactions–A. Major Shareholders.” For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including (1) the requirement that our director nominees must be selected or recommended solely by independent directors and (2) the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Our currently effective memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares.

Our currently effective memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a provision that entitles each Class B ordinary share to 15 votes in respect of all matters subject to a shareholders’ vote. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties form seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority without further action by our shareholders to issue additional Class B ordinary shares, which will be dilutive to our Class A ordinary shareholders. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares. We could issue preferred shares quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class A ordinary shares may fall and the voting and other rights of the holders of our Class A ordinary shares may be materially and adversely affected.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities laws and regulations in the United States that apply to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

Risks Relating to Our Class A Ordinary Shares

If we fail to maintain the listing of our Class A ordinary shares with a U.S. national securities exchange, the liquidity and price of our Class A ordinary shares could be adversely affected.

Our Class A ordinary shares are currently listed for trading on the Nasdaq Global Market. In order to maintain our listing on The Nasdaq Global Market, we must comply with certain Nasdaq listing rules. If our Class A ordinary shares are delisted, our Class A ordinary shares may be eligible to trade on the OTC Bulletin Board or another over-the-counter market; however, such delisting could have an adverse impact on the liquidity and price of our Class A ordinary shares. Any such alternative would likely result in it being more difficult for us to raise additional capital through the public or private sale of equity securities and for investors to dispose of, or obtain accurate quotations as to the market value of, our Class A ordinary shares. In addition, there can be no assurance that our Class A ordinary shares would be eligible for trading on any such alternative exchange or markets.

The trading price of our Class A ordinary shares is likely to be volatile, which could result in substantial losses to investors.

The trading price of our Class A ordinary shares has been volatile since our Class A ordinary shares began to trade on the Nasdaq Global Market following our recently completed initial public offering in July 2022. The trading price of our Class A ordinary shares could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our Class A ordinary shares may be highly volatile for factors specific to our operations including the following:

●	actual or anticipated variations in our revenues, earnings, cash flow and changes or revisions of our expected results;

●	fluctuations in operating metrics;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new products and services by us or our competitors;

●	changes in financial estimates by securities analysts;

●	announcements of studies and reports relating to the quality of our product and services or those of our competitors;

●	changes in the performance or market valuations of our competitors;

●	detrimental negative publicity about us, our competitors or our industry;

●	additions or departures of key personnel;

●	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	regulatory developments affecting us or our industry;

●	general economic or political conditions affecting China or elsewhere in the world;

●	fluctuations of exchange rates between the RMB and the U.S. dollar; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A ordinary shares will trade. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our Class A ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis, the ensuing economic recessions and deterioration in the credit market in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets.

Moreover, there have been recent instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, particularly among companies with relatively smaller public floats. As we have a relatively small public float, we may experience greater stock price volatility, including aggressive price run-ups and declines, lower trading volume and less liquidity, compared with companies with larger public floats. In particular, our Class A ordinary shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock run-up, may be unrelated to our actual or expected operating performance, financial condition or prospects, and industry, market or economic factors, which makes it difficult for prospective investors to assess such rapidly changing value of our Class A ordinary shares. In addition, if the trading volumes of our Class A ordinary shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A ordinary shares. This low volume of trades could also cause the price of our Class A ordinary shares to fluctuate significantly, with large percentage changes in price occurring in any trading day session. Holders of the ADSs may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to such low-volume trading. As a result of such volatility, investors may experience losses on their investment in our Class A ordinary shares. Such volatility also could adversely affect our ability to issue additional Class A ordinary shares or other securities and our ability to obtain additional financing in the future, as well as our ability to retain key employees, many of whom have been granted equity incentives. Furthermore, the potential extreme volatility may confuse the public investors of the value of our Class A ordinary shares, distort the market perception of the price of our Class A ordinary shares, and our financial performance and public image, and negatively affect the long-term liquidity of our Class A ordinary shares, regardless of our actual or expected operating performance.

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

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A ordinary shares, the market price for our Class A ordinary shares and trading volume could decline.

The trading market for our Class A ordinary shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Class A ordinary shares, the market price for our Class A ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could, in turn, cause the market price or trading volume for our Class A ordinary shares to decline.

The sale or availability for sale of substantial amounts of our Class A ordinary shares could adversely affect their market price.

Sales of substantial amounts of our Class A ordinary shares in the public market or the perception that these sales could occur, could adversely affect the market price of our Class A ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. Our Class A ordinary shares sold are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. We and our officers, directors and certain option holders have agreed not to sell any ordinary shares for 180 days after July 11, 2022 pursuant to the underwriting agreement dated July 11, 2022 in connection with our initial public offering without the prior written consent of the underwriters for our initial public offering, subject to certain exceptions. However, such underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A ordinary shares.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A ordinary shares for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after the securities offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A ordinary shares as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares will likely depend entirely upon any future price appreciation of our Class A ordinary shares. There is no guarantee that our Class A ordinary shares will appreciate in value after the securities offering or even maintain the price at which you purchased our Class A ordinary shares. You may not realize a return on your investment in our Class A ordinary shares, and you may even lose your entire investment in our Class A ordinary shares.

We have not determined a specific use for a portion of the net proceeds from the securities offering, and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of the securities offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of the securities offering. We cannot assure you that the net proceeds will be used in a manner that will improve our results of operations or increase the price of our Class A ordinary shares, or that these net proceeds will be placed only in investments that generate income or appreciate in value.

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

We may become a passive foreign investment company, which could result in adverse United States tax consequences to United States investors.

In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income, or

●	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For purposes of the income test, “gross income” generally consists of sales revenues less the cost of goods sold, together with income from investments and from other sources, and “passive income” generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. However, under the applicable guidance, it is unclear how companies, like us, with negative gross revenue, are treated. Assuming that we are permitted to use gross loss to offset our passive income, based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not expect to be classified as a passive foreign investment company, or a PFIC, for the taxable year ended December 31, 2023 or for the current taxable year, although, in each case, there can be no assurance in this regard.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition and the characterization of such income or assets as passive or active. The Internal Revenue Service (the “IRS”) may challenge our determination in this regard. The composition of our assets and income may be affected by how, and how quickly we use our liquid assets. Because we have valued our goodwill based on the market value of our Class A ordinary shares, a decrease in the market price of our Class A ordinary shares may also result in our becoming a PFIC. The market price of our Class A ordinary shares has been and may continue to be volatile. If our market capitalization does not increase or continues to decline, we may be or become classified as a PFIC for the current taxable year or future taxable years.

If we are a PFIC for any taxable year during which you hold our ADSs (prior to February 1, 2024) or our Class A ordinary shares, our PFIC status could result in adverse United States federal income tax consequences to you if you are a U.S. Holder, as defined under “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive foreign investment company considerations.” We cannot assure you that we will not be a PFIC for the current or any future taxable year.

If a U.S. Holder is treated as owning at least 10% of our ordinary shares, such U.S. Holder may be subject to adverse United States tax consequences.

If a U.S. Holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our ordinary shares, such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group, if any. Generally, a non-United States corporation is deemed as a controlled foreign corporation if more than 50% of its stock (by voting power or value) of is owned (directly, indirectly or constructively) by United States shareholders. We will generally be classified as a controlled foreign corporation if more than 50% of our outstanding shares, measured by reference to voting power or value, are owned (directly, indirectly or by attribution) by United States shareholders. Although we are not likely to be a controlled foreign corporation, because our group could include one or more United States subsidiaries, it is likely that certain of our non-United States subsidiaries could be treated as controlled foreign corporations. We cannot provide any assurances that we will assist our investors in determining whether any of our non-United States subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with its reporting and tax paying obligations as a result. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in our Class A ordinary shares.

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

On July 12, 2022, our American depositary shares representing Class A ordinary shares commenced trading on the Nasdaq Global Market under the symbol of “NA.” On December 29, 2023, Citibank N.A. distributed a notification regarding the amendment to the deposit agreement, dated December 19, 2023, as amended, and the termination of American depositary receipts facility for our American depositary shares, effective from February 1, 2024.

Effective from January 31, 2024, we conducted a 2-to-1 share consolidation, which consolidated two shares with a par value of US$0.0001 each in our issued and unissued share capital into one share with a par value of US$0.0002. Upon the effectiveness of such share consolidation, our authorized share capital became US$50,000 divided into 250,000,000 ordinary shares of par value of US$0.0002 each, comprising (1) 121,410,923 Class A ordinary shares of par value of US$0.0002 each, (2) 28,589,078 Class B ordinary shares of par value of US$0.0002 each and (3) 99,999,999 shares of a par value of US$0.0002 each of such class or classes (however designated) as our board of directors may determine in accordance with our memorandum and articles of association, as amended. Unless otherwise indicated, shares and per share amount in this annual report have been retroactively adjusted to reflect such share consolidation for all periods presented.

Our principal executive office is located at China Yuangu Hanggang Technology Building, 509 Qianjiang Road, Shangcheng District, Hangzhou, Zhejiang, People’s Republic of China. Our telephone number at this address is (86) 0571-8665 6957. Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

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

We have established an integrated solution platform covering three main business verticals, including HTC solutions, HPC solutions and distributed computing and storage solutions. Our HTC solutions feature our proprietary Cuckoo series chips, which have become alternative ASICs solutions for traditional GPUs. Our HPC solutions offer both HPC chips, Darkbird, and Bitcoin mining machine, iPollo. In addition to HTC and HPC chips, we launched our Darksteel series, which can be applied to both industrial and commercial sectors by offering distributed computing and data storage solutions, in the fourth quarter of 2021.

We have strong capabilities for IC design and related research and development for the Metaverse computing network. We have successfully designed our 55nm, 40nm, 22nm and n+1 ASIC chips and our 38nm memory chip. Our unique Nano FPU design architecture allows us to develop HTC chips with superior computing power and high-power efficiency as compared to most traditional GPUs available in the market. As of December 31, 2023, we had registered 30 software copyrights, four IC layout-design rights and 25 patents, and applied for registration of 16 patents. We enjoy a skilled talent pool and are committed to enhancing our technology leadership and upgrade our product solutions through our high-caliber research and development team. As of December 31, 2023, our research and development team consisted of 83 engineers, researchers, programmers and data analysts and is led by Dr. Bingbo Li, our vice president and chief technology officer, who has extensive experience of over 10 years in the semiconductor industry.

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

We are in the design process of Cuckoo 3.0, which is expected to be completed in 2024. We expect Cuckoo 3.0 to be an enhancement of Cuckoo 2 and programmable, which provides more flexibility to a wide range of application scenarios.

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

The following table sets forth certain specifications of the iPollo blockchain mining machines we have launched or are ready to launch as of the date of this annual report:

Blockchain Mining Machine	ASIC	Computing Power (±10%)	Energy Consumption (±10%)	Status
Grin
G1	Cuckoo 1.0	36 Graph/s	78W/Graph	Launched in the second quarter of 2020
G1 mini	Cuckoo 1.0	1.2 Graph/s	100W/Graph	Launched in August 2020
Ethereum
V1	Cuckoo 2.0	3.6 GH/s*	0.86W/MHash*	Launched in the second quarter of 2022
V1 mini	Cuckoo 2.0	0.3 GH/s (300MH/s)*	0.8W/MHash*	Launched in the second quarter of 2022
V1 mini WiFi	Cuckoo 2.0	0.3 GH/s (300MH/s)*	0.8W/MHash*	Launched in the second quarter of 2022
V1 Classic**	Cuckoo 2.0	1.55 GH/s*	0.8W/MHash*	Launched in the second quarter of 2022
V1 mini Classic**	Cuckoo 2.0	0.13 GH/s (130MH/s)*	0.8W/MHash*	Launched in the first quarter of 2022
V1 mini Classic WiFi**	Cuckoo 2.0	0.13 GH/s (130MH/s)*	0.8W/MHash*	Launched in the first quarter of 2022
V1 mini Classic Plus**	Cuckoo 2.0	0.28 GH/s (280MH/s)*	0.96W/MHash*	Launched in the second quarter of 2022
V1 mini Classic Plus WiFi**	Cuckoo 2.0	0.28 GH/s (280MH/s)*	0.96W/MHash*	Launched in the second quarter of 2022
V1 Mini SE	Cuckoo 2.0	0.20 GH/s (200MH/s)*	0.58W/MHash*	Launched in the third quarter of 2022
V1 Mini SE Plus	Cuckoo 2.0	0.40 GH/s (400MH/s)*	0.58W/MHash	Launched in the third quarter of 2022
X1	Cuckoo 2.0	0.33 GH/s (330MH/s)*	0.73W/MHash	Launched in the second quarter of 2023
V1H	Cuckoo 2.0	0.95 GH/s (950MH/s)*	0.79W/MHash	Launched in the third quarter of 2023
Bitcoin
B1L	Darkbird 1.0	58 TH/s*	52W/THash*	Launched in the first quarter of 2022

*	Based on the theoretical value of the design, which may not be the actual performance of the actual products to be delivered to our customers.
**	For ETC mining only.

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

The following table sets forth certain specifications of the Darksteel distributed computing and storage solutions we have designed as of the date of this annual report:

Distributed Computing and Data Storage Solution	Storage	Processor/Memory	Feature	Status
Darksteel S	8 TB enterprise SSD	12 cores 24 threads dual CPU/128G DDR4	Dual hot-swappable power supplies; traffic enhancement and sharing; node drift; intranet enhancement; clustered deployment	Launched in the fourth quarter of 2021
Darksteel F	36*16 TB HARD	2.2G CPU/64G DDR4/480G SSD	576T ultra-high computing power; fusion of unique algorithm optimization; customized special chip	Launched in the fourth quarter of 2021
Darksteel C	60*16 TB HARD	XEON E5-2450 CPU/ 16G DDR4	Standard server with 6 NetApp storages; hot-swappable dual power supplies; 60 16t enterprise-class SAS disks; 960 TB storage; 5.76 PB cluster capacity	Launched in the fourth quarter of 2021

Roadmap for Our Future Products and Services

The table below sets forth certain information about the IC products under development.

Product under Development	Feature	Status
HTC Solution Cuckoo 3.0	High bandwidth	Expected to be launched in 2024

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

In addition, we have launched iPollo Metaverse, offering photography studio services which include 3D scanning and printing services as well as augmented reality technologies. Leveraging iPollo Metaverse, we create digital application scenarios for various IPs, effectively enhancing our user engagement. Through iPollo 3D full-color printing technology, we have been able to transform concepts such as digital IPs into reality. Furthermore, our iPollo Metaverse Store provides users with customized services, allowing enthusiasts to experience the novelty from the Metaverse.

Our Customers

The customer base for our products comprises both enterprises and individual buyers. Generally, we either require prepayment in full or offer alternative payment plans for customers to prepay a certain percentage with the remainder to be settled after the completion of manufacturing but before the delivery of the products. In 2022, substantially all of our mining machine customers were in China. In 2023, approximately 70% of our revenue were generated from our mining machine customers in China. We intend to explore additional market opportunities in overseas markets and have set up our first indirect wholly-owned subsidiary, IPOLLO PTE. LTD., in Singapore, which is to serve as the headquarter for the iPollo brand. In 2022, we expanded our customer base to overseas markets such as North America, Europe and the Southeast Asia. Going forward, we expect our sales revenues from overseas markets as a percentage of the total revenues to increase substantially. See “Item 3. Key Information—D. Risk Factors —Risks Relating to Our Industry—It may be or become illegal to acquire, own, hold, sell or use cryptocurrencies, participate in the blockchain, transfer or utilize similar bitcoin assets in China or overseas markets where we operate due to adverse changes in the regulatory and policy environment in these jurisdictions.”

In 2022 and 2023, substantially all of our HTC and HPC solutions are distributed through direct sales. We do not restrict resales of our mining machine products by our customers, so some of our customers in China may resell purchased products to end-users or other buyers located in overseas markets. In 2022, we began to engage distributors to facilitate distribution of our products in certain countries.

Research and Development

Our success depends largely on our ability to continue to develop and launch cutting-edge IC products catering to the evolving market demand. We have assembled a dedicated in-house research and development team led by Mr. Bingbo Li, who is the vice president and chief technology officer of our company and worked as algorithm engineer at several leading IC companies. As of December 31, 2023, our research and development team comprised 83 members, representing approximately 53% of our total employees. Among these team members, approximately 33% hold a master’s degree or above, and many of them once worked for leading companies in the semiconductor industry, including leading IC design houses. Core members of our research and development team all have more than ten years of relevant industry experience. In 2021, 2022 and 2023, our research and development expenses were RMB145.5 million, RMB131.9 million and RMB88.6 million (US$12.5 million), respectively. As of December 31, 2023, we had registered 30 software copyrights, four IC layout-design rights and 25 patents, and applied for registration of 16 patents.

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

As of December 31, 2023, we have registered 82 trademarks and 215 domain names. As of the same date, we had registered 30 software copyrights, four IC layout-design rights and 25 patents, and applied for registration of 16 patents. Proprietary know-how that is not patentable and proprietary technologies and processes for which patents, IC layout design rights and copyrights are difficult to enforce are also of significant importance to our operations. We rely on trade secret protection and confidentiality agreements to safeguard our interests in this respect. Certain elements in our operations are not covered by patents, IC layout design rights or copyrights. We have taken security measures to protect these elements.

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

Employees

As of December 31, 2023, we had 157 employees, substantially all of whom were in China. The following table sets forth the number of our employees by function as of December 31, 2023:

Function	Number of Employees	Percentage %
Management	5	3.1
Research and development	83	52.9
Sale and marketing	21	13.4
Finance, operations and others	48	30.6
Total	157	100.0

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

Properties

We are headquartered in Hangzhou, Zhejiang province, China. As of December 31, 2023, we occupied 10 properties with an aggregate gross floor area of approximately 5,866.12 square meters located in Hangzhou, Shanghai, Shenzhen and Shaoxing, China and Singapore. In May 2022, we entered into a land use agreement and made full payment for the right to use a parcel of land with an area of 49,452 square meters located in Shaoxing, China for 50 years. We mortgaged such land use right to obtain a credit line of up to RMB148 million from a commercial bank.

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

On September 8, 2023, a customer named iPollo Pte Ltd, our Singapore subsidiary, as the defendant of a claim in the General Division of the High Court of the Republic of Singapore. This customer alleged that we failed to make timely delivery for products purchased and such products did not function as expected, demanding a return of payments of US$0.3 million with relevant damages, interests and costs. As of the date of this annual report, the high court has decided to adjudicate certain issue of the claim by a court hearing. While the outcome remains uncertain at this stage, we intend to defend ourselves vigorously.

On December 25, 2023, three of our subsidiaries, Zhejiang Ipollo Technology Co., Ltd., Zhejiang Haowei Technology Co., Ltd. and Zhejiang Metaverse Technology Co., Ltd., were named as defendants along with others unaffiliated to us in a civil action filed at the People’s Court of Yuhuatai District, Nanjing City. The plaintiff of such civil action alleged that it entered into a sales contract for our products with one of the defendants who purportedly purchased our products for resale and failed to make timely delivery. The plaintiff seeks to rescind the sales contract with this defendant and demands a return of payments of RMB47.0 million with interests accrued by all defendants including our three subsidiaries. As of the date of this annual report, the first trial of this civil action is pending for further notice. While the outcome remains uncertain at this stage, we intend to defend ourselves vigorously.

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

The Foreign Investment Law of the PRC was adopted by the National People’s Congress on March 15, 2019, and became effective on January 1, 2020, replacing the Law of the PRC on Sino-Foreign Equity Joint Ventures, the Law of the PRC on Sino-Foreign Contractual Joint Ventures and the Law of the PRC on Wholly Foreign-owned Enterprises, together with their implementation rules and ancillary regulations. Under the Foreign Investment Law of the PRC, the PRC government shall implement management systems of pre-entry national treatment and a negative list for foreign investment, according to which the treatment provided to foreign investors and for their investments during the investment access stage shall not be less favorable than that provided to their domestic competitors in China, and the PRC government shall grant national treatment to foreign investment beyond the negative list where special administrative measures for the access of foreign investment in specific fields is specified. Besides, the PRC government shall protect foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China according to relevant laws and regulations, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises. Among others, the PRC government shall take action to prompt foreign investment, such as ensuring fair competition for foreign-invested enterprises to participate in government procurement activities and protecting the intellectual property rights of foreign investors and foreign-invested enterprises. In respect of the administration of foreign investment, foreign investment projects shall go through relevant verification and record-filing procedures as required by relevant laws and regulations, if any. The organization structure, institutional framework and standard of conduct for a foreign-invested enterprise shall be subject to the provisions of the PRC Company Law or the Partnership Enterprise Law of the PRC, if applicable.

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

PRC Policies and Regulations relating to the Cryptocurrency Industry

The policies and regulations relating to the cryptocurrency industry do not have a direct impact on the Company. However, they could have an impact on the Company’s customers in China, which could indirectly impact the demand for the Company’s cryptocurrency mining machines.

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

According to the Announcement on Prevention of Risks from Offering and Financing of Cryptocurrencies promulgated by seven PRC governmental authorities including the People’s Bank of China on September 4, 2017, or the Announcement, and Guarding against the Speculative Risks of Cryptocurrency Trading promulgated by the National Internet Finance Association of China, the China Banking Association and the Payment & Clearing Association of China on May 18, 2021, activities of offering and financing of cryptocurrencies, including initial coin offerings, have been forbidden in China since they may be suspected to be considered as illegal offering of securities or illegal fundraising. According to the Announcement, all so-called token trading platform should not (1) engage in the exchange between any statutory currency with tokens and “virtual currencies,” (2) trade or trade the tokens or “virtual currencies” as central counterparties, or (3) provide pricing, information agency or other services for tokens or “virtual currencies.” The Announcement further provides that financial institutions and payment institutions shall not engage in business in connection with transactions of offering and financing of tokens.

Pursuant to the Circular of the Regulating Cryptocurrency Mining Activities promulgated by several PRC governmental authorities including the PBOC on September 3, 2021, which aims to dispose of the hidden risks in cryptocurrency mining as it pursues China’s carbon-neutrality goals, and cryptocurrency mining is to be classified as a phased-out industry. This circular does not outlaw cryptocurrency mining completely, rather it orders local authorities to clamp down on illegal mining activities with plans to gradually phase out the industry. Investing in and constructing new mining projects will not be allowed and the existing mining projects will be given time to exit, and the entire industrial chain of the upstream and downstream of cryptocurrency mining activities will be tighten regulated.

On September 15, 2021, the PBOC and other nine government departments in China promulgated the Notice on Further Prevention and Disposal of the Risk of Speculation in Cryptocurrency Trading. This notice reiterates that cryptocurrencies do not have the same legal status as Renminbi and financial institutions and non-bank payment institutions are prohibited to provide services for virtual currency-related business activities.

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

Under the Trademark Law, any of the following acts may be regarded as an infringement of the exclusive right to use a registered trademark:

(1)	Use of a trademark that is identical with or similar to a registered trademark on the same or similar kind of commodities without the authorization of the trademark registrant;

(2)	Sale of commodities infringing upon the exclusive right to use a registered trademark;

(3)	Counterfeiting or making, without authorization, representations of a registered trademark, or sale of such representation of a registered trademark; and

(4)	Infringing upon other person’s exclusive right to use a registered trademark in other ways and causing damages.

Violation of the Trademark Law may result in imposition of fines, confiscation and destruction of infringing commodities.

Patent

Pursuant to the Patent Law of the PRC, or the Patent Law of the PRC, promulgated on March 12, 1984 with the last amendment effective from June 1, 2021, and the Implementing Regulations of the Patent Law of the PRC last amended on December 11, 2023 and effective from January 20, 2024, respectively, an inventor or a designer may apply to the State Intellectual Property Office, or the SIPO for the grant of an invention patent, an utility model patent or a design patent. According to the Patent Law of the PRC, the right to apply for a patent (a patent application) and of registered patent can be transferred upon completion of registration with SIPO. The patent right duration is 20 years for invention and 10 years for utility model and design, starting from the date of application. A patentee is obligated to pay annual fee beginning with the year in which the patent right is granted. Failure to pay the annual fee may result in a termination of the patent right duration.

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

Pursuant to the Layout-design Regulations, layout-design created by a PRC citizen, legal person or other organization shall be eligible for the exclusive right of layout-design in accordance with the Layout-design Regulations. The holder of the right of a layout design shall enjoy the following exclusive right:

(1)	Reproducing a protected layout-design in its entirety or any part thereof that complies with the requirement of originality; and

(2)	Commercially exploiting a protected layout-design, an IC incorporating a protected layout-design, or an article incorporating such an IC.

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

The following acts, without the authorization of the holder of the right of a layout-design, would constitute an infringement of the layout-design:

(1)	reproducing a protected layout-design in its entirety or any part thereof that complies with the requirement of originality; and

(2)	importing, selling, or otherwise distributing for commercial purposes a protected layout design, an IC incorporating such a layout-design, or an article incorporating such an IC.

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

PRC Laws and Regulations relating to Taxation

Enterprise Income Tax

According to the Enterprise Income Tax Law of the PRC, or the EIT Law which was promulgated by the National People’s Congress on March 16, 2007 with the latest amended version effective from December 29, 2018, and its implementing rules, a unified EIT rate of 25% is applied equally to both resident and non-resident enterprises. EIT shall be payable by a resident enterprise for income sourced within or outside the PRC. EIT shall be payable by a non-resident enterprise, for income sourced within the PRC by its institutions or premises established in the PRC, and for income sourced outside the PRC for which the institutions or premises established in the PRC have a de facto relationship. Where the non-resident enterprise has no institutions or premises established in the PRC or has income bearing no de facto relationship with the institution or premises established, EIT shall be payable by the non-resident enterprise only for income sourced within the PRC. The EIT rate could be reduced to 15% for High and New Technology Enterprises, or the HNTEs, in need of special support from the PRC government.

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

Pursuant to the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Taxes on the Indirect Transfer of Properties by Non-resident Enterprises promulgated and with effect from February 3, 2015, or SAT Circular 7, and the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37 promulgated on October 17, 2017 with last amendment on June 15, 2018, where a non-resident enterprise indirectly transfers equities and other properties of a PRC resident enterprise, or PRC Taxable Properties, to evade its obligation of paying EIT by implementing arrangements that are not for bona fide commercial purpose, such indirect transfer shall be re-identified and recognized as a direct transfer of equities and other properties of the PRC resident enterprise, in accordance with the provisions of Article 47 of the EIT Law. PRC Taxable Properties in this announcement include properties of a PRC entity or establishment located in China, real estate in China and an equity investment in a PRC resident enterprise, that are directly held by a non-resident enterprise and proceeds from such transfer shall be subject to EIT in China in accordance with the PRC tax laws. An indirect transfer of PRC Taxable Properties refers to a transfer by a non-resident company of an equity interest or other similar right or interest in an overseas enterprise (excluding the PRC resident enterprise registered overseas), or the Overseas Enterprises, that in turn directly or indirectly holds the PRC Taxable Properties, which effectively has the same or a similar effect as a direct transfer of such PRC Taxable Properties. SAT Bulletin 7 also provides that an indirect transfer of PRC Taxable Properties, which satisfies one of the following conditions, will not be subject to the aforesaid provisions:

(1)	A non-resident enterprise buys and sells the shares of one same overseas listed company in a public stock exchange; and

(2)	If the non-resident enterprise directly held and transferred PRC Taxable Properties, the proceeds derived thereof would be exempt from EIT under the applicable tax treaty or arrangement.

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

In April 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or Circular 32, according to which (1) for VAT taxable sales or imports of goods originally subject to value-added tax rates of 17% and 11% respectively, such tax rates were adjusted to 16% and 10%, respectively; and (2) for exported goods originally subject to a tax rate of 17% and an export tax refund rate of 17%, the export tax refund rate was adjusted to 16%. Circular 32 became effective on May 1, 2018 and superseded existing provisions which were inconsistent with Circular 32.

Pursuant to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which was promulgated by MOF, State Administration of Taxation and the General Administration of Customs on March 20, 2019, where (1) for VAT taxable sales or imports of goods originally subject to value-added tax rates of 16% and 10%, such tax rates shall be adjusted to 13% and 9%, respectively; and (2) for the exported goods originally subject to a tax rate of 16% and an export tax refund rate of 16% and 10%, the export tax refund rate shall be adjusted to 13% and 9%, respectively.

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

The PRC and the government of Hong Kong entered into the Arrangement between the Mainland of the PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Incomes, or the Arrangement, on August 21, 2006. According to the Arrangement, 5% withholding tax rate shall apply to the dividends paid by a PRC company to a Hong Kong resident, provided that such Hong Kong resident directly holds at least 25% of the equity interests in the PRC company, and 10% of withholding tax rate shall apply if the Hong Kong resident holds less than 25% of the equity interests in the PRC company. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (1) the Hong Kong resident must be the beneficial owner of the relevant dividends; and (2) the Hong Kong resident must directly hold more than 25% equity interest in the PRC company during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong resident must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate.

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

Pursuant to the Social Insurance Law of the PRC, which became effective on July 1, 2011 with last amendment on December 29, 2018, all employees are required to participate in basic pension insurance, basic medical insurance schemes and unemployment insurance, which must be contributed by both the employers and the employees. All employees are required to participate in work-related injury insurance and maternity insurance schemes, which must be contributed by the employers. Employers are required to complete registrations with local social insurance authorities. Moreover, the employers must timely make all social insurance contributions. Except for mandatory exceptions such as force majeure, social insurance premiums may not be paid late, reduced or be exempted. Where an employer fails to make social insurance contributions in full and on time, the social insurance contribution collection agencies shall order it to make all or outstanding contributions within a specified period and impose a late payment fee at the rate of 0.05% per day from the date on which the contribution becomes due. If such employer fails to make the overdue contributions within such time limit, the relevant administrative department may impose a fine equivalent to one to three times the overdue amount.

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

SAFE Circular 59

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59, which became effective on December 17, 2012, with last amendment on December 30, 2019. SAFE Circular 59 substantially amends and simplifies the current foreign exchange procedure. According to SAFE Circular 59, the opening of various special purpose foreign exchange accounts (e.g., pre-investment expenses account, foreign exchange capital account, asset realization account, guarantee account) no longer requires SAFE’s approval. Furthermore, multiple capital accounts for the same entity may be opened in different provinces, which was not possible before the issuance of SAFE Circular 59. Reinvestment of lawful incomes derived by foreign investors in China (e.g., profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment) no longer requires SAFE’s approval or verification, and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer requires SAFE’s approval.

SAFE Circular 19

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which came into effect on June 1, 2015, with last amendment on March 23, 2023. According to SAFE Circular 19, the foreign exchange capital of foreign-invested enterprises, or the FIE, shall be subject to a discretional foreign exchange settlement, or the Discretional Foreign Exchange Settlement. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account of an FIE for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) and can be settled at the banks based on the actual operational needs of the FIE. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital of an FIE is temporarily determined as 100%. Renminbi converted from a foreign exchange capital will be kept in a designated account and if an FIE needs to make further payment from such account, it still needs to provide supporting documents and go through the review process with the banks.

Furthermore, SAFE Circular 19 stipulates that the use of capital by foreign-invested enterprises shall follow the principles of authenticity and self-use within the business scope of enterprises. The capital of an FIE and capital in Renminbi obtained by the FIE from foreign exchange settlement shall not be used for the following purposes:

(1)	directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations;

(2)	directly or indirectly used for investment in securities or investments other than capital-protected banking products unless otherwise provided by relevant laws and regulations;

(3)	directly or indirectly used for granting the entrust loans in Renminbi (unless permitted by the scope of business), repaying the inter-enterprise borrowings (including advances by the third party) or repaying the bank loans in Renminbi that have been sub-lent to the third party; and

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

PRC Laws and Regulations relating to Cybersecurity

Pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the Cybersecurity Administration of China, or the CAC. The PRC Cybersecurity Law also establishes more stringent requirements applicable to operators of computer networks, especially to operators of networks which involve critical information infrastructure. The PRC Cybersecurity Law contains an overarching framework for regulating Internet security, protection of private and sensitive information, and safeguards for national cyberspace security and provisions for the continued government regulation of the Interne and content available in China. The PRC Cybersecurity Law emphasizes requirements for network products, services, operations and information security, as well as monitoring, early detection, emergency response and reporting. Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear. According to the Cybersecurity Review Measures announced by the CAC on December 28, 2021, which became effective on February 15, 2022, the scope of cybersecurity reviews is extended to data processing operators engaging in data processing activities that affect or may affect national security. The Cybersecurity Review Measures further requires that any operator applying for listing of its securities on a foreign stock exchange must go through cybersecurity review if it possesses personal information of more than one million users. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risk that may be brought about by any procurement, data processing, or overseas listing. The review focuses on several factors, including, among others, (1) the risk of theft, leakage, corruption, illegal use or export of any core or important data, or a large amount of personal information, and (2) the risk of any critical information infrastructure, core or important data, or a large amount of personal information being affected, controlled or maliciously exploited by a foreign government after a company is listed overseas. While the Cybersecurity Review Measures has become final, there is still uncertainty regarding, among many aspects, the implementation and interpretation of the Cybersecurity Review Measures.

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

C. Organizational Structure

We are an exempted company incorporated pursuant to the laws of Cayman Islands. We operate and own our assets directly and indirectly through a number of subsidiaries. The following is a list of our principal subsidiaries as of the date of this annual report on Form 20-F, their jurisdictions of incorporation and the ownership interest we hold:

Subsidiaries	Place of Incorporation	Ownership Interest
Nano Tech Cayman Ltd	Cayman Islands	100%
Ipollo Tech Ltd	Cayman Islands	100%
Ipolloverse Cayman Ltd	Cayman Islands	70%
Nano Labs Inc	BVI	100%
Ipollo Tech Inc	BVI	100%
Tsuki Inc	United States	100%
Ipolloverse Tech Inc	BVI	70%
Nano Technology HK Limited	Hong Kong	100%
Nano Labs HK Limited	Hong Kong	100%
Ipollo HK Limited	Hong Kong	100%
IPOLLO LTD.	Singapore	100%
Ipolloverse HK Limited	Hong Kong	70%
Haowei Technology (Shaoxing) Co., Ltd.	Shaoxing, China	100%
Zhejiang Haowei Technology Co., Ltd.	Hangzhou, China	100%
Zhejiang Metaverse Technology Co., Ltd.	Hangzhou, China	100%
Haoweiverse (Shaoxing) Technology Co., Ltd.	Shaoxing, China	65%
Metaski (Shaoxing) Technology Co., Ltd.	Shaoxing, China	100%
Metaverse (Shaoxing) Technology Co., Ltd.	Shaoxing, China	100%
Shenzhen Matamata Technology Co., Ltd.	Shenzhen, China	100%
Zhejiang Ipollo Technology Co., Ltd.	Hangzhou, China	100%
Metameta (Shaoxing) Technology Co., Ltd.	Shaoxing, China	100%
Hangzhou Meta Technology Co., Ltd.	Hangzhou, China	100%
Zhejiang Nanomicro Technology Co., Ltd.	Hangzhou, China	100%
Zhejiang NanoBlock Technology Co., Ltd.	Hangzhou, China	100%
Zhejiang Weike Technology Co., Ltd.	Hangzhou, China	100%
Shenzhen Matavos Technology Co., Ltd.	Shenzhen, China	100%
Zhejiang Yuanmao Digital Technology Co., Ltd	Hangzhou, China	70%
Zhejiang Ipollo Metacomputing Co., Ltd.	Hangzhou, China	70%

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

Competitiveness in research and development

Research and development is key to the success of our products and solutions. Our research and development expenses were RMB145.5 million, RMB131.9 million and RMB88.6 million (US$12.5 million) in 2021, 2022 and 2023, respectively. We continue to focus on enhancing our product planning and research and development capabilities to introduce or improve products that can address the evolving customer needs in a timely manner. As existing competitors may introduce new technologies or provide more competitive offerings and more companies may enter the market to compete with us, competition may intensify in the future, and consequently, our competitiveness and market share may be affected. As a result, our ability to continue offering new and enhanced ICs as well as competitive products and technologies will have a significant impact on our results of operations.

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

Liquidity

In 2023, we incurred net loss of RMB254.4 million (US$35.9 million) and recorded net cash used in operating activities of RMB133.5 million (US$18.8 million). Historically, we relied primarily on both operational sources of cash and non-operational sources of financing from investors to fund our operations and business development. Our ability to continue as a going concern is dependent on our management’s ability to successfully execute our business plan, which includes increasing revenues while controlling costs and operating expenses as well as generating operational cash flows and continuing to gain support from outside sources of financing. However, there can be no assurance that we will be successful in acquiring additional financing or that any additional financing would be sufficient to continue operations in future years.

Key Components of Results of Operations

Net Revenues

Our net revenues are primarily derived from sales of our HTC and HPC solutions and provision of design and technical services to our customers.

The following table sets forth the breakdown of our net revenues by category, both in absolute amount and as a percentage of total net revenues for each category for the periods indicated:

	Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
Product sales revenue	39,440,897	100.0	920,653,911	93.6	71,321,462	10,069,813	91.0
Service revenue	—	—	62,514,987	6.4	7,013,914	990,288	9.0
Total net revenues	39,440,897	100.0	983,168,898	100.0	78,335,376	11,060,101	100.0

Product sales revenue

Our product sales revenue primarily comprises sales of our HTC solutions in relation to ETHW, ETHF, ETC and Grin mining, and HPC solutions for Bitcoin mining and distributed computing and data storage solutions for Filecoin mining. The following table sets forth the breakdown of sales volume and average selling price (per unit) of our products, related accessories and parts and other products for the periods indicated:

	2021			2022			2023
			Average selling			Average selling
	Revenue	Sales Volume	price per unit	Revenue	Sales Volume	price per unit	Revenue		Sales volume	Average selling price per unit
	(RMB)	(Unit)	(RMB)	(RMB)	(Unit)	(RMB)	(RMB)	(US$)	(Unit)	(RMB)	(US$)
Products	38,078,762	5,475	6,955	872,851,495	49,065	17,790	64,231,522	9,068,790	14,399	4,461	630
Others(1)	1,362,135	19	71,691	47,802,416	2,069	23,104	7,089,940	1,001,023	6,899	1,028	145

(1)	Primarily include accessories and parts of our products which generated revenue of RMB1.3 million, RMB47.8 million and RMB6.3 million (US$0.9 million) in 2021, 2022 and 2023, respectively, as well as 3D printing products which generated revenue of nil, nil and RMB0.8 million (US$0.1 million) in the same years, respectively.

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

Cost of Revenues

Cost of revenues represent costs and expenses incurred in order to generate revenue. Cost of revenues mainly consist of products costs, including costs of raw material, contract manufacturers for production, testing costs and staff costs for our employees involved in the provision of services. In 2021, a one-off inventory write-down of RMB26.8 million was the largest component, accounting for 61.5% of the total cost of revenues for 2021. In 2022 and 2023, we recorded an inventory write-down of RMB184.1 million and RMB60.8 million (US$8.6 million), respectively, accounting for 24.5% and 33.4% of our total cost of revenues for the same years, respectively, due to the downward adjustment on the book value of a portion of our inventory in response to the decrease in the market price of cryptocurrency and expected economic return on cryptocurrency mining.

The following table sets forth the breakdown of our cost of revenues by category, both in absolute amount and as a percentage of the cost of revenues, for the periods indicated:

	Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
Product sales	43,530,708	100.0	752,443,614	99.9	179,636,489	25,362,714	98.8
Service	—	—	560,565	0.1	2,148,087	303,286	1.2
Total	43,530,708	100.0	753,004,179	100.0	181,784,576	25,666,000	100.0

Gross Profit (Loss)

The gross profit (loss) of sales of our products, primarily including HTC and HPC solutions, is primarily affected by cryptocurrency prices, which have a significant effect on the economic returns of mining activities. A decrease in the relevant cryptocurrency price could result in a much lower demand of our HTC and HPC solutions, leading to lower revenues as we may have to adjust the average selling price of our products. A decrease in the relevant cryptocurrency price and expected economic returns of blockchain mining activities could also lead to increase in write-down for the potentially obsolete, slow-moving inventories and lower of cost or market adjustment and write-down for advances to suppliers as a result of stagnant demand and decrease in average selling price for our HTC and HPC solutions. For example, we recorded an inventory write-down of RMB184.1 million and RMB60.8 million (US$8.6 million) in the cost of revenues in 2022 and 2023, respectively, due to the downward adjustment on the book value of a portion of our inventory in response to the decrease in the market price of cryptocurrency and expected economic return on cryptocurrency mining.

The gross profit and gross profit margin of our design and technical services are primarily affected by the service fees we charge our customers and the labor cost in relation to the provision of such services.

The following table sets forth our gross profit (loss) and gross profit (loss) margin by category for the periods indicated:

	Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
Product sales revenue	(4,089,811)	(10.4)	168,210,297	18.3	(108,315,027)	(15,292,901)	(151.9)
Service revenue	—	—	61,954,422	99.1	4,865,827	687,002	69.4
Total	(4,089,811)	(10.4)	230,164,719	23.4	(103,449,200)	(14,605,899)	(132.1)

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of the total operating expenses, for the periods indicated:

	For the years ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
Selling and marketing expenses	5,119,072	2.9	24,431,649	11.7	15,332,523	2,164,785	9.8
General and administrative expenses	24,121,823	13.8	53,197,248	25.4	53,402,101	7,539,794	33.9
Research and development expenses	145,455,181	83.3	131,851,602	62.9	88,601,470	12,509,561	56.3
Total operating expenses	174,696,076	100.0	209,480,499	100.0	157,336,094	22,214,140	100.0

Selling and marketing expenses

Selling and marketing expenses primarily include salary expenses, logistics expenses and advertising expenses.

General and administrative expenses

General and administrative expenses primarily include (1) salaries and benefits of our management, finance, operations and other administrative staff, (2) professional fees, mainly consist of service fees paid to professional parties, (3) rental expenses, (4) travelling expenses, and (5) insurance fee.

Research and development expenses

Research and development expenses primarily include (1) salaries and benefits of our research and development staff, (2) production and procurement expenses for producing prototypes and procuring tools for IC design, including raw materials used, (3) equipment rental fee, (4) design expenses and (5) service expenses.

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

	Years Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
Net revenues:
Product sales revenue	39,440,897	100.0	920,653,911	93.6	71,321,462	10,069,813	91.0
Service revenue	—	—	62,514,987	6.4	7,013,914	990,288	9.0
Total net revenues	39,440,897	100.0	983,168,898	100.0	78,335,376	11,060,101	100
Cost of revenues	43,530,708	110.4	753,004,179	76.6	181,784,576	25,666,000	232.1
Gross profit (loss)	(4,089,811)	(10.4)	230,164,719	23.4	(103,449,200)	(14,605,899)	(132.1)
Operating expenses:
Selling and marketing expenses	5,119,072	13.0	24,431,649	2.5	15,332,523	2,164,785	19.5
General and administrative expenses	24,121,823	61.2	53,197,248	5.4	53,402,101	7,539,794	68.2
Research and development expenses	145,455,181	368.7	131,851,602	13.4	88,601,470	12,509,561	113.1
Total operating expenses	174,696,076	442.9	209,480,499	21.3	157,336,094	22,214,140	200.8
Profit (loss) from operations	(178,785,887)	(453.3)	20,684,220	2.1	(260,785,294)	(36,820,039)	(332.9)
Other expenses (income):
Finance expenses (income)	509,764	1.3	(4,407,504)	(0.5)	920,055	129,902	1.1
Interest income	(3,495,208)	(8.8)	(2,005,580)	(0.2)	(489,098)	(69,055)	(0.6)
Other expenses (income)	(855,959)	(2.2)	(4,021,582)	(0.4)	(6,846,803)	(966,694)	(8.7)
Total other expenses (income)	(3,841,403)	(9.7)	(10,434,666)	(1.1)	(6,415,846)	(905,847)	(8.2)
Income (loss) before income tax provision	(174,944,484)	(443.6)	31,118,886	3.2	(254,369,448)	35,914,192	(324.7)
Income tax provision	—	—	—	—	(17,394)	(2,456)	(0.0)
Net income (loss)	(174,944,484)	(443.6)	31,118,886	3.2	(254,352,054)	(35,911,736)	(324.7)

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net revenues. Our net revenues decreased significantly from RMB983.2 million in 2022 to RMB78.3 million (US$11.1 million) in 2023, primarily due to the decrease in the sales of iPollo V1 Series and B1 Series products as well as provision of design services.

Cost of revenues. Our cost of revenues decreased significantly from RMB753.0 million in 2022 to RMB181.8 million (US$25.7 million) in 2023. This decrease in cost of revenues was due to the decrease in sales volume.

Gross profit (loss). As a result of the foregoing, we recorded gross loss of RMB103.4 million (US$14.6 million) in 2023. In 2022, we recorded gross profit of RMB230.2 million.

Operating expenses. Our total operating expenses decreased by 24.9% from RMB209.5 million in 2022 to RMB157.3 million (US$22.2 million) in 2023, primarily due to the decrease in our selling and marketing expenses and research and development expenses.

●	Selling and marketing expenses. Our selling expenses decreased from RMB24.4 million in 2022 to RMB15.3 million (US$2.2 million) in 2023. Such decrease was primarily due to the decrease in advertising fee and marketing promotion expenses.

●	General and administrative expenses. Our general and administrative expenses remained stable at RMB53.2 million and RMB53.4 million (US$7.5 million) in 2022 and 2023, respectively.

●	Research and development expenses. Our research and development expenses decreased from RMB131.9 million in 2022 to RMB88.6 million (US$12.5 million) in 2023, primarily due to the decrease in equipment cost, salary expenses and share-based compensation expenses. We expect to continue our investment in research and development to support our future development, product iteration and competitive strengths.

Profit (loss) from operations. As a result of the foregoing, our loss from operations was RMB260.8 million (US$36.8 million) for 2023, as compared to our profit from operations of RMB20.7 million for 2022.

Finance expenses (income). Our finance expense was RMB0.9 million (US$0.1 million) for 2023, as compared to finance income RMB4.4 million for 2022, primarily due to the increase in foreign currency exchange loss and interest expense.

Interest income. Our interest income, which primarily consists of interest income from bank, decreased from RMB2.0 million for 2022 to RMB0.5 million (US$0.07 million) for 2023, primarily due to decreased amount of deposits in banks.

Other income. We recorded other income of RMB4.0 million and RMB6.8 million (US$1.0 million) for 2022 and 2023, respectively. The increase in other income was primarily due to the increases in tax refund amount and government subsidies.

Net income (loss). As a result of the foregoing, our net loss was RMB254.4 million (US$35.9 million) for 2023, while we recorded net income RMB31.1 million for 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net revenues. Our net revenues increased significantly to RMB983.2 million in 2022 from RMB39.4 million in 2021, primarily due to increase in the sales of iPollo V1 Series and B1 Series products as well as provision of design services.

Cost of revenues. Our cost of revenues increased significantly to RMB753.0 million in 2022 from RMB43.5 million in 2021. This increase in cost of revenues was due to (1) our general business growth and (2) a one-off inventory write-down of RMB184.1 million in 2022, which accounted for 24.5% of our total cost of revenues. This write-down was due to our downward adjustment of the book value for a portion of our inventories in response to the decrease in cryptocurrency market prices and the expected economic return on cryptocurrency mining activities.

Gross profit (loss). As a result of the foregoing, we recorded gross profit of RMB230.2 million in 2022. In 2021, we recorded gross loss of RMB4.1 million.

Operating expenses. Our total operating expenses increased by 19.9% to RMB209.5 million in 2022 from RMB174.7 million in 2021, primarily due to increase in our selling and marketing expenses and general and administrative expenses.

●	Selling and marketing expenses. Our selling expenses increased to RMB24.4 million in 2022 from RMB5.1 million in 2021. The selling and marketing expenses in 2022 was primarily related to the increase in advertising and promotion expenses and the increase in employee salary expenses.

●	General and administrative expenses. Our general and administrative expenses increased significantly to RMB53.2 million in 2022 from RMB24.1 million in 2021, primarily due to the significant increase in employee salary expenses and expenses for professional services.

●	Research and development expenses. Our research and development expenses decreased to RMB131.9 million in 2022 from RMB145.5 million in 2021, primarily due to the decrease in expenses relating to materials used in research and development.

Profit (loss) from operations. As a result of the foregoing, our profit from operations increased to RMB20.7 million for 2022 from loss from operations of RMB178.8 million for 2021.

Finance expenses (income). Our finance income increased to RMB4.4 million for 2022 from a finance expense of RMB0.5 million for 2021, primarily due to the increase of foreign currency exchange gains.

Interest income. Our interest income, which primarily consists of interest income from bank, decreased to RMB2.0 million for 2022 from RMB3.5 million for 2021, primarily due to decreased amount of deposits in banks.

Other income. We recorded other income of RMB4.0 million for 2022 from RMB0.9 million for 2021. The increase in other income was primarily due to the increase in tax refund amount.

Net income (loss). As a result of the foregoing, our net income increased to RMB31.1 million for 2022 from a net loss of RMB174.9 million for 2021.

B. Liquidity and Capital Resources

Liquidity and Capital Resources

Our primary source of liquidity historically has been cash generated from our business operations, equity contributions from our shareholders and borrowings, which have historically been sufficient to meet our working capital and capital expenditure requirements.

As of December 31, 2022 and 2023, our cash and cash equivalents were RMB87.8 million and RMB48.2 million (US$6.8 million), respectively. Our cash and cash equivalents primarily consist of cash in bank and highly liquid investments placed with banks, which are unrestricted to withdrawal and use and have original maturities of less than three months.

In August 2022, we were granted a credit line of up to RMB100 million from a commercial bank with a mortgage of our 50-year right to use a parcel of land with an area of 49,452 square meters located in Shaoxing, China. In 2023, such credit line was increased to RMB148 million. As of December 31, 2023, we have a balance of borrowing of approximately RMB123.7 million (US$17.5 million) under the credit line.

Our ability to continue as a going concern is dependent on our management’s ability to successfully execute our business plan, which includes increasing revenues while controlling costs and operating expenses as well as generating operational cash flows and continuing to gain support from outside sources of financing. We expect to launch Cuckoo 3.0 Series products in 2024 and have received certain advance payments from customers as of the date of this annual report. These plans have alleviated the previously identified substantial doubt about our ability to continue as a going concern. We believe that our existing cash and cash equivalents together with our anticipated cash flows from operations will be sufficient to meet our anticipated cash needs for general corporate purposes for the next 12 months from the date of this annual report. See “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—Use of Proceeds.” However, the exact amount of proceeds we use for our operations and expansion plans will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth our selected consolidated cash flow data for the periods indicated:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Net cash provided by (used in) operating activities	71,732,868	(274,940,789)	(133,473,937)	((18,845,065)
Net cash used in investing activities	(36,046,123)	(33,182,870)	(105,482,822)	(14,893,024)
Net cash provided by financing activities	164,896,124	160,996,502	199,520,201	28,170,077
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,062,387)	1,132,887	159,828	22,566
Net increase (decrease) in cash, cash equivalents and restricted cash	198,520,482	(145,994,270)	(39,276,730)	(5,545,446)
Cash, cash equivalents and restricted cash at the beginning of the year	35,333,172	233,853,654	87,859,384	12,404,787
Cash, cash equivalents and restricted cash at the end of the year	233,853,654	87,859,384	48,582,654	6,859,341

Operating Activities

Net cash used in operating activities for 2023 was RMB133.5 million (US$18.8 million), which primarily reflected our net loss of RMB254.3 million (US$35.9 million) as mainly adjusted for (1) inventory write-down of RMB60.8 million (US$8.6million), which was primarily due to the downward adjustment on the book value of a portion of our inventories, (2) depreciation and amortization expenses of RMB4.4 million (US$0.6 million), (3) amortization of right-of-use assets of RMB5.8 million (US$0.8 million) and (4) changes in working capitals. Adjustment for changes in working capital primarily consisted of (1) inventories of RMB28.8 million (US$4.1 million) and (2) prepayments of RMB47.2 million (US$6.7 million), partially offset by (1) advance from customers of RMB16.7 million (US$2.4 million), (2) other current liabilities of RMB5.5 million (US$0.8 million), and (3) operating lease liabilities, current of RMB4.3 million (US$0.6 million).

Net cash used in operating activities for 2022 was RMB274.9 million, which primarily reflected our net profit of RMB31.1 million as mainly adjusted for (1) inventory write-down of RMB184.1 million, which was primarily due to the downward adjustment on the book value of a portion of our inventories, (2) share-based compensation of RMB9.3 million, (3) amortization of right-of-use assets of RMB5.5 million and (4) changes in working capitals. Adjustment for changes in working capital primarily consisted of (1) a decrease of RMB794.3 million in advances from customers which primarily related to the prepayments from customers to our HTC and HPC solutions and (2) an increase of RMB71.4 million in inventories, partially offset by (1) a decrease of RMB304.3 million in prepayments to our suppliers, which primarily related to the production of ICs and (2) a decrease of RMB51.7 million in other current assets, which primarily included value-added tax recoverable and deposits for our office space leases.

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

Investing Activities

Net cash used in investing activities for 2023 was RMB105.5 million (US$14.9 million), mainly due to the purchases of property, plant and equipment of RMB105.5 million (US$14.9 million), which was primarily for the construction in process for the expansion and optimization of our supply chain.

Net cash used in investing activities for 2022 was RMB33.2 million, mainly attributable to (1) purchase of intangible assets of RMB49.3 million, which was primarily for a land use right and (2) purchase of property, plant and equipment of RMB17.5 million, which was primarily for the construction in progress, partially offset by proceeds from sales of short-term investments of RMB33.6 million.

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

Financing Activities

Net cash generated from financing activities for 2023 was RMB199.5 million (US$28.2 million), mainly attributable to proceeds from bank loans of RMB128.2 million (US$18.1 million) and the proceeds from issuance of ordinary shares of RMB72.8 million (US$10.3 million), partially offset by repayments of bank loans of RMB1.5 million (US$0.2 million).

Net cash generated from financing activities for 2022 was RMB161.0 million, mainly attributable to (1) proceeds from issuance of ordinary shares of RMB144.0 million and (2) proceeds from long-term debts of RMB17.1 million, partially offset by repayments of long-term debts of RMB0.1 million.

Net cash generated from financing activities for 2021 was RMB164.9 million, mainly attributable to proceeds from issuance of ordinary shares of RMB201.2 million, partially offset by (1) repayment to related parties of RMB31.4 million and (2) repayment of loan payable of RMB5.0 million.

Capital Expenditures

We made capital expenditures of RMB8.7 million, RMB66.8 million and RMB105.5 million (US$14.9 million) in 2021, 2022 and 2023, respectively. In these periods, our capital expenditures were mainly used for procurement of computers and electronic equipment for research and development, construction in process and purchase of land use right for the expansion and optimization of our supply chain.

We plan to fund our future capital expenditures with our existing cash balance and proceeds from the securities offering. We will continue to make capital expenditures to meet the expected growth of our business, including for procurement of photomask, mold and various intellectual properties.

Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2023, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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

We intend to undertake measures to improve our internal control over financial reporting to address the material weakness identified, including implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. In addition, we plan to take the following initiatives to improve our internal control over financial reporting to address the material weakness that have been identified:

●	hiring additional qualified accounting and reporting personnel who are equipped with the relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen our financial reporting function and to set up a financial and system control framework; and

●	enhancing our internal audit function as well as engaging an external consulting firm to assist us with assessing our Sarbanes-Oxley compliance readiness and improving overall internal controls.

However, we cannot assure you that we will remediate our material weakness in a timely manner. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Item 3. Key Information—D. Risk Factors —Risks Relating to Our Operations—If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately or timely report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our Class A ordinary shares may be materially and adversely affected.”

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

Contractual Obligations and Commitments

The following table sets forth our contractual obligations as of December 31, 2023:

	Payments due by period
	Total	Less than one year	One to three years	Three to five years	More than five years
	(RMB)
Long-term debts obligations	123,670,783	3,410,000	10,480,000	15,360,000	94,420,783
Operating lease obligations	7,794,221	3,605,781	2,388,720	1,799,720	—
Total	131,465,004	7,015,781	12,868,720	17,159,720	94,420,783

Our commitments related to the construction in progress not yet reflected in the consolidated financial statements were RMB39.1 million (US$5.5 million) as of December 31, 2023 and were expected to be incurred within one year.

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

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2023 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Inventory Write-Down

Inventories are stated at the lower of cost and net realizable value. The cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving and obsolete inventory, which depends on factors such as historical and forecasted consumer demand, estimated selling price of products, estimated completion cost and estimated selling expenses, etc. As of December 31, 2022 and 2023, our inventory write-downs were RMB208.2 million and RMB265.1 million (US$37.4 million), respectively. Write-downs are recorded in the cost of revenues in the Consolidated Statements of Operations and Comprehensive Income (Loss).

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and senior management as of the date of this annual report:

Name	Age	Position/Title
Jianping Kong	39	Chairman of the Board and Chief Executive Officer
Qifeng Sun	43	Vice Chairman of the Board
Nan Hu	42	Director and Chief Executive Officer of Zhejiang Haowei
Jiaming Zhu	73	Independent Director
Li Zhang	38	Independent Director
Lizhen Xie	44	Independent Director
Bing Chen	56	Chief Financial Officer and Senior Vice President
Bingbo Li	41	Vice President and Chief Technology Officer of Zhejiang Haowei

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

Nan Hu has served as our director since November 2021 and chief executive officer of Zhejiang Haowei since February 2021. Mr. Hu has over ten years of experience in the semiconductor industry. Prior to that, Mr. Hu had served as a validation manager at Trident Multi-Media Technology Co. from August 2010 to April 2012 and then at Entropic Shangmin Communication Technology Co. until November 2014. Mr. Hu received a bachelor’s degree in electrical engineering and automation from East China University of Science and Technology in July 2003 and a master’s degree in electronic and communication engineering from Shanghai Jiao Tong University in March 2013.

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

B. Compensation

Compensation of Directors and Executive Officers

In 2023, the aggregate cash compensation to directors and executive officers was approximately RMB5.3 million (US$0.7 million). This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors, except that our subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

Share Incentive Plan

Historically, Zhejiang Haowei has issued 1,456,411 restricted shares to certain employees of ours, which were replaced with 11,253,356 restricted shares of our company held by Nanometa Ltd., the nominee of our equity incentive trust designated to such employees. As of the date of this annual report, 5,795,547 restricted shares and options have been granted and 383,016 restricted shares have been forfeited due to the termination of employees.

The following table sets forth information on restricted shares that we have awarded and are outstanding as of the date of this annual report.

Directors and Executive Officers	Number of Restricted Shares Awarded	Grant Date
Nan Hu	884,715	2020/1/31
Nan Hu	89,549	2020/12/10
Bingbo Li	*	2020/1/31
Bingbo Li	*	2020/12/10
Total	1,723,862

*	Less than 1% of our total outstanding shares on an as-converted basis.

On January 1, 2022, we granted an employee an option to purchase 500,000 ordinary shares with exercise price of US$0.0002 per share. 33.3% of the award was to vest on December 31, 2022 or one year after we complete the initial public offering, whichever is earlier; 33.3% will vest on December 31, 2023 or two years after we complete the initial public offering, whichever is earlier; and the remaining 33.3% will vest on December 31, 2024 or three years after we complete the initial public offering, whichever is earlier.

2022 Share Incentive Plan

In June 2022, our shareholders and board of directors adopted our 2022 share incentive plan, or the 2022 Plan, which has become effective upon the completion of our initial public offering, to motivate, attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2022 Plan, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under such plan is 10,379,000, which constitutes 10% of the total issued and outstanding shares of our company on a fully-diluted basis as of the date of adoption. As of the date of this annual report, we have granted 861,860 shares under the 2022 Plan (after the 2-to-1 share consolidation effective from January 31, 2024).

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

C. Board Practices

Board of Directors

As of the date of this annual report, our board of directors consists of six directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. Our directors may from time to time at their discretion exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and assets (present or future) and uncalled capital or any party thereof, and issue debentures, debenture share, bonds or other securities whether outright or as collateral security for any obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

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

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

●	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services performed by our independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and our independent registered public accounting firm;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and our independent registered public accounting firms;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the board of directors.

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

The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

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

The nominating and corporate governance committee assists the board of directors in selecting directors and in determining the composition of our board and board committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

●	evaluating the performance and effectiveness of the board as a whole.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares of our company, including the registering of such shares in our share register.

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

D. Employees

As of December 31, 2023, we had 157 employees, substantially all of whom were in China. The following table sets forth the number of our employees by function as of December 31, 2023:

Function	Number of Employees	Percentage %
Management	5	3.1
Research and development	83	52.9
Sale and marketing	21	13.4
Finance, operations and others	48	30.6
Total	157	100.0

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

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares, as of the date of this annual report, for:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own 5% or more of our ordinary shares.

The percentage of beneficial ownership in the table below is calculated based on 41,927,302 Class A ordinary shares and 28,589,078 Class B ordinary shares issued and outstanding as of the date of this annual report. To our knowledge, except as indicated in the footnotes to the following table, the persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

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

	Ordinary shares beneficially owned***
	Class A ordinary shares	Class B ordinary shares	Percentage of beneficial ownership (of total Class A and Class B ordinary shares)	Percentage of total voting power†
Directors and Executive Officers**
Jianping Kong (1)	6,704,981	16,998,911	33.6	55.6
Qifeng Sun (2)	2,873,563	11,590,167	20.5	37.5
Nan Hu (3)	4,542,748	—	6.4	0.8
Jiaming Zhu	—	—	—	—
Li Zhang (4)	2,085,500	—	3.0	0.4
Lizhen Xie	—	—	—	—
Bing Chen (5)	1,000,000	—	1.4	0.2
Bingbo Li	*	—	*	*
Directors and executive officers as a group	17,707,846	28,589,078	65.6	94.5
Principal Shareholders:
Jianping Kong (1)	6,704,981	16,998,911	33.6	55.6
Qifeng Sun (2)	2,873,563	11,590,167	20.5	37.5
Nanometa Ltd (6)	5,325,786	—	7.6	1.1
Nanoeco Ltd (7)	5,189,500	—	7.4	1.1
Nan Hu (3)	4,542,748	—	6.4	0.8

*	Represents less than 1% of our total outstanding shares on an as converted basis.

**	Except as indicated otherwise below, the business address of our directors and executive officers is China Yuangu Hanggang Technology Building, 509 Qianjiang Road, Shangcheng District, Hangzhou, Zhejiang, People’s Republic of China.

***	Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.

†	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to 15 votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Represents 16,998,911 Class B and 6,704,981 Class A ordinary shares held of record by JIANPING KONG LTD, a British Virgin Islands company owned by Jianping Kong. The registered address of JIANPING KONG LTD is Intershore Consult Ltd. of Intershore Chambers, Road Town, Tortola, British Virgin Island.

(2)	Represents 11,590,167 Class B and 2,873,563 Class A ordinary shares held of record by Star Spectrum Capital Ltd, a British Virgin Islands company owned by Qifeng Sun. The registered address of Star Spectrum Capital Ltd is Intershore Consult Ltd. of Intershore Chambers, Road Town, Tortola, British Virgin Island.

(3)	Represents 3,863,389 Class A ordinary shares held of record by Tong Qi Holding Ltd, a British Virgin Islands company owned by a trust designated to Nan Hu, and 679,359 Class A restricted shares held by Nanometa Ltd., the nominee of our equity incentive trust designated to certain employees of ours, which were granted to Nan Hu and have become vested as of the date of this annual report. The registered address of Tong Qi Holding Ltd is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(4)	Represents 2,085,500 Class A ordinary shares held of record by Luckylily Ltd, a British Virgin Islands company owned by Li Zhang. The registered address of Luckylily Ltd is Intershore Chambers, Road Town, Tortola, British Virgin Island.

(5)	Represents 1,000,000 Class A ordinary shares held of record by Dualities Link C Ltd., a British Virgin Islands company owned by Bing Chen. The registered address of Dualities Link C Ltd. is Sertus Incorporations (BVI) Limited of Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(6)	Represents 5,325,786 Class A ordinary shares held of record by Nanometa Ltd, a British Virgin Islands company and the nominee of our equity incentive trust designated to certain employees of ours. The registered address of Nanometa Ltd. is Intershore Chambers, Road Town, Tortola, British Virgin Islands.

(7)	Represents 5,189,500 Class A ordinary shares held of record by Nanoeco Ltd, a British Virgin Islands company and the nominee of our equity incentive trust designated to certain employees of ours. The registered address of Nanoeco Ltd. is Intershore Chambers, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of the date of this annual report, none of our ordinary shares are held by any record holder in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. As of the date of this annual report, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

In 2021, 2022 and 2023, we entered into certain transactions with the following related parties:

Name of Entity or Individual	Relationship with Us
Jianping Kong	Principal shareholder, chairman of the board and chief executive officer
Qifeng Sun	Principal shareholder and vice chairman
Hangzhou Weiditu Technology Co., Ltd., or Weiditu	Company controlled by Jianping Kong

During the year ended December 31, 2021, we repaid RMB19.3 million to Jianping Kong. As of December 31, 2022 and 2023, the amounts due to Jianping Kong were nil.

During the year ended December 31, 2021, we repaid RMB12.1 million to Qifeng Sun. As of December 31, 2022 and 2023, the amounts due to Qifeng Sun were nil.

During the year ended December 31, 2021, we lent RMB0.1 million to and collected RMB4.5 million from Hangzhou Weiditu Technology Co., Ltd. As of December 31, 2022 and 2023, the amounts due from Hangzhou Weiditu Technology Co., Ltd. were nil.

During the year ended December 31, 2021, we purchased raw materials and services in amount of RMB0.3 million from Hangzhou Weiditu Technology Co., Ltd., and made payment in amount of RMB5.0 million to it. As of December 31, 2022 and 2023, the accounts payable to Hangzhou Weiditu Technology Co., Ltd. were nil.

The amounts due from related party and due to related parties are unsecured, non-interest bearing and due on demand.

During the year ended December 31, 2023, Jianping Kong and Qifeng Sun provided guarantee for our debts and provided interest-free loans to us which were subsequently converted into Class A ordinary shares. See Notes 10 and 11 to our annual audited consolidated financial statements in this annual report for details.

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

On July 28, 2023, we entered into agreements with Mr. Jianping Kong, our chairman and chief executive officer, and Mr. Qifeng Sun, our vice chairman, along with their respective affiliates (the “Lenders”) for interest-free loans to fund our research and development initiatives directed towards the advancement of ASIC chips, smart-NICs, and vision computing chips. On September 5, 2023, we entered into agreements with the Lenders to convert such loans into certain amount of Class A ordinary shares in lieu of repayment. On the same date, we issued19,157,087 Class A ordinary shares to the Lenders at a per share price of US$0.522, being the average closing price over the previous 10 trading days as of September 5, 2023.

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

If we pay any dividends, cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Class A ordinary shares are listed on the Nasdaq Global Market under the symbol “NA.”

B. Plan of Distribution

Not applicable.

C. Markets

On September 27, 2022, our Class A ordinary shares, previously represented by American depositary shares, were listed on the Nasdaq Global Market under the symbol “NA.”

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

As of the date of this annual report, our authorized share capital is US$50,000 divided into 250,000,000 ordinary shares, with a par value of US$0.0002 each, comprising of 121,410,923 Class A ordinary shares, 28,589,078 Class B ordinary shares and 99,999,999 shares of a par value of US$0.0002 each of such class or classes (however designated) as the board of directors may determine in accordance with our currently effective memorandum and articles of association.

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

B. Memorandum and Articles of Association

We adopted the third amended and restated memorandum and articles of association, which had become effective on January 31, 2024.

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

Holders of our Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. The Class A ordinary shares and Class B ordinary shares carry equal rights and rank pari passu with one another, including the rights to dividends and other capital distributions. On a show of hands, every shareholder present at the general meeting shall each have one vote, and on a poll, each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at our general meetings, and each Class B ordinary share shall entitle the holder thereof to fifteen (15) votes on all matters subject to vote at our general meetings. Our ordinary shares are issued in registered form and are issued when registered in our register of members.

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

Voting rights

Holders of our Class A ordinary shares and our Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by our shareholders at any general meeting of our company. On a show of hands, every shareholder present at the general meeting shall each have one vote, and on a poll, each Class A ordinary share shall be entitled to one vote, and each Class B ordinary share shall be entitled to 15 votes, on all matters subject to a vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded (before or on the declaration of the result of the show of hands).

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

Our directors may decline to register any transfer of any share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

●	the instrument of transfer is lodged with us and is accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of share;

●	the instrument of transfer is properly stamped (in circumstances where stamping is required);

●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq Global Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Our currently effective memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

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

Alteration of capital

We may from time to time by ordinary resolution in accordance with the Companies Act alter the conditions of our currently effective memorandum and articles of association to:

●	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

●	consolidate and divide all or any of our share capital into shares of larger amounts than our existing shares;

●	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Act;

●	sub-divide our shares or any of them into shares of smaller amount than is fixed by our currently effective memorandum and articles of association, subject nevertheless to the Companies Act; and

●	divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions that in the absence of any such determination in a general meeting may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Act, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Register of members

Under the Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our members, together with a statement of the shares held by each member, and such statement shall confirm (i) the amount paid on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the memorandum and articles of association of the company and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

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

Exempted company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are given for a period of up to 30 years);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

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

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Laws and Regulations relating to Foreign Exchange.”

E. Taxation

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in the ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. The following summary does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the ordinary shares. In particular, the discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the PRC and the federal income tax law of the United States. Accordingly, you should consult your own tax advisor regarding the tax consequences of an investment in the ordinary shares. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Zhong Lun Law Firm, our PRC legal counsel.

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

Zhong Lun Law Firm, our legal counsel as to PRC law, has advised us that if the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises with no institutions or premises established in the PRC or income bearing no de facto relationship with the institution or premises established. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of our Cayman Islands holding company would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that our Cayman Islands holding company is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company is not deemed to be a PRC resident enterprise, holders of the ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7, and we may be required to expend valuable resources to comply with SAT Circular 7, or to establish that we should not be taxed thereunder. See “Item 3. Key Information—D. Risk Factors —Risks Relating to Conducting Business in China—We may be subject to enterprise income tax on our worldwide income if our company or any of our subsidiaries were considered a PRC ‘resident enterprise’ under the PRC Enterprise Income Tax Law.”

United States Federal Income Taxation

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our Class A ordinary shares by a U.S. Holder, as defined below, that acquired our Class A ordinary shares and held our Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”).

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

This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules, including:

●	financial institutions;

●	insurance companies; regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders in securities or other persons that elect mark-to-market treatment;

●	partnerships or other pass-through entities and their partners or investors;

●	tax-exempt organizations (including private foundations);

●	investors that own (directly, indirectly, or constructively) 10% or more of our stock by vote or value;

●	investors that hold their Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction);

●	investors that have a functional currency other than the U.S. dollar; or

●	investors required to accelerate the recognition of any item of gross income with respect to our Class A ordinary shares as a result of such income being recognized on an applicable financial statement.

In addition, this discussion does not address any state, local, alternative minimum tax, or non-United States tax considerations, or the Medicare contribution tax on net investment income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A ordinary shares that is, for United States federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (3) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (4) a trust (a) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (b) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A ordinary shares are urged to consult their tax advisors regarding an investment in such ordinary shares.

As described above under “Item 4. Information on the Company—A. History and development of the company,” our American deposit receipt facility was terminated on February 1, 2024, and the holders of our ADSs received our Class A ordinary shares in exchange for such ADSs. For United States federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, the termination of our American deposit receipt facility is generally not expected to be a taxable transaction for United States federal income tax purposes. Except where specifically discussed below, the United States federal income tax consequences discussed below would apply to each U.S. Holder of ADSs prior to February 1, 2024.

Passive foreign investment company considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or a PFIC, for United States federal income tax purposes, if, in the case of any particular taxable year, either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of its average quarterly assets during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. For purposes of the income test, “gross income” generally consists of sales revenues less the cost of goods sold, together with income from investments and from other sources, and “passive income” generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other non-United States corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Under the applicable guidance, it is unclear how companies, like us, with negative gross revenue, are treated. Assuming that we are permitted to use gross loss to offset our passive income, based upon our current income and assets and the actual and projected value of our Class A ordinary shares, we do not believe we were a PFIC for the taxable year ended December 31, 2023, and we do not presently expect to be classified as a PFIC for the current taxable year ending December 31, 2024.

While we reasonably do not expect to become a PFIC in the current or future taxable years, the determination of whether we will be or become a PFIC will depend upon (i) the composition and characterization of our income (which may differ from our historical results and current projections) and (ii) the composition and characterization of our assets and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our Class A ordinary shares from time-to-time and which has been and may continue to be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization does not increase or continues to decline, we may be or become classified as a PFIC for the current or future taxable years. It is also possible that the IRS, may challenge our classification of assets or income or the valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future taxable years.

The determination of whether we would be or become a PFIC may also depend, in part, on how, and how quickly, we used our liquid assets. Under circumstances where we retain significant amounts of liquid assets, including cash, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year ending December 31, 2024 or any future taxable year. If we were classified as a PFIC for any year during which a U.S. Holder held our Class A ordinary shares or ADSs, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Class A ordinary shares or ADSs.

The discussion below under “Dividends” and “Sale or other disposition of our Class A ordinary shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are discussed below under “Passive foreign investment company rules.”

Dividends

Subject to the PFIC rules described below, any cash distributions (including the amount of any PRC tax withheld) paid on our Class A ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder of our Class A ordinary shares. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution will generally be treated as a “dividend” for United States federal income tax purposes. Under current law, a non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at the lower applicable net capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period and other requirements are met.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (1) if it is eligible for the benefits of a comprehensive tax treaty with the United States, which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (2) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. Prior to February 1, 2024, our ADSs, but not our Class A ordinary shares, were listed on Nasdaq. Accordingly, assuming our ADSs were considered to be readily tradeable on an established securities market, we were a qualified foreign corporation with respect to dividends paid on our ADSs but not our Class A ordinary shares. Beginning on January 1, 2024, our Class A ordinary shares are listed on Nasdaq. We believe, but cannot assure you, that our Class A ordinary shares will be readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on our Class A ordinary shares. There can be no assurance that our Class A ordinary shares will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law (see “—PRC Taxation”), we may be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the United States-PRC income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose), in which case we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A ordinary shares. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on the Class A ordinary shares will not be eligible for the dividends received deduction allowed to qualifying corporations under the Code.

For United States foreign tax credit purposes, dividends paid on our Class A ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our Class A ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or other disposition of our Class A ordinary shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of our Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term capital gain or loss if our Class A ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate U.S. Holders are currently eligible for reduced rates of taxation. In the event that we are treated as a PRC resident enterprise under the EIT Law, and gain from the disposition of our Class A ordinary shares is subject to tax in the PRC (see “—PRC Taxation”), such gain may be treated as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive foreign investment company rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A ordinary shares, unless the U.S. Holder makes one of certain elections (as described below), the U.S. Holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (1) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding fiscal years or, if shorter, the U.S. Holder’s holding period for our Class A ordinary shares), and (2) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of such ordinary shares. Under the PFIC rules:

●	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for our Class A ordinary shares;

●	the amount of the excess distribution or gain allocated to the taxable year of distribution or gain and to any taxable years in the U.S. Holder’s holding period prior to the first fiscal year in which we are classified as a PFIC (each such taxable year, a pre-PFIC year) will be taxable as ordinary income; and

●	the amount of the excess distribution or gain allocated to each prior taxable year, other than the current taxable year of distribution or gain or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, as appropriate, for that other taxable year, and will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to the Class A ordinary shares, provided that such ordinary shares are “regularly traded” (as specially defined) on Nasdaq. Prior to February 1, 2024, our ADSs, but not our Class A ordinary shares, were listed on Nasdaq. Accordingly, assuming our ADSs were considered to be readily tradeable on an established securities market, we were eligible to make a mark-to-market election with respect to our ADSs but not our Class A ordinary shares. Beginning on January 1, 2024, our Class A ordinary shares are listed on Nasdaq. No assurances may be given regarding whether our Class A ordinary shares will qualify, or will continue to be qualified, as being regularly traded in this regard. If a mark-to-market election is made, the U.S. Holder will generally (1) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of our Class A ordinary shares, held at the end of the taxable year over the U.S. Holder’s adjusted tax basis in such ordinary shares and (2) deduct as an ordinary loss the excess, if any, of the U.S. Holder’s adjusted tax basis in such ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in our Class A ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of our Class A ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Class A ordinary shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries that is classified as a PFIC.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on our Class A ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. Holder owns our Class A ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must file an annual information return with the IRS. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing the ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

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

In addition, U.S. Holders may be subject to information reporting to the IRS and backup withholding with respect to dividends on and proceeds from the sale or other disposition of our Class A ordinary shares. Information reporting will apply to payments of dividends on, and to proceeds from the sale or other disposition of, our Class A ordinary shares by a paying agent within the United States to a U.S. Holder, other than U.S. Holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, our Class A ordinary shares within the United States to a U.S. Holder (other than U.S. Holders that are exempt from backup withholding and properly certify their exemption) if the U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. Holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on display

We have previously filed with the SEC our registration statement on Form F-1 (File Number 333-265539), as amended, and our registration statement on Form F-3 (File Number 333-273968).

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

J. Annual Report to Security Holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration of Credit Risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents. As of December 31, 2022 and 2023, our cash and cash equivalents amounted to RMB87.8 million and RMB48.2 million (US$6.8 million), respectively. We place our cash and cash equivalents primarily with financial institutions with high credit ratings and quality in China. Historically, deposit in Chinese banks are secure due to the state policy on protecting depositors’ interests. In the event of bankruptcy of one of these financial institutions, we may not be able to claim its cash and demand deposits back in full. We continue to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.

Concentration of Suppliers

In 2021, purchases from top two suppliers represented 50.0% and 34.0% of the total purchase amount made by us. In 2022, purchases from top two suppliers represented 32.0% and 23.0% of the total purchase amount made by us. In 2023, purchases from top two suppliers represented 38.0% and 14.0% of the total purchase amount made by us.

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

Currency Risk

Our operations are primarily in China. Our reporting currency is denominated in RMB. We are exposed to currency risk primarily through sales and purchases which give rise to receivables, payables and cash balances that are denominated in a currency other than the functional currency of the operations to which the transactions relate. Thus, our revenues and results of operations may be impacted by exchange rate fluctuations between RMB and U.S. dollars. We incurred and recognized foreign currency translation loss of RMB0.5 million, foreign currency translation gain of RMB4.9 million and foreign currency translation gain of RMB0.8 million (US$0.1 million) in 2021, 2022 and 2023, respectively, as a result of changes in the exchange rate.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2022 and 2023 were increase of 1.8% and decrease of 0.3%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China or Hong Kong experiences higher rates of inflation in the future.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-265539) in relation to our initial public offering of 1,770,000 American depositary shares (the “ADSs”) representing 3,540,000 Class A ordinary shares at an initial offering price of US$11.50 per ADS, and the registration statement on Form F-1, as amended (File Number 333-266825) in relation to our follow-on public offering of 2,083,334 ADSs representing 4,166,668 Class A ordinary shares at an offering price of US$2.40 per ADS. Our initial public offering closed in July 2022, and our follow-on public offering closed in September 2022. Maxim Group LLC, AMTD and Tiger were the representatives of the underwriters for our initial public offering and follow-on public offering.

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

For the period from July 11, 2022, the date that the F-1 registration statement for our initial public offering was declared effective by the SEC, to the date of this annual report, we have spent a total of approximately US$34.3 million with the following allocation: about US$15.9 million for research and development of new products; roughly US$9.1 million for optimizing our supply chain; approximately US$5.6 million for establishing our brand and global sales network; and around US$3.6 million for supporting our working capital and daily operations.

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

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2023 due to the material weaknesses described below, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f), of the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

Under the supervision and with the participation of our management, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. The assessment was based on criteria established in the framework Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was not effective as of December 31, 2023.

Internal Control over Financial Reporting

In the course of auditing our consolidated financial statements as of December 31, 2023, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2023. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

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

Changes in Internal Control over Financial Reporting

To remediate the abovementioned material weakness, we have begun to, and will continue to (1) hire additional qualified accounting and reporting personnel who are equipped with the relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen our financial reporting function and to set up a financial and system control framework; and (2) enhance our internal audit function as well as engage an external consulting firm to assist us with assessing our Sarbanes-Oxley compliance readiness and improving overall internal controls.

ITEM 16. [RESERVED]

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted our code of conduct and ethics, a code that applies to members of the board of directors including its chairman and other senior officers, including the chief executive officer, the chief financial officer and the chief operations officer. This code is publicly available on our website at https://ir.nano.cn/.

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

	2021	2022	2023
	(RMB in thousands)
Audit fees (1)	2,128.5	3,231.9	2,576.6
Audit-related fees (2)	—	807.1	308.5
Total	2,128.5	4,039.0	2,885.1

(1)	Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by our independent registered public accounting firm in connection with regulatory filings. The above amounts include interim procedures and audit fees.

(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “audit fees.”

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” under the federal securities laws of the United States and the Nasdaq Global Market listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled registrants. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the Nasdaq Global Market listing standards. Under SEC rules and the Nasdaq Global Market listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and the Nasdaq Global Market permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. We currently intend to rely on the home country practices that will exempt us from (1) having a majority of the board be independent; (2) having a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; or (3) having regularly scheduled executive sessions with only independent directors each year. See “Item 3. Key Information—D. Risk Factors —Risks Relating to Our Corporate Structure and Governance—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the requirements of Nasdaq Stock Market Rules. These practices may afford fewer protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market Rules.”

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

2.Trading Window: The insider trading policy establishes a trading window for officers, directors, employees, or consultants, during which they can trade our securities or enter into a trading plan. The trading window begins at the close of business on the second trading day following the public disclosure of our financial results for the previous fiscal year or quarter and ends on the last day of each fiscal quarter. Trading during the trading window does not provide a safe harbor, and affiliates must comply with all policies. If in doubt, consult the compliance officer before trading.

3.No Tipping: No Affiliate may directly or indirectly disclose any material information to anyone who trades in our securities.

4.Confidentiality: No Affiliate may communicate any material information to anyone outside our Group under any circumstances unless approved by the compliance officer in advance, or to anyone within the our group other than on a need-to-know basis.

5.No Comment: No Affiliate may discuss any internal matters or developments of our Group with anyone outside our group, except as required in the performance of regular corporate duties. Unless expressly authorized to do otherwise, if an affiliate receives any inquiries about our group or its securities from any press, investment analyst, investor or other outsiders, or any requests for comments or interviews, they should decline to comment and direct the inquiry or request to the compliance officer or any other office designated by the chief executive officer.

6.Corrective Action: If any information that may be considered material information is unintentionally disclosed, any affiliate with knowledge of the disclosure should notify the compliance officer immediately. This allows our group to determine if any corrective action, such as public disclosure, is necessary.

We are committed to maintaining the highest standards of ethical conduct and have implemented these insider trading policies and procedures to ensure compliance with applicable securities laws and to protect the interests of our shareholders.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

To preserve the confidentiality, integrity and availability of our information systems, safeguard our assets, data, intellectual property and network infrastructure, while meeting regulatory requirements, it is crucial to effectively manage cybersecurity risks. To achieve this, we have implemented a comprehensive cybersecurity risk management framework, which is integrated in our overall enterprise risk management system and processes and is internally managed.

Our dedicated IT staff is tasked with assessing, identifying and managing risks related to cybersecurity threats and is responsible for:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services and our broader enterprise IT environment;

●	development of risk-based action plans to manage identified vulnerabilities and implementation of new protocols and infrastructure improvements;

●	cybersecurity incident investigations;

●	monitoring threats to sensitive data and unauthorized access to our systems;

●	secure access control measures applied to critical IT systems, equipment and devices, designed to prevent unauthorized users, processes and devices from assessing IT systems and data;

●	developing and executing protocols to ensure that information regarding cybersecurity incidents is promptly shared with the board of directors, as appropriate, to allow for risk and materiality assessments and to consider disclosure and notice requirements; and

●	developing and implementing training on cybersecurity, information security and threat awareness.

There were no cybersecurity incidents during the year ended December 31, 2023, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3. Key Information—D. Risk Factors” for more information on how material cybersecurity attacks may impact our business.

Governance

Our board of directors acknowledges the significance of robust cybersecurity management programs and actively participates in overseeing and reviewing our cybersecurity risk profile and exposures. Our board of directors receives prompt and timely information regarding any significant cybersecurity incidents, as well as ongoing updates regarding any such incidents. Furthermore, in the event of any significant updates or adjustments to our cybersecurity related policies, our IT staff will present them to the board of directors for their review and approval.

Our IT staff are responsible for the daily management of our cybersecurity efforts. This includes updates and refinement of cybersecurity policies, execution and management of cybersecurity measures, and the preparation of regular reports on cybersecurity execution. Their primary focus is to consistently update our cybersecurity programs and mitigation strategies, ensuring they align with industry best practices and procedures.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1*	Third Amended and Restated Articles of Association of the Registrant, as currently in effect
2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-265539), as amended, initially filed with the Securities and Exchange Commission on June 10, 2022)
2.2*	Description of Securities
4.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-265539), as amended, initially filed with the Securities and Exchange Commission on June 10, 2022)
4.2	Form of Employment Agreement between the Registrant and each of its executive officers (incorporated by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-265539), as amended, initially filed with the Securities and Exchange Commission on June 10, 2022)
4.3	2022 Share Incentive Plan (incorporated by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-265539), as amended, initially filed with the Securities and Exchange Commission on June 10, 2022)
8.1*	Significant Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-265539), as amended, initially filed with the Securities and Exchange Commission on June 10, 2022)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to the annual report on Form 20-F (File No. 001-41426) filed with the Securities and Exchange Commission on April 18, 2023)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Zhong Lun Law Firm
15.2*	Consent of MaloneBailey, LLP
15.3	Consent of Frost & Sullivan (incorporated by reference to Exhibit 99.3 to the registration statement on Form F-1 (File No. 333-265539), as amended, initially filed with the Securities and Exchange Commission on June 10, 2022)
97.1*	Policy Relating to Recovery of Erroneously Awarded Compensation
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

NANO LABS LTD

Date: April 8, 2024	By:	/s/ Jianping Kong
	Name:	Jianping Kong
	Title:	Chairman and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Nano Labs Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nano Labs Ltd and its subsidiaries (collectively, the “Company”) as of December 31, 2022 and 2023, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2021.

Houston, Texas

April 8, 2024

NANO LABS LTD

CONSOLIDATED BALANCE SHEETS

(all amounts in RMB and US$, except number of shares or as otherwise noted)

	As of December 31,
	2022	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	87,811,272	48,164,664	6,800,325
Restricted cash	48,112	417,990	59,016
Accounts receivable, net	—	1,739,065	245,537
Inventories, net	102,201,746	12,874,986	1,817,808
Prepayments	71,314,254	24,386,010	3,443,039
Other current assets	27,275,215	37,908,092	5,352,209
Total current assets	288,650,599	125,490,807	17,717,934
Non-current assets:
Property, plant and equipment, net	21,426,955	169,653,582	23,953,236
Intangible asset, net	48,717,132	47,731,288	6,739,137
Operating lease right-of-use assets	8,447,978	7,424,554	1,048,266
Total non-current assets	78,592,065	224,809,424	31,740,639
TOTAL ASSETS	367,242,664	350,300,231	49,458,573
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Short-term debts	—	20,000,000	2,823,782
Current portion of long-term debts	280,000	3,410,000	481,455
Accounts payable	15,292,843	16,875,586	2,382,649
Advance from customers	124,469,097	107,826,617	15,223,942
Operating lease liabilities, current	4,199,361	3,479,752	491,303
Other current liabilities	39,399,532	90,978,171	12,845,126
Total current liabilities	183,640,833	242,570,126	34,248,257
Non-current liabilities:
Long-term debts	16,673,316	120,260,783	16,979,511
Operating lease liabilities, non-current	2,514,115	3,730,672	526,730
Total liabilities	202,828,264	366,561,581	51,754,498
Shareholders’ equity (deficit):
Class A ordinary shares ($0.0002 par value; 121,410,923 shares authorized; 27,159,258 and 41,927,302 shares issued as of December 31, 2022 and 2023, respectively; 27,159,258 and 37,242,359 shares outstanding as of December 31, 2022 and 2023, respectively)*	35,425	50,106	7,074
Class B ordinary shares ($0.0002 par value; 28,589,078 shares authorized; 28,589,078 shares issued and outstanding as of December 31, 2022 and 2023)*	36,894	36,894	5,209
Additional paid-in capital	354,803,564	428,310,028	60,472,706
Accumulated deficit	(199,207,921)	(452,031,693)	(63,821,945)
Statutory reserves	6,647,109	6,647,109	938,499
Accumulated other comprehensive income	2,099,329	2,254,558	318,319
Total Nano Labs Ltd shareholders’ equity (deficit)	164,414,400	(14,732,998)	(2,080,138)
Noncontrolling interests	—	(1,528,352)	(215,787)
Total shareholders’ equity (deficit)	164,414,400	(16,261,350)	(2,295,925)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	367,242,664	350,300,231	49,458,573

*	After giving effect of the reverse stock split, see Note 1.

The accompanying notes are an integral part of these consolidated financial statements

NANO LABS LTD

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

(all amounts in RMB and US$, except number of shares or as otherwise noted)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Net revenues	39,440,897	983,168,898	78,335,376	11,060,101
Cost of revenues	43,530,708	753,004,179	181,784,576	25,666,000
Gross profit (loss)	(4,089,811)	230,164,719	(103,449,200)	(14,605,899)
Operating expenses:
Selling and marketing expenses	5,119,072	24,431,649	15,332,523	2,164,785
General and administrative expenses	24,121,823	53,197,248	53,402,101	7,539,794
Research and development expenses	145,455,181	131,851,602	88,601,470	12,509,561
Total operating expenses	174,696,076	209,480,499	157,336,094	22,214,140
Profit (loss) from operations	(178,785,887)	20,684,220	(260,785,294)	(36,820,039)
Other expenses (income):
Finance expenses (income)	509,764	(4,407,504)	920,055	129,902
Interest income	(3,495,208)	(2,005,580)	(489,098)	(69,055)
Other income	(855,959)	(4,021,582)	(6,846,803)	(966,694)
Total other expenses (income)	(3,841,403)	(10,434,666)	(6,415,846)	(905,847)

Income (loss) before income tax provision	(174,944,484)	31,118,886	(254,369,448)	(35,914,192)
Income tax provision	—	—	(17,394)	(2,456)
Net income (loss)	(174,944,484)	31,118,886	(254,352,054)	(35,911,736)
Less: net loss attributable to noncontrolling interests	—	—	(1,528,282)	(215,777)
Net income (loss) attributable to Nano Labs Ltd	(174,944,484)	31,118,886	(252,823,772)	(35,695,959)
Comprehensive income (loss):
Net income (loss)	(174,944,484)	31,118,886	(254,352,054)	(35,911,736)
Other comprehensive income (loss)
Foreign currency translation adjustment	(2,467,327)	4,566,656	155,159	21,907
Total comprehensive income (loss)	(177,411,811)	35,685,542	(254,196,895)	(35,889,829)
Comprehensive loss attributable to noncontrolling interests	—	—	(1,528,352)	(215,787)
Comprehensive income (loss) attributable to Nano Labs Ltd	(177,411,811)	35,685,542	(252,668,543)	(35,674,042)
Net income (loss) per ordinary share attributable to Nano Labs Ltd
–Basic*	(3.89)	0.58	(4.29)	(0.61)
–Diluted*	(3.89)	0.58	(4.29)	(0.61)
Weighted average number of shares used in per share calculation:
– Basic*	44,938,990	53,244,500	58,885,071	58,885,071
– Diluted*	44,938,990	53,307,605	58,885,071	58,885,071

*	After giving effect of the reverse stock split, see Note 1.

The accompanying notes are an integral part of these consolidated financial statements

NANO LABS LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(all amounts in RMB and US$, except number of shares or as otherwise noted)

	Ordinary Shares*		Class A Ordinary Shares*		Class B Ordinary Shares*		Additional			Accumulated Other		Total Shareholders’
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Statutory Reserves	Accumulated Deficit	Comprehensive Income (Loss)	Noncontrolling Interest	Equity (Deficit)
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance, January 1, 2021	39,624,502	51,135	—	—	—	—	163,747	—	(48,735,214)	—	—	(48,520,332)
Issuance of ordinary shares for cash	12,270,500	15,835	—	—	—	—	201,184,154	—	—	—	—	201,199,989
Cash contribution from shareholders	—	—	—	—	—	—	51,135	—	—	—	—	51,135
Share-based compensation	—	—	—	—	—	—	19,344	—	—	—	—	19,344
Net loss	—	—	—	—	—	—	—	—	(174,944,484)	—	—	(174,944,484)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(2,467,327)	—	(2,467,327)
Balance, December 31, 2021	51,895,002	66,970	—	—	—	—	201,418,380	—	(223,679,698)	(2,467,327)	—	(24,661,675)
Re-designation of ordinary shares to Class A and Class B ordinary shares immediately prior the completion of initial public offering	(51,895,002)	(66,970)	23,305,924	30,076	28,589,078	36,894	—	—	—	—	—	—
Share issuance initial public offering, net of issuance cost	—	—	1,770,000	2,388	—	—	111,937,012	—	—	—	—	111,939,400
Share issuance following initial public offering, net of issuance cost	—	—	2,083,334	2,961	—	—	32,100,825	—	—	—	—	32,103,786
Net income	—	—	—	—	—	—	—	—	31,118,886	—	—	31,118,886
Share-based compensation	—	—	—	—	—	—	9,347,347	—	—	—	—	9,347,347
Transfer to reserve	—	—	—	—	—	—	—	6,647,109	(6,647,109)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	4,566,656	—	4,566,656
Balance, December 31, 2022	—	—	27,159,258	35,425	28,589,078	36,894	354,803,564	6,647,109	(199,207,921)	2,099,329	—	164,414,400
Issuance of ordinary shares	—	—	9,578,544	13,947	—	—	72,788,053	—	—	—	—	72,802,000
Issuance of ordinary shares upon the exercise of stock options	—	—	504,557	734	—	—	—	—	—	—	—	734
Share-based compensation	—	—	—	—	—	—	718,411	—	—	—	—	718,411
Net loss	—	—	—	—	—	—	—	—	(252,823,772)	—	(1,528,282)	(254,352,054)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	155,229	(70)	155,159
Balance, December 31, 2023	—	—	37,242,359	50,106	28,589,078	36,894	428,310,028	6,647,109	(452,031,693)	2,254,558	(1,528,352)	(16,261,350)
Balance, December 31, 2023, in US$	—	—	37,242,359	7,074	28,589,078	5,209	60,472,706	938,499	(63,821,945)	318,319	(215,787)	(2,295,925)

*	After giving effect of the reverse stock split, see Note 1.

The accompanying notes are an integral part of these consolidated financial statements

NANO LABS LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(all amounts in RMB and US$, except number of shares or as otherwise noted)

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	(174,944,484)	31,118,886	(254,352,054)	(35,911,736)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization of right-of-use assets	2,920,433	5,505,422	5,752,591	812,203
Depreciation and amortization expenses	2,609,699	3,928,131	4,422,560	624,417
Gain (loss) on lease termination	(12,088)	—	113,588	16,037
Share-based compensation	19,344	9,347,347	718,411	101,432
Inventory write-down	26,753,768	184,073,191	60,767,978	8,579,776
Changes in assets and liabilities:
Accounts receivable, net	1,165,716	—	(1,732,378)	(244,593)
Inventories, net	(233,385,726)	(71,446,484)	28,782,243	4,063,739
Prepayments	(364,369,453)	304,300,103	47,159,593	6,658,420
Other current assets	(38,564,595)	51,740,635	511,358	72,198
Accounts payable	1,937,951	10,591,202	898,564	126,867
Accounts payable - related party	(4,716,981)	—	—	—
Advance from customers	851,987,235	(794,302,470)	(16,662,392)	(2,352,548)
Operating lease liabilities, current	(4,687,184)	(5,330,448)	(4,349,974)	(614,169)
Other current liabilities	5,019,233	(4,466,304)	(5,504,025)	(777,108)
Net cash provided by (used in) operating activities	71,732,868	(274,940,789)	(133,473,937)	(18,845,065)

Cash flows from investing activities:
Purchases of property, plant and equipment	(8,692,683)	(17,531,162)	(105,482,822)	(14,893,024)
Refund of prepayment for property, plant and equipment	550,000	—	—	—
Purchases of short-term investment	(32,293,440)	—	—	—
Proceeds from sales of short-term investments	—	33,640,500	—	—
Purchases of intangible assets	—	(49,292,208)	—	—
Loan provided to a related party	(100,000)	—	—	—
Collection of loan provided to a related party	4,490,000	—	—	—
Net cash used in investing activities	(36,046,123)	(33,182,870)	(105,482,822)	(14,893,024)

Cash flows from financing activities:
Repayment to related parties	(31,355,000)	—	—	—
Proceeds from issuance of ordinary shares	201,199,989	144,043,186	72,802,734	10,278,952
Cash contribution from shareholders	51,135	—	—	—
Proceeds from bank loans	—	17,093,316	128,247,467	18,107,144
Repayments of bank loans	—	(140,000)	(1,530,000)	(216,019)
Repayment of loan payable	(5,000,000)	—	—	—
Net cash provided by financing activities	164,896,124	160,996,502	199,520,201	28,170,077
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(2,062,387)	1,132,887	159,828	22,566
Net increase (decrease) in cash, cash equivalents and restricted cash	198,520,482	(145,994,270)	(39,276,730)	(5,545,446)
Cash, cash equivalents and restricted cash at beginning of the year	35,333,172	233,853,654	87,859,384	12,404,787
Cash, cash equivalents and restricted cash at end of the year	233,853,654	87,859,384	48,582,654	6,859,341

Supplemental cash flow disclosures:
Interest paid	—	180,619	3,773,028	532,710
Income taxes paid	276,186	89,169	—	—

Non-cash investing and financing activities:
Operating lease right-of-use asset obtained in exchange for operating lease liability	—	4,557,092	5,015,808	708,177
Liabilities assumed in connection with purchase of property, plant and equipment	—	—	46,180,063	6,520,121

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

Reverse stock split

On January 31, 2024, a two-for-one reverse stock split (the “reverse stock split”) of the Company’s issued and outstanding ordinary shares, restricted stock units and stock options was effected. The par value of Class A and Class B ordinary shares were changed from $0.0001 to $0.0002. All information related to the Company’s ordinary shares, restricted stock units and stock options, as well as all per share data included in these financial statements and footnotes have been retrospectively adjusted to reflect the reverse stock split for all periods presented. Also see Note 19.

Liquidity

During the year ended December 31, 2023, the Company incurred net loss of RMB254 million, and the net cash used in operating activities was RMB133 million. As of December 31, 2023, the Company had a working capital deficit of RMB117 million and accumulated deficit of RMB452 million. Historically, the Company has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling costs and operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. The Company expects to launch Cuckoo 3.0 Series products in 2024 and has received certain advance payments from customers as of the date of this report. In addition, the Company has been continuously receiving financing support from investors and related parties through the issuances of ordinary shares and credit facilities. Refer to Note 11 and Note 10 for details of the Company’s ordinary shares financing activities and credit facilities. Moreover, the Company has the ability to adjust the pace of its operation expansion and control the operating expenses.

As a result, the Company’s cash flow projections for the period after one year from the date that the consolidated financial statements are issued indicate that the Company’s existing cash and cash equivalents, together with the operating cash flows will be sufficient to cover the liquidity needs that become due within one year after the date that the consolidated financial statements are issued. Management’s plans described above have alleviated the previously identified substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern. However, the Company may need additional capital in the future to fund the continued operations of the Company. There can be no assurance that the Company will be successful in acquiring additional financing, that the Company’s projections of its future working capital needs will prove accurate, or that any additional financing would be sufficient to continue operations in future years.

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

Significant accounting estimates reflected in the Company’s consolidated financial statements including, but not limited to, inventory write-down, impairment of long-lived assets, valuation allowance for deferred tax assets and share-based compensation.

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

Convenience translation

The United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ were calculated at the rate of US$1.00=RMB7.0827 on December 31, 2023, representing the central parity rate on December 31, 2023 published by the People’s Bank of China. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2023, or at any other rate.

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

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate to fair value because of their short-term maturities.

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

Cash and cash equivalents

Cash and cash equivalents include cash in bank and time deposits placed with banks or other financial institutions, which have original maturities of three months or less and are readily convertible to known amounts of cash. As of December 31, 2022 and 2023, cash and cash equivalents in banks was RMB87,811,272 and RMB48,164,664, respectively.

Restricted cash

Restricted cash mainly represents the bank deposit frozen by the court as a result of legal proceedings. As of December 31, 2022 and 2023, the Company had restricted cash RMB48,112 and RMB417,990, respectively.

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

Prepayments

Prepayments primarily consist of advances to suppliers for future inventory purchases, prepaid processing fees and prepaid expenses for research and development activities.

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

Impairment of long-lived assets

For long-lived assets including property, plant and equipment, right-of-use assets, and intangible assets with finite lives, the Company evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. For the years ended December 31, 2021, 2022 and 2023, no impairment of long-lived assets was recognized.

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

The Company recognizes revenue at a point in time when the control of the products has been transferred to customers. The transfer of control is considered complete when products have been picked up by or shipped to customers. The Company’s sales arrangements usually require prepayment before the delivery of products. The advance payment is not considered a significant financing component. The Company elected to account for shipping and handling fees as a fulfillment cost. The product sales contracts generally include product warranty provisions. The Company did not accrue warranty liabilities for the product sales as the financial impacts of the warranty have historically been and are expected to continue to be immaterial. The Company estimates sales return based on historical experiences and there was no allowance for sales return recorded during the years ended December 31, 2021, 2022 and 2023.

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

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Product sales revenue	39,440,897	920,653,911	71,321,462
Service revenue	—	62,514,987	7,013,914
Net revenues	39,440,897	983,168,898	78,335,376

Contract liabilities

Contract liabilities are recorded when consideration is received from a customer prior to transferring the control of goods or services to the customer. As of December 31, 2022 and 2023, the Company recorded contract liabilities of RMB124,469,097 and RMB107,826,617, respectively, which were presented as advance from customers on the accompanying consolidated balance sheets. During the years ended December 31, 2021, 2022 and 2023, the Company recognized RMB4,241,270, RMB804,875,532 and RMB23,740,945 of contract liabilities as revenue, respectively.

Cost of revenues

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists of product costs and service costs. Product costs include costs of raw material, contract manufacturers for production, shipping and handling costs, and warehousing costs. Service costs include labor costs and material costs. During the years ended December 31, 2021, 2022 and 2023, the Company recorded inventory write-down of RMB26,753,768, RMB184,073,191 and RMB60,767,978 as cost of revenues, respectively.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and promotion, salaries, and shipping and handling costs incurred during the selling activities. Advertising and transportation expenses are charged to expense as incurred.

Advertising and promotion costs in the amounts of RMB992,996, RMB10,901,200 and RMB1,278,586 for the years ended December 31, 2021, 2022 and 2023, respectively, are included in selling and marketing expenses.

Shipping and handling costs amounting to RMB371,769, RMB4,233,084 and RMB2,122,358 for the years ended December 31, 2021, 2022 and 2023, respectively, are included in selling and marketing expenses.

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

The fair value of stock option granted is estimated on the grant date using the Binomial or Black-Scholes model.

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

Noncontrolling interests

For the Company’s consolidated subsidiaries, noncontrolling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Noncontrolling interests are classified as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated statements of operations and comprehensive income (loss).

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

Segment Reporting

The Company uses the “management approach” in determining reportable segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker has been identified as the chief executive officer of the Company who reviews financial information of operating segments based on U.S. GAAP. The chief operating decision maker now reviews results analyzed by marketing channel. This analysis is only presented at the revenue level with no allocation of direct or indirect costs. Consequently, the Company has determined that it has only one operating segment. For the years ended December 31, 2021, 2022 and 2023, substantially all of the Company’s long-lived assets are located in the PRC. The Company’s net revenues by geographical location of customers are as follows:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
PRC	37,430,935	906,347,962	57,485,526
The United States	368,532	16,278,352	7,115,353
Others	1,641,430	60,542,584	13,734,497
Net revenues	39,440,897	983,168,898	78,335,376

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

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements – Codification Amendment in Response to the SEC’s Disclosure Update and Simplification Initiative.” This ASU modified the disclosure and presentation requirements of a variety of codification topics by aligning them with the SEC’s regulations. The amendments to the various topics should be applied prospectively, and the effective date will be determined for each individual disclosure based on the effective date of the SEC’s removal of the related disclosure. If the SEC has not removed the applicable requirements from Regulation S-X or Regulation S-K by June 30, 2027, then this ASU will not become effective. Early adoption is prohibited. The Company does not expect the amendments of this accounting standard update to have a material impact on its consolidated financial statements and related disclosures.

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the potential effect that the updated standard will have on its consolidated financial statement disclosures.

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvement to Income Tax Disclosures” to enhance the transparency and decision usefulness of income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

3.	Inventories, net

Inventories, net consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Raw materials	69,914,306	56,952,428
Work in process	158,693,203	130,609,171
Finished goods	81,807,783	90,377,688
Less: write-down of inventories	(208,213,546)	(265,064,301)
Inventories, net	102,201,746	12,874,986

4.	Prepayments

Prepayments consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Prepayments – inventories and processing fee	64,813,532	14,645,763
Prepayments – design fees	3,850,329	7,162,700
Prepayments – others	2,650,393	2,577,547
Total	71,314,254	24,386,010

5.	Other current assets

Other current assets consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Value-added tax recoverable	23,731,587	34,041,675
Deposits	3,434,080	2,361,968
Others	109,548	1,504,449
Total	27,275,215	37,908,092

6.	Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Cost:
Computers and electronic equipment	9,537,316	12,098,631
Office furniture	266,252	266,252
Leasehold improvement	1,550,648	1,550,648
Transportation equipment	41,014	41,014
Construction in progress	16,119,419	165,221,605
Less: Accumulated depreciation	(6,087,694)	(9,524,568)
Property, plant and equipment, net	21,426,955	169,653,582

Depreciation expenses recognized for the years ended December 31, 2021, 2022 and 2023 were RMB2,510,398, RMB3,353,055 and RMB3,436,716, respectively.

7.	Intangible asset, net

Intangible asset, net consists of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Cost:
Land use right	49,292,208	49,292,208
Franchise right	334,865	334,865
Less: Accumulated amortization	(909,941)	(1,895,785)
Intangible asset, net	48,717,132	47,731,288

Amortization expense for the years ended December 31, 2021, 2022 and 2023 amounted to RMB99,301, RMB575,076 and RMB985,844, respectively.

As of December 31, 2022 and 2023, land use right with net book value of RMB48,717,132 and RMB47,731,288 was pledged as collateral under a loan arrangement (also see Note 10).

As of December 31, 2023, the future estimated amortization expenses are as below.

Estimated amortization expense
Years ended December 31,	RMB
2024	985,844
2025	985,844
2026	985,844
2027	985,844
2028	985,844
Thereafter	42,802,068
Total	47,731,288

8.	Operating leases

The Company entered into various operating lease agreements for offices space. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The following component of lease cost are included in the Company’s consolidated statements of operations and comprehensive income (loss):

	For the year ended December 31, 2021	For the year ended December 31, 2022	For the year ended December 31, 2023
	RMB	RMB	RMB
Operating lease cost	3,277,780	11,385,312	6,051,298
Short-term lease cost	1,867,850	295,564	198,306
Total lease cost	5,145,630	11,680,876	6,249,604

Supplemental disclosure related to operating leases were as follows:

	For the year ended December 31, 2021	For the year ended December 31, 2022	For the year ended December 31, 2023
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	5,068,864	5,822,406	4,648,690

	As of December 31, 2022	As of December 31, 2023
Weighted average remaining lease term of operating leases (years)	1.65	3.53
Weighted average discount rate of operating leases	6.24%	6.24%

The following table summarizes the maturity of operating lease liabilities as of December 31, 2023:

2023
As of December 31,	RMB
2024	3,605,781
2025	1,194,360
2026	1,194,360
2027	1,197,632
2028	602,088
Total lease payments	7,794,221
Less: imputed interest	(583,797)
Total lease liabilities	7,210,424

9.	Other current liabilities

Other current liabilities consist of the following:

	As of December 31, 2022	As of December 31, 2023
	RMB	RMB
Salary accrual	8,536,985	7,013,473
Deposit	10,000,000	10,000,000
Accrued construction in progress	—	46,180,063
Tax accrual	13,609,170	13,604,797
Others	7,253,377	14,179,838
Total	39,399,532	90,978,171

10.	Short-term and long-term debts

Short-term debts

On September 21, 2023, the Company entered into a credit facility (the “Credit Facility”) up to RMB20,000,000 to be used for working capital and general corporate purposes. The Credit Facility has a one-year term expiring on September 20, 2024 and was guaranteed by Mr. Jianping Kong, the principal shareholder, chairman and chief executive officer, Mr. Qifeng Sun, the principal shareholder and vice chairman, and two subsidiaries within the Company’s organizational structure. As of December 31, 2023, borrowings under the Credit Facility bear interest rates ranging from 3.7% to 4% per annum. Amounts borrowed under the Credit Facility, once repaid, can be borrowed again from time to time. During the year ended December 31, 2023, the Company borrowed RMB20,000,000 under the Credit Facility and repaid nil.

Long-term debts

On August 11, 2022, the Company entered into a line of credit agreement with Zhejiang Shaoxing Ruifeng Rural Commercial Bank for a credit line up to RMB100,000,000 with a due date on July 25, 2030. In June 2023, the credit line was increased to a maximum amount of RMB148,000,000, with guarantee provided by Mr. Jianping Kong, the principal shareholder, chairman and chief executive officer starting from July 2023. During the year ended December 31, 2022 and 2023, the Company borrowed RMB17,093,316 and RMB108,247,467 under the credit line and repaid RMB140,000 and RMB1,530,000, respectively. The loans bear an annual interest rate of 5.4% with repayment dates for parts of the loan ranging from September 20, 2022 to July 25, 2030. The loans are pledged by the land use right of the Company (mentioned in Note 7).

As of December 31, 2023, the future maturities of long-term debts are as below:

As of December 31,	RMB
2024	3,410,000
2025	4,630,000
2026	5,850,000
2027	7,070,000
2028	8,290,000
Thereafter	94,420,783
Total	123,670,783

11.	Shareholders’ equity (deficit)

On January 8, 2021, Nano Labs Ltd was incorporated in the Cayman Islands. The authorized share capital of the Company is 250,000,000 ordinary shares with par value of US$0.0002 each after giving effects of the reverse stock split as described in Note 1.

In April and May 2021, the Company entered into agreements with fourteen new shareholders to issue a total of 10,375,500 ordinary shares for total cash proceeds of RMB 81,000,000 (approximately US$12,600,000). In August 2021, the Company entered into agreements with six new shareholders to issue a total of 1,895,000 ordinary shares for total consideration of US$18,950,000 (approximately RMB122,300,000).

Immediately prior to the completion of the initial public offering (“IPO”) on July 12, 2022, the Company adopted a dual-class share structure, consisting of Class A ordinary shares and Class B ordinary shares, with par value of US$0.0002 per share. 28,589,078 ordinary shares, beneficially owned by Mr. Jianping Kong and Mr. Qifeng Sun, the founders of the Company, were re-designated into Class B ordinary shares on a one-for-one basis, and the remaining 23,305,924 ordinary shares were re-designated into Class A ordinary shares on a one-for-one basis.

Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to 15 votes per share. Each Class B ordinary share is convertible at any time into one Class A ordinary share, while Class A ordinary shares are not convertible into Class B ordinary shares.

On July 14, 2022, the Company completed the IPO with new issuance of ADSs representing 1,770,000 Class A ordinary shares at a price of US$11.50 per ADS and per ordinary share for gross proceeds of approximately US$20.4 million. The Company received all the net proceeds of approximately US$16.6 million (approximately RMB111,939,400) after deducting underwriting discounts and commissions and other offering expenses by July 14, 2022.

On September 30, 2022, the Company completed the supplemental offering with new issuance of ADSs representing 2,083,334 Class A ordinary shares at price of US$2.40 per ADS and per ordinary share for gross proceeds of approximately US$5.0 million. The Company received all the net proceeds of approximately US$4.5 million (approximately RMB32,103,786) after deducting underwriting discounts and commissions and other offering expenses by October 5, 2022.

On July 28, 2023, the Company entered into agreements with Mr. Jianping Kong, the chairman and chief executive officer, and Mr. Qifeng Sun, the vice chairman, along with their respective affiliates (the “Lenders”), who together provided interest-free loans in the total amount of US$10 million (approximately RMB72,802,000) (“the Loans”), to fund the Company’s research and development initiatives directed towards the advancement of ASIC chips, smart-NICs, and vision computing chips. On September 5, 2023, the Company and the lenders entered into agreements to convert the Loans into an aggregate of 9,578,544 Class A ordinary shares of the Company for no additional consideration. The share issuance was completed on September 13, 2023.

On November 13, 2023, the Company issued a total of 5,189,500 Class A ordinary shares, being the maximum aggregate number of shares which may be issued under the 2022 Share Incentive Plan (see Note 12) of the Company, to Nanoeco Ltd (“Nanoeco”), a British Virgin Islands limited liability company wholly owned by Kastle Limited, who has been designated as the nominee holder for the 5,189,500 Class A ordinary shares, which serves as the ESOP platform. During the year ended December 31, 2023, a total of 504,557 options were exercised by employees at exercise price of US$0.0002 per share and the shares were transferred to the employees from the ESOP platform.

On December 29, 2023, Citibank N.A. distributed a notification regarding the amendment to the deposit agreement, dated December 19, 2023, as amended, and the termination of American depositary receipts facility for the Company’s American depositary shares, effective from February 1, 2024.

As of December 31, 2022 and 2023, nil and 4,684,943 Class A ordinary shares held by the ESOP platform are considered issued but not outstanding. As of December 31, 2022 and 2023, there were a total of 55,748,336 and 70,516,380 Class A and Class B ordinary shares issued,55,748,336 and 65,831,437 Class A and Class B ordinary shares outstanding, respectively.

12.	Share-based compensation

2022	Share Incentive Plan

In June 2022, our shareholders and board of directors adopted our 2022 share incentive plan, or the 2022 Plan, which has become effective upon the completion of our initial public offering, to motivate, attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2022 Plan, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under such plan is 5,189,500, which constitutes 10% of the total issued and outstanding shares of our company on a fully-diluted basis as of the date of adoption.

Restricted Stock Units (“RSUs”)

On November 1, 2021, the Board of the Company approved the establishment of an employee benefit trust for the purpose of holding the Company’s ordinary shares to be transferred to the recipient employees and directors of the share awards granted prior to the establishment of the 2022 Plan. In January 2022, Mr. Jianping Kong and other original shareholders of Zhejiang Haowei transferred a total of 5,626,678 ordinary shares held by them on behalf of the respective equity reward holders to Nanometa Ltd. (“Nanometa”), the nominee of the employee benefit trust. 273,155 shares held by Nanometa were sold on behalf of the recipient employees and directors. As of December 31, 2023, a total of 5,353,523 shares were still held by Nanometa, which comprises of: 1) 4,161,023 shares held on behalf of and transferable to the recipient employes and directors upon request; 2) 895,018 shares transferable to the recipient employees and directors upon vesting; and 3) 214,149 shares unassigned due to forfeiture of share awards.

During the years ended December 31, 2021, 2022 and 2023, share-based compensation recognized by the Company related to the RSUs were RMB19,344, RMB17,863 and RMB6,227, respectively. As of December 31, 2022 and 2023, unrecognized compensation cost is RMB15,559 and RMB4,264, respectively, which is expected to be recognized through December 2024.

The following table summarized the RSUs activity and related information for the year ended December 31, 2022 and 2023:

	Number of RSUs	Weighted Average Grant Date Fair Value (RMB)
Unvested, January 1, 2022	3,090,710	0.02
Granted	—	—
Forfeited	81,131	0.02
Vested	1,003,192	0.02
Unvested, December 31, 2022	2,006,387	0.02
Granted	—	—
Forfeited	216,350	0.02
Vested	895,019	0.02
Unvested, December 31, 2023	895,018	0.02

Options

On January 1, 2022, the Company granted an employee an option to purchase 250,000 Class A ordinary shares of the Company with an exercise price of US$0.0004 per share. The option granted has a contractual term of 10 years. For the reward, 33.3% will be vested on December 31, 2022 or one year after the Company completed the initial public offering, whichever is earlier; 33.3% will be vested on December 31, 2023 or two years after the Company completed the initial public offering, whichever is earlier; and 33.3% will be vested on December 31, 2024 or three years after the Company completed the initial public offering, whichever is earlier. During the year ended December 31, 2023, the employee exercised the option to purchase a total of 83,333 shares. The shares were held on behalf of and transferable to the employee by Nanometa, the nominee of the employee benefit trust.

The option granted on January 1, 2022 was valued using the binomial model with the assistance of an independent valuation firm using the management’s estimates and assumptions. Significant assumptions used in the valuation are set as below:

	January 1, 2022
Spot price on valuation date	US$	4.80
Expected volatility		137.01%
Risk-free interest rate		1.51%
Dividend yield		0.00%
Forfeiture rate		0.00%

On April 27, 2023, the Company granted a series of options under the 2022 share incentive plan: 1) the Company granted employees options to purchase a total of 225,215 Class A ordinary shares of the Company with an exercise price of US$0.0002 per share. The options granted have a contractual term of 10 years. For the reward, 33.3% will be vested on April 27, 2024; 33.3% will be vested on April 27, 2025; and 33.3% will be vested on April 27, 2026; 2) the Company granted employees options to purchase a total of 77,869 Class A ordinary shares of the Company with an exercise price of US$0.0002 per share. The options granted have a contractual term of 10 years. For the reward, 33.3% will be vested on July 12, 2023; 33.3% will be vested on July 12, 2024; and 33.3% will be vested on July 12, 2025; 3) the Company also granted employees options to purchase a total of 545,789 Class A ordinary shares of the Company with an exercise price of US$0.0002 per share. The options granted have a contractual term of 10 years. The options were fully vested and exercisable at the grant date. The options in 2) and 3) described above were subject to performance conditions based on the result of an annual performance review of the grantee in accordance with the predetermined performance targets. The Company estimated the annual performance review result for each grantee and recognized the related compensation expenses.

On August 16, 2023, under the 2022 plan, the Company granted an employee an option to purchase 12,987 ordinary shares of the Company with an exercise price of US$0.0002 per share. The options granted have a contractual term of 10 years. For the reward, 33.3% will be vested on August 16, 2023; 33.3% will be vested on August 16, 2024; and 33.3% will be vested on August 16, 2025.

The options granted under the 2022 plan were valued using the Black-Scholes model using the management’s estimates and assumptions. Significant assumptions used in the valuations are set as below:

	For the year ended
	December 31, 2023
Spot price on valuation date	US$	1.06
Expected volatility		120.95%-123.34%
Risk-free interest rate		3.53%-4.28%
Dividend yield		0.00%

The following table summarizes the share options activity and related information for the years ended December 31, 2022 and 2023:

	Number of Options	Weighted Average Exercise Price (RMB)	Weighted Average Remaining Term (Years)	Weighted Average Grant Date Fair Value (RMB)	Aggregated Intrinsic Value (RMB)
Outstanding as of January 1, 2022	—	—	—	—	—
Granted	250,000	0.003	10.0	60.94
Forfeited	—	—	—	—
Exercised	—	—	—	—
Outstanding as of December 31, 2022	250,000	0.003	9.0	60.94	2,001,626
Vested and exercisable as of December 31, 2022	83,333	0.003	9.0	60.94	667,209
Granted	861,860	0.001	9.3	7.34
Forfeited	211,584	0.003	—	49.57
Exercised	587,890	0.002	—	14.94
Outstanding as of December 31, 2023	312,386	0.001	9.3	7.34	4,004,469
Vested and exercisable as of December 31, 2023	71,517	0.001	9.3	7.34	916,775

During the years ended December 31, 2021, 2022 and 2023, share-based compensation recognized by the Company related to the option were nil, RMB9,329,484 and RMB712,184, respectively. The outstanding unamortized share-based compensation related to option was RMB1,032,277 (which will be recognized through April 2026) as of December 31, 2023.

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

The Company has made nil, RMB6,647,109 and nil appropriations to statutory reserve for the years ended December 31, 2021, 2022 and 2023.

14.	Earnings (loss) per share

The calculation of basic earnings (loss) per share is based on the income (loss) attributable to ordinary shareholders of the Company and weighted-average number of ordinary shares outstanding for the years ended December 31, 2021, 2022 and 2023.

Diluted earnings (loss) per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective periods. For the year ended December 31, 2023, the options granted under the 2022 share incentive plan for a weighted average number of 312,386 shares could potentially dilute earnings (loss) per share but were not included in the computation of diluted net loss per share due to their antidilutive effects resulted from net loss.

The following reflects the income and share data used in the basic and diluted earnings (loss) per ordinary share computations:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Earnings (loss) attributable to ordinary shareholders of the Company	(174,944,484)	31,118,886	(252,823,772)
Weighted average number of ordinary shares outstanding for basic earnings (loss) per share calculation	44,938,990	53,244,500	58,885,071
Basic earnings (loss) per share	(3.89)	0.58	(4.29)

Earnings (loss) attributable to ordinary shareholders of the Company for diluted earnings (loss) per share calculation	(174,944,484)	31,118,886	(252,823,772)
Weighted average number of ordinary shares outstanding diluted earnings (loss) per share calculation	44,938,990	53,244,500	58,885,071
Adjusted for:
- incremental shares issuable related to options issued	—	63,105	—
Weighted average number of shares outstanding for diluted earnings (loss) per share calculation	44,938,990	53,307,605	58,885,071
Diluted earnings (loss) per share	(3.89)	0.58	(4.29)

15.	Income Taxes

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

United States (“US”)

The Company’s subsidiary in the US is subject to profits tax at 21% statutory tax rate with respect to the profit generated from the US. The company did not make any provisions for the US profit tax as there were no assessable profits derived from or earned in the US since inception.

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

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the Years Ended December 31,
	2021	2022	2023
PRC statutory income tax rates	25.00%	25.00%	25.00%
Effect of expenses not deductible for tax purposes	(0.22)%	0.91%	(0.42)%
Effect of additional deduction of research and development expense	15.18%	(64.43)%	5.98%
Effect of income tax exemptions and reliefs	(13.14)%	(56.77)%	(5.71)%
Recovery from deferred income tax assets	0.00%	(97.39)%	0.05%
Effect of valuation allowance on deferred income tax assets	(26.35)%	171.26%	(23.52)%
Income tax difference under different tax jurisdictions	(0.47)%	21.42%	(1.37)%
Total	0.00%	0.00%	0.01%

The provision for income taxes consists of the following:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current income tax expense (benefit)	—	—	(17,394)
Deferred tax expense	—	—	—
Income tax expense	—	—	(17,394)

Significant component of deferred tax assets are as follows:

	As of December 31,
	2022	2023
Net operating loss carryforward	63,038,127	77,373,944
Accrued expense and others	(29,335,373)	(282,843)
Inventory impairment	47,198,866	51,027,391
Deferred tax assets	80,901,620	128,118,492
Less: valuation allowance	(80,901,620)	(128,118,492)
Deferred tax assets	—	—

The provision of valuation allowance for the years ended December 31, 2021, 2022 and 2023 were RMB42,631,572, RMB24,519,326 and RMB47,333,923, respectively. The reversal of valuation allowance for the years ended December 31, 2021, 2022 and 2023 were nil, RMB6,100,147, and RMB117,051, respectively.

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

Uncertain tax positions

The tax authority of the PRC Government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. In general, the PRC tax authority has up to five years to conduct examinations of the tax filings of the Company’s PRC entities. Accordingly, the PRC subsidiaries’ tax years of 2019 through 2022 remain open to examination by the respective tax authorities. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31,2022 and 2023, the Company did not have any significant unrecognized uncertain tax positions.

16.	Related party transactions

Related parties with whom the Company conducted business consist of the following:

Name of related party	Nature of Relationship
Jianping Kong	Principal shareholder, chairman and chief executive officer
Qifeng Sun	Principal shareholder and vice chairman
Hangzhou Weiditu Technology Co., Ltd.	Company controlled by Jianping Kong

During the year ended December 31, 2021, the Company repaid RMB19,270,000 to Jianping Kong. As of December 31, 2022 and 2023, the amounts due to Jianping Kong were nil.

During the year ended December 31, 2021, the Company repaid RMB12,085,000 to Qifeng Sun. As of December 31, 2022 and 2023, the amounts due to Qifeng Sun were nil.

During the year ended December 31, 2021, the Company lent RMB100,000 to and collected RMB4,490,000 from Hangzhou Weiditu Technology Co., Ltd. As of December 31, 2022 and 2023, the amounts due from Hangzhou Weiditu Technology Co., Ltd. were nil.

During the year ended December 31, 2021, the Company purchased raw materials and services in amount of RMB328,411 from Hangzhou Weiditu Technology Co., Ltd., and made payment in amount of RMB5,045,392 to it. As of December 31, 2022 and 2023, the accounts payable to Hangzhou Weiditu Technology Co., Ltd. were nil.

The amounts due from related party and due to related parties are unsecured, non-interest bearing and due on demand.

During the year ended December 31, 2023, Jianping Kong and Qifeng Sun provided guarantee for the Company’s debts and provided interest-free loans to the Company which were subsequently converted into Class A ordinary shares. See Note 10 and 11 for more details.

17.	Concentrations

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s revenues for the years ended December 31, 2021, 2022 and 2023:

	For the Years Ended December 31,
	2021	2022	2023
Customer A	59%	—	—
Customer B	15%	—	—
Customer C	—	—	15%
Customer D		—	12%

The following table sets forth information as to each supplier that accounted for 10% or more of the Company’s purchase for the years ended December 31, 2021, 2022 and 2023:

	For the Years Ended December 31,
	2021	2022	2023
Supplier A	—	—	38%
Supplier B	50%	32%	—
Supplier C	34%	—	—
Supplier D	—	—	14%
Supplier E	13%	23%	—

18.	Commitments and contingencies

Operating lease commitments

The information of lease commitments is provided in Note 8.

Purchase commitments

The Company’s commitments related to the construction in progress but not yet reflected in the consolidated financial statements were RMB39,119,300 as of December 31, 2023 and were expected to be incurred within one year.

Contingencies

The Company is subject to litigation matters from time to time in the normal cause of business. The Company’s legal counsel and the management routinely assess the likelihood of adverse judgments and outcomes to these matters, as well as ranges of probable losses. Accruals are recorded for these matters to the extent that management concludes a loss is probable and the financial impact, should an adverse outcome occur, is reasonable estimable. The Company has not recorded any material liabilities in this regard as of December 31, 2022 and 2023.

On September 8, 2023, a customer named one of the Company’s subsidiaries as the defendant of a claim in the General Division of the High Court of the Republic of Singapore. This customer alleged that the Company failed to make timely delivery for products purchased and such products did not function as expected, demanding a return of payments of US$300,000 with relevant damages, interests and costs. Given the nature of the case, as of the filing date, the amount liable by the Company in the event of an unfavorable outcome cannot be reasonably estimated.

On December 25, 2023, three of the Company’s subsidiaries were named as defendants along with others unaffiliated to the Company in a civil action filed at the People’s Court of Yuhuatai District, Nanjing City. The plaintiff of such civil action alleged that it entered into a sales contract for the Company’s products with one of the defendants who purportedly purchased the Company’s products for resale and failed to make timely delivery. The plaintiff seeks to rescind the sales contract with this defendant and demands a return of payments of RMB47,000,000 with interests accrued by all defendants including the Company’s three subsidiaries. Given the nature of the case, as of the filing date, the amount liable by the Company in the event of an unfavorable outcome cannot be reasonably estimated.

The Company believes they have strong arguments against these claims and will defend vigorously.

Two bank accounts of the Company were judicially frozen by the court as a result of the legal proceedings. The frozen amount as of December 31, 2023 and the date of this annual report was RMB417,990 and RMB418,201, respectively.

19.	Subsequent events

The following subsequent events were evaluated on April 8, 2024, the date the financial statements were issued. Except as set forth below, there were no events that occurred subsequent to December 31, 2023 that require adjustment to or disclosure in the consolidated financial statements.

On January 25, 2024, the shareholders of the Company approved a 2-for-1 reverse stock split (the “reverse stock split”). After such reverse stock split, the authorized share capital of the Company would be divided into 250,000,000 ordinary shares with par value of US$0.0002 each, comprising of :1) 121,410,923 Class A ordinary shares with par value of $0.0002 each, 2) 28,589,078 Class B ordinary shares with par value of $0.0002 each, and 3) 99,999,999 shares of a par value of US$0.0002 each of such class or classes (however designated) as the board of directors of the Company (the “Directors”) may determine. The reverse stock split was effective on January 31, 2024. All information related to the Company’s ordinary shares, restricted stock units and stock options, as well as all per share data included in these financial statements and footnotes have been retrospectively adjusted to reflect the reverse stock split for all periods presented.

On February 5, 2024, an employee who holds options under the 2022 share incentive plan, elected to exercise the vested options to purchase a total of 36,067 Class A ordinary shares of the Company with an exercise price of US$0.0002 per share. The shares were issued to the employee from the ESOP platform.

From January to April 2024, the Company borrowed a total of approximately RMB20.2 million from Zhejiang Shaoxing Ruifeng Rural Commercial Bank Co., Ltd under the credit line pledged by the land use right of the Company as described in Note 10. The additional borrowings bear an annual interest rate of 5.4% with repayment dates for parts of the loan ranging from June 20, 2024 to July 25, 2030.

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

The following represents condensed financial information of the parent company:

NANO LABS LTD

CONDENSED BALANCE SHEETS

(all amounts in RMB and US$, except number of shares or as otherwise noted)

	As of December 31,
	2022	2023
	RMB	RMB	US$
ASSETS/(LIABILITIES)
Cash and cash equivalents	25,769	1,205,993	170,273
Prepayments	—	13,776	1,945
Due from intercompany	380,321,338	456,041,568	64,388,096
Investment in subsidiaries	(215,932,707)	(471,994,335)	(66,640,453)
TOTAL ASSETS (LIABILITIES)	164,414,400	(14,732,998)	(2,080,139)
SHAREHOLDERS’ EQUITY (DEFICIT)
Shareholders’ equity (deficit):
Class A ordinary shares ($0.0002 par value; 121,410,923 shares authorized; 27,159,258 and 41,927,302 shares issued as of December 31, 2022 and 2023, respectively; 27,159,258 and 37,242,359 shares outstanding as of December 31, 2022 and 2023, respectively)*	35,425	50,106	7,074
Class B ordinary shares ($0.0002 par value; 28,589,078 shares authorized; 28,589,078 shares issued and outstanding as of December 31, 2022 and 2023)*	36,894	36,894	5,209
Additional paid-in capital	354,803,564	428,310,028	60,472,705
Accumulated deficit	(199,207,921)	(452,031,693)	(63,821,945)
Statutory reserves	6,647,109	6,647,109	938,499
Accumulated other comprehensive income	2,099,329	2,254,558	318,319
TOTAL NANO LABS LTD SHAREHOLDERS’ EQUITY (DEFICIT)	164,414,400	(14,732,998)	(2,080,139)

*	After giving effect of the reverse stock split, see Note 1.

NANO LABS LTD

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(all amounts in RMB and US$, except number of shares or as otherwise noted)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Net revenues	—	—	—	—
Operating expenses:
Selling and marketing expenses	980	—	—	—
General and administrative expenses	306,775	5,822,906	471,664	66,594
Total operating expenses	307,755	5,822,906	471,664	66,594
Loss from operations	(307,755)	(5,822,906)	(471,664)	(66,594)
Finance income	—	66,144	110,971	15,668
Investment income	—	53,809	—	—
Income (loss) from investment in subsidiaries	(174,636,729)	36,821,839	(252,463,079)	(35,645,033)
Net income (loss) attributable to Nano Labs Ltd	(174,944,484)	31,118,886	(252,823,772)	(35,695,959)
Comprehensive income (loss):
Net income (loss)	(174,944,484)	31,118,886	(252,823,772)	(35,695,959)
Other comprehensive income (loss)
Foreign currency translation adjustment	(2,467,327)	4,566,656	155,229	21,917
Total comprehensive income (loss) attributable to Nano Labs Ltd	(177,411,811)	35,685,542	(252,668,543)	(35,674,042)

NANO LABS LTD

CONDENSED STATEMENTS OF CASH FLOWS

(all amounts in RMB and US$, except number of shares or as otherwise noted)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Net cash provided by (used in) operating activities	(535,017)	3,911,561	344,012	48,571
Net cash used in investing activities	(201,554,446)	(155,900,936)	(68,918,960)	(9,730,605)
Net cash provided by financing activities	201,251,124	144,043,186	72,802,734	10,278,952
Effect of exchange rate changes on cash and cash equivalents	926,910	7,883,387	(3,047,562)	(430,284)
Net increase (decrease) in cash and cash equivalents	88,571	(62,802)	1,180,224	166,634
Cash and cash equivalents at beginning of the year	—	88,571	25,769	3,639
Cash and cash equivalents at end of the year	88,571	25,769	1,205,993	170,273