Form 20-F
period 2024-12-31
Nano Labs Ltd
filed 2025-04-11
CIK 1872302

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Class A ordinary shares, par value US$0.002 each	12,815,143
Class B ordinary shares, par value US$0.002 each	2,858,909

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“CAGR” refers to compound annual growth rate;

●	“China” and “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region;

●	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.002 per share;

●	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.002 per share;

●	“hash rate” refers to the processing power of the cryptocurrency network and represents the number of computations that is processed by the network in a given time period;

●	“ICs” or “chips” refers to integrated circuits;

●	“nm” refers to nanometer (1 meter = 1,000,000,000 nanometers);

●	“RMB” and “Renminbi” refers to the legal currency of China;

●	“shares” and “ordinary shares” refers to our Class A ordinary shares and our Class B ordinary shares;

●	“TH/s” and “GH/s” refers to the measuring unit of hash rate, which represent the processing power of the cryptocurrency mining machine. 1 TH/s =1,000 GH/s;

●	“US$” and “U.S. dollars” refers to the legal currency of the United States of America; and

●	“we,” “us,” “our company,” “our,” and “our group” refers to Nano Labs Ltd, our Cayman Islands holding company, its predecessor entity and its subsidiaries, as the context requires.

On December 29, 2023, Citibank N.A. distributed a notification regarding the amendment to the deposit agreement, dated December 19, 2023, as amended, and the termination of American depositary receipts facility for our American depositary shares, effective from February 1, 2024.

Effective from January 31, 2024, we conducted a 2-to-1 share consolidation, which consolidated two shares with a par value of US$0.0001 each in our issued and unissued share capital into one share with a par value of US$0.0002. Upon the effectiveness of such share consolidation, our authorized share capital became US$50,000 divided into 250,000,000 ordinary shares of par value of US$0.0002 each, comprising (1) 121,410,923 Class A ordinary shares of par value of US$0.0002 each, (2) 28,589,078 Class B ordinary shares of par value of US$0.0002 each and (3) 99,999,999 shares of a par value of US$0.0002 each of such class or classes (however designated) as our board of directors may determine in accordance with our memorandum and articles of association, as amended. Effective from November 3, 2024, we conducted a 10-to-1 share consolidation, which consolidated 10 shares with a par value of US$0.0002 each in our issued and unissued share capital into one share with a par value of US$0.002. Upon the effectiveness of such share consolidation, our authorized share capital became US$50,000 divided into 25,000,000 ordinary shares of par value of US$0.002 each, comprising (1) 12,141,093 Class A ordinary shares of par value of US$0.002 each, (2) 2,858,908 Class B ordinary shares of par value of US$0.002 each, and (3) 9,999,999 shares of a par value of US$0.002 each of such class or classes (however designated) as our board of directors may determine in accordance with our memorandum and articles of association, as amended. Unless otherwise indicated, shares and per share amount in this annual report represent the actual ones at the relevant time. Effective from December 18, 2024, we re-designated 2,000,000 undesignated shares as Class A ordinary shares. Upon the effectiveness of such share re-designation, our authorized share capital became US$50,000 divided into 25,000,000 ordinary shares of par value of US$0.002 each, comprising (1) 14,141,093 Class A Ordinary Shares of par value of US$0.002 each, (2) 2,858,909 Class B Ordinary Shares of par value of US$0.002 each and (3) 7,999,998 shares of a par value of US$0.002 each of such class or classes (however designated) as the board of directors may determine in accordance with our memorandum and articles of association, as amended.

On March 7, 2025, we (1) increased the authorized share capital from US$50,000 divided into 25,000,000 ordinary shares of par value of US$0.002 each to US$4,200,000 dividing into 2,100,000,000 shares with a par value of US$0.002 each, comprising 1,097,141,091 Class A ordinary shares, 2,858,909 Class B ordinary shares, and 1,000,000,000 shares of a par value of US$0.002 each of such class or classes (however designated) as our board of directors may determine in accordance with our memorandum and articles of association, as amended; and (2) increased the votes per Class B ordinary share from 15 to 30.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the 2022, 2023 and 2024 fiscal years.

This annual report on Form 20-F contains information from an industry report commissioned by us and prepared by Frost & Sullivan, an independent research firm, to provide information regarding our industry and our market position in China. We refer to this report as the F&S report.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB7.1884 to US$1.00, the central parity rate on December 31, 2024 published by the People’s Bank of China. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to the Company Law of the People’s Republic of China, or the PRC Company Law, our PRC subsidiaries are required to make contribution of at least 10% of their after-tax profits calculated in accordance with the PRC GAAP to the statutory common reserve. Contribution is not required if the reserve fund has reached 50% of the registered capital of our subsidiaries. As of December 31, 2024, our PRC subsidiaries had reserve fund of RMB6.6 million (US$0.9 million).

None of our PRC subsidiaries has issued any dividends or distributions to respective holding companies or any investors as of the date of this annual report. Our PRC subsidiaries generate and retain cash generated from operating activities and re-invest it in our business. Historically, our PRC subsidiaries have also received equity financing from its shareholders to fund business operations of our PRC subsidiaries. In 2022, 2023 and 2024, we transferred cash proceeds of US$24.3 million, US$17.5 million and US$13.1 million to our PRC subsidiaries for the settlement of intercompany transactions and as paid-in capital for our PRC subsidiaries. In the future, cash proceeds raised from overseas financing activities may be, and are intended to be, transferred by us through subsidiaries in Hong Kong to our PRC subsidiaries via capital contribution and shareholder loans, as the case may be. Subsidiaries in China that receives such cash proceeds then will transfer funds to its subsidiaries to meet the capital needs of our business operations. For details about the applicable PRC rules that limit transfer of funds from overseas to our PRC subsidiaries, see “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—Use of Proceeds” and “Item 3. Key Information—D. Risk Factors—Risks Related to Conducting Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of the securities offering to make loans or additional capital contributions to our PRC subsidiaries.”

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Investors in our Class A ordinary shares are not purchasing equity securities of our subsidiaries that have substantive business operations in China but instead are purchasing equity securities of a Cayman Islands holding company. Nano Labs Ltd is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in China and subsidiaries in Hong Kong. This structure involves unique risks to investors in our Class A ordinary shares. For details, see “—D. Risk Factors—Risks Relating to Our Corporate Structure and Governance—Investors in our Class A ordinary shares are not purchasing equity securities of our subsidiaries that have substantive business operations in China but instead are purchasing equity securities of a Cayman Islands holding company.”

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

Permissions and Licenses Required from the PRC Authorities for Our Operations and Overseas Securities Offerings

To the extent that the discussions in this section on permissions and licenses required from the PRC authorities for our operations in China, it is the opinion of Zhong Lun Law Firm, our PRC counsel. We are a leading Web 3.0 infrastructure and product solution provider in China. The operations of the businesses that we own and operate are subject to PRC laws and regulations. The laws and regulations governing relevant industries in China are relatively new and quickly evolving, thus bringing uncertainties to their interpretation and enforcement. For details, see “Item 4. Information on the Company—B. Business Overview—Regulation” in this annual report.

We conduct our operations primarily through our subsidiaries in China and subsidiaries in Hong Kong. Our operations in China are governed by PRC laws and regulations. We and the affiliated entities are required to obtain certain licenses, permits or filing from relevant governmental authorities in China in order to operate our business and conduct overseas securities offerings and listings. As of the date of this annual report, as advised by our PRC counsel, our subsidiaries in China have obtained business licenses from the PRC government authorities necessary for our business operations in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, and the promulgation of new laws and regulations and amendment to the existing ones, we may be required to obtain additional licenses, permits, registrations, filings or approvals for our business operations in the future. We cannot assure you that we or our subsidiaries will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we or our subsidiaries may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us or our subsidiaries may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of any securities we offer to significantly decline or become worthless. For details, see “—D. Risk Factors—Risks Related to Our Operations—We require various approvals, licenses, permits and certifications to operate our business. If we fail to obtain or renew any of these approvals, licenses, permits or certifications, it could materially and adversely affect our business and results of operations.”

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

On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; and (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (1) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or, in extreme cases, become worthless. We did not have to make such filings with or obtain the relevant approvals from the CSRC for our initial public offering completed on July 11, 2022 and the supplemental offering completed on September 27, 2022 because the offerings had been completed before the enactment of the Trial Measures. We completed the filing with the CSRC with respect to our subsequent follow-on offerings, and we will be obligated to submit filings with the CSRC in a timely manner for our future offerings. If we cannot obtain such approvals or the CSRC rescind our approvals, we may not continue to offer securities to investors and cause the value of our securities to significantly decline or, in extreme cases, become worthless.

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

Cash and Asset Flows through Our Organization

None of our PRC subsidiaries has issued any dividends or distributions to respective holding companies or any investors as of the date of this annual report. Our PRC subsidiaries generate and retain cash generated from operating activities and re-invest it in our business. Historically, our PRC subsidiaries have also received equity financing from its shareholders to fund business operations of our PRC subsidiaries. In 2022, 2023 and 2024, we transferred cash proceeds of US$24.3 million, US$17.5 million and US$13.1 million to our PRC subsidiaries for the settlement of intercompany transactions and as paid-in capital for our PRC subsidiaries. In the future, cash proceeds raised from overseas financing activities may be, and are intended to be, transferred by us through subsidiaries in Hong Kong to our PRC subsidiaries via capital contribution and shareholder loans, as the case may be. Subsidiaries in China that receives such cash proceeds then will transfer funds to its subsidiaries to meet the capital needs of our business operations.

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

Our products, including HTC and HPC solutions and distributed computing and data storage solutions, are currently designed primarily for the mining of various cryptocurrencies, such as Bitcoin, Ethereum Classic (“ETC”), Grin and Filecoin. The demand for, and pricing of, our products are therefore affected by the expected economic returns of mining activities for these cryptocurrencies, which in turn are primarily driven by, among other factors, the prices. The cryptocurrency market is highly volatile, and the prices of cryptocurrencies, such as Bitcoin, ETC, Grin and Filecoin, have experienced significant fluctuations over their short existence and may continue to fluctuate significantly in the future.

Historically, our revenues were primarily derived from the sales of our HTC solutions in relation to ETH, ETC and Grin mining, and HPC solutions for Bitcoin mining and distributed computing and data storage solutions for Filecoin mining. We expect our results of operations to be affected by the prices of cryptocurrencies, in particular, significantly and negatively impacted by the sharp price decrease of the prices of cryptocurrencies including Bitcoin, ETC, Grin and Filecoin. Although we have begun the delivery of these new products in 2022, a diversified offering of mining solution types is unlikely to spread the risk of volatility as the prices of mainstream cryptocurrencies are highly correlated. We cannot assure you that the cryptocurrency market will remain active enough to sustain the demand for our current and future mining machines or that the prices for any of these cryptocurrencies will not decline significantly in the future. Furthermore, fluctuations in the prices of cryptocurrencies, in particular, Bitcoin, ETC, Grin and Filecoin, can have an immediate impact on the trading price of the companies operating in the cryptocurrency industry, including our Class A ordinary shares, even before our financial performance is affected, if at all.

In addition to the market volatility, various other factors, mostly beyond our control, could impact the prices of cryptocurrencies. For example, the usage of Bitcoins in the retail and commercial marketplace is relatively low in comparison with the usage for speculation, which contributes to Bitcoin price volatility.

If the price of cryptocurrencies such as Bitcoin, ETC, Grin or Filecoin drops and fails to recover, the expected economic return of such mining activities will diminish, which could result in a decrease in demand for our current and future products. As a result, we may need to reduce the price of our products. At the same time, if transaction fees for these cryptocurrencies increase to such an extent as to discourage users from using them as a medium of exchange, it may decrease the transaction volume of the relevant network and may affect the demand for our products. In addition, any shortage of power supply due to government control measures or other reasons, and any increase in energy costs, would raise the costs of mining activities. This in turn could affect the expected economic return to our customers for their mining activities and the demand for and pricing of our current and future HTC and HPC solutions and distributed computing and data storage solutions. Furthermore, fluctuations in the prices of Bitcoin, ETC, Grin or Filecoin may affect the value of our inventory as well as the provision we make to the inventory as we manage our inventory based on, among others, the sales forecast of current and future HTC and HPC solutions and distributed computing and data storage solutions. If we increase our procurement volume and stock up finished goods for the launch of new products or we expect a surge of demand of certain HTC and HPC solutions, a significant drop in the prices of Bitcoin, ETC, Grin or Filecoin can lead to a lower expected sales price and excessive inventory, which in turn will lead to impairment losses with respect to such inventory. If the prices of Bitcoin, ETC, Grin or Filecoin drop significantly in the future, we may need to record write-down for potentially obsolete, slow-moving inventory. For example, we recorded an inventory write-down of RMB184.1 million, RMB60.8 million and RMB10.9 million (US$1.5 million) in the cost of revenues in 2022, 2023 and 2024, respectively, due to the downward adjustment on the book value of a portion of our inventory in response to the decrease in the market price of cryptocurrency and expected economic return on cryptocurrency mining. To the extent that we are able to sell such inventory above its carrying value, our gross profit may also be inflated by such write down.

The price drop of cryptocurrencies may also adversely impact the ability of our customers who made down payments for our current or future products. We usually require full payment to be paid before the delivery of our products. If the prices of Bitcoin, ETC, Grin or Filecoin drop significantly in the future, we may need to offer to certain of our customers price concession in the case where they encounter the difficulties for making the final payments, even if we generally do not offer a price concession to customers. If we provide any price concession to our customers in the future, our revenues and results of operations may be adversely affected.

We have derived and may continue to derive revenues primarily from our HTC and HPC solutions. If the market for HTC and HPC solutions ceases to exist or diminishes significantly, our business, results of operations and financial condition would be materially and adversely affected.

Historically, our revenues were primarily derived from the sales of our HTC solutions in relation to ETH, ETC and Grin mining, and HPC solutions for Bitcoin mining. In 2022, 2023 and 2024, sales of our HTC and HPC solutions accounted for 93.6%, 91.0% and 84.0% of our total revenues, respectively, and our advance from customers was RMB98.9 million (US$13.8 million) as of December 31, 2024.

If the market for any of the above-mentioned mining solutions ceases to exist or diminishes significantly, we would experience a significant loss of sales, cancelation of orders, or loss of customers for our current and future mining machines.

Adverse factors that may affect the market for our current and future mining machines include:

●

Another cryptocurrency, especially one that is not created using the same mining processes as Bitcoin, ETC or Grin, emerges as a new mainstream cryptocurrency and squeezes Bitcoin, ETC or Grin out of the market, thereby causing these cryptocurrencies to lose value or become worthless, which could adversely affect the sustainability of our business.

●	Bitcoin, ETC or Grin ails to gain wide market acceptance and fails to become a generally accepted medium of exchange in the global economy due to certain inherent limitations to cryptocurrencies.

●	Over time, the reward for blockchain mining will decline in terms of the amount of cryptocurrency awarded, which may reduce the incentive to mine these cryptocurrencies. Therefore, our HTC and HPC solutions and distributed computing and data storage solutions may become less productive as the available rewards for cryptocurrency mining decrease.

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

We face risks relating to the custody of our Bitcoin, including the loss or destruction of private keys required to access our Bitcoin and cyberattacks or other data loss relating to our Bitcoin.

We have established Bitcoin value investment and adopted Bitcoin as primary reserve asset. We hold our Bitcoin with regulated custodians that have duties to safeguard our private keys. Our custodial services contracts do not restrict our ability to reallocate our Bitcoin among our custodians, and our Bitcoin holdings may be concentrated with a single custodian from time to time. We continually seek to engage additional custodians to achieve a greater degree of diversification in the custody of our Bitcoin as the extent of potential risk of loss is dependent, in part, on the degree of diversification. If there is a decrease in the availability of digital asset custodians that we believe can safely custody our Bitcoin, we may need to enter into agreements that are less favorable than our current agreements or take other measures to custody our Bitcoin, and our ability to seek a greater degree of diversification in the use of custodial services would be materially adversely affected.

Moreover, our use of custodians exposes us to the risk that the Bitcoin our custodians hold on our behalf could be subject to insolvency proceedings and we could be treated as a general unsecured creditor of the custodian, inhibiting our ability to exercise ownership rights with respect to such Bitcoin. Any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage we maintain related to our Bitcoin.

Bitcoin is controllable only by the possessor of both the unique public key and private key(s) relating to the local or online digital wallet in which the Bitcoin is held. While the Bitcoin blockchain ledger requires a public key relating to a digital wallet to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the Bitcoin held in such wallet. To the extent the private key(s) for a digital wallet are lost, destroyed, or otherwise compromised and no backup of the private key(s) is accessible, neither we nor our custodians will be able to access the Bitcoin held in the related digital wallet. Furthermore, we cannot provide assurance that our digital wallets, nor the digital wallets of our custodians held on our behalf, will not be compromised as a result of a cyberattack. The Bitcoin and blockchain ledger, as well as other digital assets and blockchain technologies, have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities.

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

Our business growth is dependent on the development of blockchain technology and applications, particularly in the field of Bitcoin, ETC, Grin and Filecoin.

Historically, our revenues were primarily derived from the sales of our HTC solutions in relation to ETH, ETC and Grin mining, and HPC solutions for Bitcoin mining and distributed computing and data storage solutions for Filecoin mining. The development of blockchain technology is still in a relatively early stage, and we cannot assure you that blockchain applications, including those in the fields of cryptocurrencies and other areas such as artificial intelligence, will gain wide market acceptance. Any blockchain application may become redundant or obsolete with the introduction of new competing technologies or products. If market acceptance or confidence in blockchain technology is lost or reduced for any reason, such as due to cybersecurity issues, the demand for our existing or future blockchain products may decline.

Our blockchain mining solution business depends significantly on the development of cryptocurrency applications, in particular, Bitcoin, ETC, Grin and Filecoin applications. The cryptocurrency market is rapidly and continuously evolving. Any actual or perceived adverse development in Bitcoin or other cryptocurrencies can significantly affect market demand for mining activities and our HTC and HPC solutions and distributed computing and data storage solutions. In addition, any event or rumor that generates negative publicity for the cryptocurrency market could hinder the development and reduce market acceptance of cryptocurrency applications. Under such circumstances, our business, results of operations and financial condition could be materially and adversely affected.

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

Historically, our revenues were primarily derived from the sales of our HTC solutions in relation to ETH, ETC and Grin mining, and HPC solutions for Bitcoin mining and distributed computing and data storage solutions for Filecoin mining. We face the risk that other cryptocurrencies could replace these cryptocurrencies as the mainstream cryptocurrencies, which may in turn negatively impact the value of these cryptocurrencies and diminish interest in these cryptocurrencies. Acceptance of these cryptocurrencies may decline due to various reasons such as the following:

●	potential changes in algorithms or source code may negatively impact user acceptance;

●	patches, upgrades, attacks or hacking of relevant infrastructure may undermine user interest or confidence;

●	usage of these cryptocurrencies for illicit or illegal activities by bad actors may erode public perception of Bitcoin or Ethereum Classic; or

●	hacking, fraud or other problems with cryptocurrency exchanges, wallets or other related infrastructure may negatively impact user confidence.

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

Our HTC and HPC solutions use open source software as their basic controller system, which may subject us to certain risks.

We use open source software in our HTC and HPC solutions. For example, our mining machine controller open source software needs to be installed on open source, which serves as the basic controller system for our HTC and HPC solutions, and we expect to continue to use open source software in the future. We may face claims from others claiming ownership of, or seeking to enforce the terms of, an open source license, including by demanding the release of the open source software, derivative works or our proprietary source code that was developed using such software. These claims could also result in litigation, requiring us to purchase a costly license or to devote additional research and development resources to change our technologies, either of which would have a negative effect on our business and results of operations. In addition, if the license terms for the open source software we utilize change, we may be forced to re-engineer or discontinue our solutions or incur additional costs.

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

We recorded net income of RMB31.1 million in 2022, net loss of RMB254.4 million in 2023 and net loss of RMB119.5 million (US$16.6 million) in 2024. We also recorded negative cash flows from operating activities of RMB274.9 million, RMB133.5 million and RMB139.3 million (US$19.4 million) in 2022, 2023 and 2024, respectively. We cannot assure you that we will be able to generate net income or positive cash flow from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to control expenses and manage our growth effectively, achieve a more stable performance given the significant fluctuation and volatility of the prices of cryptocurrencies and blockchain mining business, and maintain our competitive advantage in the relevant markets. We expect to continue to make investments in the development and expansion of our business, which will place significant demands on our management and our operational and financial resources. Continuous expansion may increase the complexity of our business, and we may encounter various difficulties. We may fail to develop and improve our operational, financial and management controls, enhance our financial reporting systems and procedures, recruit, train and retain highly skilled personnel, or maintain customer satisfaction to effectively support and manage our growth. If we invest substantial time and resources to expand our operations but fail to manage the growth of our business and capitalize on our growth opportunities effectively, we may not be able to achieve profitability, and our business, results of operations and financial condition would be materially and adversely affected.

Our limited operating history and our volatile historical results of operations could make it difficult for us to forecast our business and assess the seasonality and volatility in our business.

We have a relatively short operating history since 2019 and did not generate any revenue until 2020. Our total revenue was RMB983.2 million, RMB78.3 million and RMB40.6 million (US$5.6 million) in 2022, 2023 and 2024, respectively. The significant decrease in our revenue in 2024 was primarily a result of (1) the switch from proof-of-work to proof-of-stake by the Ethereum Mainnet on September 15, 2022 and (2) fluctuations in the prices of cryptocurrencies. We cannot guarantee that we will improve our financial results or that we will reverse the revenue trajectory in the future due to the various risks and uncertainties disclosed elsewhere in this annual report. As the fabless IC design market is relatively nascent and still rapidly evolving, and due to our limited operating history and historical data, as well as the limited visibility into future demand trends for our products, we may not be able to accurately forecast our future total revenue and budget our operating expenses accordingly. As most of our expenses are fixed in the short-term or incurred in advance of anticipated total revenue, we may not be able to adjust our expenses in a timely manner in order to offset any shortfall in revenue.

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

We recorded net cash outflow from operating activities of RMB274.9 million, RMB133.5 million and RMB139.3 million (US$19.4 million) in 2022, 2023 and 2024, respectively. We also incurred net loss of RMB254.4 million and RMB119.5 million (US$16.6 million) for 2023 and 2024, respectively, although we generated net income of RMB31.1 million in 2022. We have in the past financed our working capital needs primarily with our capital contributions by and loans from shareholders. In August 2022, we were granted a credit line of up to RMB100 million from a commercial bank with a mortgage of our 50-year right to use a parcel of land with an area of 49,452 square meters located in Shaoxing, China. In 2023, such credit line was increased to RMB148 million. As of December 31, 2024, the credit line was increased to RMB198 million, and we had a balance of borrowing of approximately RMB176.0 million (US$24.5 million) under the credit line.

We may require additional cash resources due to the future growth, development and expansion of our business. Our future capital requirements may be substantial as we seek to expand our operations, diversify our product offering, and pursue acquisitions and equity investments. In addition, we incurred accounts payable of RMB16.9 million and RMB18.1 million (US$2.5 million) as of December 31, 2023 and 2024, respectively. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities or enter into additional factoring arrangements.

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

Our customers include both enterprises and individuals. A limited number of our major customers, however, have contributed a significant portion of our revenues in the past. In 2022, 2023 and 2024, we generated approximately 9.6%, 15.0% and 13.0% of our total revenues from our largest customer of each year and approximately 38.0%, 55.0% and 53.0% from the top five largest customers, respectively. Although we continually seek to diversify our customer base, we cannot assure you that the proportion of the revenue contribution from these customers to our total revenues will decrease in the near future. Dependence on a limited number of major customers will expose us to the risks of substantial losses and extend the turnover days if any of them reduces or even ceases business collaborations with us. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our revenues and have a material and adverse effect on our business, results of operations, financial condition and prospects:

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

Historically, only a small portion of our products were exported to the United States. However, as our sales continue to ramp up, export of our products to the United States may increase. The United States and China had previously been involved in controversy over trade barriers in China that have threatened a trade war between these two countries, and had implemented or proposed to implement tariffs on certain imported products. The United States government has made statements and taken certain actions that may lead to changes in United States and international trade policies towards China. It remains unclear what additional actions, if any, will be taken by the United States or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the United States, tax policy related to international commerce, or other trade matters. In February and March 2025, the United States administration imposed an additional 20 percent duty on Chinese imports. Subsequently, authorities in China announced tariffs over selected United States products and regulatory investigation against United States companies in response to the tariff imposed by the United States. Furthermore, on April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective on April 5, 2025, and an individualized reciprocal higher tariff on countries with which the United States has the largest trade deficits, including a 34% additional reciprocal tariff on goods imported from China that brings the total tariff rate to 54%. On April 4, 2025, the Foreign Ministry of China announced that China would impose a retaliatory 34% tariff on goods imported from the United States. On April 8, 2025, President Trump announced to impose an additional 50% tariff on Chinese imports. The Trump administration proceeded to implement a 104% tariff on goods imported from China on April 9, 2025. Subsequently, on April 10, 2025, President Trump announced a temporary suspension of reciprocal tariff measures targeting most U.S. trading partners for a 90-day period, while concurrently escalating tariffs on Chinese goods to 125%. This sequence of actions underscored a strategic recalibration of the United States trade policy, emphasizing heightened pressure on international trades. We are closely monitoring potential changes in international trade policy and assessing the potential impact of these and other trade policy changes on our business operations and financial performance.

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

The modified Enterprise Income Tax Law, effective on December 29, 2018, or the EIT Law, and its implementation rules generally impose a uniform income tax rate of 25% on all enterprises but grant preferential treatment to the High and New Technology Enterprises, or the HNTEs, to enjoy a preferential enterprise tax rate of 15%. Zhejiang Nanomicro was accredited as an HNTE on December 16, 2021 and, as of the date of this annual report, are eligible for a preferential enterprise tax rate of 15% from December 2024 to December 2027. According to the relevant administrative measures, to qualify as an HNTE, Zhejiang Nanomicro must satisfy certain financial and non-financial criteria and complete verification procedures with the administrative authorities. We cannot assure you that such policy will continue in the future, nor that Zhejiang Nanomicro will continue to be qualified as an HNTE. Moreover, continued qualification as an HNTE is subject to a three-year review by the relevant government authorities in China, and in practice, certain local tax authorities also require annual evaluation of such qualification. In the event that Zhejiang Nanomicro fails to obtain accreditation as an HNTE or are not verified by the local tax authorities, and fails to obtain preferential income tax treatment based on other qualifications, it will continue to be subject to the standard PRC enterprise income tax rate of 25%. We cannot assure you that the tax authorities will approve the preferential tax rate of 15% as a matter of course even if Zhejiang Nanomicro has been accredited as an HNTE.

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

In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2024, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is related to lack of sufficient accounting personnel who possess adequate knowledge in financial reporting in accordance with U.S. GAAP. We intend to implement a number of measures to address this material weakness in our internal control over financial reporting. We cannot assure you, however, that these measures may fully address these deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remedied.

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

We primarily generated our revenue from sales in China in 2024. Our blockchain mining solution business could be significantly affected by, among other things, the regulatory and policy developments in China and overseas jurisdictions. Governmental authorities are likely to continue to issue new laws, rules and regulations governing the blockchain and cryptocurrency industry we operate in and enhance enforcement of existing laws, rules and regulations. For example, the People’s Bank of China, or the PBOC, the Cyberspace Administration of China, or the CAC, Ministry of Industry and Information Technology, State Administration for Industry and Commerce, China Banking Regulatory Commission, China Securities Regulatory Commission and China Insurance Regulatory Commission issued “Announcement on Preventing Token Fundraising Risks” on September 4, 2017, prohibiting all organizations and individuals from engaging in initial coin offering transactions and token trading platforms from providing pricing, information agency or other services for tokens or virtual currencies. On May 21, 2021, the Financial Stability and Development Committee of the PRC State Council mentioned the need to resolutely crack down on Bitcoin mining and trading activities. On June 18, 2021, the “Notice of the Sichuan Provincial Development and Reform Commission and the Sichuan Provincial Energy Administration on the Cleanup and Shutdown of Virtual Currency Mining Projects” required electricity companies within Sichuan Province in China to close down power supply to businesses involved in cryptocurrency mining. On June 21, 2021, the PBOC was reported to have held interviews with certain financial institutions in China, and stressed that banks and other financial institutions in China shall strictly implement the “Guarding Against Bitcoin Risks” and the “Announcement on Preventing Token Fundraising Risks” and other regulatory requirements, diligently fulfill their customer identification obligations, and shall not provide account opening, registration, trading, clearing, settlement and other services related to blockchain and cryptocurrency business. On September 15, 2021, ten ministries and commissions, including PBOC, CAC and the Supreme People’s Court of PRC, published the Notice on Further Prevention and Disposal of the Risk of Speculation in Cryptocurrency Trading, which clarifies that certain cryptocurrency-related businesses are illegal financial activities and emphasizes the establishment of a mechanism to deal with risks related to cryptocurrency trading and speculation, strengthening the monitoring and warning of cryptocurrency trading and speculation risk, and the establishment of a multi-dimensional and multi-level risk prevention and disposal system. Furthermore, according to the Industrial Structure Adjustment Guidance Catalogue (2024 Edition) published by the National Development and Reform Commission on December 27, 2023, cryptocurrency mining activities are listed as the backward production processes and equipment under the eliminated category, and as such, investments in activities in the elimination category, including cryptocurrency mining activities, are prohibited in China. These regulations may severely restrict our ability to expand our business or serve our customers in China. We cannot assure you that government authorities in China will not introduce further enhanced regulation over the cryptocurrency industry that may lead to our inability to operate in China at all.

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

In addition, cryptocurrencies may be used by market participants for black market transactions to conduct fraud, money laundering and terrorism-funding, tax evasion, economic sanction evasion or other illegal activities. As a result, governments may seek to regulate, restrict, control or ban the mining, use, holding and transferring of cryptocurrencies. We may not be able to eliminate all instances where other parties use our products to engage in money laundering or other illegal or improper activities. We cannot assure you that we will successfully detect and prevent all money laundering or other illegal or improper activities which may adversely affect our reputation, business, financial condition and results of operations. With advances in technology, cryptocurrencies are likely to undergo significant changes in the future. It remains uncertain whether Bitcoin, ETC, Grin or Filecoin will be able to comply with, or benefit from, those changes. In addition, as mining activities employ sophisticated and high computing power devices that need to consume large amounts of electricity to operate, future developments in the regulation of energy consumption, including possible restrictions on energy usage in the jurisdictions where we sell our products, may also affect our business operations and the demand for our blockchain mining solutions. There has been negative public reaction to the environmental impact of mining activities, particularly the large consumption of electricity, and governments of various jurisdictions have responded. For example, in the United States, certain local governments of the state of Washington have discussed measures to address the environmental impacts of Bitcoin-related operations, such as the high electricity consumption of Bitcoin mining activities.

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

The mining difficulty for Bitcoin, Ethereum Classic and Grin, or the amount of computational resources required for a set amount of reward for recording a new block, directly affects the expected economic returns for Bitcoin, Ethereum Classic and Grin miners, which in turn affects the demand for our HTC and HPC solutions. Mining difficulty is a measure of how much computing power is required to record a new block, and it is affected by the total amount of computing power in the Bitcoin, Ethereum Classic or Grin network. Taking Bitcoin as an example, the Bitcoin algorithm is designed so that one block is generated, on average, every ten minutes, no matter how much computing power is in the network. Thus, as more computing power joins the network, and assuming the rate of block creation does not change (remaining at one block generated every ten minutes), the amount of computing power required to generate each block and hence the mining difficulty increases. In other words, based on the current design of the Bitcoin network, Bitcoin mining difficulty would increase together with the total computing power available in the Bitcoin network, which is in turn affected by the number of Bitcoin mining machines in operation. For example, Bitcoin mining difficulty would increase based on increases in the total computing power available in the Bitcoin network, which is in turn affected by the number of Bitcoin mining machines in operation. From January 2017 to December 2019, Bitcoin mining difficulty increased by approximately 35 times, according to Blockchain.info. The same applies to Ethereum before the merger to POS. As a result, a strong growth in sales of our HTC and HPC solutions can contribute to further growth in the total computing power in each cryptocurrency’s respective network, thereby driving up the difficulty of mining and resulting in downward pressure on the expected economic return of blockchain mining and the demand for, and pricing of, our products. Although, in May 2021, more than 54% of Bitcoin’s hash rate, which is the collective computing power of miners worldwide, has dropped off the network since its market peak as China cracked down on mining, the Bitcoin network may recovery from such decrease in the hash rate very soon and drive up the mining difficult again.

In addition, the number of Bitcoins awarded for solving a block in the blockchain halves approximately every four years until the estimated complete depletion of Bitcoin by around the year 2140. In each of 2013, 2014 and 2015, approximately 25 Bitcoins were awarded for each block solved. The number of Bitcoins awarded for solving a block halved in 2016 to 12.5 Bitcoins per block and halved in 2020 to 6.25 Bitcoins per block. It is expected to halve again in 2024 to 3.125 Bitcoins per block. It is unclear how the market will react to future reward halving events and how the Bitcoin price and the expected economic returns on Bitcoin mining will be affected. Similar mechanism applies to Ethereum before the merge to POS.

Aside from mining rewards, transaction fees are another form of incentive for participation in Bitcoin, Ethereum Classic and Grin verification processes. Bitcoin, Ethereum Classic and Grin users may offer to pay a discretionary transaction fee to the network member who solves the block and adds that user’s transaction to the blockchain to incentivize prioritizing that user’s transaction. Transaction fees are discretionary, so if the transaction fees were to become the only or primary income for Bitcoin, Ethereum Classic or Grin mining activities in the future, the expected economic returns from Bitcoin, Ethereum Classic or Grin mining and therefore the demand for our HTC and HPC solutions will decrease significantly, which will result in a significant negative impact on our business and results of operations.

If any person, institution or a pool of them acting in concert obtains control of more than 50% of the processing power active on the Bitcoin, Ethereum Classic or Grin, such person, institution or a pool of them could prevent new transactions from gaining confirmations, halt payments between users, and reverse previously completed transactions, which would erode user confidence in Bitcoin, Ethereum Classic or Grin.

If the award of Bitcoin, Ethereum Classic or Grin for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners, miners may cease expending processing power to solve blocks. Miners ceasing operations would reduce the collective processing power on the Bitcoin, Ethereum Classic or Grin network, which would adversely affect the confirmation process for transactions and make the Bitcoin, Ethereum Classic or Grin network more vulnerable to any person, institution or a pool of them which has obtained over 50% control over the computing power on the Bitcoin, Ethereum Classic or Grin network. In such event, such person, institution or a pool of them could prevent new transactions from gaining confirmation, halt payments between users, and reverse previously completed transactions. Such changes or any reduction in confidence in the confirmation process or processing power of the Bitcoin, Ethereum Classic or Grin network may erode user confidence in Bitcoin, Ethereum Classic or Grin, which would decrease the demand for our products.

The decentralized nature of cryptocurrency may be subject to challenges, which could negatively affect our results of operations.

A key reason for Bitcoin, Ethereum, Classic Grin and other cryptocurrencies to have attracted many new and committed users in a short period of time is its decentralized nature, or the lack of control by a central authority. However, there are divergent views on the decentralized nature of cryptocurrencies. For example, there are claims that most of the actual services and businesses built within the Bitcoin ecosystem are in fact centralized since they are run by specific people, in specific locations, with specific computer systems, and that they are susceptible to specific regulations. Individuals, companies or groups, as well as cryptocurrency exchanges that control vast amounts of Bitcoin can affect the market price of Bitcoin. Furthermore, mining equipment production and mining pool locations may become centralized. The concerns or skepticism about the decentralized nature of Bitcoin may cause customers to lose confidence in the Bitcoin industry’s prospects. This in turn could adversely affect the market demand for our blockchain mining solutions and our business. Furthermore, the possibility that a person or a coordinated group of people may gain more than 50% control of the process power active on Bitcoin and be able to manipulate transactions, despite the intended decentralized structure, may also erode confidence in Bitcoin. Similar mechanism also applies to Ethereum Classic and Grin. As such, our business, prospects and results of operations therefore may adversely be affected by the divergent views on the decentralized nature of Bitcoin and other cryptocurrencies.

Change of algorithm and mining mechanism for cryptocurrencies may materially and adversely affect our business and results of operations.

Our HPC and HTC chips are designed for proof-of-work, or PoW, mechanism, which the Bitcoin, Ethereum Classic and Grin networks use to validate their transactions. While many within the Bitcoin community regard PoW as fundamental to Bitcoin’s protocol, there have been ongoing discussions regarding potential mechanism changes aimed at mitigating the risks associated with centralized computing power control. Should Bitcoin, Ethereum Classic, or other networks we support implement such protocol changes and our mining machines cannot be adapted accordingly, our equipment may become obsolete, significantly impacting our ability to meet customer demand and materially affecting our operational results.

On September 15, 2022, the Ethereum Mainnet transitioned from PoW to a proof-of-stake, or PoS, consensus mechanism through its merger with the Beacon Chain (the “Merger”). PoS relies on validators, who stake Ethereum to order transactions and create new blocks, eliminating the intensive computational power requirements inherent in PoW. Although Ethereum Classic continues to use PoW, the Ethereum Mainnet’s transition to PoS may significantly diminish demand for Ethereum Classic mining solutions. As Ethereum users increasingly adopt the PoS-based network due to its lower energy consumption, reduced transaction fees, and potentially improved scalability, interest and participation in Ethereum Classic’s PoW-based mining could decline substantially. Such a shift could render our Ethereum Classic mining equipment less attractive to customers, resulting in reduced sales and materially and adversely affecting our business, competitive position, and operational results.

For additional risks related to network changes, see “—The administrators of certain cryptocurrency networks’ source code could propose amendments to the relevant network’s protocols and software that, if accepted and authorized by the relevant network’s community, could adversely affect our business, results of operations, and financial condition” and “—The acceptance of Bitcoin, Ethereum Classic or Grin network software patches or upgrades by a significant, but not overwhelming, percentage of the users and miners in the Bitcoin, Ethereum Classic or Grin network could result in a “fork” in the blockchain, resulting in the operation of two separate networks that cannot be merged. The existence of forked blockchains could erode user confidence in Bitcoin, Ethereum Classic or Grin and could adversely impact our business, results of operations and financial condition.”

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

As the use of cryptocurrency networks increases without a corresponding increase in throughput of the networks, average fees and settlement times can increase significantly. Bitcoin’s network, for example, has been, at times, at capacity, which has led to very high transaction fees. Increased fees and decreased settlement speeds could preclude certain use cases for Bitcoins (e.g., micropayments), and can reduce demand for and the market price of Bitcoins, which could adversely affect the market demand for our HTC and HPC solutions. We cannot guarantee that any of the mechanisms in place or being explored for increasing the scale of settlement of transactions of Bitcoin, Ethereum Classic or Grin will be effective, or how long they will take to become effective, which could adversely affect the market demand for our HTC and HPC solutions.

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

The cryptocurrency networks are based on a cryptographic, algorithmic protocol that governs the end-user-to-end-user interactions between computers connected to the relevant network. A loosely organized group can propose amendments to such a network’s source code through one or more software upgrades that alter the protocols and software that govern the network and the properties of such cryptocurrencies, including the irreversibility of transactions and limitations on the mining of new cryptocurrencies. For example, to the extent that a significant majority of the users and miners on the Bitcoin or Ethereum Classic network install such software upgrade(s), the Bitcoin network would be subject to new protocols and software that may render our HTC and HPC solutions less desirable, which in turn may adversely affect our business, results of operations and financial condition. If less than a significant majority of the users and miners on the Bitcoin network install such software upgrade(s), the Bitcoin network could “fork.”

The acceptance of Bitcoin, Ethereum Classic or Grin network software patches or upgrades by a significant, but not overwhelming, percentage of the users and miners in the Bitcoin, Ethereum Classic or Grin network could result in a “fork” in the blockchain, resulting in the operation of two separate networks that cannot be merged. The existence of forked blockchains could erode user confidence in Bitcoin, Ethereum Classic or Grin and could adversely impact our business, results of operations and financial condition.

Bitcoin, Ethereum Classic and Grin are based on open source software and have no official developer or group of developers that formally controls their network. Any individual can download the Bitcoin, Ethereum Classic or Grin network software and make any desired modifications, which are proposed to users and miners on Bitcoin, Ethereum Classic or Grin network through software downloads and upgrades. However, miners and users must consent to those software modifications by downloading the altered software or upgrade implementing the changes; otherwise, the changes do not become part of the Bitcoin, Ethereum Classic or Grin network. Since the inception of Bitcoin, Ethereum Classic and Grin networks, changes to the network have been accepted by the vast majority of blockchain users and miners, ensuring that the Bitcoin, Ethereum Classic and Grin networks each remain a coherent economic system. However, a developer or group of developers could potentially propose a modification to the Bitcoin, Ethereum Classic or Grin network that is not accepted by a vast majority of miners and users, but that is nonetheless accepted by a substantial population of participants in the network. In such case, a fork in the blockchain could develop and two separate networks could result, one running the pre-modification software program and the other running the modified version. An example is the introduction of Bitcoin Cash in mid-2017. This kind of split in the Bitcoin, Ethereum Classic or Grin network could erode user confidence in the stability of the Bitcoin or Ethereum Classic network, which could negatively affect the demand for our HTC and HPC solutions.

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

The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries including the cryptocurrency industry, which may severely restrict our ability to expand our business or serve our customers in China. We cannot assure you that government authorities in China will not introduce further enhanced regulation over the cryptocurrency industry that may lead to our inability to operate in China at all. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. For example, on July 6, 2021, the relevant PRC government authorities promulgated the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; and (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (1) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or, in extreme cases, become worthless. We did not have to make such filings with or obtain the relevant approvals from the CSRC for our initial public offering completed on July 11, 2022 and the supplemental offering completed on September 27, 2022 because the offerings had been completed before the enactment of the Trial Measures. We completed the filing with the CSRC with respect to our subsequent follow-on offerings, and we will be obligated to submit filings with the CSRC in a timely manner for our future offerings. If we cannot obtain such approvals or the CSRC rescind our approvals, we may not continue to offer securities to investors and cause the value of our securities to significantly decline or, in extreme cases, become worthless.

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

Investors in our Class A ordinary shares are not purchasing equity securities of our subsidiaries that have substantive business operations in China but instead are purchasing equity securities of a Cayman Islands holding company. Nano Labs Ltd is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in China and subsidiaries in Hong Kong. This structure involves unique risks to investors in our Class A ordinary shares. Investors may never directly hold equity interests in our PRC subsidiaries with substantive operations. We also cannot assure you that the Chinese regulatory authorities will not disallow such a structure. If the Chinese regulatory authorities disallow the structure, it would likely result in a material change in our operations and cause the value of our Class A ordinary shares to significantly decline or become worthless.

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

We are, and will continue to be, a “controlled company” as defined under corporate governance rules of Nasdaq Stock Market, because Mr. Jianping Kong beneficially owns approximately 25.9% of our then-issued and outstanding ordinary shares and is able to exercise approximately 53.7% of the total voting power of our issued and outstanding ordinary shares. For further information, see “Item 7. Major Shareholders and Related Party Transactions–A. Major Shareholders.” For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including (1) the requirement that our director nominees must be selected or recommended solely by independent directors and (2) the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Our currently effective memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares.

Our currently effective memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a provision that entitles each Class B ordinary share to 30 votes in respect of all matters subject to a shareholders’ vote. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties form seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority without further action by our shareholders to issue additional Class B ordinary shares, which will be dilutive to our Class A ordinary shareholders. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares. We could issue preferred shares quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class A ordinary shares may fall and the voting and other rights of the holders of our Class A ordinary shares may be materially and adversely affected.

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

Moreover, there have been recent instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, particularly among companies with relatively smaller public floats. As we have a relatively small public float, we may experience greater stock price volatility, including aggressive price run-ups and declines, lower trading volume and less liquidity, compared with companies with larger public floats. In particular, our Class A ordinary shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock run-up, may be unrelated to our actual or expected operating performance, financial condition or prospects, and industry, market or economic factors, which makes it difficult for prospective investors to assess such rapidly changing value of our Class A ordinary shares. In addition, if the trading volumes of our Class A ordinary shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A ordinary shares. This low volume of trades could also cause the price of our Class A ordinary shares to fluctuate significantly, with large percentage changes in price occurring in any trading day session. Holders of the Class A ordinary shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to such low-volume trading. As a result of such volatility, investors may experience losses on their investment in our Class A ordinary shares. Such volatility also could adversely affect our ability to issue additional Class A ordinary shares or other securities and our ability to obtain additional financing in the future, as well as our ability to retain key employees, many of whom have been granted equity incentives. Furthermore, the potential extreme volatility may confuse the public investors of the value of our Class A ordinary shares, distort the market perception of the price of our Class A ordinary shares, and our financial performance and public image, and negatively affect the long-term liquidity of our Class A ordinary shares, regardless of our actual or expected operating performance.

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

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare dividends, but no dividend shall exceed the amount recommended by the directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares will likely depend entirely upon any future price appreciation of our Class A ordinary shares. There is no guarantee that our Class A ordinary shares will appreciate in value after the securities offering or even maintain the price at which you purchased our Class A ordinary shares. You may not realize a return on your investment in our Class A ordinary shares, and you may even lose your entire investment in our Class A ordinary shares.

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

For purposes of the income test, “gross income” generally consists of sales revenues less the cost of goods sold, together with income from investments and from other sources, and “passive income” generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. However, under the applicable guidance, it is unclear how companies, like us, with negative gross revenue, are treated. Assuming that we are permitted to use gross loss to offset our passive income, based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not expect to be classified as a passive foreign investment company, or a PFIC, for the taxable year ended December 31, 2024 or for the current taxable year, although, in each case, there can be no assurance in this regard.

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

Effective from January 31, 2024, we conducted a 2-to-1 share consolidation, which consolidated two shares with a par value of US$0.0001 each in our issued and unissued share capital into one share with a par value of US$0.0002. Upon the effectiveness of such share consolidation, our authorized share capital became US$50,000 divided into 250,000,000 ordinary shares of par value of US$0.0002 each, comprising (1) 121,410,923 Class A ordinary shares of par value of US$0.0002 each, (2) 28,589,078 Class B ordinary shares of par value of US$0.0002 each and (3) 99,999,999 shares of a par value of US$0.0002 each of such class or classes (however designated) as our board of directors may determine in accordance with our memorandum and articles of association, as amended. Effective from November 3, 2024, we conducted a 10-to-1 share consolidation, which consolidated 10 shares with a par value of US$0.0002 each in our issued and unissued share capital into one share with a par value of US$0.002. Upon the effectiveness of such share consolidation, our authorized share capital became US$50,000 divided into 25,000,000 ordinary shares of par value of US$0.002 each, comprising (1) 12,141,093 Class A ordinary shares of par value of US$0.002 each, (2) 2,858,908 Class B ordinary shares of par value of US$0.002 each, and (3) 9,999,999 shares of a par value of US$0.002 each of such class or classes (however designated) as our board of directors may determine in accordance with our memorandum and articles of association, as amended. Unless otherwise indicated, shares and per share amount in this annual report represent the actual ones at the relevant time. Effective from 18 December 2024, we re-designated 2,000,000 undesignated shares as Class A ordinary shares. Upon the effectiveness of such share re-designation, our authorized share capital became US$50,000 divided into 25,000,000 ordinary shares of par value of US$0.002 each, comprising (1) 14,141,093 Class A Ordinary Shares of par value of US$0.002 each, (2) 2,858,909 Class B Ordinary Shares of par value of US$0.002 each and (3) 7,999,998 shares of a par value of US$0.002 each of such class or classes (however designated) as the board of directors may determine in accordance with our memorandum and articles of association, as amended.

On March 7, 2025, we (1) increased the authorized share capital from US$50,000 divided into 25,000,000 ordinary shares of par value of US$0.002 each to US$4,200,000 dividing into 2,100,000,000 shares with a par value of US$0.002 each, comprising 1,097,141,091 Class A ordinary shares, 2,858,909 Class B ordinary shares, and 1,000,000,000 shares of a par value of US$0.002 each of such class or classes (however designated) as our board of directors may determine in accordance with our memorandum and articles of association, as amended; and (2) increased the votes per Class B ordinary share from 15 to 30.

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

B. Business Overview

We are a leading Web 3.0 infrastructure and product solution provider in China. We are committed to the development of HTC chips and HPC chips. We have built a comprehensive FPU architecture which offers solution that integrates the features of both HTC and HPC. In addition, we have established Bitcoin value investment and adopted Bitcoin as primary reserve asset.

We have established an integrated solution platform covering three main business verticals, including HTC solutions and HPC solutions. Our HTC solutions feature our proprietary Cuckoo series chips, which have become alternative ASICs solutions for traditional GPUs. Our HPC solutions offer both HPC chips, Darkbird, and Bitcoin mining machine, iPollo. In addition to HTC and HPC chips, we launched our Darksteel series, which can be applied to both industrial and commercial sectors by offering distributed computing and data storage solutions, in the fourth quarter of 2021.

We have strong capabilities for IC design and related research and development for the Metaverse computing network. We have successfully designed our 55nm, 40nm, 22nm and n+1 ASIC chips and our 38nm memory chip. Our unique Nano FPU design architecture allows us to develop HTC chips with superior computing power and high-power efficiency as compared to most traditional GPUs available in the market. As of December 31, 2024, we had registered 40 software copyrights, four IC layout-design rights and 35 patents, and applied for registration of 40 patents. We enjoy a skilled talent pool and are committed to enhancing our technology leadership and upgrade our product solutions through our high-caliber research and development team. As of December 31, 2024, our research and development team consisted of 27 engineers, researchers, programmers and data analysts and is led by Dr. Bingbo Li, our vice president and chief technology officer, who has extensive experience of over 10 years in the semiconductor industry.

Our Products

HTC Solutions

Our HTC solutions feature our proprietary Cuckoo series chips, which integrate high-bandwidth memory dies and high computing performance logic chips and have become alternative ASICs solutions for traditional GPUs. Our Cuckoo 1.0, Cuckoo 2.0 and Cuckoo 3.0 strategically target the ASIC-resistant mining algorithms of cryptocurrencies such as Ethereum Classic and Grin, which requires high speed, high bandwidth memory in exchange for mining efficiency.

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

In the second quarter of 2024, we launched Cuckoo 3.0. In December 2024, we released completed machine equipped with the Cuckoo 3.0 chips.

HPC Solutions

To accommodate the strong and growing demand for mining solutions, we have also completed the design and tape-out of Darkbird 1.0 HPC chips. Benefitting from our proprietary technologies, Darkbird series HPC chips feature high performance and high energy consumption efficiency.

The following table sets forth certain information of the HTC and HPC chips we have designed or taped out as of the date of this annual report:

HTC Chip	Cryptocurrency	Feature	Status
Cuckoo 1.0	Grin and MWC	Nano FPU 1.0 architecture; high performance and high throughput; superior mining efficiency compared to traditional GPUs	Launched in the second quarter of 2020
Cuckoo 2.0	ETC	Nano FPU 2.0 architecture; high performance and high throughput; superior mining efficiency compared to traditional GPUs	Launched in the fourth quarter of 2021
Cuckoo 3.0	ETC	Nano FPU 3.0 architecture; high performance and high throughput; superior mining efficiency compared to traditional GPUs	Launched in the second quarter of 2024

HPC Chip	Cryptocurrency	Feature	Status
Darkbird 1.0	BTC and BCH	High energy consumption efficiency; optimized process and fundamental cells; customized circuit and physical design	Launched in the first quarter of 2022

The following table sets forth certain specifications of the iPollo blockchain mining machines we have launched or are ready to launch as of the date of this annual report:

Blockchain Mining Machine	ASIC	Computing Power (±10%)	Energy Consumption (±10%)	Status
Grin
G1	Cuckoo 1.0	36 Graph/s	78W/Graph	Launched in the second quarter of 2020
G1 mini	Cuckoo 1.0	1.2 Graph/s	100W/Graph	Launched in August 2020
Ethereum
V1	Cuckoo 2.0	3.6 GH/s*	0.86W/MHash*	Launched in the second quarter of 2022
V1 mini	Cuckoo 2.0	0.3 GH/s (300MH/s)*	0.8W/MHash*	Launched in the second quarter of 2022
V1 mini WiFi	Cuckoo 2.0	0.3 GH/s (300MH/s)*	0.8W/MHash*	Launched in the second quarter of 2022
V1 Classic**	Cuckoo 2.0	1.55 GH/s*	0.8W/MHash*	Launched in the second quarter of 2022
V1 mini Classic**	Cuckoo 2.0	0.13 GH/s (130MH/s)*	0.8W/MHash*	Launched in the first quarter of 2022
V1 mini Classic WiFi**	Cuckoo 2.0	0.13 GH/s (130MH/s)*	0.8W/MHash*	Launched in the first quarter of 2022
V1 mini Classic Plus**	Cuckoo 2.0	0.28 GH/s (280MH/s)*	0.96W/MHash*	Launched in the second quarter of 2022
V1 mini Classic Plus WiFi**	Cuckoo 2.0	0.28 GH/s (280MH/s)*	0.96W/MHash*	Launched in the second quarter of 2022
V1 Mini SE	Cuckoo 2.0	0.20 GH/s (200MH/s)*	0.58W/MHash*	Launched in the third quarter of 2022
V1 Mini SE Plus	Cuckoo 2.0	0.40 GH/s (400MH/s)*	0.58W/MHash	Launched in the third quarter of 2022
X1	Cuckoo 2.0	0.33 GH/s (330MH/s)*	0.73W/MHash	Launched in the second quarter of 2023
V1H	Cuckoo 2.0	0.95 GH/s (950MH/s)*	0.79W/MHash	Launched in the third quarter of 2023
V2H	Cuckoo 3.0	3400 MH/s	0.14 W/Mhash	Launched in the fourth quarter of 2024
V2X	Cuckoo 3.0	1200 MH/s	0.14 W/Mhash	Launched in the fourth quarter of 2024
Bitcoin
B1L	Darkbird 1.0	58 TH/s*	52W/THash*	Launched in the first quarter of 2022

*	Based on the theoretical value of the design, which may not be the actual performance of the actual products to be delivered to our customers.

**	For ETC mining only.

Roadmap for Our Future Products and Services

We have formally established Bitcoin value investment as a new business sector and adopted Bitcoin as our primary reserve asset. As of the date of this annual report, we hold about 401 Bitcoins with a total purchase price of approximately US$40 million.

We believe our strong in-house designing capability will enable us to realize fast iteration of our Nano-FPU architecture and chip designs built on it. Moreover, we are well-positioned to design and develop solutions covering more application scenarios including AI applications within the Web3.0 ecosystem and focus on integrating AI with Web3.0 technologies.

Our Cryptocurrency Holdings

In 2024, we acquired a total of approximately 361 Bitcoins with an average purchase price of approximately US$99,765 per Bitcoin, inclusive of fees and expenses. We did not sell any Bitcoin in 2024. From January 1, 2025 to April 10, 2025, we acquired a total of approximately 40 Bitcoins with an average purchase price of approximately US$97,565 per Bitcoin, inclusive of fees and expenses.

In 2024, we also acquired and sold a total of approximately 4.1 million USDTs. Transactions involving USDT were generally valued based on a 1:1 exchange rate with the U.S. dollar.

As of December 31, 2024, we carried US$33.8 million of cryptocurrencies on our balance sheet, consisting of approximately 361 Bitcoins and 9 USDTs, reflecting US$2.2 million unrealized loss on changes in fair value of cryptocurrencies, attributable to Bitcoin trading price fluctuations.

As of April 10, 2025, we held approximately 401 Bitcoins. As of April 10, 2025, at 4:00 p.m. Eastern Time, the market price of one Bitcoin reported on Binance was US$81,617.19.

Custody of our Cryptocurrency Holdings

We maintain our cryptocurrency holdings in wallets hosted on reputable exchanges, including Hashkey Exchange, CEFFU, Coinbase and Binance. The selection of these exchanges involves a careful evaluation of their security measures, regulatory compliance, and requires approval by our senior management. When establishing new wallets, an operational representative and two additional reviewers are required to be physically present. Wallet passwords are set and securely maintained by one designated reviewer. We employ a robust "3-of-2" multisignature (Multisig) security arrangement to enhance protection, requiring multiple authorized signatures to authorize transactions. Hardware wallets are securely stored in dedicated safes. Software wallets are utilized strictly as transitional platforms, facilitating individual incoming and outgoing transactions without retaining balances, thereby minimizing exposure and enhancing security.

Our Customers

The customer base for our products comprises both enterprises and individual buyers. Generally, we either require prepayment in full or offer alternative payment plans for customers to prepay a certain percentage with the remainder to be settled after the completion of manufacturing but before the delivery of the products. In 2022, substantially all of our mining machine customers were in China. In 2023 and 2024, approximately 70% and 62% of our revenue were generated from our mining machine customers in China, respectively. We expanded our customer base to overseas markets such as North America, Europe and the Southeast Asia. Going forward, we expect our sales revenues from overseas markets as a percentage of the total revenues to increase substantially. See “Item 3. Key Information—D. Risk Factors —Risks Relating to Our Industry—It may be or become illegal to acquire, own, hold, sell or use cryptocurrencies, participate in the blockchain, transfer or utilize similar Bitcoin assets in China or overseas markets where we operate due to adverse changes in the regulatory and policy environment in these jurisdictions.”

In 2022, 2023 and 2024, substantially all of our HTC and HPC solutions are distributed through direct sales. We do not restrict resales of our mining machine products by our customers, so some of our customers in China may resell purchased products to end-users or other buyers located in overseas markets. In 2022, we began to engage distributors to facilitate distribution of our products in certain countries.

Research and Development

Our success depends largely on our ability to continue to develop and launch cutting-edge IC products catering to the evolving market demand. We have assembled a dedicated in-house research and development team led by Mr. Bingbo Li, who is the vice president and chief technology officer of our company and worked as algorithm engineer at several leading IC companies. As of December 31, 2024, our research and development team comprised 27 members, representing approximately 30.7% of our total employees. Core members of our research and development team all have more than ten years of relevant industry experience. In 2022, 2023 and 2024, our research and development expenses were RMB131.9 million, RMB88.6 million and RMB50.1 million (US$7.0 million), respectively. As of December 31, 2024, we had registered 40 software copyrights, four IC layout-design rights and 35 patents, and applied for registration of 40 patents.

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

Packaging and Testing

We collaborate with leading packaging and testing service providers. We provide rolling forecasts and firm orders for our partners to purchase necessary materials. We typically settle with our partners on a monthly basis with credit period of 30 days. We have built our in-house testing capabilities to perform testing on final products.

Assembling

We currently assemble our products in our self-owned factory. We may from time to time outsource some of our assembling to trusted assembly partners.

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

As of December 31, 2024, we have registered 131 trademarks and 79 domain names. As of the same date, we had registered 40 software copyrights, four IC layout-design rights and 35 patents, and applied for registration of 40 patents. Proprietary know-how that is not patentable and proprietary technologies and processes for which patents, IC layout design rights and copyrights are difficult to enforce are also of significant importance to our operations. We rely on trade secret protection and confidentiality agreements to safeguard our interests in this respect. Certain elements in our operations are not covered by patents, IC layout design rights or copyrights. We have taken security measures to protect these elements.

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

Employees

As of December 31, 2024, we had 88 employees, substantially all of whom were in China. The following table sets forth the number of our employees by function as of December 31, 2024:

Function	Number of Employees	Percentage %
Management	4	4.5
Research and development	27	30.7
Sale and marketing	18	20.5
Finance, operations and others	39	44.3
Total	88	100.0

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

Properties

We are headquartered in Hangzhou, Zhejiang province, China. As of December 31, 2024, we occupied six leased properties with an aggregate gross floor area of approximately 2,873 square meters and seven self-constructed properties with an aggregate gross floor area of approximately 127,505 square meters located in Hangzhou, Shanghai, and Shaoxing, China. In May 2022, we entered into a land use agreement and made full payment for the right to use a parcel of land with an area of 49,452 square meters located in Shaoxing, China for 50 years. We mortgaged such land use right and constructed properties to obtain a credit line of up to RMB198 million from a commercial bank.

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

On March 5, 2024, a customer filed a civil action against one of our subsidiaries at the People’s Court of Shangcheng District, Hangzhou City, for a sales contract dispute, claiming the contract should be annulled and demanding a return of payment of RMB2,973,600 with related interests. Given the nature of the case, as of the date of this annual report, the amount liable by us in the event of an unfavorable outcome cannot be reasonably estimated.

Regulation

We are a leading Web 3.0 infrastructure and product solution provider in China. This section sets forth a summary of the applicable laws, rules, regulations, government and industry policies and requirements that have a significant impact on our operations and business. This summary does not purport to be a complete description of all the laws and regulations, which apply to our business and operations. Investors should note that the following summary is based on relevant laws and regulations in force as of the date of this annual report, which may be subject to change.

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

Laws and Regulations Relating to Cryptocurrency Holding

The laws and regulations applicable to Bitcoin and digital assets are evolving and subject to interpretation and change.

Governments around the world have reacted differently to digital assets; certain governments have deemed them illegal, and others have allowed their use and trade without restriction, while in some jurisdictions, such as the U.S., digital assets are subject to overlapping, uncertain and evolving regulatory requirements.

As digital assets have grown in both popularity and market size, the U.S. Executive Branch, Congress and a number of U.S. federal and state agencies, including the Financial Crimes Enforcement Network, the Commodity Futures Trading Commission (“CFTC”), the SEC, the Financial Industry Regulatory Authority, the Consumer Financial Protection Bureau, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS and state financial regulators, have been examining the operations of digital asset networks, digital asset users and digital asset exchanges, with particular focus on the extent to which digital assets can be used to violate state or federal laws, including to facilitate the laundering of proceeds of illegal activities or the funding of criminal or terrorist enterprises, and the safety and soundness and consumer-protective safeguards of exchanges or other service-providers that hold, transfer, trade or exchange digital assets for users. Many of these state and federal agencies have issued consumer advisories regarding the risks posed by digital assets to investors. In addition, federal and state agencies, and other countries have issued rules or guidance regarding the treatment of digital asset transactions and requirements for businesses engaged in activities related to digital assets.

Depending on the regulatory characterization of Bitcoin, the markets for Bitcoin in general, and our activities in particular, our business and our Bitcoin strategy may be subject to regulation by one or more regulators in the United States and globally. Ongoing and future regulatory actions may alter, to a materially adverse extent, the nature of digital assets markets, the participation of industry participants, including service providers and financial institutions in these markets, and our ability to pursue our Bitcoin strategy. Additionally, U.S. state and federal and foreign regulators and legislatures have taken action against industry participants, including digital assets businesses, and enacted restrictive regimes in response to adverse publicity arising from hacks, consumer harm, or criminal activity stemming from digital assets activity. U.S. federal and state energy regulatory authorities are also monitoring the total electricity consumption of cryptocurrency mining, and the potential impacts of cryptocurrency mining to the supply and dispatch functionality of the wholesale grid and retail distribution systems. Many state legislative bodies have passed, or are actively considering, legislation to address the impact of cryptocurrency mining in their respective states.

The CFTC takes the position that some digital assets, including Bitcoin, fall within the definition of a “commodity” under the Commodities Exchange Act of 1936, as amended (the “CEA”). Under the CEA, the CFTC has broad enforcement authority to police market manipulation and fraud in spot digital assets markets in which we may transact. Beyond instances of fraud or manipulation, the CFTC generally does not oversee cash or spot market exchanges or transactions involving digital asset commodities that do not utilize margin, leverage, or financing. In addition, CFTC regulations and CFTC oversight and enforcement authority apply with respect to futures, swaps, other derivative products and certain retail leveraged commodity transactions involving digital asset commodities, including the markets on which these products trade.

The SEC and its staff have taken the position that certain other digital assets fall within the definition of a “security” under the U.S. federal securities laws. Public statements made by senior officials and senior members of the staff at the SEC indicate that the SEC does not consider Bitcoin to be a security under the federal securities laws. However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital assets.

In addition, since transactions in Bitcoin provide a degree of anonymity, they are susceptible to misuse for criminal activities, such as money laundering. This misuse, or the perception of such misuse, could lead to greater regulatory oversight of Bitcoin and Bitcoin platforms, and there is the possibility that law enforcement agencies could close or blacklist Bitcoin platforms or other Bitcoin-related infrastructure with little or no notice and prevent users from accessing or retrieving Bitcoin held via such platforms or infrastructure. For example, the U.S. Treasury Department’s Office of Foreign Assets Control has issued updated advisories regarding the use of virtual currencies, added a number of digital asset exchanges and service providers to the Specially Designated Nationals and Blocked Persons list and engaged in several enforcement actions, including a series of enforcement actions that have either shut down or significantly curtailed the operations of several smaller digital asset exchanges associated with Russian and/or North Korean nationals. Additionally, in January 2025, the Consumer Financial Protection Bureau announced that it is seeking public input on privacy protections and surveillance in digital payments, particularly those offered through large technology platforms.

As noted above, activities involving Bitcoin and other digital assets may fall within the jurisdiction of more than one financial regulator and various courts and such laws and regulations are rapidly evolving and increasing in scope. On January 23, 2025, President Trump issued an executive order titled, Strengthening American Leadership in Digital Financial Technology. While the executive order did not mandate the adoption of any specific regulations, the executive order identifies certain key objectives to guide agencies involved in crypto regulation, including (i) protecting the sovereignty of the United States dollar by promoting the development of United States dollar-backed stablecoins, (ii) providing regulatory clarity and certainty built on technology-neutral regulations for individuals and firms involved in digital assets, including through well-defined jurisdictional regulatory boundaries, and (iii) taking measures to protect Americans from the risks of Central Bank Digital Currencies. To achieve these objectives, the executive order established a working group on digital asset markets within the National Economic Council, comprised of representatives from key federal agencies, with a tight timeline for examining existing regulations and proposing a new regulatory framework. There have also been several bills introduced in Congress that propose to establish additional regulation and oversight of the digital asset markets.

C. Organizational Structure

We are an exempted company incorporated pursuant to the laws of Cayman Islands. We operate and own our assets directly and indirectly through a number of subsidiaries. The following is a list of our principal subsidiaries as of the date of this annual report on Form 20-F, their jurisdictions of incorporation and the ownership interest we hold:

Subsidiaries	Place of Incorporation	Ownership Interest
Nano Tech Cayman Ltd	Cayman Islands	100%
Ipollo Tech Ltd	Cayman Islands	100%
Ipolloverse Cayman Ltd	Cayman Islands	70%
Nano Labs Inc	BVI	100%
Ipollo Tech Inc	BVI	100%
Tsuki Inc	United States	100%
Ipolloverse Tech Inc	BVI	70%
Nano Technology HK Limited	Hong Kong	100%
Nano Labs HK Limited	Hong Kong	100%
Ipollo HK Limited	Hong Kong	100%
Nano bit HK Limited	Hong Kong	100%
IPOLLO PTE. LTD.	Singapore	100%
Ipolloverse HK Limited	Hong Kong	70%
Haowei Technology (Shaoxing) Co., Ltd.	Shaoxing, China	100%
Zhejiang Haowei Technology Co., Ltd.	Hangzhou, China	100%
Zhejiang Metaverse Technology Co., Ltd.	Hangzhou, China	100%
Haoweiverse (Shaoxing) Technology Co., Ltd.	Shaoxing, China	65%
Metaski (Shaoxing) Technology Co., Ltd.	Shaoxing, China	100%
Metaverse (Shaoxing) Technology Co., Ltd.	Shaoxing, China	100%
Shenzhen Matamata Technology Co., Ltd.	Shenzhen, China	100%
Zhejiang Ipollo Technology Co., Ltd.	Hangzhou, China	100%
Metameta (Shaoxing) Technology Co., Ltd.	Shaoxing, China	100%
Hangzhou Meta Technology Co., Ltd.	Hangzhou, China	100%
Zhejiang Nanomicro Technology Co., Ltd.	Hangzhou, China	100%
Zhejiang NanoBlock Technology Co., Ltd.	Hangzhou, China	100%
Zhejiang Weike Technology Co., Ltd.	Hangzhou, China	100%
Shenzhen Matavos Technology Co., Ltd.	Shenzhen, China	100%
Zhejiang Yuanmao Digital Technology Co., Ltd	Hangzhou, China	70%
Zhejiang Ipollo Metacomputing Co., Ltd.	Hangzhou, China	70%

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

A. Operating results

Overview

We are a leading Web 3.0 infrastructure and product solution provider in China. We are committed to the development of HTC chips and HPC chips. We have built a comprehensive FPU architecture which offers solution that integrates the features of both HTC and HPC. In addition, we have established Bitcoin value investment and adopting Bitcoin as primary reserve asset. Our Cuckoo series are one of the first near-memory HTC chips available in the market with a maximum bandwidth of approximately 2.27 Tbps, as well as one of the first movers of ASIC-based Grin mining market.

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

Competitiveness in research and development

Research and development is key to the success of our products and solutions. Our research and development expenses were RMB131.9 million, RMB88.6 million and RMB50.1 million (US$7.0 million) in 2022, 2023 and 2024, respectively. We continue to focus on enhancing our product planning and research and development capabilities to introduce or improve products that can address the evolving customer needs in a timely manner. As existing competitors may introduce new technologies or provide more competitive offerings and more companies may enter the market to compete with us, competition may intensify in the future, and consequently, our competitiveness and market share may be affected. As a result, our ability to continue offering new and enhanced ICs as well as competitive products and technologies will have a significant impact on our results of operations.

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

Liquidity

In 2024, we incurred net loss of RMB119.5 million (US$16.6 million) and recorded net cash used in operating activities of RM139.3 million (US$19.4 million). Historically, we relied primarily on both operational sources of cash and non-operational sources of financing from investors to fund our operations and business development. Our ability to continue as a going concern is dependent on our management’s ability to successfully execute our business plan, which includes increasing revenues while controlling costs and operating expenses as well as generating operational cash flows and continuing to gain support from outside sources of financing. However, there can be no assurance that we will be successful in acquiring additional financing or that any additional financing would be sufficient to continue operations in future years.

Key Components of Results of Operations

Net Revenues

Our net revenues are primarily derived from sales of our HTC and HPC solutions and provision of design and technical services to our customers.

The following table sets forth the breakdown of our net revenues by category, both in absolute amount and as a percentage of total net revenues for each category for the periods indicated:

	Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
Product sales revenue	920,653,911	93.6	71,321,462	91.0	34,096,450	4,743,260	84.0
Service revenue	62,514,987	6.4	7,013,914	9.0	6,499,466	904,160	16.0
Total net revenues	983,168,898	100.0	78,335,376	100.0	40,595,916	5,647,420	100.0

Product sales revenue

Our product sales revenue primarily comprises sales of our HTC solutions in relation to ETC and Grin mining, and HPC solutions for Bitcoin mining and distributed computing and data storage solutions for Filecoin mining. The following table sets forth the breakdown of sales volume and average selling price (per unit) of our products, related accessories and parts and other products for the periods indicated:

	2022			2023			2024
			Average selling			Average selling
	Revenue	Sales Volume	price per unit	Revenue	Sales Volume	price per unit	Revenue		Sales volume	Average selling price per unit
	(RMB)	(Unit)	(RMB)	(RMB)	(Unit)	(RMB)	(RMB)	(US$)	(Unit)	(RMB)	(US$)
Products	872,851,495	49,065	17,790	64,231,522	14,399	4,461	29,768,289	4,141,156	4583	6,495	904
Others(1)	47,802,416	2,069	23,104	7,089,940	6,899	1,028	4,328,161	602,104	10,859	399	55

(1)

Primarily include accessories and parts of our products which generated revenue of RMB47.8 million, RMB6.3 million and RMB3.1 million (US$0.4 million) in 2022, 2023 and 2024, respectively, as well as 3D printing products which generated revenue of nil, RMB0.8 million and RMB1.2 million (US$0.2 million) in the same years, respectively.

The average selling price of our products is primarily affected by the cryptocurrency prices and expected economic returns on cryptocurrency mining activities, and the performance of the products. The cryptocurrency prices and expected economic returns on cryptocurrency mining activities could significantly affect the demand of mining machines and in turn the average selling price of mining machines. See “—Key Factors Affecting Our Results of Operations” for details of factors affecting economic return on cryptocurrency mining activities and the market demands. A significant fluctuation in cryptocurrency prices, and particularly in Grin, ETC and Bitcoin, in a short period of time could significantly reverse the trend of average selling price of our HTC and HPC solutions in certain periods of time. Our HTC solutions were primarily designed for ETC and Grin mining, and HPC solutions are designed for Bitcoin mining.

Service revenue

Service revenue primarily includes revenues from the provision of design and technical services to our customers. Leveraging our strong in-house design and technical capabilities, we from time to time provide design and technical services catering to the specific needs of our customers.

Cost of Revenues

Cost of revenues represent costs and expenses incurred in order to generate revenue. Cost of revenues mainly consist of products costs, including costs of raw material, contract manufacturers for production, testing costs and staff costs for our employees involved in the provision of services. In 2022, 2023 and 2024, we recorded an inventory write-down of RMB184.1 million, RMB60.8 million and RMB10.9 million (US$1.5 million), respectively, accounting for 24.5%, 33.4% and 37.6% of our total cost of revenues for the same years, respectively, due to the downward adjustment on the book value of a portion of our inventory in response to the decrease in the market price of cryptocurrency and expected economic return on cryptocurrency mining.

The following table sets forth the breakdown of our cost of revenues by category, both in absolute amount and as a percentage of the cost of revenues, for the periods indicated:

	Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
Product sales	752,443,614	99.9	179,636,489	98.8	24,131,413	3,356,993	83.2
Service	560,565	0.1	2,148,087	1.2	4,862,188	676,394	16.8
Total	753,004,179	100.0	181,784,576	100.0	28,993,601	4,033,387	100.0

Gross Profit (Loss)

The gross profit (loss) of sales of our products, primarily including HTC and HPC solutions, is primarily affected by cryptocurrency prices, which have a significant effect on the economic returns of mining activities. A decrease in the relevant cryptocurrency price could result in a much lower demand of our HTC and HPC solutions, leading to lower revenues as we may have to adjust the average selling price of our products. A decrease in the relevant cryptocurrency price and expected economic returns of blockchain mining activities could also lead to increase in write-down for the potentially obsolete, slow-moving inventories and lower of cost or market adjustment and write-down for advances to suppliers as a result of stagnant demand and decrease in average selling price for our HTC and HPC solutions. For example, in 2022, 2023 and 2024, we recorded an inventory write-down of RMB184.1 million, RMB60.8 million and RMB10.9 million (US$1.5 million), respectively, accounting for 24.5%, 33.4% and 37.6% of our total cost of revenues for the same years, respectively, due to the downward adjustment on the book value of a portion of our inventory in response to the decrease in the market price of cryptocurrency and expected economic return on cryptocurrency mining.

The gross profit and gross profit margin of our design and technical services are primarily affected by the service fees we charge our customers and the labor cost in relation to the provision of such services.

The following table sets forth our gross profit (loss) and gross profit (loss) margin by category for the periods indicated:

	Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
Product sales revenue	168,210,297	18.3	(108,315,027)	(151.9)	9,965,037	1,386,266	29.2
Service revenue	61,954,422	99.1	4,865,827	69.4	1,637,278	227,767	25.2
Total	230,164,719	23.4	(103,449,200)	(132.1)	11,602,315	1,614,033	28.6

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of the total operating expenses, for the periods indicated:

	For the years ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
Selling and marketing expenses	24,431,649	11.7	15,332,523	9.8	9,136,203	1,270,965	8.3
General and administrative expenses	53,197,248	25.4	53,402,101	33.9	50,832,703	7,071,491	46.2
Research and development expenses	131,851,602	62.9	88,601,470	56.3	50,145,125	6,975,840	45.5
Total operating expenses	209,480,499	100.0	157,336,094	100.0	110,114,031	15,318,296	100.0

Selling and marketing expenses

Selling and marketing expenses primarily include salary expenses and logistics expenses.

General and administrative expenses

General and administrative expenses primarily include (1) professional fees, mainly consist of service fees paid to professional parties, (2) salaries and benefits of our management, finance, operations and other administrative staff, (3) depreciation expenses, (4) property and utility expenses, and (5) rent fee.

Research and development expenses

Research and development expenses primarily include (1) salaries and benefits of our research and development staff, (2) design fee, and (3) raw material used for producing prototypes and procuring tools for IC design.

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

PRC

Our PRC subsidiaries are subject to EIT on the taxable income in accordance with the relevant PRC income tax laws at a rate of 25%. In addition, preferential tax treatments are granted to enterprises qualified as the HNTEs. Our PRC subsidiary Zhejiang Nanomicro Technology Co., Ltd has been accredited as HNTE since December 2021, which makes it eligible for a preferential enterprise tax rate of 15% from December 2021 to December 2027. Our PRC subsidiary Zhejiang Weike Technology Co., Ltd has been accredited as HNTE since December 2023, which makes it eligible for a preferential enterprise tax rate of 15% from December 2023 to December 2026.

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

	Years Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
Net revenues:
Product sales revenue	920,653,911	93.6	71,321,462	91.0	34,096,450	4,743,260	84.0
Service revenue	62,514,987	6.4	7,013,914	9.0	6,499,466	904,160	16.0
Total net revenues	983,168,898	100.0	78,335,376	100.0	40,595,916	5,647,420	100.0
Cost of revenues	753,004,179	76.6	181,784,576	232.1	28,993,601	4,033,387	71.4
Gross profit (loss)	230,164,719	23.4	(103,449,200)	(132.1)	11,602,315	1,614,033	28.6
Operating expenses:
Selling and marketing expenses	24,431,649	2.5	15,332,523	19.5	9,136,203	1,270,965	22.5
General and administrative expenses	53,197,248	5.4	53,402,101	68.2	50,832,703	7,071,491	125.2
Research and development expenses	131,851,602	13.4	88,601,470	113.1	50,145,125	6,975,840	123.5
Total operating expenses	209,480,499	21.3	157,336,094	200.8	110,114,031	15,318,296	271.2
Profit (loss) from operations	20,684,220	2.1	(260,785,294)	(332.9)	(98,511,716)	(13,704,263)	(242.7)
Other expenses (income):
Finance expenses (income)	(4,407,504)	(0.5)	920,055	1.1	1,386,506	192,881	3.4
Interest expense	—	0.0	—	0.0	6,913,314	961,732	17.0
Interest income	(2,005,580)	(0.2)	(489,098)	(0.6)	(504,348)	(70,161)	(1.2)
Change in fair value of cryptocurrencies	—	0.0	—	0.0	15,744,170	2,190,219	38.8
Other expenses (income)	(4,021,582)	(0.4)	(6,846,803)	(8.6)	(2,512,309)	(349,495)	(6.1)
Total other expenses (income)	(10,434,666)	(1.1)	(6,415,846)	(8.2)	21,027,333	2,925,176	51.9
Income (loss) before income tax provision	31,118,886	3.2	(254,369,448)	(324.7)	(119,539,049)	(16,629,439)	(294.5)
Income tax provision	—	0.0	(17,394)	0.0	—	—	0.0
Net income (loss)	31,118,886	3.2	(254,352,054)	(324.7)	(119,539,049)	(16,629,439)	(294.5)

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net revenues. Our net revenues decreased from RMB78.3 million in 2023 to RMB40.6 million (US$5.6 million) in 2024, primarily due to the decrease in the sales of iPollo V Series as well as provision of technical services.

Cost of revenues. Our cost of revenues decreased from RMB181.8 million in 2023 to RMB29.0 million (US$4.0 million) in 2024. This decrease in cost of revenues was due to the decrease in sales volume and less inventory write-down recorded.

Gross profit (loss). As a result of the foregoing, we recorded gross profit of RMB11.6 million (US$1.6 million) in 2024. In 2023, we recorded gross loss of RMB103.4 million.

Operating expenses. Our total operating expenses decreased by 30.0% from RMB157.3 million in 2023 to RMB110.1 million (US$15.3 million) in 2024, primarily due to the decrease in our selling and marketing expenses and research and development expenses.

●	Selling and marketing expenses. Our selling and marketing expenses decreased from RMB15.3 million in 2023 to RMB9.1 million (US$1.3 million) in 2024. Such decrease was primarily due to the decrease in employee salary and logistics expenses.

●	General and administrative expenses. Our general and administrative expenses remained stable at RMB53.4 million and RMB50.8million (US$7.1 million) in 2023 and 2024, respectively.

●	Research and development expenses. Our research and development expenses decreased from RMB88.6 million in 2023 to RMB50.1 million (US$7.0 million) in 2024, primarily due to the decrease in salary expenses, material expenses and equipment cost. We expect to continue our investment in research and development to support our future development, product iteration and competitive strengths.

Profit (loss) from operations. As a result of the foregoing, our loss from operations was RMB98.5 million (US$13.7 million) for 2024, as compared to our loss from operations of RMB260.8 million for 2023.

Finance expenses (income). Our finance expense was RMB1.4 million (US$0.2 million) for 2024, as compared to finance expense of RMB0.9 million for 2023, primarily due to the increase in foreign currency exchange loss.

Interest expense. Interest expense, which primarily consists of interest expense from bank loans, was nil for 2023 and RMB6.9 million (US$1.0 million) for 2024, primarily due to the completion of construction in progress and cease of interest capitalization during 2024.

Interest income. Our interest income, which primarily consists of interest income from bank, was RMB0.5 million for 2023 and RMB0.5 million (US$0.1 million) for 2024.

Other income. We recorded other income of RMB6.8 million and RMB2.5 million (US$0.3 million) for 2023 and 2024, respectively. The decrease in other income was primarily due to the decreases in tax refund amount and government subsidies.

Change in fair value of cryptocurrencies. Change in fair value of cryptocurrencies was RMB15.7 million (US$2.2 million) loss for 2024, compared with nil for the same period of 2023. As of December 31, 2024, we carried US$33.8 million of cryptocurrencies on our balance sheet, consisting of approximately 361 Bitcoins and 9 USDTs. The change in fair value of cryptocurrencies was primarily due to the Bitcoin trading price fluctuations.

Net income (loss). As a result of the foregoing, our net loss was RMB254.4 million and RMB119.5 million (US$16.6 million) for 2023 and 2024, respectively.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net revenues. Our net revenues decreased significantly from RMB983.2 million in 2022 to RMB78.3 million in 2023, primarily due to the decrease in the sales of iPollo V1 Series and B1 Series products as well as provision of design services.

Cost of revenues. Our cost of revenues decreased significantly from RMB753.0 million in 2022 to RMB181.8 million in 2023. This decrease in cost of revenues was due to the decrease in sales volume.

Gross profit (loss). As a result of the foregoing, we recorded gross loss of RMB103.4 million in 2023. In 2022, we recorded gross profit of RMB230.2 million.

Operating expenses. Our total operating expenses decreased by 24.9% from RMB209.5 million in 2022 to RMB157.3 million in 2023, primarily due to the decrease in our selling and marketing expenses and research and development expenses.

●	Selling and marketing expenses. Our selling expenses decreased from RMB24.4 million in 2022 to RMB15.3 million in 2023. Such decrease was primarily due to the decrease in advertising fee and marketing promotion expenses.

●	General and administrative expenses. Our general and administrative expenses remained stable at RMB53.2 million and RMB53.4 million in 2022 and 2023, respectively.

●	Research and development expenses. Our research and development expenses decreased from RMB131.9 million in 2022 to RMB88.6 million in 2023, primarily due to the decrease in equipment cost, salary expenses and share-based compensation expenses. We expect to continue our investment in research and development to support our future development, product iteration and competitive strengths.

Profit (loss) from operations. As a result of the foregoing, our loss from operations was RMB260.8 million for 2023, as compared to our profit from operations of RMB20.7 million for 2022.

Finance expenses (income). Our finance expense was RMB0.9 million for 2023, as compared to finance income RMB4.4 million for 2022, primarily due to the increase in foreign currency exchange loss and interest expense.

Interest income. Our interest income, which primarily consists of interest income from bank, decreased from RMB2.0 million for 2022 to RMB0.5 million for 2023, primarily due to decreased amount of deposits in banks.

Other income. We recorded other income of RMB4.0 million and RMB6.8 million for 2022 and 2023, respectively. The increase in other income was primarily due to the increases in tax refund amount and government subsidies.

Net income (loss). As a result of the foregoing, our net loss was RMB254.4 million for 2023, while we recorded net income RMB31.1 million for 2022.

B. Liquidity and Capital Resources

Liquidity and Capital Resources

Our primary source of liquidity historically has been cash generated from our business operations, equity contributions from our shareholders and borrowings, which have historically been sufficient to meet our working capital and capital expenditure requirements.

As of December 31, 2023 and 2024, our cash and cash equivalents were RMB48.2 million and RMB32.4 million (US$4.5 million), respectively. Our cash and cash equivalents primarily consist of cash in bank and highly liquid investments placed with banks, which are unrestricted to withdrawal and use and have original maturities of less than three months.

In August 2022, we were granted a credit line of up to RMB100 million from a commercial bank with a mortgage of our 50-year right to use a parcel of land with an area of 49,452 square meters located in Shaoxing, China. In 2023, such credit line was increased to RMB148 million. As of December 31, 2024, the credit line was increased to RMB198 million, and we had a balance of borrowing of approximately RMB176.0 million (US$24.5 million) under the credit line.

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

The following table sets forth our selected consolidated cash flow data for the periods indicated:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Net cash used in operating activities	(274,940,789)	(133,473,937)	(139,329,150)	(19,382,498)
Net cash used in investing activities	(33,182,870)	(105,482,822)	(256,765,541)	(35,719,428)
Net cash provided by financing activities	160,996,502	199,520,201	375,982,804	52,304,103
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,132,887	159,828	4,379,036	609,179
Net decrease in cash, cash equivalents and restricted cash	(145,994,270)	(39,276,730)	(15,732,851)	(2,188,644)
Cash, cash equivalents and restricted cash at the beginning of the year	233,853,654	87,859,384	48,582,654	6,758,479
Cash, cash equivalents and restricted cash at the end of the year	87,859,384	48,582,654	32,849,803	4,569,835

Operating Activities

Net cash used in operating activities for 2024 was RMB139.3 million (US$19.4 million), which primarily reflected our net loss of RMB119.5 million (US$16.6 million) as mainly adjusted for (1) fair value adjustment of cryptocurrencies of RMB15.7 million (US$2.2 million), (2) inventory write-down of RMB10.9 million (US$1.5 million), which was primarily due to the downward adjustment on the book value of a portion of our inventories, (3) depreciation and amortization expenses of RMB9.7 million (US$ 1.3 million), (4) amortization of right-of-use assets of RMB2.0 million (US$0.3 million), and (5) changes in working capitals. Adjustment for changes in working capital primarily consisted of (1) prepayments of RMB20.0 million (US$2.8 million), partially offset by (1) inventories of RMB27.9 million (US$3.9 million) and (2) advance from customers of RMB9.0 million (US$1.3 million), (3) other current liabilities of RMB38.7 million (US$5.4 million), and (4) other current assets of RMB3.0 million (US$0.4 million).

Net cash used in operating activities for 2023 was RMB133.5 million, which primarily reflected our net loss of RMB254.3 million as mainly adjusted for (1) inventory write-down of RMB60.8 million, which was primarily due to the downward adjustment on the book value of a portion of our inventories, (2) depreciation and amortization expenses of RMB4.4 million, (3) amortization of right-of-use assets of RMB5.8 million and (4) changes in working capitals. Adjustment for changes in working capital primarily consisted of (1) inventories of RMB28.8 million and (2) prepayments of RMB47.2 million, partially offset by (1) advance from customers of RMB16.7 million, (2) other current liabilities of RMB5.5 million, and (3) operating lease liabilities, current of RMB4.3 million.

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

Investing Activities

Net cash used in investing activities for 2024 was RMB256.8 million (US$35.7 million), mainly due to (1) the purchases of cryptocurrencies of RMB220.4 million (US$30.7 million), and (2) the purchases of property, plant and equipment of RMB36.4 million (US$5.1 million), which was primarily for the construction of plant for the expansion and optimization of our supply chain.

Net cash used in investing activities for 2023 was RMB105.5 million, mainly due to the purchases of property, plant and equipment of RMB105.5 million, which was primarily for the construction in process for the expansion and optimization of our supply chain.

Net cash used in investing activities for 2022 was RMB33.2 million, mainly attributable to (1) purchase of intangible assets of RMB49.3 million, which was primarily for a land use right and (2) purchase of property, plant and equipment of RMB17.5 million, which was primarily for the construction in progress, partially offset by proceeds from sales of short-term investments of RMB33.6 million.

Financing Activities

Net cash generated from financing activities for 2024 was RMB376.0 million (US$52.3 million), mainly attributable to the proceeds from issuance of ordinary shares and warrants of RMB315.6 million (US$43.9 million), proceeds from bank loans of RMB220.0 million (US$30.6 million), partially offset by repayments of bank loans of RMB169.7 million (US$23.6 million).

Net cash generated from financing activities for 2023 was RMB199.5 million, mainly attributable to proceeds from bank loans of RMB128.2 million and the proceeds from issuance of ordinary shares of RMB72.8 million, partially offset by repayments of bank loans of RMB1.5 million.

Net cash generated from financing activities for 2022 was RMB161.0 million, mainly attributable to (1) proceeds from issuance of ordinary shares of RMB144.0 million and (2) proceeds from long-term debts of RMB17.1 million, partially offset by repayments of long-term debts of RMB0.1 million.

Capital Expenditures

We made capital expenditures of RMB66.8 million, RMB105.5 million and RMB36.4 million (US$5.1 million) in 2022, 2023 and 2024, respectively. In these periods, our capital expenditures were mainly used for procurement of computers and electronic equipment for research and development, construction in process and purchase of land use right for the expansion and optimization of our supply chain.

We plan to fund our future capital expenditures with our existing cash balance and proceeds from the securities offering. We will continue to make capital expenditures to meet the expected growth of our business, including for procurement of photomask, mold and various intellectual properties.

Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2024, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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

Contractual Obligations and Commitments

The following table sets forth our contractual obligations as of December 31, 2024:

	Payments due by period
	Total	Less than one year	One to three years	Three to five years	More than five years
	(RMB)
Long-term debts obligations	176,033,636	5,350,000	15,320,000	21,480,000	133,883,636
Short-term debts obligations	18,000,000	18,000,000	-	-	-
Operating lease obligations	5,325,600	2,162,055	2,561,457	602,088	-
Total	199,359,236	25,512,055	17,881,457	22,082,088	133,883,636

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

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2024 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

We prepare our financial statements in conformity with the U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. We have determined that we have no critical accounting policies and estimates during the year ended December 31, 2024.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and senior management as of the date of this annual report:

Name	Age	Position/Title
Jianping Kong	40	Chairman of the Board and Chief Executive Officer
Qifeng Sun	44	Vice Chairman of the Board
Nan Hu	43	Director and Chief Executive Officer of Zhejiang Haowei
Jiaming Zhu	74	Independent Director
Li Zhang	39	Independent Director
Lizhen Xie	45	Independent Director
Bing Chen	57	Chief Financial Officer and Senior Vice President
Bingbo Li	42	Vice President and Chief Technology Officer of Zhejiang Haowei

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

B. Compensation

Compensation of Directors and Executive Officers

In 2024, the aggregate cash compensation to directors and executive officers was approximately RMB3.9 million (US$0.5 million). This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors, except that our subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

Share Incentive Plan

Historically, Zhejiang Haowei has issued 1,456,411 restricted shares to certain employees of ours, which were replaced with 11,253,356 restricted shares (before the reverse stock splits effective on January 31, 2024 and November 3, 2024) of our company held by Nanometa Ltd., the nominee of our equity incentive trust designated to such employees. As of the date of this annual report, 562,668 restricted shares and options have been granted and 25,665 restricted shares have been forfeited due to the termination of employees.

The following table sets forth information on restricted shares that we have awarded and are outstanding as of the date of this annual report.

Directors and Executive Officers	Number of Restricted Shares Awarded	Grant Date
Nan Hu	88,471	2020/1/31
Nan Hu	8,955	2020/12/10
Bingbo Li	*	2020/1/31
Bingbo Li	*	2020/12/10
Total	172,386

*	Less than 1% of our total outstanding shares on an as-converted basis.

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

2022 Share Incentive Plan

In June 2022, our shareholders and board of directors adopted our 2022 share incentive plan, or the 2022 Plan, which has become effective upon the completion of our initial public offering, to motivate, attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2022 Plan, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under such plan is 10,379,000, which constitutes 10% of the total issued and outstanding shares of our company on a fully-diluted basis as of the date of adoption. As of the date of this annual report, we have granted 86,162 shares under the 2022 Plan (after the 2-to-1 share consolidation effective from January 31, 2024 but prior to the 10-to-1 share consolidation effective from November 3, 2024). As of the same date, we have not granted any shares under the 2022 Plan after the 10-to-1 share consolidation.

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

D. Employees

As of December 31, 2024, we had 88 employees, substantially all of whom were in China. The following table sets forth the number of our employees by function as of December 31, 2024:

Function	Number of Employees	Percentage %
Management	4	4.5
Research and development	27	30.7
Sale and marketing	18	20.5
Finance, operations and others	39	44.3
Total	88	100.0

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

The percentage of beneficial ownership in the table below is calculated based on 14,285,610 Class A ordinary shares and 2,858,909 Class B ordinary shares issued and outstanding as of the date of this annual report. To our knowledge, except as indicated in the footnotes to the following table, the persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

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

	Ordinary shares beneficially owned***
	Class A ordinary shares	Class B ordinary shares	Percentage of beneficial ownership (of total Class A and Class B ordinary shares)	Percentage of total voting power†
Directors and Executive Officers**
Jianping Kong (1)	2,738,653	1,699,892	25.9	53.7
Qifeng Sun (2)	1,190,477	1,159,017	13.7	35.9
Nan Hu (3)	448,726	—	2.6	0.4
Jiaming Zhu	—	—	—	—
Li Zhang (4)	208,550	—	1.2	0.2
Lizhen Xie	—	—	—	—
Bing Chen (5)	100,000	—	0.6	0.1
Bingbo Li	*	—	*	*
Directors and executive officers as a group	4,736,115	2,858,909	44.3	90.5
Principal Shareholders:
Jianping Kong (1)	2,738,653	1,699,892	25.9	53.7
Qifeng Sun (2)	1,190,477	1,159,017	13.7	35.9
FENBUSHI Inc (6)	1,578,948	—	9.2	1.6
Golden Forest Management Limited (7)	1,547,988	—	9.0	1.5
Longling Capital Ltd (8)	1,547,988	—	9.0	1.5
Nanoeco Ltd (9)	518,950	—	3.0	0.5
Nan Hu (3)	448,726	—	2.6	0.4
Nanometa Ltd (10)	397,004	—	2.3	0.4

*	Represents less than 1% of our total outstanding shares on an as converted basis.

**	Except as indicated otherwise below, the business address of our directors and executive officers is China Yuangu Hanggang Technology Building, 509 Qianjiang Road, Shangcheng District, Hangzhou, Zhejiang, People’s Republic of China.

***	Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.

†	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to 30 votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Represents 1,699,892 Class B and 670,499 Class A ordinary shares held of record by JIANPING KONG LTD, a company incorporated in the British Virgin Islands, which is wholly owned by NlabsDAO Trust, a trust established under the laws of the British Virgin Islands and managed by Tricor Equity Trustee Limited. Representing 1,888,342 Class A Ordinary Shares directly held by NLABS FUND PTE LTD., a private company limited by shares incorporated in Singapore and wholly owned by Mr. Jianping Kong. Representing 179,812 Class A Ordinary Shares directly held by Wlyl Ltd, a company incorporated in the British Virgin Islands, which is wholly owned by Lunyu Trust, a trust established under the laws of Singapore and managed by Teeroy Limited.

(2)	Represents 1,159,017 Class B and 1,190,477 Class A ordinary shares held of record by Star Spectrum Capital Ltd, a company incorporated in the British Virgin Islands, which is wholly owned by Forestman Trust, a trust established under the laws of the British Virgin Islands and managed by Tricor Equity Trustee Limited, in which Mr. Qifeng Sun is a settlor and investment manager.

(3)	Represents 386,339 Class A ordinary shares held of record by Tong Qi Holding Ltd, a British Virgin Islands company owned by a trust designated to Nan Hu, and 62,387 Class A restricted shares held by Nanometa Ltd., the nominee of our equity incentive trust designated to certain employees of ours, which were granted to Nan Hu and have become vested as of the date of this annual report. The registered address of Tong Qi Holding Ltd is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(4)	Represents 208,550 Class A ordinary shares held of record by Luckylily Ltd, a British Virgin Islands company owned by Li Zhang. The registered address of Luckylily Ltd is Intershore Chambers, Road Town, Tortola, British Virgin Island.

(5)	Represents 100,000 Class A ordinary shares held of record by Dualities Link C Ltd., a British Virgin Islands company owned by Bing Chen. The registered address of Dualities Link C Ltd. is Sertus Incorporations (BVI) Limited of Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(6)

Represent 1,578,948 Class A ordinary shares held of record by FENBUSHI Inc. Bo Shen is the sole shareholder of FENBUSHI Inc. The registered address of FENBUSHI Inc is 1835 Savoy Dr. Suite 202, Atlanta, GA, United States.

(7)

Represent 1,547,988 Class A ordinary shares held of record by Golden Forest Management Limited, a wholly-owned subsidiary of Profit Cheer Investment Limited. Guojun Shen is the sole shareholder of Profit Cheer Investment Limited. The registered address of Golden Forest Management Limited is the Grand Pavilion Commercial Centre, Oleander Way, 802 West Bay Road, P.O. Box 32052, Grand Cayman, KY1-1208, Cayman Islands.

(8)

Represent 1,547,988 Class A ordinary shares held of record by Longling Capital Ltd. Wensheng Cai is the sole shareholder of Longling Capital Ltd. The registered address of Longling Capital Ltd is Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands.

(9)

Represents 518,950 Class A ordinary shares held of record by Nanoeco Ltd, a British Virgin Islands company and the nominee of our equity incentive trust designated to certain employees of ours. The registered address of Nanoeco Ltd. is Intershore Chambers, Road Town, Tortola, British Virgin Islands.

(10)	Represents 397,004 Class A ordinary shares held of record by Nanometa Ltd, a British Virgin Islands company and the nominee of our equity incentive trust designated to certain employees of ours. The registered address of Nanometa Ltd. is Intershore Chambers, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of the date of this annual report, 1,578,948 of our Class A ordinary shares are held by one record holder in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. As of the date of this annual report, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

In 2022, 2023 and 2024, we entered into certain transactions with the following related parties:

Name of Entity or Individual	Relationship with Us
Jianping Kong	Principal shareholder, chairman of the board and chief executive officer
Qifeng Sun	Principal shareholder and vice chairman

During the year ended December 31, 2023 and 2024, Jianping Kong and Qifeng Sun provided guarantee for our debts and provided interest-free loans to us which were subsequently converted into Class A ordinary shares. See Notes 11 and 12 to our annual audited consolidated financial statements in this annual report for details.

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

On April 11, 2024, we entered into a securities purchase agreement with certain institutional investors to purchase 4,347,825 Class A ordinary shares in a registered direct offering. In a concurrent private placement, we also agreed to issue and sell to the investor warrants to purchase up to 6,521,737 Class A ordinary shares. The combined effective offering price for each share and accompanying warrant was $1.15. The warrants were immediately exercisable, expire five years from the date of an effective registration statement. The gross proceeds to us from the registered direct offering and concurrent private placement are estimated to be approximately $5.0 million before deducting the placement agent’s fees and other estimated offering expenses payable by us.

On August 26, 2024 and September 6, 2024, we entered into agreements with Mr. Jianping Kong, our chairman and chief executive officer, and Mr. Qifeng Sun, our vice chairman, along with their respective affiliates (the “Lenders”) for interest-free loans to fund our research and development initiatives directed towards the advancement of ASIC chips, smart-NICs, and vision computing chips. On September 20, 2024, we entered into agreements with the Lenders to convert such loans into certain amount of Class A ordinary shares in lieu of repayment. On the same date, we issued 27,914,614 Class A ordinary shares to the Lenders at a per share price of US$0.3045, being the average closing price over the previous 10 trading days as of September 19, 2024.

On December 11, 2024, we closed a private placement of 5,611,459 Class A ordinary shares at a purchase price of US$6.46 per share, for aggregate gross proceeds of approximately US$36.3 million. The aggregate purchase price was satisfied in US$31.2 million cash, US$1.0 million Bitcoin and US$4.1 million USDT.

On February 21, 2025, we entered into share subscription agreements with certain investors to sell 913,714 Class A ordinary shares. The purchase price per Class A ordinary shares was US$6.46, and the aggregate purchase price was approximately US$5.9 million, which was satisfied in US$3.9 million Bitcoin (BTC) and US$2.0 million USDT.

Except for JIANPING KONG LTD, Star Spectrum Capital Ltd, Luckylily Ltd, Topqick Ltd, Toqiteck Ltd and Dualities Link C Ltd., which are companies controlled by our directors and executive officers and/or principal shareholders, none of the other entities to which we have issued ordinary shares is affiliated with us.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — C. Board of Directors — Employment Agreements” and “ —I ndemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plan.”

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

As of the date of this annual report, our authorized share capital is US$4,200,000 divided into 2,100,000,000 shares with a par value of US$0.002 each, comprising 1,097,141,091 Class A ordinary shares, 2,858,909 Class B ordinary shares, and 1,000,000,000 shares of a par value of US$0.002 each of such class or classes (however designated) as our board of directors may determine in accordance with our memorandum and articles of association, as amended.

Differences in Corporate Law

The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States. For details, please see “Description of Share Capital — Differences in Corporate Law” in the registration statement on Form F-1(File Number 333-265539).

B. Memorandum and Articles of Association

We adopted the fifth amended and restated memorandum and articles of association, which had become effective on March 7, 2025.

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

Holders of our Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. The Class A ordinary shares and Class B ordinary shares carry equal rights and rank pari passu with one another, including the rights to dividends and other capital distributions. On a show of hands, every shareholder present at the general meeting shall each have one vote, and on a poll, each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at our general meetings, and each Class B ordinary share shall entitle the holder thereof to thirty (30) votes on all matters subject to vote at our general meetings. Our ordinary shares are issued in registered form and are issued when registered in our register of members.

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

Voting rights

Holders of our Class A ordinary shares and our Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by our shareholders at any general meeting of our company. On a show of hands, every shareholder present at the general meeting shall each have one vote, and on a poll, each Class A ordinary share shall be entitled to one vote, and each Class B ordinary share shall be entitled to 30 votes, on all matters subject to a vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded (before or on the declaration of the result of the show of hands).

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

This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules, including:

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	a dealer in securities or currencies;

●	a regulated investment company;

●	traders in securities or other persons that elect mark-to-market treatment;

●	partnerships or other pass-through entities and their partners or investors;

●	tax-exempt organizations (including private foundations);

●	investors that own (directly, indirectly, or constructively) 10% or more of our stock by vote or value;

●	investors that hold their Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction;

●	investors that have a functional currency other than the U.S. dollar;

●	certain former U.S. citizens or long-term residents;

●	investors that hold their Class A ordinary shares through a permanent establishment or fixed base outside the United States;

●	investors who own stock in an individual retirement or other tax-deferred account;

●	a person who acquired Class A ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	a person subject to special tax accounting rules as a result of any item of gross income being taken into account in an “applicable financial statement” (as defined in the Code) with respect to ordinary shares;

●	investors required to accelerate the recognition of any item of gross income with respect to our Class A ordinary shares as a result of such income being recognized on an applicable financial statement;

●	a person whose “functional currency” is not the United States dollar.

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

Based upon our current income and assets and the actual and projected value of our Class A ordinary shares, we do not believe we were a PFIC for the taxable year ended December 31, 2024.

While we reasonably do not expect to become a PFIC in the current or future taxable years, the determination of whether we will be or become a PFIC will depend upon (i) the composition and characterization of our income (which may differ from our historical results and current projections) and (ii) the composition and characterization of our assets and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our Class A ordinary shares from time-to-time and which has been and may continue to be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Our market capitalization has fluctuated significantly during the taxable year ended December 31, 2024. Among other matters, if our market capitalization does not increase or continues to decline, we may be or become classified as a PFIC for the current or future taxable years. It is also possible that the IRS, may challenge our classification of assets or income or the valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future taxable years.

The determination of whether we would be or become a PFIC may also depend, in part, on how, and how quickly, we used our liquid assets. Under circumstances where we retain significant amounts of liquid assets, including cash, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year ending December 31, 2024. or any future taxable year. If we were classified as a PFIC for any year during which a U.S. Holder held our Class A ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Class A ordinary shares.

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

J. Annual Report to Security Holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration of Credit Risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents. As of December 31, 2023 and 2024, our cash and cash equivalents amounted to RMB48.2 million and RMB32.4 million (US$4.5 million), respectively. We place our cash and cash equivalents primarily with financial institutions with high credit ratings and quality in China. Historically, deposit in Chinese banks are secure due to the state policy on protecting depositors’ interests. In the event of bankruptcy of one of these financial institutions, we may not be able to claim its cash and demand deposits back in full. We continue to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.

Concentration of Suppliers

In 2022, purchases from top two suppliers represented 32.0% and 23.0% of the total purchase amount made by us. In 2023, purchases from top two suppliers represented 38.0% and 14.0% of the total purchase amount made by us. In 2024, purchases from top one supplier represented 29% of the total purchase amount made by us.

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

Currency Risk

Our operations are primarily in China. Our reporting currency is denominated in RMB. We are exposed to currency risk primarily through sales and purchases which give rise to receivables, payables and cash balances that are denominated in a currency other than the functional currency of the operations to which the transactions relate. Thus, our revenues and results of operations may be impacted by exchange rate fluctuations between RMB and U.S. dollars. We incurred and recognized foreign currency translation gain of RMB4.9 million, foreign currency translation gain of RMB0.8 million and foreign currency translation loss of RMB0.8 million (US$0.1 million) in 2022, 2023 and 2024, respectively, as a result of changes in the exchange rate.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2023 and 2024 were increase of 0.3% and increase of 0.1%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China or Hong Kong experiences higher rates of inflation in the future.

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

For the period from July 11, 2022, the date that the F-1 registration statement for our initial public offering was declared effective by the SEC, to the date of this annual report, we have spent a total of approximately US$48.8 million with the following allocation: about US$20.6 million for research and development of new products; roughly US$15.1 million for optimizing our supply chain; approximately US$6.9 million for establishing our brand and global sales network; and around US$6.1 million for supporting our working capital and daily operations.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to the outstanding material weakness described below under “Internal Control over Financial Reporting,” as of December 31, 2024, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our management, which includes our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. The assessment was based on criteria established in the framework Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was not effective as of December 31, 2024.

Internal Control over Financial Reporting

In the course of auditing our consolidated financial statements as of December 31, 2024, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2024. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

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

	2022	2023	2024
	(RMB in thousands)
Audit fees (1)	3,231.9	2,576.6	2,272.9
Audit-related fees (2)	807.1	308.5	421.8
Total	4,039.0	2,885.1	2,694.7

(1)	Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by our independent registered public accounting firm in connection with regulatory filings. The above amounts include interim procedures and audit fees.

(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “audit fees.”

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

There were no cybersecurity incidents during the year ended December 31, 2024, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3. Key Information—D. Risk Factors” for more information on how material cybersecurity attacks may impact our business.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1*	Fifth Amended and Restated Articles of Association of the Registrant, as currently in effect
2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-265539), as amended, initially filed with the Securities and Exchange Commission on June 10, 2022)
2.2*	Description of Securities
4.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-265539), as amended, initially filed with the Securities and Exchange Commission on June 10, 2022)
4.2	Form of Employment Agreement between the Registrant and each of its executive officers (incorporated by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-265539), as amended, initially filed with the Securities and Exchange Commission on June 10, 2022)
4.3	2022 Share Incentive Plan (incorporated by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-265539), as amended, initially filed with the Securities and Exchange Commission on June 10, 2022)
8.1*	Significant Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-265539), as amended, initially filed with the Securities and Exchange Commission on June 10, 2022)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to the annual report on Form 20-F (File No. 001-41426) filed with the Securities and Exchange Commission on April 18, 2023)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Zhong Lun Law Firm
15.2*	Consent of MaloneBailey, LLP
15.3	Consent of Frost & Sullivan (incorporated by reference to Exhibit 99.3 to the registration statement on Form F-1 (File No. 333-265539), as amended, initially filed with the Securities and Exchange Commission on June 10, 2022)
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-41426) filed with the Securities and Exchange Commission on April 8, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

NANO LABS LTD

Date: April 11, 2025	By:	/s/ Jianping Kong
	Name:	Jianping Kong
	Title:	Chairman and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Nano Labs Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nano Labs Ltd and its subsidiaries (collectively, the “Company”) as of December 31, 2023 and 2024, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Houston, Texas

April 11, 2025

NANO LABS LTD

CONSOLIDATED BALANCE SHEETS

(all amounts in RMB and US$, except number of shares or as otherwise noted)

	As of December 31,
	2023	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	48,164,664	32,431,081	4,511,585
Restricted cash	417,990	418,722	58,250
Accounts receivable, net	1,739,065	572,803	79,683
Inventories, net	12,874,986	29,866,418	4,154,807
Prepayments	24,386,010	4,606,066	640,764
Other current assets	37,908,092	55,858,433	7,770,635
Cryptocurrencies	—	242,889,085	33,789,033
Total current assets	125,490,807	366,642,608	51,004,757
Non-current assets:
Property, plant and equipment, net	169,653,582	197,341,915	27,452,829
Intangible asset, net	47,731,288	46,745,444	6,502,900
Operating lease right-of-use assets	7,424,554	5,203,525	723,878
Total non-current assets	224,809,424	249,290,884	34,679,607
TOTAL ASSETS	350,300,231	615,933,492	85,684,364
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Short-term debts	20,000,000	18,000,000	2,504,034
Current portion of long-term debts	3,410,000	5,350,000	744,255
Accounts payable	16,875,586	18,101,451	2,518,147
Advance from customers	107,826,617	98,895,905	13,757,708
Operating lease liabilities, current	3,479,752	1,914,109	266,277
Other current liabilities	90,978,171	67,163,217	9,343,278
Total current liabilities	242,570,126	209,424,682	29,133,699
Non-current liabilities:
Long-term debts	120,260,783	170,683,636	23,744,315
Operating lease liabilities, non-current	3,730,672	2,917,350	405,841
Total liabilities	366,561,581	383,025,668	53,283,855
Shareholders’ equity (deficit):
Class A ordinary shares ($0.002 par value; 12,141,093 and 14,141,093 shares authorized as of December 31, 2023 and 2024, respectively; 4,192,730 and 13,273,596 shares issued as of December 31, 2023 and 2024, respectively; 3,724,236 and 12,815,143 shares outstanding as of December 31, 2023 and 2024, respectively)*	50,106	176,842	24,601
Class B ordinary shares ($0.002 par value; 2,858,909 shares authorized; 2,858,909 shares issued and outstanding as of December 31, 2023 and 2024)*	36,894	36,894	5,132
Additional paid-in capital	428,310,028	780,499,664	108,577,662
Accumulated deficit	(452,031,693)	(565,218,741)	(78,629,283)
Statutory reserves	6,647,109	6,647,109	924,699
Accumulated other comprehensive income	2,254,558	8,647,353	1,202,959
Total Nano Labs Ltd shareholders’ equity (deficit)	(14,732,998)	230,789,121	32,105,770
Noncontrolling interests	(1,528,352)	2,118,703	294,739
Total shareholders’ equity (deficit)	(16,261,350)	232,907,824	32,400,509
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	350,300,231	615,933,492	85,684,364

*	After giving effect of the reverse stock splits, see Note 12.

The accompanying notes are an integral part of these consolidated financial statements

NANO LABS LTD

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

(all amounts in RMB and US$, except number of shares or as otherwise noted)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Net revenues	983,168,898	78,335,376	40,595,916	5,647,420
Cost of revenues	753,004,179	181,784,576	28,993,601	4,033,387
Gross profit (loss)	230,164,719	(103,449,200)	11,602,315	1,614,033
Operating expenses:
Selling and marketing expenses	24,431,649	15,332,523	9,136,203	1,270,965
General and administrative expenses	53,197,248	53,402,101	50,832,703	7,071,491
Research and development expenses	131,851,602	88,601,470	50,145,125	6,975,840
Total operating expenses	209,480,499	157,336,094	110,114,031	15,318,296
Profit (loss) from operations	20,684,220	(260,785,294)	(98,511,716)	(13,704,263)
Other expenses (income):
Finance expenses (income)	(4,407,504)	920,055	1,386,506	192,881
Interest expense	—	—	6,913,314	961,732
Interest income	(2,005,580)	(489,098)	(504,348)	(70,161)
Change in fair value of cryptocurrencies	—	—	15,744,170	2,190,219
Other income	(4,021,582)	(6,846,803)	(2,512,309)	(349,495)
Total other expenses (income)	(10,434,666)	(6,415,846)	21,027,333	2,925,176

Income (loss) before income tax provision	31,118,886	(254,369,448)	(119,539,049)	(16,629,439)
Income tax provision	—	(17,394)	—	—
Net income (loss)	31,118,886	(254,352,054)	(119,539,049)	(16,629,439)
Less: net loss attributable to noncontrolling interests	—	(1,528,282)	(6,352,001)	(883,646)
Net income (loss) attributable to Nano Labs Ltd	31,118,886	(252,823,772)	(113,187,048)	(15,745,793)
Comprehensive income (loss):
Net income (loss)	31,118,886	(254,352,054)	(119,539,049)	(16,629,439)
Other comprehensive income (loss):
Foreign currency translation adjustment	4,566,656	155,159	6,392,294	889,251
Total comprehensive income (loss)	35,685,542	(254,196,895)	(113,146,755)	(15,740,188)
Comprehensive loss attributable to noncontrolling interests	—	(1,528,352)	(6,352,502)	(883,716)
Comprehensive income (loss) attributable to Nano Labs Ltd	35,685,542	(252,668,543)	(106,794,253)	(14,856,472)
Net income (loss) per ordinary share attributable to Nano Labs Ltd
–Basic*	5.84	(42.94)	(14.06)	(1.96)
–Diluted*	5.84	(42.94)	(14.06)	(1.96)
Weighted average number of shares used in per share calculation:
– Basic*	5,324,450	5,888,507	8,049,592	8,049,592
– Diluted*	5,330,761	5,888,507	8,049,592	8,049,592

*	After giving effect of the reverse stock splits, see Note 12.

The accompanying notes are an integral part of these consolidated financial statements

NANO LABS LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT )

(all amounts in RMB and US$, except number of shares or as otherwise noted)

	Ordinary Shares*		Class A Ordinary Shares*		Class B Ordinary Shares*		Additional			Accumulated Other		Total Shareholders’
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Statutory Reserves	Accumulated Deficit	Comprehensive Income (Loss)	Noncontrolling Interest	Equity (Deficit)
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance, January 1, 2022	5,189,500	66,970	—	—	—	—	201,418,380	—	(223,679,698)	(2,467,327)	—	(24,661,675)
Re-designation of ordinary shares to Class A and Class B ordinary shares immediately prior the completion of initial public offering	(5,189,500)	(66,970)	2,330,591	30,076	2,858,909	36,894	—	—	—	—	—	—
Share issuance initial public offering, net of issuance cost	—	—	177,000	2,388	—	—	111,937,012	—	—	—	—	111,939,400
Share issuance following initial public offering, net of issuance cost	—	—	208,334	2,961	—	—	32,100,825	—	—	—	—	32,103,786
Net income	—	—	—	—	—	—	—	—	31,118,886	—	—	31,118,886
Share-based compensation	—	—	—	—	—	—	9,347,347	—	—	—	—	9,347,347
Transfer to reserve	—	—	—	—	—	—	—	6,647,109	(6,647,109)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	4,566,656	—	4,566,656
Balance, December 31, 2022	—	—	2,715,925	35,425	2,858,909	36,894	354,803,564	6,647,109	(199,207,921)	2,099,329	—	164,414,400
Issuance of ordinary shares	—	—	957,855	13,947	—	—	72,788,053	—	—	—	—	72,802,000
Issuance of ordinary shares upon the exercise of stock options	—	—	50,456	734	—	—	—	—	—	—	—	734
Share-based compensation	—	—	—	—	—	—	718,411	—	—	—	—	718,411
Net loss	—	—	—	—	—	—	—	—	(252,823,772)	—	(1,528,282)	(254,352,054)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	155,229	(70)	155,159
Balance, December 31, 2023	—	—	3,724,236	50,106	2,858,909	36,894	428,310,028	6,647,109	(452,031,693)	2,254,558	(1,528,352)	(16,261,350)

Issuance of ordinary shares and warrants in cash, net of issuance costs	—	—	8,275,580	115,039	—	—	314,411,744	—	—	—	—	314,526,783
Issuance of ordinary shares in cash upon the exercise of warrants	—	—	23,550	338	—	—	1,093,151	—	—	—	—	1,093,489
Issuance of ordinary shares in cash upon the exercise of stock options	—	—	10,041	122	—	—	—	—	—	—	—	122
Issuance of ordinary shares in exchange for cryptocurrencies, net of issuance costs	—	—	781,736	11,237	—	—	36,283,221	—	—	—	—	36,294,458
Cash contribution from a noncontrolling shareholder	—	—	—	—	—	—	—	—	—	—	9,999,557	9,999,557
Share-based compensation	—	—	—	—	—	—	401,520	—	—	—	—	401,520
Net loss	—	—	—	—	—	—	—	—	(113,187,048)	—	(6,352,001)	(119,539,049)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	6,392,795	(501)	6,392,294
Balance, December 31, 2024	—	—	12,815,143	176,842	2,858,909	36,894	780,499,664	6,647,109	(565,218,741)	8,647,353	2,118,703	232,907,824
Balance, December 31, 2024, in US$	—	—	12,815,143	24,601	2,858,909	5,132	108,577,662	924,699	(78,629,283)	1,202,959	294,739	32,400,509

*	After giving effect of the reverse stock splits, see Note 12.

The accompanying notes are an integral part of these consolidated financial statements

NANO LABS LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(all amounts in RMB and US$, except number of shares or as otherwise noted)

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	31,118,886	(254,352,054)	(119,539,049)	(16,629,439)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization of right-of-use assets	5,505,422	5,752,591	1,975,693	274,845
Depreciation and amortization expenses	3,928,131	4,422,560	9,655,404	1,343,192
Gain on disposal of property, plant and equipment	—	—	(7,007)	(975)
Loss (gain) on lease termination	—	113,588	(102,732)	(14,291)
Share-based compensation	9,347,347	718,411	401,520	55,857
Inventory write-down	184,073,191	60,767,978	10,914,374	1,518,331
Change in fair value of cryptocurrencies	—	—	15,744,170	2,190,219
Changes in assets and liabilities:
Accounts receivable, net	—	(1,732,378)	1,175,678	163,552
Inventories, net	(71,446,484)	28,782,243	(27,884,590)	(3,879,109)
Prepayments	304,300,103	47,159,593	20,010,799	2,783,763
Other current assets	51,740,635	511,358	(3,005,135)	(418,053)
Accounts payable	10,591,202	898,564	1,079,515	150,175
Advance from customers	(794,302,470)	(16,662,392)	(9,022,758)	(1,255,183)
Operating lease liabilities, current	(5,330,448)	(4,349,974)	(2,031,618)	(282,625)
Other current liabilities	(4,466,304)	(5,504,025)	(38,693,414)	(5,382,757)
Net cash used in operating activities	(274,940,789)	(133,473,937)	(139,329,150)	(19,382,498)

Cash flows from investing activities:
Purchases of property, plant and equipment	(17,531,162)	(105,482,822)	(36,367,661)	(5,059,215)
Proceeds from disposal of property, plant and equipment	—	—	16,955	2,359
Proceeds from sales of short-term investments	33,640,500	—	—	—
Purchases of intangible assets	(49,292,208)	—	—	—
Purchase of cryptocurrencies	—	—	(220,414,835)	(30,662,572)
Net cash used in investing activities	(33,182,870)	(105,482,822)	(256,765,541)	(35,719,428)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares and warrants	144,043,186	72,802,734	315,620,394	43,906,905
Cash contribution from a noncontrolling shareholder	—	—	9,999,557	1,391,069
Proceeds from bank loans	17,093,316	128,247,467	220,030,488	30,609,105
Repayments of bank loans	(140,000)	(1,530,000)	(169,667,635)	(23,602,976)
Net cash provided by financing activities	160,996,502	199,520,201	375,982,804	52,304,103
Effects of exchange rate changes on cash, cash equivalents and restricted cash	1,132,887	159,828	4,379,036	609,179
Net decrease in cash, cash equivalents and restricted cash	(145,994,270)	(39,276,730)	(15,732,851)	(2,188,644)
Cash, cash equivalents and restricted cash at beginning of the year	233,853,654	87,859,384	48,582,654	6,758,479
Cash, cash equivalents and restricted cash at end of the year	87,859,384	48,582,654	32,849,803	4,569,835

Supplemental cash flow disclosures:
Interest paid	180,619	3,773,028	9,281,086	1,291,120
Income taxes paid	89,169	—	—	—

Non-cash investing and financing activities:
Operating lease right-of-use asset obtained in exchange for operating lease liability	4,557,092	5,015,808	1,770,209	246,259
Liabilities assumed in connection with purchase of property, plant and equipment	—	46,180,063	—	—
Cryptocurrencies acquired through issuance of ordinary shares	—	—	36,294,458	5,049,031

The accompanying notes are an integral part of these consolidated financial statements

NANO LABS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in RMB, except share or as otherwise noted)

1.	Organization and nature of operations

Nano Labs Ltd (“Nano Labs”), incorporated on January 8, 2021, is a holding company, as an exempted company with limited liability in the Cayman Islands. Nano Labs principally engages in fabless integrated circuit (“IC”) design and sale of product solutions by integrating its self-designed IC products and Bitcoin value investment. The Company utilizes third-party suppliers to fabricate, pack and test the IC products.

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

The Company does not conduct any substantive operations on its own but instead conducts its business operations through its subsidiaries. As of the date of this report, the Company’s major subsidiaries are as follows:

Name of subsidiaries	Date of incorporation	Place of incorporation	Ownership percentage	Principal activities
Zhejiang Haowei Technology Co., Ltd. (“Zhejiang Haowei”)	July 16, 2019	Hangzhou, China	100%	Research and development of ICs
Zhejiang Nanomicro Technology Co., Ltd. (“Zhejiang Nanomicro”)	July 16, 2019	Hangzhou, China	100%	Research and development of ICs
Zhejiang NanoBlock Technology Co., Ltd.	July 16, 2019	Hangzhou, China	100%	Research and development of ICs
Zhejiang Ipollo Technology Co., Ltd.	August 18, 2020	Hangzhou, China	100%	Distribution of products
Nano Labs HK Limited	September 8, 2020	Hong Kong	100%	Investment
Nano Labs Inc	December 22, 2020	BVI	100%	Investment

Name of subsidiaries	Date of incorporation	Place of incorporation	Ownership percentage	Principal activities
Zhejiang Weike Technology Co., Ltd. (“Zhejiang Weike”)	June 2, 2021	Hangzhou, China	100%	Research and development of software
IPOLLO PTE. LTD. (formerly IPOLLO MINER PTE.LTD.)	June 9, 2021	Singapore	100%	Distribution of products
Ipollo Tech Inc	June 29, 2021	BVI	100%	Investment
Nano Tech Cayman Ltd	July 6, 2021	Cayman	100%	Investment
Nano Technology HK Limited	July 7, 2021	Hong Kong	100%	Investment
Ipollo HK Limited	July 7, 2021	Hong Kong	100%	Distribution of products
Zhejiang Metaverse Technology Co., Ltd.	August 12, 2021	Hangzhou, China	100%	Investment
Ipollo Tech Ltd	October 27, 2021	Cayman	100%	Investment
Haowei Technology (Shaoxing) Co., Ltd.	November 3, 2021	Shaoxing, China	100%	Investment
Shenzhen Matamata Technology Co., Ltd.	November 17, 2021	Shenzhen, China	100%	Distribution of products
Nano bit HK Limited (formerly Tsuki HK Limited)	November 18, 2021	Hong Kong	100%	Investment
Shenzhen Matavos Technology Co., Ltd.	December 21, 2021	Shenzhen, China	100%	Distribution of products
Tsuki Inc	January 7, 2022	United States	100%	Distribution of products
Metaski (Shaoxing) Technology Co., Ltd.	January 13, 2022	Shaoxing, China	100%	Distribution of products
Haoweiverse (Shaoxing) Technology Co., Ltd. (“Haoweiverse”)	January 13, 2022	Shaoxing, China	65%	Plant and distribution of products
Metameta (Shaoxing) Technology Co., Ltd.	January 25, 2022	Shaoxing, China	100%	Distribution of products
Ipolloverse HK Limited	May 18, 2022	Hong Kong	70%	Research and development
Metaverse (Shaoxing) Technology Co., Ltd.	May 20, 2022	Shaoxing, China	100%	Distribution of products
Ipolloverse Cayman Ltd	May 27, 2022	Cayman	70%	Investment
Ipolloverse Tech Inc	May 30, 2022	BVI	70%	Investment
Hangzhou Meta Technology Co., Ltd.	October 21, 2022	Hangzhou, China	100%	Distribution of products

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

Significant accounting estimates reflected in the Company’s consolidated financial statements including, but not limited to, inventory write-down, valuation of cryptocurrencies, useful lives of property, plant and equipment and intangible assets, impairment of long-lived assets, valuation allowance for deferred tax assets and share-based compensation.

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

Convenience translation

The United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ were calculated at the rate of US$1.00=RMB7.1884 on December 31, 2024, representing the central parity rate on December 31, 2024 published by the People’s Bank of China. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2024, or at any other rate.

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

Cash and cash equivalents

Cash and cash equivalents include cash in bank and time deposits placed with banks or other financial institutions, which have original maturities of three months or less and are readily convertible to known amounts of cash. As of December 31, 2023 and 2024, cash and cash equivalents in banks was RMB48,164,664 and RMB32,431,081, respectively.

Restricted cash

Restricted cash mainly represents the bank deposit frozen by the court as a result of legal proceedings. As of December 31, 2023 and 2024, the Company had restricted cash RMB417,990 and RMB418,722, respectively.

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

Cryptocurrencies

Cryptocurrencies are included in current assets in the consolidated balance sheets due to the Company’s ability to sell cryptocurrencies in a highly liquid marketplace, and such cryptocurrency holdings are expected to be realized in cash or sold or consumed during the normal operating cycle of the Company.

As a result of adopting ASC 350-60, Intangibles — Goodwill and Other, (“ASC 350-60”) on January 31, 2024 following modified retrospective method, cryptocurrencies are measured at fair value as of each reporting period. The fair value of cryptocurrencies are measured using the period-end closing price from the principal market, Binance, in accordance with ASC 820, Fair Value Measurement ("ASC 820"). The changes in cryptocurrencies valuation due to remeasurement in fair value within each reporting period are reflected on the consolidated statements of operations and comprehensive income (loss) as "Change in fair value of cryptocurrencies". In accordance with ASC 350-60, the Company discloses realized gains and losses from the sale of cryptocurrencies and such gains and losses are measured as the difference between the cash proceeds and the cost basis of cryptocurrencies as determined using average cost method.

The adoption of ASC 350-60 did not have impact on the Company’s prior years’ consolidated financial statements as the Company did not hold cryptocurrencies prior to the adoption.

Cryptocurrencies acquired through issuance of ordinary shares are included within noncash financing activities in the consolidated statements of cash flows. The purchases and of cryptocurrencies are included within investing activities in the consolidated statements of cash flows.

Property, plant and equipment, net

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. The estimated useful lives are as follows:

Machinery and electronic equipment	3 to 10 years
Office furniture	5 years
Transportation equipment	4 years
Buildings and facilities attached to buildings	20 years

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

Impairment of long-lived assets

For long-lived assets including property, plant and equipment, right-of-use assets, and intangible assets with finite lives, the Company evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. For the years ended December 31, 2022, 2023 and 2024, no impairment of long-lived assets was recognized.

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

The Company recognizes revenue at a point in time when the control of the products has been transferred to customers. The transfer of control is considered complete when products have been picked up by or shipped to customers. The Company’s sales arrangements usually require prepayment before the delivery of products. The advance payment is not considered a significant financing component. The Company elected to account for shipping and handling fees as a fulfillment cost. The product sales contracts generally include product warranty provisions. The Company did not accrue warranty liabilities for the product sales as the financial impacts of the warranty have historically been and are expected to continue to be immaterial. The Company estimates sales return based on historical experiences and there was no allowance for sales return recorded during the years ended December 31, 2022, 2023 and 2024.

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

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Product sales revenue	920,653,911	71,321,462	34,096,450
Service revenue	62,514,987	7,013,914	6,499,466
Net revenues	983,168,898	78,335,376	40,595,916

Contract liabilities

Contract liabilities are recorded when consideration is received from a customer prior to transferring the control of goods or services to the customer. As of December 31, 2023 and 2024, the Company recorded contract liabilities of RMB107,826,617 and RMB 98,895,905, respectively, which were presented as advance from customers on the accompanying consolidated balance sheets. During the years ended December 31, 2022, 2023 and 2024, the Company recognized RMB804,875,532, RMB23,740,945 and RMB9,765,766 from the opening balance of contract liabilities as revenue, respectively.

Cost of revenues

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists of product costs and service costs. Product costs include costs of raw material, contract manufacturers for production, shipping and handling costs, and warehousing costs. Service costs include labor costs and material costs. During the years ended December 31, 2022, 2023 and 2024, the Company recorded inventory write-down of RMB184,073,191, RMB60,767,978 and RMB 10,914,374 as cost of revenues, respectively.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and promotion, salaries, and shipping and handling costs incurred during the selling activities. Advertising and transportation expenses are charged to expense as incurred.

Advertising and promotion costs in the amounts of RMB10,901,200, RMB1,278,586 and RMB364,253 for the years ended December 31, 2022, 2023 and 2024, respectively, are included in selling and marketing expenses.

Shipping and handling costs amounting to RMB4,233,084, RMB2,122,358 and RMB968,713 for the years ended December 31, 2022, 2023 and 2024, respectively, are included in selling and marketing expenses.

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

Segment Reporting

The Company uses the “management approach” in determining reportable segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer of the Company who reviews financial information of operating segments based on U.S. GAAP. The CODM now reviews results analyzed by marketing channel. This analysis is only presented at the revenue level with no allocation of direct or indirect costs. Consequently, the Company has determined that it has only one operating segment. The CODM evaluates performance for the Company’s single operating segment and decides how to allocate resources based on the Company’s consolidated net income (loss) that is reported in the consolidated statements of operations and comprehensive income (loss) as net income. As of December 31, 2023 and 2024, substantially all of the Company’s long-lived assets are located in the PRC. The measure of segment assets is reported on the consolidated balance sheets as total assets. The CODM allocates resources across the Company based on consolidated net income derived during the annual budgeting process and throughout the year in monitoring actual results compared to budget and updated forecasts. These results are used to assess segment performance.

The operating segment financial information regularly reviewed by the CODM, inclusive assets, revenues, expenses, profit or loss, and noncash items are presented on a consolidated basis in the same amount and using the same captions as those included in the consolidated statements of operations and comprehensive income (loss), consolidated balance sheets, and consolidated statements of cash flows. There are no additional segment expense categories regularly provided to the CODM. Therefore, there are also no amounts classified as other segment items requiring disclosure.

For the years ended December 31, 2022, 2023 and 2024, the Company’s net revenues by geographical location of customers are as follows:

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
PRC	906,347,962	57,485,526	24,986,453
Hong Kong	33,556,434	16,461	9,467,603
Singapore	184,738	1,119,872	4,697,243
The United States	16,278,352	7,115,353	1,094,904
Others	26,801,412	12,598,164	349,713
Net revenues	983,168,898	78,335,376	40,595,916

Recently adopted or issued accounting pronouncements

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-07 on January 1, 2024, which did not have a material impact on the consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvement to Income Tax Disclosures” to enhance the transparency and decision usefulness of income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, on a prospective basis. Early adoption is permitted. The Company does not expect this accounting standard update to have a material impact on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU No. 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Disaggregation of Income Statement Expenses”, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. The ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU No. 2024-03.

3.	Inventories, net

Inventories, net consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Raw materials	56,952,428	63,285,324
Work in process	130,609,171	119,439,099
Finished goods	90,377,688	68,333,552
Less: write-down of inventories	(265,064,301)	(221,191,557)
Inventories, net	12,874,986	29,866,418

4.	Prepayments

Prepayments consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Prepayments – inventories and processing fee	14,645,763	3,011,819
Prepayments – design fees	7,162,700	—
Prepayments – others	2,577,547	1,594,247
Total	24,386,010	4,606,066

5.	Other current assets

Other current assets consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Value-added tax recoverable	34,041,675	50,830,552
Deposits	2,361,968	2,202,904
Others	1,504,449	2,824,977
Total	37,908,092	55,858,433

6.	Cryptocurrencies

The following table presents the Company’s significant cryptocurrencies holdings as of December 31, 2024:

	Quantity	Cost Basis	Fair Value
Bitcoin	361	256,709,226	242,889,018
USDT	9	67	67
Total cryptocurrencies held as of December 31, 2024		256,709,293	242,889,085

The following table presents a roll-forward of the Company’s cryptocurrencies holdings during the year ended December 31, 2024:

	Bitcoin Fair Value	USDT Fair Value
	RMB	RMB
Cryptocurrencies at December 31, 2023	—	—
Additions of cryptocurrencies:
Purchases	249,257,750	—
Acquired through issuance of ordinary shares	7,451,476	28,842,982
Disposition of cryptocurrencies	—	(28,842,915)
Unrealized loss on cryptocurrencies	(15,744,170)	—
Foreign currency translation adjustment	1,923,962	—
Cryptocurrencies at December 31, 2024	242,889,018	67

7.	Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Machinery and electronic equipment	12,098,631	17,409,218
Office furniture	266,252	370,667
Leasehold improvement	1,550,648	2,794,450
Transportation equipment	41,014	41,014
Buildings and facilities attached to buildings	—	194,892,201
Construction in progress	165,221,605	—
Less: Accumulated depreciation	(9,524,568)	(18,165,635)
Property, plant and equipment, net	169,653,582	197,341,915

Depreciation expenses recognized for the years ended December 31, 2022, 2023 and 2024 were RMB3,353,055, RMB3,436,716 and RMB8,669,931, respectively.

As of December 31, 2023 and 2024, property, plant and equipment with net book value of nil and RMB188,432,414 was pledged as collateral under a loan arrangement, respectively (also see Note 11).

8.	Intangible asset, net

Intangible asset, net consists of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Land use right	49,292,208	49,292,208
Franchise right	334,865	334,865
Less: Accumulated amortization	(1,895,785)	(2,881,629)
Intangible asset, net	47,731,288	46,745,444

Amortization expense for the years ended December 31, 2022, 2023 and 2024 amounted to RMB575,076, RMB985,844 and RMB985,844, respectively.

As of December 31, 2023 and 2024, land use right with net book value of RMB47,731,288 and RMB46,745,444 was pledged as collateral under a loan arrangement (also see Note 11).

As of December 31, 2024, the future estimated amortization expenses are as below.

Estimated amortization expense
Years ended December 31,	RMB
2025	985,844
2026	985,844
2027	985,844
2028	985,844
2029	985,844
Thereafter	41,816,224
Total	46,745,444

9.	Operating leases

The Company entered into various operating lease agreements for offices space. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The following component of lease cost are included in the Company’s consolidated statements of operations and comprehensive income (loss):

	For the year ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2024
	RMB	RMB	RMB
Operating lease cost	11,385,312	6,051,298	2,600,988
Short-term lease cost	295,564	198,306	429,324
Total lease cost	11,680,876	6,249,604	3,030,312

Supplemental disclosure related to operating leases were as follows:

	For the year ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2024
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	5,822,406	4,648,690	2,360,943

	As of December 31, 2023	As of December 31, 2024
Weighted average remaining lease term of operating leases (years)	3.53	3.26
Weighted average discount rate of operating leases	6.24%	6.24%

The following table summarizes the maturity of operating lease liabilities as of December 31, 2024:

2024
As of December 31,	RMB
2025	2,162,055
2026	1,363,825
2027	1,197,632
2028	602,088
2029	—
Total lease payments	5,325,600
Less: imputed interest	(494,141)
Total lease liabilities	4,831,459
Less: current portion	(1,914,109)
Non-current lease liabilities	2,917,350

10.	Other current liabilities

Other current liabilities consist of the following:

	As of December 31, 2023	As of December 31, 2024
	RMB	RMB
Salary accrual	7,013,473	4,001,104
Deposit	10,000,000	150,303
Payable for property, plant and equipment	46,180,063	26,521,368
Tax accrual	13,604,797	16,173,063
Others	14,179,838	20,317,379
Total	90,978,171	67,163,217

11.	Short-term and long-term debts

Short-term debts

In September 2023 and 2024, the Company entered into multiple short-term loan agreements with Hangzhou United Rural Commercial Bank Co., Ltd. for working capital and general business purposes. The loans were guaranteed by Mr. Jianping Kong, the principal shareholder, chairman and chief executive officer, Mr. Qifeng Sun, the principal shareholder and vice chairman, and two subsidiaries within the Company's organizational structure. During the years ended December 31, 2023 and 2024, the Company borrowed RMB20,000,000 and RMB20,000,000, and repaid nil and RMB22,000,000, respectively. As of December 31, 2024, the balance of the short-term loans was RMB18,000,000, with weighted average interest rate of 3.67% per annum and maturity dates in September 2025.

Long-term debts

On August 11, 2022, the Company entered into a line of credit agreement with Zhejiang Shaoxing Ruifeng Rural Commercial Bank for a credit line up to RMB100,000,000 with a due date on July 25, 2030. In June 2023, the credit line was increased to a maximum amount of RMB148,000,000, with guarantee provided by Mr. Jianping Kong, the principal shareholder, chairman and chief executive officer starting from July 2023. In April 2024, the credit line was increased to a maximum amount of RMB198,000,000, with additional pledge by the Company’s property, plant and equipment. During the year ended December 31, 2022, 2023 and 2024, the Company borrowed RMB17,093,316, RMB108,247,467 and RMB200,030,488 under the credit line and repaid RMB140,000, RMB1,530,000 and RMB 147,667,636 respectively. The loans bear an annual interest rate of 5.4% with repayment dates for parts of the loan ranging from June 20, 2025 to July 25, 2030. The loans are pledged by the property, plant and equipment and land use right of the Company (mentioned in Note 7 and Note 8).

As of December 31, 2024, the future maturities of long-term debts are as below:

As of December 31,	RMB
2025	5,350,000
2026	6,890,000
2027	8,430,000
2028	9,970,000
2029	11,510,000
Thereafter	133,883,636
Total	176,033,636

12.	Shareholders’ equity (deficit)

On January 25, 2024, the shareholders of the Company approved a 2-for-1 reverse stock split (the “1st reverse stock split”). After the 1st reverse stock split, the authorized share capital of the Company were divided into 250,000,000 ordinary shares with par value of US$0.0002 each, comprising of :1) 121,410,923 Class A ordinary shares with par value of $0.0002 each, 2) 28,589,078 Class B ordinary shares with par value of $0.0002 each, and 3) 99,999,999 shares of a par value of US$0.0002 each of such class or classes (however designated) as the board of directors of the Company (the “Directors”) may determine. The 1st reverse stock split was effective on January 31, 2024.

On October 23, 2024, the shareholders of the Company approved a 10-for-1 reverse stock split (the “2nd reverse stock split”). After the 2nd reverse stock split, the authorized share capital of the Company were divided into 25,000,000 ordinary shares with par value of US$0.002 each, comprising of :1) 12,141,093 Class A ordinary shares with par value of $0.002 each, 2) 2,858,908 Class B ordinary shares with par value of $0.002 each, and 3) 9,999,999 shares of a par value of US$0.002 each of such class or classes (however designated) as the board of directors of the Company (the “Directors”) may determine. The 2nd reverse stock split was effective on November 3, 2024.

All information related to the Company’s ordinary shares, restricted stock units and stock options, as well as all per share data included in these financial statements and footnotes have been retrospectively adjusted to reflect the 1st and 2nd reverse stock split (collectively, the “reverse stock splits”) for all periods presented.

On July 28, 2023, the Company entered into agreements with Mr. Jianping Kong, the chairman and chief executive officer, and Mr. QifengSun, the vice chairman, along with their respective affiliates (the “Lenders”), who together provided interest-free loans in the total amount of US$10 million (approximately RMB72,802,000) (“the Loans”), to fund the Company’s research and development initiatives directed towards the advancement of ASIC chips, smart-NICs, and vision computing chips. On September 5, 2023, the Company and the lenders entered into agreements to convert the Loans into an aggregate of 957,854 Class A ordinary shares of the Company for no additional consideration. The share issuance was completed on September 13, 2023.

On November 13, 2023, the Company issued a total of 518,950 Class A ordinary shares, being the maximum aggregate number of shares which may be issued under the 2022 Share Incentive Plan (see Note 13) of the Company, to Nanoeco Ltd (“Nanoeco”), a British Virgin Islands limited liability company wholly owned by Kastle Limited, who has been designated as the nominee holder for the 518,950 Class A ordinary shares, which serves as the ESOP platform. During the year ended December 31, 2024, a total of 10,041 options were exercised by employees at exercise price of US$0.002 per share.

On April 11, 2024, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain investors (collectively, the “Investors”), pursuant to which the Company agreed to issue and sell to the Investors, in a private placement (the “Offering”), the Company’s Class A ordinary shares at a purchase price of $11.5 per share and warrants to purchase Class A ordinary shares. The warrants were exercisable immediately upon closing and have a term of exercise equal to five years. The Company issued an aggregate of 434,784 Class A ordinary shares and warrants to purchase 652,174 shares of Class A ordinary shares pursuant to the Purchase Agreement for gross proceeds of approximately US$5.0 million. The Company received all the net proceeds of approximately US$4.3 million (approximately RMB30.6 million) after deducting placement agent’s fees and other offering expenses by April 16, 2024.

On May 9, 2024, the Company received a cash contribution of RMB9,999,557 from the minority shareholder of Haoweiverse, as agreed by the minority shareholder when Haoweiverse was incorporated on January 13, 2022.

On August 26, 2024 and September 6, 2024, the Company entered into loan agreements with Mr. Jianping Kong, the chairman and chief executive officer, and Mr. Qifeng Sun, the vice chairman, to borrow interest-free loans in the total amount US$8.5 million (RMB60.0 million) in cash (“the Loans”) to fund the Company’s working capital. The Loans are due on the one-year anniversary of the agreement dates. The proceeds have been fully received through September 5, 2024 to September 12, 2024. On September 20, 2024, the Company and the lenders, along with their respective affiliates, entered into agreements to convert such loans into an aggregate of 2,791,462 Class A ordinary shares of the Company for no additional consideration. The per share consideration of the conversion is US$3.045 per ordinary share. The share issuance was completed on September 23, 2024.

On December 9, 2024, the Company entered into Securities Purchase Agreements (the “Purchase Agreements”) with certain investors (collectively, the “Investors”), pursuant to which the Company agreed to issue and sell to the Investors, in a private placement (the “Offering”), the Company’s Class A ordinary shares at a purchase price of $6.46 per share. The Company issued an aggregate of 5,611,459 Class A ordinary shares pursuant to the Purchase Agreement for gross proceeds of approximately US$36.3 million, which includes US$31.2 million in cash, US$4.1 million in USDT and US$1.0 million in Bitcoin. The Company received all the net proceeds of approximately US$36.2 million (approximately RMB260.2 million) after deducting offering expenses by December 25, 2024.

On December 16, 2024 and December 26, 2024, one investor exercised warrants to purchase 5,000 and 18,550 Class A ordinary shares, respectively, at the exercise price of US$6.46 per share. The Company received the net proceeds of approximately US$152 thousand (approximately RMB1.1 million) by December 30, 2024.

As of December 31, 2023 and 2024, 468,494 and 458,453 Class A ordinary shares held by the ESOP platform are considered issued but not outstanding. As of December 31, 2023 and 2024, there were a total of 7,051,639 and 16,132,505 Class A and Class B ordinary shares issued, 6,583,145 and 15,674,052 Class A and Class B ordinary shares outstanding, respectively.

13.	Share-based compensation

2022	Share Incentive Plan

In June 2022, our shareholders and board of directors adopted our 2022 share incentive plan, or the 2022 Plan, which has become effective upon the completion of our initial public offering, to motivate, attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2022 Plan, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under such plan is 518,950, which constitutes 10% of the total issued and outstanding shares of our company on a fully-diluted basis as of the date of adoption.

Restricted Stock Units (“RSUs”)

On November 1, 2021, the Board of the Company approved the establishment of an employee benefit trust for the purpose of holding the Company’s ordinary shares to be transferred to the recipient employees and directors of the share awards granted prior to the establishment of the 2022 Plan. In January 2022, Mr. Jianping Kong and other original shareholders of Zhejiang Haowei transferred a total of 562,668 ordinary shares held by them on behalf of the respective equity reward holders to Nanometa Ltd. (“Nanometa”), the nominee of the employee benefit trust. 165,664 shares held by Nanometa were transferred to the recipient employees and directors. As of December 31, 2024, a total of 397,004 shares were still held by Nanometa, which comprises of: 1) 371,339 shares held on behalf of and transferable to the recipient employes and directors upon request; and 2) 25,665 shares unassigned due to forfeiture of share awards.

During the years ended December 31, 2022, 2023 and 2024, share-based compensation recognized by the Company related to the RSUs were RMB17,863, RMB6,227 and RMB2,273, respectively. As of December 31, 2023 and 2024, unrecognized compensation cost is RMB4,264 and nil, respectively.

The following table summarized the RSUs activity and related information for the years ended December 31, 2022, 2023 and 2024:

	Number of RSUs	Weighted Average Grant Date Fair Value (RMB)
Unvested, January 1, 2022	309,071	0.2
Granted	—	—
Forfeited	8,113	0.2
Vested	100,319	0.2
Unvested, December 31, 2022	200,639	0.2
Granted	—	—
Forfeited	21,635	0.2
Vested	89,502	0.2
Unvested, December 31, 2023	89,502	0.2
Granted	—	—
Forfeited	4,250	0.2
Vested	85,252	0.2
Unvested, December 31, 2024	—	—

Options

On January 1, 2022, the Company granted an employee an option to purchase 25,000 Class A ordinary shares of the Company with an exercise price of US$0.004 per share. The option granted has a contractual term of 10 years. For the reward, 33.3% will be vested on December 31, 2022 or one year after the Company completed the initial public offering, whichever is earlier; 33.3% will be vested on December 31, 2023 or two years after the Company completed the initial public offering, whichever is earlier; and 33.3% will be vested on December 31, 2024 or three years after the Company completed the initial public offering, whichever is earlier. During the year ended December 31, 2023, the employee exercised the option to purchase a total of 8,333 shares. The shares were transferred to the employee from Nanometa, the nominee of the employee benefit trust.

The option granted on January 1, 2022 was valued using the binomial model with the assistance of an independent valuation firm using the management’s estimates and assumptions. Significant assumptions used in the valuation are set as below:

	January 1, 2022
Spot price on valuation date	US$	96
Expected volatility		137.01%
Risk-free interest rate		1.51%
Dividend yield		0.00%
Forfeiture rate		0.00%

On April 27, 2023, the Company granted a series of options under the 2022 share incentive plan: 1) the Company granted employees options to purchase a total of 22,522 Class A ordinary shares of the Company with an exercise price of US$0.002 per share. The options granted have a contractual term of 10 years. For the reward, 33.3% will be vested on April 27, 2024; 33.3% will be vested on April 27, 2025; and 33.3% will be vested on April 27, 2026; 2) the Company granted employees options to purchase a total of 7,787 Class A ordinary shares of the Company with an exercise price of US$0.002 per share. The options granted have a contractual term of 10 years. For the reward, 33.3% will be vested on July 12, 2023; 33.3% will be vested on July 12, 2024; and 33.3% will be vested on July 12, 2025; 3) the Company also granted employees options to purchase a total of 54,579 Class A ordinary shares of the Company with an exercise price of US$0.002 per share. The options granted have a contractual term of 10 years. The options were fully vested and exercisable at the grant date. The options in 2) and 3) described above were subject to performance conditions based on the result of an annual performance review of the grantee in accordance with the predetermined performance targets. The Company estimated the annual performance review result for each grantee and recognized the related compensation expenses.

On August 16, 2023, under the 2022 plan, the Company granted an employee an option to purchase 1,299 ordinary shares of the Company with an exercise price of US$0.002 per share. The options granted have a contractual term of 10 years. For the reward, 33.3% will be vested on August 16, 2023; 33.3% will be vested on August 16, 2024; and 33.3% will be vested on August 16, 2025.

The options granted under the 2022 plan were valued using the Black-Scholes model using the management’s estimates and assumptions. Significant assumptions used in the valuations are set as below:

	For the year ended
	December 31, 2023
Spot price on valuation date	US$	10.6
Expected volatility		120.95%-123.34%
Risk-free interest rate		3.53%-4.28%
Dividend yield		0.00%

The following table summarizes the share options activity and related information for the years ended December 31, 2022, 2023 and 2024:

	Number of Options	Weighted Average Exercise Price (RMB)	Weighted Average Remaining Term (Years)	Weighted Average Grant Date Fair Value (RMB)	Aggregated Intrinsic Value (RMB)
Outstanding as of January 1, 2022	—	—	—	—	—
Granted	25,000	0.03	10.0	609.4
Forfeited	—	—	—	—
Exercised	—	—	—	—
Outstanding as of December 31, 2022	25,000	0.03	9.0	609. 4	2,001,626
Vested and exercisable as of December 31, 2022	8,333	0.03	9.0	609.4	667,209
Granted	86,186	0.01	9.3	73.4
Forfeited	21,158	0.03	—	495.7
Exercised	58,789	0.02	—	149.4
Outstanding as of December 31, 2023	31,239	0.01	9.3	73.4	4,004,469
Vested and exercisable as of December 31, 2023	7,152	0.01	9.3	73.4	916,775
Granted	—	—	—	—
Forfeited	5,041	0.01	—	73.4
Exercised	10,041	0.01	—	73.4
Outstanding as of December 31, 2024	16,157	0.01	8.3	73.4	1,039,402
Vested and exercisable as of December 31, 2024	4,865	0.01	8.3	73.4	312,976

During the years ended December 31, 2022, 2023 and 2024, share-based compensation recognized by the Company related to the option were RMB9,329,484, RMB712,184 and RMB399,247, respectively. The outstanding unamortized share-based compensation related to option was RMB248,436 (which will be recognized through April 2026) as of December 31, 2024.

14.	Statutory Reserves

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

The Company has made RMB6,647,109, nil and nil appropriations to statutory reserve for the years ended December 31, 2022, 2023 and 2024.

15.	Earnings (loss) per share

The calculation of basic earnings (loss) per share is based on the income (loss) attributable to ordinary shareholders of the Company and weighted-average number of ordinary shares outstanding for the years ended December 31, 2022, 2023 and 2024.

Diluted earnings (loss) per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective periods. For the year ended December 31, 2024, the options granted under the 2022 share incentive plan for a weighted average number of 15,706 shares could potentially dilute earnings (loss) per share but were not included in the computation of diluted net loss per share due to their antidilutive effects resulted from net loss.

The following reflects the income and share data used in the basic and diluted earnings (loss) per ordinary share computations:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Earnings (loss) attributable to ordinary shareholders of the Company	31,118,886	(252,823,772)	(113,187,048)
Weighted average number of ordinary shares outstanding for basic earnings (loss) per share calculation	5,324,450	5,888,507	8,049,592
Basic earnings (loss) per share	5.84	(42.94)	(14.06)

Earnings (loss) attributable to ordinary shareholders of the Company for diluted earnings (loss) per share calculation	31,118,886	(252,823,772)	(113,187,048)
Weighted average number of ordinary shares outstanding diluted earnings (loss) per share calculation	5,324,450	5,888,507	8,049,592
Adjusted for:
- incremental shares issuable related to options issued	6,311	—	—
Weighted average number of shares outstanding for diluted earnings (loss) per share calculation	5,330,761	5,888,507	8,049,592
Diluted earnings (loss) per share	5.84	(42.94)	(14.06)

16.	Income Taxes

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

PRC

The Company’s subsidiaries incorporated in the PRC are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. A new enterprise income tax law (the “EIT Law”) in the PRC was enacted and became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises. Accordingly, the Company’s PRC subsidiaries are subject to the EIT rate of 25%. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Zhejiang Nanomicro obtained the “high-tech enterprise” tax status in December 2021 and renewed the status in December 2024, which reduced its statutory income tax rate to 15% from December 2021 to December 2027. Zhejiang Weike obtained the “high-tech enterprise” tax status in December 2023, which reduced its statutory income tax rate to 15% from December 2023 to December 2026.

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the Years Ended December 31,
	2022	2023	2024
PRC statutory income tax rates	25.00%	25.00%	25.00%
Effect of expenses not deductible for tax purposes	0.91%	(0.42)%	(0.28)%
Effect of additional deduction of research and development expense	(64.43)%	5.98%	5.90%
Effect of income tax exemptions and reliefs	(56.77)%	(5.71)%	(0.39)%
Recovery from deferred income tax assets	(97.39)%	0.05%	0.22%
Effect of valuation allowance on deferred income tax assets	171.26%	(23.52)%	(26.29)%
Income tax difference under different tax jurisdictions	21.42%	(1.37)%	(4.16)%
Total	0.00%	0.01%	0.00%

The provision for income taxes consists of the following:

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current income tax expense (benefit)	—	(17,394)	—
Deferred tax expense	—	—	—
Income tax expense	—	(17,394)	—

Significant component of deferred tax assets are as follows:

	As of December 31,
	2023	2024
Net operating loss carryforward	77,373,944	98,783,665
Accrued expense and others	(282,843)	9,688,509
Inventory impairment	51,027,391	50,475,875
Deferred tax assets	128,118,492	158,948,049
Less: valuation allowance	(128,118,492)	(158,948,049)
Deferred tax assets	—	—

As of December 31, 2024, the Company had net operating loss carryforward of approximately RMB490,020,031 which mainly arose from the Company’s subsidiaries established in the PRC. These net operating losses can be carried forward to offset future taxable income and will expire during the period from 2025 to 2034. The provision of valuation allowance for the years ended December 31, 2022, 2023 and 2024 were RMB24,519,326, RMB47,333,923 and RMB31,087,058, respectively. The reversal of valuation allowance for the years ended December 31, 2022, 2023 and 2024 were RMB6,100,147, RMB117,051, and RMB257,501, respectively.

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

Uncertain tax positions

The tax authority of the PRC Government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. In general, the PRC tax authority has up to five years to conduct examinations of the tax filings of the Company’s PRC entities. Accordingly, the PRC subsidiaries’ tax years of 2019 through 2023 remain open to examination by the respective tax authorities. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

17.	Related party transactions

Related parties with whom the Company conducted business consist of the following:

Name of related party	Nature of Relationship
Jianping Kong	Principal shareholder, chairman and chief executive officer
Qifeng Sun	Principal shareholder and vice chairman

During the years ended December 31, 2023 and 2024, Jianping Kong and Qifeng Sun provided guarantee for the Company’s debts and provided interest-free loans to the Company which were subsequently converted into Class A ordinary shares. See Note 11 and 12 for more details.

18.	Concentrations

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s revenues for the years ended December 31, 2022, 2023 and 2024:

	For the Years Ended December 31,
	2022	2023	2024
Customer A	—	—	13%
Customer B	—	—	12%
Customer C	—	—	11%
Customer D	—	15%	—
Customer E		12%

The following table sets forth information as to each supplier that accounted for 10% or more of the Company’s purchase for the years ended December 31, 2022, 2023 and 2024:

	For the Years Ended December 31,
	2022	2023	2024
Supplier A	—	38%	—
Supplier B	32%	—	—
Supplier C	—	14%	—
Supplier D	23%	—	—
Supplier E	—	—	29%

19.	Commitments and contingencies

Operating lease commitments

The information of lease commitments is provided in Note 9.

Contingencies

The Company is subject to litigation matters from time to time in the normal cause of business. The Company’s legal counsel and the management routinely assess the likelihood of adverse judgments and outcomes to these matters, as well as ranges of probable losses. Accruals are recorded for these matters to the extent that management concludes a loss is probable and the financial impact, should an adverse outcome occur, is reasonable estimable. The Company has not recorded any material liabilities in this regard as of December 31, 2023 and 2024.

On March 5, 2024, a customer filed a civil action against one of the Company’s subsidiaries at the People’s Court of Shangcheng District, Hangzhou City, for a sales contract dispute, claiming the contract should be annulled and demanding a return of payment of RMB2,973,600 with related interests. Given the nature of the case, as of the filing date, the amount liable by the Company in the event of an unfavorable outcome cannot be reasonably estimated.

The Company believes they have strong arguments against the claim and will defend vigorously.

Two bank accounts of the Company were judicially frozen by the court as a result of the legal proceedings. The frozen amount as of December 31, 2024 and the date of this annual report was RMB418,722 and RMB468,397, respectively.

20.	Subsequent events

The following subsequent events were evaluated on April 11, 2025, the date the financial statements were issued. Except as set forth below, there were no events that occurred subsequent to December 31, 2024 that require adjustment to or disclosure in the consolidated financial statements.

In January 2025, one investor exercised warrants to purchase a total of 98,300 Class A ordinary shares at the exercise price of US$6.46 per share. The Company received the gross proceeds of approximately US$635 thousand (approximately RMB4.6 million) by February 3, 2025.

On February 21, 2025, the Company entered into Securities Purchase Agreements with certain investors (collectively, the “Investors”), pursuant to which the Company agreed to issue and sell to the Investors, in a private placement, the Company’s Class A ordinary shares at a purchase price of $6.46 per share. The Company issued an aggregate of 913,714 Class A ordinary shares for gross proceeds of approximately US$5.9 million, which includes US$3.9 million in Bitcoin and US$2.0 million in USDT. The Company received all the gross proceeds by February 20, 2025.

On March 7, 2025, the shareholders of the Company approved to: 1) increase the authorized share capital from US$50,000 divided into 25,000,000 ordinary shares with par value of US$0.002 each to US$4,200,000 divided into 2,100,000,000 shares with a par value of US$0.002 each, comprising of 1,097,141,091 Class A ordinary shares, 2,858,909 Class B ordinary shares, and 1,000,000,000 shares of such class or classes (however designated) as the Directors may determine; and 2) increase the votes per Class B ordinary share from 15 to 30.

In March 2025, the Company entered into two short-term loan agreements with Bank of Hangzhou Co., Ltd, both guaranteed by Mr. Jianping Kong and Haoweiverse, to borrow RMB10.0 million and RMB5.0 million respectively for working capital and general business purpose. The borrowing of RMB10.0 million was additionally guaranteed by a third party financial institution with an annual interest rate of 3.05% and maturity date on March 17, 2026. The borrowing of RMB5.0 million bears an annual interest rate of 3.1% with maturity date February 27, 2026.

From January to April 2025, the Company borrowed a total of approximately RMB4.5 million from Zhejiang Shaoxing Ruifeng Rural Commercial Bank Co., Ltd under the credit line pledged by the land use right and property, plant and equipment of the Company as described in Note 11. The additional borrowings bear an annual interest rate of 5.4% with repayment date on July 25, 2030.

21.	Parent-only financial statements

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

The following represents condensed financial information of the parent company:

NANO LABS LTD

CONDENSED BALANCE SHEETS

(all amounts in RMB and US$, except number of shares or as otherwise noted)

	As of December 31,
	2023	2024
	RMB	RMB	US$
ASSETS/(LIABILITIES)
Cash and cash equivalents	1,205,993	2,227,649	309,895
Prepayments	13,776	891	124
Due from intercompany	456,041,568	814,547,651	113,314,180
Investment in subsidiaries	(471,994,335)	(585,987,070)	(81,518,429)
TOTAL ASSETS (LIABILITIES)	(14,732,998)	230,789,121	32,105,770
SHAREHOLDERS’ EQUITY (DEFICIT)
Shareholders’ equity (deficit):
Class A ordinary shares ($0.002 par value; 12,141,093 and 14,141,093 shares authorized as of December 31, 2023 and 2024, respectively; 4,192,730 and 13,273,596 shares issued as of December 31, 2023 and 2024, respectively; 3,724,236 and 12,815,143 shares outstanding as of December 31, 2023 and 2024, respectively)*	50,106	176,842	24,601
Class B ordinary shares ($0.002 par value; 2,858,909 shares authorized; 2,858,909 shares issued and outstanding as of December 31, 2023 and 2024)*	36,894	36,894	5,132
Additional paid-in capital	428,310,028	780,499,664	108,577,662
Accumulated deficit	(452,031,693)	(565,218,741)	(78,629,283)
Statutory reserves	6,647,109	6,647,109	924,699
Accumulated other comprehensive income	2,254,558	8,647,353	1,202,959
TOTAL NANO LABS LTD SHAREHOLDERS’ EQUITY (DEFICIT)	(14,732,998)	230,789,121	32,105,770

*	After giving effect of the reverse stock splits, see Note 12.

NANO LABS LTD

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(all amounts in RMB and US$, except number of shares or as otherwise noted)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Net revenues	—	—	—	—
Operating expenses:
Selling and marketing expenses	—	—	—	—
General and administrative expenses	5,822,906	471,664	683,178	95,039
Total operating expenses	5,822,906	471,664	683,178	95,039
Loss from operations	(5,822,906)	(471,664)	(683,178)	(95,039)
Finance income (expense)	66,144	110,971	(13,140)	(1,828)
Investment income	53,809	—	—	—
Income (loss) from investment in subsidiaries	36,821,839	(252,463,079)	(112,490,730)	(15,648,925)
Net income (loss) attributable to Nano Labs Ltd	31,118,886	(252,823,772)	(113,187,048)	(15,745,792)
Comprehensive income (loss):
Net income (loss)	31,118,886	(252,823,772)	(113,187,048)	(15,745,792)
Other comprehensive income (loss)
Foreign currency translation adjustment	4,566,656	155,229	6,392,795	889,320
Total comprehensive income (loss) attributable to Nano Labs Ltd	35,685,542	(252,668,543)	(106,794,253)	(14,856,472)

NANO LABS LTD

CONDENSED STATEMENTS OF CASH FLOWS

(all amounts in RMB and US$, except number of shares or as otherwise noted)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Net cash provided by (used in) operating activities	3,911,561	344,012	(281,829)	(39,206)
Net cash used in investing activities	(155,900,936)	(68,918,960)	(312,142,434)	(43,423,075)
Net cash provided by financing activities	144,043,186	72,802,734	315,620,394	43,906,905
Effect of exchange rate changes on cash and cash equivalents	7,883,387	(3,047,562)	(2,174,475)	(302,498)
Net increase (decrease) in cash and cash equivalents	(62,802)	1,180,224	1,021,656	142,126
Cash and cash equivalents at beginning of the year	88,571	25,769	1,205,993	167,769
Cash and cash equivalents at end of the year	25,769	1,205,993	2,227,649	309,895