Form 20-F
period 2025-12-31
Nano Labs Ltd
filed 2026-04-13
CIK 1872302

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Class A ordinary shares, par value US$0.002 each	20,637,924
Class B ordinary shares, par value US$0.002 each	2,858,909

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“BNB” refers to the native cryptocurrency token of the BNB Chain ecosystem, primarily used for transaction fees and utility purposes within the Binance platform and its affiliated networks;

●	“CAGR” refers to compound annual growth rate;

●	“China” and “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region;

●	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.002 per share;

●	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.002 per share;

●	“hash rate” refers to the processing power of the cryptocurrency network and represents the number of computations that is processed by the network in a given time period;

●	“ICs” or “chips” refers to integrated circuits;

●	“nm” refers to nanometer (1 meter = 1,000,000,000 nanometers);

●	“RMB” and “Renminbi” refers to the legal currency of China;

●	“shares” and “ordinary shares” refers to our Class A ordinary shares and our Class B ordinary shares;

●	“TH/s” and “GH/s” refers to the measuring unit of hash rate, which represent the processing power of the cryptocurrency mining machine. 1 TH/s =1,000 GH/s;

●	“US$” and “U.S. dollars” refers to the legal currency of the United States of America; and

●	“we,” “us,” “our company,” “our,” and “our group” refers to Nano Labs Ltd, our Cayman Islands holding company, its predecessor entity and its subsidiaries, as the context requires.

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

On December 30, 2025, we increased the votes per Class B ordinary share from 30 to 50.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the 2023, 2024 and 2025 fiscal years.

This annual report on Form 20-F contains information from an industry report commissioned by us and prepared by Frost & Sullivan, an independent research firm, to provide information regarding our industry and our market position in China. We refer to this report as the F&S report.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB7.0288 to US$1.00, the central parity rate on December 31, 2025 published by the People’s Bank of China. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

We face various legal and operational risks and uncertainties related to being based in and having significant operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. For example, we face risks associated with regulatory approvals of offshore offerings and oversight on cybersecurity and data privacy. The PRC government may intervene in or influence our operations at any time, or may exert control over operations of our business, which could result in a material change in our operations and/or the value of our Class A ordinary shares. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Conducting Business in China—The PRC government has significant authority to exert influence on the China operations of an offshore holding company, and offerings conducted overseas and foreign investment in China-based issuers, such as us. Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations, financial condition, and the value of our securities.” We may need to make material changes in our operations to comply with those requirements and/or the value of our Class A ordinary shares might be affected. PRC government’s certain administrative requirements in regulating our operations, the overseas offering and listing of China-based issuers, and foreign investments could significantly limit or completely hinder our ability to offer or continue to offer our Class A ordinary shares and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant discretion over the conduct of our business and may intervene with or influence our operations or the development of the relevant industry as it deems appropriate to further regulatory, political and societal goals, subject to necessary procedures. Uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Conducting Business in China—Uncertainties with respect to the enforcement of and changes in laws and regulations in China could have a material adverse effect on our business, results of operations, financial condition and future prospects, and cause our Class A ordinary shares to significantly decline in value or become worthless.” Furthermore, the PRC government has exerted more oversight and control over overseas securities offerings and foreign investment in China-based companies, and these rules could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For further details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Conducting Business in China.”

In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to the Company Law of the People’s Republic of China, or the PRC Company Law, our PRC subsidiaries are required to make contribution of at least 10% of their after-tax profits calculated in accordance with the PRC GAAP to the statutory common reserve. Contribution is not required if the reserve fund has reached 50% of the registered capital of our subsidiaries. As of December 31, 2025, our PRC subsidiaries had reserve fund of RMB6.65 million (US$0.95 million).

None of our PRC subsidiaries has issued any dividends or distributions to respective holding companies or any investors as of the date of this annual report. Our PRC subsidiaries generate and retain cash generated from operating activities and re-invest it in our business. Historically, our PRC subsidiaries have also received equity financing from its shareholders to fund business operations of our PRC subsidiaries. In 2023, 2024 and 2025, we transferred cash proceeds of US$17.5 million, US$13.1 million and US$6.9 million to our PRC subsidiaries for the settlement of intercompany transactions and as paid-in capital for our PRC subsidiaries. In the future, cash proceeds raised from overseas financing activities may be, and are intended to be, transferred by us through subsidiaries in Hong Kong to our PRC subsidiaries via capital contribution and shareholder loans, as the case may be. Subsidiaries in China that receives such cash proceeds then will transfer funds to its subsidiaries to meet the capital needs of our business operations. For details about the applicable PRC rules that limit transfer of funds from overseas to our PRC subsidiaries, see “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—Use of Proceeds” and “Item 3. Key Information—D. Risk Factors—Risks Related to Conducting Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of the securities offering to make loans or additional capital contributions to our PRC subsidiaries.”

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB inspections team has also completed fieldwork for 2023, with the complete access required under the Holding Foreign Companies Accountable Act (the “HFCAA”). However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. Our financial statements contained in this annual report of Form 20-F have been audited by MaloneBailey, LLP, an independent registered public accounting firm that is headquartered in the United States with offices in Beijing and Shenzhen, China, and Tokyo, Japan. MaloneBailey, LLP is a firm registered with the PCAOB, and is required by the United States laws to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. As of the date of this annual report, we have not been and do not expect to be identified by the SEC under the HFCAA. However, if the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China and we fail to retain a registered public accounting firm that the PCAOB is able to inspect and investigate completely for two consecutive years, or if we otherwise fail to meet the PCAOB’s requirements, our Class A ordinary shares will be delisted from the Nasdaq Stock Market, and our shares will not be permitted for trading over the counter in the United States under the HFCAA and related regulations. If our Class A ordinary shares are prohibited from trading in the United States, we cannot assure you that we will be able to list on a non-U.S. exchange or that a market for our Class A ordinary shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our Class A ordinary shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our Class A ordinary shares. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our Class A ordinary shares could be adversely affected. Furthermore, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, results of operations and financial condition. For details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Conducting Business in China—Our Class A ordinary shares will be delisted and prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

We face various legal and operational risks and uncertainties related to being based in and having significant operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. For example, we face risks associated with regulatory approvals of offshore offerings and oversight on cybersecurity and data privacy. The PRC government may intervene in or influence our operations at any time, or may exert control over operations of our business, which could result in a material change in our operations and/or the value of our Class A ordinary shares. See also “—D. Risk Factors—Risks Related to Conducting Business in China—The PRC government has significant authority to exert influence on the China operations of an offshore holding company, and offerings conducted overseas and foreign investment in China-based issuers, such as us. Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations, financial condition, and the value of our securities.” We may need to make material changes in our operations to comply with those requirements and/or the value of our Class A ordinary shares might be affected. PRC government’s certain administrative requirements in regulating our operations, the overseas offering and listing of China-based issuers, and foreign investments could significantly limit or completely hinder our ability to offer or continue to offer our Class A ordinary shares and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant discretion over the conduct of our business and may intervene with or influence our operations or the development of the relevant industry as it deems appropriate to further regulatory, political and societal goals, subject to necessary procedures. Uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Conducting Business in China—Uncertainties with respect to the enforcement of and changes in laws and regulations in China could have a material adverse effect on our business, results of operations, financial condition and future prospects, and cause our Class A ordinary shares to significantly decline in value or become worthless.” Furthermore, the PRC government has exerted more oversight and control over overseas securities offerings and foreign investment in China-based companies, and these rules could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For further details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Conducting Business in China.”

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

Permissions and Licenses Required from the PRC Authorities for Our Operations and Overseas Securities Offerings

To the extent that the discussions in this section on permissions and licenses required from the PRC authorities for our operations in China, it is the opinion of Zhong Lun Law Firm, our PRC counsel. We are a leading Web 3.0 infrastructure and product solution provider and crypto treasury company. The operations of the businesses that we own and operate are subject to PRC laws and regulations. The laws and regulations governing relevant industries in China are relatively new and quickly evolving, thus bringing uncertainties to their interpretation and enforcement. For details, see “Item 4. Information on the Company—B. Business Overview—Regulation” in this annual report.

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

On December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”), which became effective on February 15, 2022. Under the current Cybersecurity Review Measures, subject to any further interpretation of the CAC and other relevant authorities, we believe we are not subject to the cybersecurity review by the CAC, as we are primarily engaged in the design and manufacturing of ICs or do not process any data in our business. However, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Draft Measures. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and we cannot assure you that we can fully or timely comply with such legal or regulatory requirements. If we become subject to cybersecurity inspection and/or review by the CAC or other PRC authorities or are required by them to take any specific actions, it could cause suspension or termination of the future offering of our securities, including offerings under this registration statement, disruptions to our operations, result in negative publicity regarding our company, and divert our managerial and financial resources. We may also be subject to significant fines or other penalties, which could materially and adversely affect our business, financial condition and results of operations. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in companies having operations in China, including us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless. For details, see “—D. Risk Factors— Risks Related to Conducting Business in China—Regulatory developments in China may subject us to additional regulatory review or otherwise restrict or completely hinder our ability to offer securities and raise capitals overseas, all of which could materially and adversely affect our business and cause the value of our Class A ordinary shares to significantly decline or become worthless.”

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

Cash and Asset Flows through Our Organization

None of our PRC subsidiaries has issued any dividends or distributions to respective holding companies or any investors as of the date of this annual report. Our PRC subsidiaries generate and retain cash generated from operating activities and re-invest it in our business. Historically, our PRC subsidiaries have also received equity financing from its shareholders to fund business operations of our PRC subsidiaries. In 2023, 2024 and 2025, we transferred cash proceeds of US$17.5 million, US$13.1 million and US$6.9 million to our PRC subsidiaries for the settlement of intercompany transactions and as paid-in capital for our PRC subsidiaries. In the future, cash proceeds raised from overseas financing activities may be, and are intended to be, transferred by us through subsidiaries in Hong Kong to our PRC subsidiaries via capital contribution and shareholder loans, as the case may be. Subsidiaries in China that receives such cash proceeds then will transfer funds to its subsidiaries to meet the capital needs of our business operations.

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

We have also been advised by Maples and Calder (Hong Kong) LLP that, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the U.S. (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will at common law, recognize and enforce a judgment obtained in such jurisdiction without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court, provided such judgment (1) is given by a foreign court of competent jurisdiction, (2) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (3) is final, (4) is not in respect of taxes, a fine or a penalty, (5) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

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

D. Risk Factors

Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Business

●	Uncertainties in our research and development activities;

●	Volatility of the cryptocurrency market;

●	Market conditions for HTC and HPC solutions market;

●	Constant technological changes in the industries we operate in;

●	Significant revenue contribution from our cryptocurrency mining machines;

●	Our significant holdings of BNB and related derivative exposures;

●	Market volatility, counterparty defaults and valuation uncertainty associated with our BNB-denominated assets and cryptocurrency lending arrangements; and

●	Our reliance on limited suppliers.

Risks Related to Our Operations

●	Our ability to achieve or sustain profitability;

●	Our ability to forecast our business and assess the seasonality and volatility in our business;

●	Ongoing global coronavirus COVID-19 outbreak;

●	Our ability to obtain significant financial resources;

●	Our ability to price our products at our desired margins;

●	Credit risks and concentration of credit risks in relation to defaults from counterparties;

●	Our ability to manage our growth or execute our strategies effectively; and

●	High customer concentration.

Risks Related to Our Industry

●	Adverse changes in the regulatory environment in China;

●	Adverse changes of regulatory environment in foreign markets;

●	Increasing mining difficulty, which could result in downward pressure on the expected economic returns;

●	Concert actions, which could prevent new transactions from gaining confirmations, halt payments between users, and reverse previously completed transactions;

●	Challenges against decentralized nature of cryptocurrencies; and

●	Change of algorithm and mining mechanism.

Risks Related to Conducting Business in China

●	Chinese government’s significant authority to intervene or influence our operations at any time and to exert more control over offerings conducted overseas and/or foreign investment in China-based issuers;

●	Uncertainties with respect to the PRC legal system, including such relating to the enforcement of rules and regulations in China and the risk that rules and regulations can change quickly with little advance notice;

●	Regulatory developments in China, which may subject us to additional regulatory review;

●	Significant influence of PRC government over companies with China-based operations;

●	Possibility of delisting if the PCAOB is unable to inspect auditors with presence in China;

●	Changes in the political and economic policies of the PRC government;

●	Uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations;

●	A severe or prolonged downturn in China’s economy; and

●	Increased labor costs and enforcement of stricter labor laws and regulations in China.

Risks Relating to Our Corporate Structure and Governance

●	Investors in our Class A ordinary shares not purchasing equity securities of our subsidiaries that have substantive business operations in China but instead equity securities of a Cayman Islands holding company;

●	Custodians or authorized users of our controlling non-tangible assets, including chops and seals, failing to fulfill their responsibilities;

●	Anti-takeover provisions in our currently effective memorandum and articles of association;

●	Dual-class structure of our ordinary shares which could affect the trading market for our Class A ordinary shares;

●	Less protection to shareholders due to our home country practices for corporate governance matters;

●	Certain judgments obtained against us by our shareholders may not be enforceable;

●	Reduced reporting requirements due to our emerging growth company status; and

●	Our exemption from certain provisions applicable to U.S. domestic public companies due to our foreign private issuer status.

Risks Related to Our Class A Ordinary Shares

●	Failure to maintain the listing of our Class A ordinary shares with a U.S. national securities exchange;

●	Volatile trading price of our Class A ordinary shares;

●	Lack of research or report on the business or change in recommendations regarding our Class A ordinary shares; and

●	Sale or availability for sale of substantial amounts of our Class A ordinary shares.

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

Our products, including HTC and HPC solutions and iPollo Claw products, are currently designed primarily for the mining of various cryptocurrencies, such as Bitcoin, Ethereum Classic (“ETC”) and Grin. The demand for, and pricing of, our products are therefore affected by the expected economic returns of mining activities for these cryptocurrencies, which in turn are primarily driven by, among other factors, the prices. The cryptocurrency market is highly volatile, and the prices of cryptocurrencies, such as Bitcoin, ETC and Grin, have experienced significant fluctuations over their short existence and may continue to fluctuate significantly in the future.

Historically, our revenues were primarily derived from the sales of our HTC solutions in relation to ETH, ETC and Grin mining, and HPC solutions for Bitcoin mining and distributed computing and data storage solutions for Filecoin mining. We expect our results of operations to be affected by the prices of cryptocurrencies, in particular, significantly and negatively impacted by the sharp price decrease of the prices of cryptocurrencies including Bitcoin, ETC and Grin. Although we have begun the delivery of these new products in 2022, a diversified offering of mining solution types is unlikely to spread the risk of volatility as the prices of mainstream cryptocurrencies are highly correlated. We cannot assure you that the cryptocurrency market will remain active enough to sustain the demand for our current and future mining machines or that the prices for any of these cryptocurrencies will not decline significantly in the future. Furthermore, fluctuations in the prices of cryptocurrencies, in particular, Bitcoin, ETC and Grin, can have an immediate impact on the trading price of the companies operating in the cryptocurrency industry, including our Class A ordinary shares, even before our financial performance is affected, if at all.

In addition to the market volatility, various other factors, mostly beyond our control, could impact the prices of cryptocurrencies. For example, the usage of Bitcoins in the retail and commercial marketplace is relatively low in comparison with the usage for speculation, which contributes to Bitcoin price volatility.

If the price of cryptocurrencies such as Bitcoin, ETC and Grin drops and fails to recover, the expected economic return of such mining activities will diminish, which could result in a decrease in demand for our current and future products. As a result, we may need to reduce the price of our products. At the same time, if transaction fees for these cryptocurrencies increase to such an extent as to discourage users from using them as a medium of exchange, it may decrease the transaction volume of the relevant network and may affect the demand for our products. In addition, any shortage of power supply due to government control measures or other reasons, and any increase in energy costs, would raise the costs of mining activities. This in turn could affect the expected economic return to our customers for their mining activities and the demand for and pricing of our current and future HTC and HPC solutions. Furthermore, fluctuations in the prices of Bitcoin, ETC and Grin may affect the value of our inventory as well as the provision we make to the inventory as we manage our inventory based on, among others, the sales forecast of current and future HTC and HPC solutions. If we increase our procurement volume and stock up finished goods for the launch of new products or we expect a surge of demand of certain HTC and HPC solutions, a significant drop in the prices of Bitcoin, ETC and Grin can lead to a lower expected sales price and excessive inventory, which in turn will lead to impairment losses with respect to such inventory. If the prices of Bitcoin, ETC and Grin drop significantly in the future, we may need to record write-down for potentially obsolete, slow-moving inventory. For example, we recorded an inventory write-down of RMB60.8 million, RMB10.9 million and RMB32.6million (US$4.6 million) in the cost of revenues in 2023, 2024 and 2025, respectively, due to the downward adjustment on the book value of a portion of our inventory in response to the decrease in the market price of cryptocurrency and expected economic return on cryptocurrency mining. To the extent that we are able to sell such inventory above its carrying value, our gross profit may also be inflated by such write down.

The price drop of cryptocurrencies may also adversely impact the ability of our customers who made down payments for our current or future products. We usually require full payment to be paid before the delivery of our products. If the prices of Bitcoin, ETC and Grin drop significantly in the future, we may need to offer to certain of our customers price concession in the case where they encounter the difficulties for making the final payments, even if we generally do not offer a price concession to customers. If we provide any price concession to our customers in the future, our revenues and results of operations may be adversely affected.

We have derived and may continue to derive revenues primarily from our HTC and HPC solutions. If the market for HTC and HPC solutions ceases to exist or diminishes significantly, our business, results of operations and financial condition would be materially and adversely affected.

Historically, our revenues were primarily derived from the sales of our HTC solutions in relation to ETH, ETC and Grin mining, and HPC solutions for Bitcoin mining. In 2023, 2024 and 2025, sales of our HTC and HPC solutions accounted for 91.0%, 84.0% and 98.6% of our total revenues, respectively, and our advance from customers was RMB69.3 million (US$9.9 million) as of December 31, 2025.

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

●	Bitcoin, ETC or Grin ails to gain wide market acceptance and fails to become a generally accepted medium of exchange in the global economy due to certain inherent limitations to cryptocurrencies.

●	Over time, the reward for blockchain mining will decline in terms of the amount of cryptocurrency awarded, which may reduce the incentive to mine these cryptocurrencies. Therefore, our HTC and HPC solutions may become less productive as the available rewards for cryptocurrency mining decrease.

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

BNB and other cryptocurrencies represent a relatively new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate, fluctuations of the BNB and other cryptocurrencies may adversely affect our financial results and the market price of our stock price.

We have established BNB value investment and adopted BNB as primary reserve asset. The price of BNB has historically been subject to dramatic price fluctuations and is highly volatile. Any decrease in the fair value of BNB below our carrying value could require us to incur a loss due to the decrease in fair market value, and such a charge could be material to our financial results, which may create significant volatility in our reported earnings. Any decrease in reported earnings or increased volatility of such earnings could have a material adverse effect on our stock price. In addition, if investors view the value of our shares as dependent upon or linked to the value or change in the value of our BNB holdings, the price of BNB may significantly influence the stock price.

Extreme volatility in the future, including further declines in the trading price of BNB, could have a material adverse effect on our business, financial condition and results of operations and our stock price could lose all or substantially all of its value. Furthermore, negative perception and a lack of stability and standardized regulation in the cryptocurrency economy may reduce confidence in the cryptocurrency economy and may result in greater volatility in the price of BNB and other cryptocurrencies, including a depreciation in value, further impact on our stock price.

We face risks relating to the custody of our BNB and other cryptocurrencies, including the loss or destruction of private keys required to access our BNB and cyberattacks or other data loss relating to our BNB.

We have established BNB value investment and adopted BNB as primary reserve asset. We hold our BNB with regulated custodians that have duties to safeguard our private keys. Our custodial services contracts do not restrict our ability to reallocate our BNB and other cryptocurrencies among our custodians, and our BNB and other cryptocurrencies holdings may be concentrated with a single custodian from time to time. We continually seek to engage additional custodians to achieve a greater degree of diversification in the custody of our BNB and other cryptocurrencies as the extent of potential risk of loss is dependent, in part, on the degree of diversification. If there is a decrease in the availability of crypto asset custodians that we believe can safely custody our BNB and other cryptocurrencies, we may need to enter into agreements that are less favorable than our current agreements or take other measures to custody our BNB and other cryptocurrencies, and our ability to seek a greater degree of diversification in the use of custodial services would be materially adversely affected.

Moreover, our use of custodians exposes us to the risk that the BNB and other cryptocurrencies our custodians hold on our behalf could be subject to insolvency proceedings and we could be treated as a general unsecured creditor of the custodian, inhibiting our ability to exercise ownership rights with respect to such BNB and other cryptocurrencies. Any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage we maintain related to our BNB and other cryptocurrencies.

BNB and other cryptocurrencies is controllable only by the possessor of both the unique public key and private key(s) relating to the local or online digital wallet in which the BNB and other cryptocurrencies are held. While the BNB and other cryptocurrencies blockchain ledger requires a public key relating to a digital wallet to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the BNB and other cryptocurrencies held in such wallet. To the extent the private key(s) for a digital wallet are lost, destroyed, or otherwise compromised and no backup of the private key(s) is accessible, neither we nor our custodians will be able to access the BNB and other cryptocurrencies held in the related digital wallet. Furthermore, we cannot provide assurance that our digital wallets, nor the digital wallets of our custodians held on our behalf, will not be compromised as a result of a cyberattack. The BNB and other cryptocurrencies and blockchain ledger, as well as other crypto assets and blockchain technologies, have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities.

Our use of financial derivatives involving BNB and other cryptocurrencies exposes us to significant market, liquidity and counterparty risks that could result in substantial losses.

We hold BNB as a primary reserve asset and, in connection with our treasury management and investment activities, we have entered into derivative contracts such as decumulator agreements and cryptocurrency loan arrangements. We may also enter into other derivative transactions, such as futures, options, swaps or other leveraged instruments. The cryptocurrency derivatives market is less regulated, less transparent and more volatile than traditional financial markets. These derivative arrangements often involve leverage, margin requirements and other mechanisms that can magnify losses as well as gains. Adverse price movements in the underlying cryptocurrencies may result in margin calls, forced liquidations or the need to post additional collateral on short notice. Any failure to meet margin or collateral requirements could result in the automatic liquidation of our positions at unfavorable prices, potentially causing significant realized losses. In addition, the counterparties to these derivative and lending transactions are typically cryptocurrency exchanges, lending platforms or other financial institutions that may themselves be subject to financial instability, insolvency or regulatory enforcement actions. If a counterparty defaults on its obligations, we may be unable to recover collateral posted or amounts due to us. Any such events could materially and adversely affect our financial condition, liquidity and results of operations.

Our holdings of BNB and other cryptocurrency derivatives and lending positions are subject to complex accounting treatment and valuation uncertainty, which may cause volatility in our reported financial results.

Derivative instruments involving cryptocurrencies are measured at fair value each reporting period, with changes in fair value recognized in our consolidated statements of operations. Similarly, cryptocurrency lending arrangements may require fair value measurement or other complex accounting treatments depending on their structure. The valuation of these instruments requires significant judgment, as the cryptocurrency derivatives and lending markets lack the depth and transparency of traditional financial markets. Fair value determinations may be based on pricing models that rely on assumptions regarding volatility, liquidity and counterparty credit risk, and such valuations may not reflect the actual prices we would realize upon settlement or liquidation. In addition, the accounting treatment of derivative and lending positions can be complex, and changes in the classification of these instruments or in applicable accounting guidance could result in material adjustments to our financial statements. The resulting volatility in our reported earnings may not reflect our underlying operational performance and could negatively affect investor confidence and the market price of our Class A ordinary shares.

We face significant risks relating to disruptions, forks, 51% attacks, hacks, network disruptions, or other adverse events or other compromises to the cryptocurrency blockchains, which could materially and adversely impact our business, financial condition and results of operations.

Blockchain networks are maintained by decentralized networks of participants, and as such are susceptible and vulnerable to a variety of risks, including disruptions, security breaches, and fundamental technical issues. Both networks are vulnerable to attacks by malicious actors who gain control of a significant portion of the network’s mining hash rate, a scenario commonly referred to as a 51% attack. In such an event, the attacker could double-spend transactions, reverse previously confirmed transactions, or otherwise disrupt the normal operations of the network. Successful 51% attacks have historically undermined trust in affected blockchain networks and could materially decrease the value of cryptocurrency assets.

Additionally, forks, or splits in the underlying protocol, may occur when participants fail to reach consensus on proposed upgrades or changes. Forks can lead to the creation of duplicate networks, confusion among market participants, dilution of the original network’s value, and disruption of the network’s operations. Hard forks, in particular, can materially and adversely impact the perceived stability and value of digital assets, leading to reduced demand and price declines.

Further, hacks and other security breaches targeting the core infrastructure of blockchain networks or major participants, such as exchanges and custodians, could severely impact the reputation and market confidence in these networks. Exploits of protocol-level vulnerabilities could also compromise the integrity of the cryptocurrency blockchains, resulting in a substantial loss of value.

The success and growth of cryptocurrency assets depend significantly on their continued security, stability, and scalability. Any technical failures, consensus breakdowns, governance disputes, or regulatory interventions that diminish confidence in the networks or impair their functionality could lead to a material decline in their market prices, which could materially and adversely impact our business, financial condition and results of operations. A sustained or significant decrease in the price or liquidity of cryptocurrencies, whether due to 51% attacks, forks, hacks, network disruptions, or other adverse events, could negatively impact our business, financial condition, and results of operations. Furthermore, even the perception that any of these events could occur may lead to significant market volatility and price declines, adversely affecting our business, financial condition and results of operations.

We face risks relating to the potential compromise of BNB and other cryptocurrencies’ network security by emerging technologies, including artificial intelligence and quantum computing, which may materially and adversely impact our operations and financial condition.

The security and integrity of the BNB and other cryptocurrencies’ network are fundamentally dependent on the robustness of its cryptographic algorithms. BNB and other cryptocurrencies’ protocol relies heavily on public key cryptography and hashing algorithms to secure transactions, safeguard private keys, and prevent double-spending. Advances in emerging technologies, particularly artificial intelligence (“AI”) and quantum computing may pose significant risks to the BNB and other cryptocurrencies’ network’s security and operational stability.

Quantum computing, in particular, presents a long-term threat to the cryptographic assumptions underpinning BNB and other cryptocurrencies. Should quantum computing achieve sufficient maturity, it could undermine the effectiveness of the cryptographic algorithms used to secure the blockchain, such as elliptic curve digital signature algorithms (ECDSA). A sufficiently powerful quantum computer could potentially reverse-engineer private keys from public addresses or compromise the blockchain’s consensus mechanism, leading to the theft of digital assets, double-spending, and other forms of fraud. Although current quantum computing capabilities are not yet at this level, advancements in quantum technologies could materialize more rapidly than anticipated, creating significant systemic risks for the BNB network.

AI may also pose indirect security risks. AI-driven cyberattacks, including advanced phishing schemes, autonomous malware, and intelligent blockchain analysis tools, could increase the sophistication and success rate of attacks targeting BNB and other cryptocurrencies’ users, exchanges, custodians, and node operators. The use of AI to exploit vulnerabilities in software, mining hardware, or network protocols could threaten the stability and reliability of the BNB and other cryptocurrencies’ ecosystem.

There can be no assurance that BNB and other cryptocurrencies’ current cryptographic safeguards will be sufficient to protect against future technological advances. While research and development efforts are ongoing to develop quantum-resistant cryptographic protocols, the BNB and other cryptocurrencies’ network may face challenges in adopting such technologies at scale, particularly given its decentralized governance structure. Any successful attack or perceived vulnerability arising from AI or quantum computing could materially and adversely affect the price, liquidity, and adoption of BNB and other cryptocurrencies and could negatively impact our business, financial condition and results of operations.

Market manipulation activities within the cryptocurrency market may materially disrupt market integrity, reduce liquidity, and cause significant price volatility, adversely impacting our trading operations, revenue generation, and business, financial condition and results of operations.

The cryptocurrency market has historically been subject to a high risk of market manipulation. Unlike traditional securities and commodities markets, many cryptocurrency trading platforms operate without consistent oversight or comprehensive regulatory frameworks, particularly those located outside the United States. As a result, these markets are more vulnerable to manipulative practices such as spoofing, wash trading, front-running, and pump-and-dump schemes. Such activities can distort price discovery, create artificial trading volumes, and contribute to extreme volatility.

Furthermore, cryptocurrency markets lack the transparency and market surveillance mechanisms that are typical of regulated exchanges. Certain market participants may possess significant concentrations of digital assets (commonly referred to as “whales”), enabling them to influence market prices through large transactions. The presence of unregulated trading venues, opaque order books, and limited enforcement against manipulative behavior heightens the risk of market distortions. These factors could materially and adversely affect the liquidity, price stability, and integrity of cryptocurrency markets, thereby negatively impacting the value of our digital asset holdings and our business, financial condition and results of operations.

The due diligence procedures conducted by us and our liquidity provider to mitigate transaction risk may fail to prevent transactions with bad actors that have used cryptocurrencies to launder money.

We execute trades through our liquidity providers, and rely on these third parties to implement controls and procedures to mitigate the risk of transacting with counterparties. While we expect our third party service providers to conduct their business in compliance with applicable laws and regulations and in accordance with our contractual arrangements, there is no guarantee that they will do so. Accordingly, we are exposed to risk that our due diligence procedures may fail. If we are found to have transacted in cryptocurrencies with bad actors that have used cryptocurrencies to launder money, we may be subject to regulatory proceedings and any further transactions or dealings in cryptocurrencies by us may be restricted or prohibited, which could materially and adversely affect our business, financial condition and results of operations.

We face significant risks relating to the ongoing evolution of our business model and inherent future uncertainties, which could materially impair our ability to execute our strategy, achieve profitability, and adversely affect our business, financial condition and results of operations.

As cryptocurrency assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. In order to stay current with the industry, our business model may need to evolve as well. From time to time, we may modify aspects of our business model relating to our strategy. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth, and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities in this business sector, and we may lose out on those opportunities. Such circumstances could have a material adverse effect on our business, financial condition and results of operations.

We face significant risks relating to income concentration in limited blockchain partners and associated disclosure deficiencies which may trigger regulatory actions or litigation.

Our business model has evolved to include blockchain-related services, and a portion of our future income may become dependent on relationships with a limited number of counterparties or service partners. If our blockchain or cryptocurrency-related services rely heavily on contracts with a small number of key partners, the termination, modification, or non-renewal of any such agreements could materially and adversely affect our revenue, financial condition, and operating results. Dependence on a limited number of partners could also reduce the stability and diversity of our income streams, increasing our exposure to fluctuations in partner demand and market conditions.

Failure to adequately disclose the concentration of our cryptocurrency holdings and transactions, or the degree to which it may rely on specific counterparties, could expose us to regulatory scrutiny or investor claims. If regulators or investors were to allege that our prior disclosures mischaracterized the stability or diversification of our income base, or failed to disclose key dependencies, we could face investigations, enforcement actions, or securities litigation. Any such proceedings could result in significant legal expenses, management distraction, reputational damage, and potential financial penalties, any of which could materially and adversely impact our business, financial condition and results of operations.

Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in crypto-related activities.

A number of companies that engage in BNB and/or other cryptocurrency-related activities have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions. To the extent that such events may happen to us, and we are unable to secure alternative services, they could have a material adverse effect on our business, financial condition and results of operations and potentially the value of any BNB or other cryptocurrencies we acquire or hold for our own account.

Cryptocurrencies, including BNB, face significant scaling obstacles that can lead to high fees or slow transaction settlement times.

Cryptocurrencies, including BNB, face significant scaling obstacles that can lead to high fees or slow transaction settlement times and attempts to increase the volume of transactions may not be effective. Scaling cryptocurrencies is essential to the widespread acceptance of cryptocurrencies as a means of payment, including BNB. Many cryptocurrency networks face significant scaling challenges. For example, cryptocurrencies are limited with respect to how many transactions can occur per second. Participants in the cryptocurrency ecosystem debate potential approaches to increasing the average number of transactions per second that a network can handle and have implemented mechanisms or are researching ways to increase scale, such as increasing the allowable sizes of blocks, and therefore the number of transactions per block, and sharding (a horizontal partition of data in a database or search engine), which would not require every single transaction to be included in every single miner’s or validator’s block. There is, however, no guarantee that any of the mechanisms in place or being explored for increasing the scale of settlement of cryptocurrency transactions will be effective.

If adoption of cryptocurrencies, including BNB, as a means of payment does not occur on the schedule or scale we anticipate, the demand for cryptocurrencies, including BNB, may stagnate or decrease, which could adversely affect future cryptocurrencies, including BNB, prices, and our results of operations and financial condition, which could have a material adverse effect on the market price for our securities.

BNB and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty

BNB and other digital assets, such as BNB and Solana, are relatively novel and are subject to significant uncertainty, which could adversely impact their price. The application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of BNB or the ability of individuals or institutions such as us to own or transfer BNB.

The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of BNB or the ability of individuals or institutions such as us to own or transfer BNB. For example, within the past several years: President Trump signed an executive order instructing a working group comprised of representatives from key federal agencies to evaluate measures that can be taken to provide regulatory clarity and certainty built on technology-neutral regulations for individuals and firms involved in digital assets, including through well-defined jurisdictional regulatory boundaries; the European Union adopted Markets in Crypto Assets Regulation (“MiCA”), a comprehensive digital asset regulatory framework for the issuance and use of digital assets, like BNB; in June 2023, the SEC filed complaints against Binance Holdings Ltd. and Coinbase, Inc., and their respective affiliated entities, relating to, among other claims, that each party was operating as an unregistered securities exchange, broker, dealer, and clearing agency; in November 2023, the SEC filed a complaint against Payward Inc. and Payward Ventures Inc., together known as Kraken, alleging, among other claims, that Kraken’s crypto trading platform was operating as an unregistered securities exchange, broker, dealer, and clearing agency; in June 2023, the United Kingdom adopted and implemented the Financial Services and Markets Act 2023 (“FSMA 2023”), which regulates market activities in “cryptoassets”; in November 2023, Binance Holdings Ltd. and its then chief executive officer reached a settlement with the U.S. Department of Justice, CFTC, the U.S. Department of Treasury’s Office of Foreign Asset Control, and the Financial Crimes Enforcement Network to resolve a multi-year investigation by the agencies and a civil suit brought by the CFTC, pursuant to which Binance Holdings Ltd. agreed to, among other things, pay $4.3 billion in penalties across the four agencies and to discontinue its operations in the United States; and in China, the People’s Bank of China and the National Development and Reform Commission have outlawed cryptocurrency mining and declared all cryptocurrency transactions illegal within the country.

It is not possible to predict whether, or when, new laws will be enacted that change the legal framework governing digital assets or provide additional authorities to the SEC or other regulators, or whether, or when, any other federal, state or foreign legislative bodies will take any similar actions. It is also not possible to predict the nature of any such additional laws or authorities, how additional legislation or regulatory oversight might impact the ability of digital asset markets to function, the willingness of financial and other institutions to continue to provide services to the digital assets industry, or how any new laws or regulations, or changes to existing laws or regulations, might impact the value of digital assets generally and BNB specifically. The consequences of any new law or regulation relating to digital assets and digital asset activities could adversely affect the market price of BNB, as well as our ability to hold or transact in BNB, and in turn adversely affect the market price of our listed securities.

Moreover, the risks of engaging in a cryptocurrency strategy are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

The growth of the digital assets industry in general, and the use and acceptance of BNB in particular, may also impact the price of BNB and is subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of BNB may depend, for instance, on public familiarity with digital assets, ease of buying, accessing or gaining exposure to BNB, institutional demand for BNB as an investment asset, the participation of traditional financial institutions in the digital assets industry, consumer demand for BNB as a store of value or means of payment, and the availability and popularity of alternatives to BNB. Even if growth in BNB adoption occurs in the near or medium-term, there is no assurance that BNB usage will continue to grow over the long-term.

Because BNB has no physical existence beyond the record of transactions on the BNB blockchain, a variety of technical factors related to the BNB blockchain could also impact the price of BNB. For example, malicious attacks by miners, inadequate mining fees to incentivize validating of BNB transactions, hard “forks” of the BNB blockchain into multiple blockchains, and advances in digital computing, algebraic geometry, and quantum computing could undercut the integrity of the BNB blockchain and negatively affect the price of BNB. The liquidity of BNB may also be reduced and damage to the public perception of BNB may occur, if financial institutions were to deny or limit banking services to businesses that hold BNB, provide BNB -related services or accept BNB as payment, which could also decrease the price of BNB. Actions by U.S. banking regulators, such as the issuance in February 2023 by Federal banking agencies of the “Interagency Liquidity Risk Statement,” which cautioned banks on contagion risks posed by providing services to digital assets customers, and similar actions, have in the past resulted in or contributed to reductions in access to banking services for BNB-related customers and service providers, or the willingness of traditional financial institution to participate in markets for digital assets. The liquidity of BNB may also be impacted to the extent that changes in applicable laws and regulatory requirements negatively impact the ability of exchanges and trading venues to provide services for BNB and other digital assets.

Cryptocurrency price volatility may materially depress asset valuations, necessitating substantial cash reserves or liquidity buffers to maintain operational resilience. These risks are compounded by the lack of comprehensive regulation governing cryptocurrency trading platforms, which face material exposure to fraud, market manipulation, security breaches, and operational failures that could materially and adversely affect the value of our small-cap cryptocurrency holdings.

We may invest in even more cryptocurrencies in the future, which could materially and adversely affected our business, financial condition and results of operations, primarily due to its inherent price volatility and the impact of accounting standards. Small-cap cryptocurrencies, such as BNB and Solana, are highly susceptible to sharp price swings, which can significantly impact our financial statements, especially under mark-to-market accounting. To mitigate these risks, companies holding significant amounts of small-cap cryptocurrencies must maintain substantial capital reserves to absorb potential declines in asset value without compromising their overall financial health. This heightened need for liquidity reflects the increased risk associated with holding small-cap cryptocurrencies and underscores the importance of robust risk management strategies when navigating the uncertainties of the digital asset market.

Digital asset trading platforms handling small-cap cryptocurrencies are relatively new and often operate without the oversight typical of regulated securities or commodities markets. Many platforms, particularly those based outside the United States, are subject to limited or inconsistent regulatory standards and often do not provide transparent information about their ownership, management, or compliance practices. This lack of oversight increases the risk of fraudulent activities such as artificial trading volume, wash trading, and market manipulation—issues that have been documented in unregulated BNB markets and could similarly affect small-cap cryptocurrency trading. Reports have indicated that a significant portion of trading volume on unregulated digital asset trading platforms may be artificially inflated or non-economic in nature. We may hold substantial amounts of small-cap cryptocurrencies and must be vigilant about these risks, as trading activity that is not reflective of genuine market interest can lead to volatility and potential losses.

The operational integrity of digital asset trading platforms is another critical risk factor. Many of these platforms may lack robust security measures, making them vulnerable to hacking, fraud, and other operational problems. As we may hold large quantities of small-cap cryptocurrencies, we must consider the risk of security breaches, which could materially and adversely affect our business, financial condition and results of operations.

Our cryptocurrency holdings are less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents

Historically, the BNB market has been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, we may not be able to sell our BNB or other cryptocurrency at favorable prices or at all. As a result, our cryptocurrency holdings may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents. Additionally, we may be unable to enter into term loans or other capital raising transactions collateralized by our unencumbered cryptocurrencies or otherwise generate funds using our cryptocurrency holdings, including in particular during times of market instability or when the price of such cryptocurrencies has declined significantly. If we are unable to sell our BNB or other cryptocurrencies, enter into additional capital raising transactions, including capital raising transactions using BNB as collateral, or otherwise generate funds using our cryptocurrency holdings, or if we are forced to sell our BNB or other cryptocurrencies at a significant loss, in order to meet our working capital requirements, our business and financial condition could be negatively impacted.

We are not subject to legal and regulatory obligations that apply to investment companies such as mutual funds and exchange-traded funds, or to obligations applicable to investment advisers

Mutual funds, ETFs and their directors and management are subject to extensive regulation as “investment companies” and “investment advisers” under U.S. federal and state law; this regulation is intended for the benefit and protection of investors. We are not subject to, and do not otherwise voluntarily comply with, these laws and regulations. This means, among other things, that the execution of or changes to our policies or our cryptocurrency strategy, our use of leverage, the manner in which our BNB or other cryptocurrency is custodied, our ability to engage in transactions with affiliated parties and our operating and investment activities generally are not subject to the extensive legal and regulatory requirements and prohibitions that apply to investment companies and investment advisers. Consequently, our board of directors has broad discretion over the investment, leverage and cash management policies it authorizes, whether in respect of our cryptocurrency holdings or other activities we may pursue, and has the power to change our current policies, including our strategy of acquiring and holding BNB or other cryptocurrencies.

The regulatory status of BNB under U.S. federal securities laws has been subject to conflicting interpretations and remains subject to change. Prior determinations by the SEC in certain enforcement actions have alleged that BNB was offered and sold as a security. In July 2024, a U.S. federal court dismissed the SEC’s claim that secondary market sales of BNB constitute securities transactions, though other aspects of the SEC’s enforcement action were not dismissed. In March 2026, the SEC and CFTC jointly issued interpretive guidance establishing a framework for classifying certain crypto assets, which provides that some digital assets may not constitute securities depending on the facts and circumstances of their offer and sale. While this guidance provides additional regulatory clarity for certain crypto assets, there can be no assurance that BNB will not be deemed to be a security by the SEC or a court in the future, or that future regulatory actions or policy changes will not result in BNB being treated as a security for purposes of U.S. federal securities laws.

If BNB were to be determined to constitute a security, or if we were otherwise deemed to hold a significant amount of securities, we could be required to register as an “investment company” under the Investment Company Act of 1940. Such classification would subject us to extensive and burdensome regulatory requirements, including restrictions on our capital structure, leverage, transactions with affiliates, and investment activities. Compliance with these requirements would likely necessitate significant changes to our business and operations, could materially and adversely affect our ability to execute our cryptocurrency strategy, and could result in substantial costs and operational disruptions. In addition, any determination that BNB is a security, or regulatory actions restricting the trading or use of BNB, could adversely affect the market price and liquidity of BNB, which in turn could materially and adversely affect the market price of our listed securities and our financial condition.

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

Our business growth is dependent on the development of blockchain technology and applications, particularly in the field of Bitcoin, ETC and Grin.

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

Our blockchain mining solution business depends significantly on the development of cryptocurrency applications, in particular, Bitcoin, ETC and Grin applications. The cryptocurrency market is rapidly and continuously evolving. Any actual or perceived adverse development in Bitcoin or other cryptocurrencies can significantly affect market demand for mining activities and our HTC and HPC solutions. In addition, any event or rumor that generates negative publicity for the cryptocurrency market could hinder the development and reduce market acceptance of cryptocurrency applications. Under such circumstances, our business, results of operations and financial condition could be materially and adversely affected.

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

Our OpenClaw product line is at an early stage of development, and its market acceptance and commercial success remain uncertain.

In March 2026, we launched iPollo ClawPC A1 Mini, a dedicated hardware solution designed to support the OpenClaw AI Agent System. We plan to subsequently introduce additional products, including iPollo Claw OS and a Skill Hub tailored for the OpenClaw ecosystem. The OpenClaw product line represents a new business initiative that involves the development of both hardware and software solutions for AI agent applications. The market for AI agent hardware and operating systems is nascent, rapidly evolving, and subject to changing customer preferences and competitive dynamics. We have limited experience in commercializing products of this nature, and there can be no assurance that our OpenClaw products will gain widespread market acceptance or that we will successfully develop and launch the planned features and functionalities. Failure to achieve market acceptance or to execute our product roadmap could result in significant development costs without corresponding revenue, divert management attention and resources from our core business, and materially and adversely affect our business, financial condition and results of operations.

Our OpenClaw products involve the processing of user data and integration with third-party systems, and any security breach, unauthorized access, or misuse of data could expose us to liability and harm our reputation.

Our OpenClaw product line, including the iPollo ClawPC A1 Mini and the planned iPollo Claw OS, is designed to support the OpenClaw AI Agent System and may involve the collection, storage, and processing of user data, including potentially sensitive information, as users interact with AI agents through our hardware and software system. In addition, these products may integrate with third-party platforms, applications, and cloud services. The operation of AI agent systems presents inherent risks related to data privacy, cybersecurity, and algorithmic accountability. A security breach, cyberattack, or unauthorized access to our systems or those of our third-party partners could result in the loss, corruption, or unauthorized disclosure of user data. Even the perception that such risks exist, or allegations that our products have compromised user privacy or enabled unintended or harmful outcomes, could lead to negative publicity, loss of customer trust, regulatory scrutiny, and legal claims. Any such occurrence could require significant resources to investigate and remediate, divert management attention from our core operations, and materially and adversely affect our business, reputation, financial condition and results of operations.

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

We recorded net loss of RMB254.4 million in 2023, net loss of RMB119.5 million in 2024 and net income of RMB125.9 million (US$17.9 million) in 2025. We also recorded negative cash flows from operating activities of RMB133.5 million, RMB139.3 million and RMB108.3 million (US$15.4 million) in 2023, 2024 and 2025, respectively. We cannot assure you that we will be able to generate net income or positive cash flow from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to control expenses and manage our growth effectively, achieve a more stable performance given the significant fluctuation and volatility of the prices of cryptocurrencies and blockchain mining business, and maintain our competitive advantage in the relevant markets. We expect to continue to make investments in the development and expansion of our business, which will place significant demands on our management and our operational and financial resources. Continuous expansion may increase the complexity of our business, and we may encounter various difficulties. We may fail to develop and improve our operational, financial and management controls, enhance our financial reporting systems and procedures, recruit, train and retain highly skilled personnel, or maintain customer satisfaction to effectively support and manage our growth. If we invest substantial time and resources to expand our operations but fail to manage the growth of our business and capitalize on our growth opportunities effectively, we may not be able to achieve profitability, and our business, results of operations and financial condition would be materially and adversely affected.

Our limited operating history and our volatile historical results of operations could make it difficult for us to forecast our business and assess the seasonality and volatility in our business.

We have a relatively short operating history since 2019 and did not generate any revenue until 2020. Our total revenue was RMB78.3 million, RMB40.6 million and RMB27.0 million (US$3.8 million) in 2023, 2024 and 2025, respectively. The significant decrease in our revenue in 2025 was primarily a result of (1) the switch from proof-of-work to proof-of-stake by the Ethereum Mainnet on September 15, 2022 and (2) fluctuations in the prices of cryptocurrencies. We cannot guarantee that we will improve our financial results or that we will reverse the revenue trajectory in the future due to the various risks and uncertainties disclosed elsewhere in this annual report. As the fabless IC design market is relatively nascent and still rapidly evolving, and due to our limited operating history and historical data, as well as the limited visibility into future demand trends for our products, we may not be able to accurately forecast our future total revenue and budget our operating expenses accordingly. As most of our expenses are fixed in the short-term or incurred in advance of anticipated total revenue, we may not be able to adjust our expenses in a timely manner in order to offset any shortfall in revenue.

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

We recorded net cash outflow from operating activities of RMB133.5 million, RMB139.3 million and RMB108.3 million (US$15.4 million) in 2023, 2024 and 2025, respectively. We also incurred net loss of RMB254.4 million and RMB119.5 million for 2023 and 2024, respectively, although we generated net income of RMB125.9 million (US$17.9 million) in 2025. We have in the past financed our working capital needs primarily with our capital contributions by and loans from shareholders. In August 2022, we were granted a credit line of up to RMB100 million from a commercial bank with a mortgage of our 50-year right to use a parcel of land with an area of 49,452 square meters located in Shaoxing, China. In 2023, such credit line was increased to RMB148 million. As of December 31, 2025, the credit line was increased to RMB198 million, and we had a balance of borrowing of approximately RMB177.8 million (US$25.3 million) under the credit line.

We may require additional cash resources due to the future growth, development and expansion of our business. Our future capital requirements may be substantial as we seek to expand our operations, diversify our product offering, and pursue acquisitions and equity investments. In addition, we had accounts payable of RMB18.1 million and RMB19.4 million (US$2.8 million) as of December 31, 2024 and 2025, respectively. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities or enter into additional factoring arrangements.

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

We plan to expand the application scenarios, including but not limited to AI agent system products, data centers and vision computing, by enhancing the quality and variety of our chip products and solution offerings to better serve existing customers and attract new customers. We may fail to successfully execute our expansion plan due to our limited resources and other reasons beyond our control. For example, the gain we obtain from the sales of our existing HTC and HPC solutions may not cover our expenses of development due to a prolonged depression of cryptocurrency prices. In addition, we may face relevant restrictions from existing and future regulations in connection with our expansion into these new business areas. See “—Risks Relating to Our Industry—It may be or become illegal to acquire, own, hold, sell or use cryptocurrencies, participate in the blockchain, transfer or utilize similar Bitcoin assets in China or overseas markets where we operate due to adverse changes in the regulatory and policy environment in these jurisdictions.” While we have been closely monitoring the development of the relevant regulations and have been in communication with regulatory authorities, these new business initiatives may not be viable due to regulatory concerns. Should we fail to successfully manage our growth or implement our strategies, the resources we allocate to the new business lines will be wasted, and our business, results of operations and financial condition could be materially and adversely affected.

Our business, results of operations and financial position could be adversely affected by the ongoing COVID-19 pandemic.

The outbreak of COVID-19 has spread throughout the world. On March 11, 2020, the World Health Organization declared the outbreak a global pandemic. This global outbreak has caused market panics, which materially and negatively affected the global financial markets, such as the plunge of global stocks on major stock exchanges in March 2020. Such disruption and the potential slowdown of the world’s economy in 2020 and beyond could have a material adverse effect on our results of operations and financial condition. We and our customers experienced and may continue to experience significant business disruptions and suspension of operations due to quarantine measures to contain the spread of the pandemic, which may cause shortage in the supply of raw materials, reduce our production capacity, increase the likelihood of default from our customers and delay our product delivery. For example, in April 2022, we experienced temporary delay in product delivery due to shutdown caused by the pandemic that affected our logistics service providers.

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

Our customers include both enterprises and individuals. A limited number of our major customers, however, have contributed a significant portion of our revenues in the past. In 2023, 2024 and 2025 we generated approximately 15.0%, 13.0% and 59.0% of our total revenues from our largest customer of each year and approximately 55.0%, 53.0% and 84.0% from the top five largest customers, respectively.  Although we continually seek to diversify our customer base, we cannot assure you that the proportion of the revenue contribution from these customers to our total revenues will decrease in the near future. Dependence on a limited number of major customers will expose us to the risks of substantial losses and extend the turnover days if any of them reduces or even ceases business collaborations with us. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our revenues and have a material and adverse effect on our business, results of operations, financial condition and prospects:

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

In addition, we also intend to increase our export of HTC and HPC solutions and iPollo Claw products to other overseas markets such as the European Union. However, the worldwide populism trend that calls for protectionism trade policy and potential international trade disputes could cause turbulence in the international markets. These government policies or trade barriers could increase the prices of our products and cause us to lose our sales and market share to our competitors in these countries.

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

Our future growth and success depend to a significant extent on the continuing service and contribution of our engineers and senior management personnel. Many of these key personnel are highly skilled and experienced and are difficult to recruit and retain, particularly as we seek to expand our business with respect to the HTC and HPC solutions and iPollo Claw products. Competition for recruiting qualified personnel is intense, and recruiting personnel with the combination of skills and attributes required to execute our business strategy may be difficult, time-consuming and expensive. As a result, the loss of any key personnel or failure to recruit, train or retain qualified personnel could have a significant negative impact on our operations.

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

In February 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. We are continuing to monitor the situation in Ukraine and globally and assessing its potential impact on our business. Additionally, Russia’s prior annexation of Crimea, recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication, or SWIFT, payment system, expansive ban on imports and exports of products to and from Russia and ban on exportation of U.S. denominated bank notes to Russia or persons located there. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets. Although our operations have not experienced material and adverse impact on supply chain, cybersecurity or other aspects of our business from the ongoing conflict between Russia and Ukraine, there is no assurance that such conflict would not develop or escalate in a way that could materially and adversely affect our business, financial condition, and results of operations in the future.

In addition, tensions in the Middle East, particularly between the United States and Iran, have escalated in recent years and may continue to pose risks to our business. In 2024, military confrontations between the two countries resulted in heightened regional instability and concerns over potential disruptions to global shipping routes and supply chains. More recently, in early 2026, renewed hostilities further intensified geopolitical uncertainties in the region. While we do not have direct operations or customers in Iran or the surrounding conflict zones, these tensions could lead to broader disruptions in international trade, increased volatility in global energy and commodity prices, and heightened regulatory scrutiny of cross-border transactions. Any such disruptions could adversely affect the availability or cost of components and materials used in our products, delay shipments to our customers, or complicate our international expansion plans. We cannot assure you that further escalation of conflict in the Middle East will not materially and adversely affect our business, financial condition and results of operations.

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

In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2025, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is related to lack of sufficient accounting personnel who possess adequate knowledge in financial reporting in accordance with U.S. GAAP. We intend to implement a number of measures to address this material weakness in our internal control over financial reporting. We cannot assure you, however, that these measures may fully address these deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remedied.

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

We primarily generated our revenue from sales in China in 2025. Our blockchain mining solution business could be significantly affected by, among other things, the regulatory and policy developments in China and overseas jurisdictions. Governmental authorities are likely to continue to issue new laws, rules and regulations governing the blockchain and cryptocurrency industry we operate in and enhance enforcement of existing laws, rules and regulations. For example, the People’s Bank of China, or the PBOC, the Cyberspace Administration of China, or the CAC, Ministry of Industry and Information Technology, State Administration for Industry and Commerce, China Banking Regulatory Commission, China Securities Regulatory Commission and China Insurance Regulatory Commission issued “Announcement on Preventing Token Fundraising Risks” on September 4, 2017, prohibiting all organizations and individuals from engaging in initial coin offering transactions and token trading platforms from providing pricing, information agency or other services for tokens or virtual currencies. On May 21, 2021, the Financial Stability and Development Committee of the PRC State Council mentioned the need to resolutely crack down on Bitcoin mining and trading activities. On June 18, 2021, the “Notice of the Sichuan Provincial Development and Reform Commission and the Sichuan Provincial Energy Administration on the Cleanup and Shutdown of Virtual Currency Mining Projects” required electricity companies within Sichuan Province in China to close down power supply to businesses involved in cryptocurrency mining. On June 21, 2021, the PBOC was reported to have held interviews with certain financial institutions in China, and stressed that banks and other financial institutions in China shall strictly implement the “Guarding Against Bitcoin Risks” and the “Announcement on Preventing Token Fundraising Risks” and other regulatory requirements, diligently fulfill their customer identification obligations, and shall not provide account opening, registration, trading, clearing, settlement and other services related to blockchain and cryptocurrency business. On September 15, 2021, ten ministries and commissions, including PBOC, CAC and the Supreme People’s Court of PRC, published the Notice on Further Prevention and Disposal of the Risk of Speculation in Cryptocurrency Trading, which clarifies that certain cryptocurrency-related businesses are illegal financial activities and emphasizes the establishment of a mechanism to deal with risks related to cryptocurrency trading and speculation, strengthening the monitoring and warning of cryptocurrency trading and speculation risk, and the establishment of a multi-dimensional and multi-level risk prevention and disposal system. Furthermore, according to the Industrial Structure Adjustment Guidance Catalogue (2024 Edition) published by the National Development and Reform Commission on December 27, 2023, cryptocurrency mining activities are listed as the backward production processes and equipment under the eliminated category, and as such, investments in activities in the elimination category, including cryptocurrency mining activities, are prohibited in China. These regulations may severely restrict our ability to expand our business or serve our customers in China. We cannot assure you that government authorities in China will not introduce further enhanced regulation over the cryptocurrency industry that may lead to our inability to operate in China at all.

In light of these developments in China, we are in the process of expanding our business in the overseas IC markets. We may be subject to restrictions relating to the transfer of blockchain mining solutions out of China, as China has strengthened regulations on exports of goods, technology and services. Specifically, for computers and related components used in blockchain mining solutions, exporting enterprises should carefully evaluate whether the mining solutions, their components, and any data or information contained are subject to export restrictions, and therefore are required to go through relevant export licensing procedures before such mining solutions can be transported out of China. The relevant restrictions that apply to the transfer of blockchain mining solutions by us include, but are not limited to, the Catalogue of Goods Prohibited from Export, the Catalogue of Goods Subject to Export License Management, the Catalogue of Technologies Prohibited from Export and Restricted from Export in China, the Catalogue for the Administration of Import and Export Licenses of Dual-use Items and Technologies, and other applicable export control catalogues and lists. If we are deemed to have violated export restrictions or data security regulations in China or otherwise become subject to government interferences, we may be subject to administrative penalties or criminal investigation by relevant government authorities and our business expansion in overseas markets may be delayed, interrupted or compromised.

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

In addition, cryptocurrencies may be used by market participants for black market transactions to conduct fraud, money laundering and terrorism-funding, tax evasion, economic sanction evasion or other illegal activities. As a result, governments may seek to regulate, restrict, control or ban the mining, use, holding and transferring of cryptocurrencies. We may not be able to eliminate all instances where other parties use our products to engage in money laundering or other illegal or improper activities. We cannot assure you that we will successfully detect and prevent all money laundering or other illegal or improper activities which may adversely affect our reputation, business, financial condition and results of operations. With advances in technology, cryptocurrencies are likely to undergo significant changes in the future. It remains uncertain whether Bitcoin, ETC and Grin will be able to comply with, or benefit from, those changes. In addition, as mining activities employ sophisticated and high computing power devices that need to consume large amounts of electricity to operate, future developments in the regulation of energy consumption, including possible restrictions on energy usage in the jurisdictions where we sell our products, may also affect our business operations and the demand for our blockchain mining solutions. There has been negative public reaction to the environmental impact of mining activities, particularly the large consumption of electricity, and governments of various jurisdictions have responded. For example, in the United States, certain local governments of the state of Washington have discussed measures to address the environmental impacts of Bitcoin-related operations, such as the high electricity consumption of Bitcoin mining activities.

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

In addition, the number of Bitcoins awarded for solving a block in the blockchain halves approximately every four years until the estimated complete depletion of Bitcoin by around the year 2140. In each of 2013, 2014 and 2015, approximately 25 Bitcoins were awarded for each block solved. The number of Bitcoins awarded for solving a block halved in 2016 to 12.5 Bitcoins per block and halved in 2020 to 6.25 Bitcoins per block. It halved again in 2024 to 3.125 Bitcoins per block. It is unclear how the market will react to future reward halving events and how the Bitcoin price and the expected economic returns on Bitcoin mining will be affected. Similar mechanism applies to Ethereum before the merge to POS.

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

Many cryptocurrency networks face significant scaling challenges. For example, as of December 31, 2019, Bitcoin network could handle, on average, five to seven transactions per second. Various solutions have been promoted to resolve this problem, including segregated witness, Lightening Network and the introduction of Bitcoin Cash. However, we cannot assure you that the cryptocurrencies community will accept these solutions, or these solutions will effectively resolve these problems.

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

We face intense industry competition.

As a fabless IC design company, we operate in a highly competitive environment. Our competitors include companies that may have a larger market share, greater brand recognition, broader international customer base, greater financial resources or other competitive advantages. We expect that competition in the HPC industry will continue to be intense as we compete not only with existing players that have been focused on blockchain mining, but also new entrants that include well-established players in the semiconductor industry, and players who were not predisposed to this industry in the past. In terms of smart-NICs, we expect to face competition from industry giants such as Broadcom and Intel as well as other existing and new players that are more established than us. Some of these competitors may also have stronger brand names, greater access to capital, longer histories, longer relationships with their suppliers or customers and more resources than we do. In the field of AI agents, numerous new ventures keep emerging and competing against us in this industry.

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

In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB inspections team has also completed fieldwork for 2023, with the complete access required under the HFCAA. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. Our financial statements contained in this annual report of Form 20-F have been audited by MaloneBailey, LLP, an independent registered public accounting firm that is headquartered in the United States with offices in Beijing and Shenzhen, China, and Tokyo, Japan. MaloneBailey, LLP is a firm registered with the PCAOB, and is required by the United States laws to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. As of the date of this annual report, we have not been and do not expect to be identified by the SEC under the HFCAA. However, if the PCAOB is unable to inspect and investigate completely registered public accounting firms located in China and we fail to retain a registered public accounting firm that the PCAOB is able to inspect and investigate completely for two consecutive years, or if we otherwise fail to meet the PCAOB’s requirements, our Class A ordinary shares will be delisted from the Nasdaq Stock Market, and our shares will not be permitted for trading over the counter in the United States under the HFCAA and related regulations. If our Class A ordinary shares are prohibited from trading in the United States, we cannot assure you that we will be able to list on a non-U.S. exchange or that a market for our Class A ordinary shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our Class A ordinary shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our Class A ordinary shares. Moreover, the HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our Class A ordinary shares could be adversely affected. Furthermore, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, results of operations and financial condition.

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

The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has published new policies that significantly affected certain industries including the cryptocurrency industry, which may severely restrict our ability to expand our business or serve our customers in China. We cannot assure you that government authorities in China will not introduce further enhanced regulation over the cryptocurrency industry that may lead to our inability to operate in China at all. Furthermore, the PRC government has indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. For example, on July 6, 2021, the relevant PRC government authorities promulgated the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; and (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (1) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or, in extreme cases, become worthless. We did not have to make such filings with or obtain the relevant approvals from the CSRC for our initial public offering completed on July 11, 2022 and the supplemental offering completed on September 27, 2022 because the offerings had been completed before the enactment of the Trial Measures. We completed the filing with the CSRC with respect to our subsequent follow-on offerings, and we will be obligated to submit filings with the CSRC in a timely manner for our future offerings. If we cannot obtain such approvals or the CSRC rescind our approvals, we may not continue to offer securities to investors and cause the value of our securities to significantly decline or, in extreme cases, become worthless.

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

In recent years, the PRC economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. While inflation has slowed in recent years, it is uncertain when the general price level may increase or decrease sharply in the future. Moreover, the significant economic growth in China has resulted in a general increase in labor costs and shortage of low-cost labor. Inflation may cause our production cost to continue to increase. If we are unable to pass on the increase in production cost to our customers, we may suffer a decrease in profitability and a loss of customers, and our results of operations could be materially and adversely affected.

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

We are, and will continue to be, a “controlled company” as defined under corporate governance rules of Nasdaq Stock Market, because Mr. Jianping Kong beneficially owns approximately 21.6% of our then-issued and outstanding ordinary shares and is able to exercise approximately 54.1% of the total voting power of our issued and outstanding ordinary shares. For further information, see “Item 7. Major Shareholders and Related Party Transactions–A. Major Shareholders.” For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including (1) the requirement that our director nominees must be selected or recommended solely by independent directors and (2) the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Our currently effective memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares.

Our currently effective memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a provision that entitles each Class B ordinary share to 50 votes in respect of all matters subject to a shareholders’ vote. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority without further action by our shareholders to issue additional Class B ordinary shares, which will be dilutive to our Class A ordinary shareholders. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares. We could issue preferred shares quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class A ordinary shares may fall and the voting and other rights of the holders of our Class A ordinary shares may be materially and adversely affected.

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

The trading price of our Class A ordinary shares has been volatile since our Class A ordinary shares began to trade on the Nasdaq Global Market following our initial public offering in July 2022. The trading price of our Class A ordinary shares could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our Class A ordinary shares may be highly volatile for factors specific to our operations including the following:

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

Moreover, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of initial public offerings, particularly among companies with relatively smaller public floats. As we have a relatively small public float, we may experience greater stock price volatility, including aggressive price run-ups and declines, lower trading volume and less liquidity, compared with companies with larger public floats. In particular, our Class A ordinary shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock run-up, may be unrelated to our actual or expected operating performance, financial condition or prospects, and industry, market or economic factors, which makes it difficult for prospective investors to assess such rapidly changing value of our Class A ordinary shares. In addition, if the trading volumes of our Class A ordinary shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A ordinary shares. This low volume of trades could also cause the price of our Class A ordinary shares to fluctuate significantly, with large percentage changes in price occurring in any trading day session. Holders of the Class A ordinary shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to such low-volume trading. As a result of such volatility, investors may experience losses on their investment in our Class A ordinary shares. Such volatility also could adversely affect our ability to issue additional Class A ordinary shares or other securities and our ability to obtain additional financing in the future, as well as our ability to retain key employees, many of whom have been granted equity incentives. Furthermore, the potential extreme volatility may confuse the public investors of the value of our Class A ordinary shares, distort the market perception of the price of our Class A ordinary shares, and our financial performance and public image, and negatively affect the long-term liquidity of our Class A ordinary shares, regardless of our actual or expected operating performance.

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

For purposes of the income test, “gross income” generally consists of sales revenues less the cost of goods sold, together with income from investments and from other sources, and “passive income” generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. However, under the applicable guidance, it is unclear how companies, like us, with negative gross revenue, are treated. Assuming that we are permitted to use gross loss to offset our passive income, based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not expect to be classified as a passive foreign investment company, or a PFIC, for the taxable year ended December 31, 2025 or for the current taxable year, although, in each case, there can be no assurance in this regard.

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

Effective September 19, 2025, we were approved to transfer from the Nasdaq Capital Market to the Nasdaq Global Market.

On November 26, 2025, we announced the launch of our new Real World Assets (“RWA”) strategic initiative: the Next Big BNB Program (the “NBNB Program”). This program aims to develop a comprehensive RWA infrastructure and compliance ecosystem on BNB Chain, spanning asset classes such as equities, bonds, new energy and real estate. Its mission is to help build a next-generation financial system that seamlessly connects the real economy with the on-chain world.

On December 30, 2025, we increased the votes per Class B ordinary share from 30 to 50.

On March 6, 2026, we announced the official launch of iPollo ClawPC A1 Mini, a new product under its sub-brand iPollo. This product is a dedicated hardware solution designed to efficiently and conveniently support the OpenClaw AI Agent System. Engineered to address diverse usage scenarios, including gaming, professional content creation, and smart office environments, it delivers an efficient, fluent, and localized AI-powered intelligent experience for users. OpenClaw is an open-source autonomous AI agent platform designed to build intelligent assistants capable of reasoning, retaining memory, and executing tasks across digital systems. It is an autonomous agent that can execute tasks via large language models, using messaging platforms as the main user interface.

Our principal executive office is located at Floor 12, China Yuangu Hanggang Technology Building, 509 Qianjiang Road, Shangcheng District, Hangzhou, Zhejiang, People’s Republic of China. Our telephone number at this address is (86) 0571-8665 6957. Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Capital Resources.”

SEC maintains an Internet site, http://www.sec/gov, which contains reports, proxy and information statements, and other information regarding us.

B. Business Overview

We are a leading Web 3.0 infrastructure and product solution provider and crypto treasury company. We are committed to the development of HTC chips and HPC chips. We have built a comprehensive FPU architecture which offers solution that integrates the features of both HTC and HPC. In addition, we have established BNB value investment and adopted BNB as primary reserve asset. Furthermore, we launched the iPollo Claw, a dedicated hardware solution for the OpenClaw AI Agent Ecosystem.

We have established an integrated solution platform covering three main business verticals, including HTC solutions and HPC solutions. Our HTC solutions feature our proprietary Cuckoo series chips, which have become alternative ASICs solutions for traditional GPUs. Our HPC solutions offer both HPC chips, Darkbird, and Bitcoin mining machine, iPollo. We launched the iPollo ClawPC A1 Mini in March 2026, a dedicated hardware solution designed to support the OpenClaw AI Agent System.

We have strong capabilities for IC design and related research and development for the Metaverse computing network. We have successfully designed our 55nm, 40nm, 22nm and n+1 ASIC chips and our 38nm memory chip. Our unique Nano FPU design architecture allows us to develop HTC chips with superior computing power and high-power efficiency as compared to most traditional GPUs available in the market. As of December 31, 2025, we had registered 40 software copyrights, four IC layout-design rights and 46 patents, and applied for registration of 4 patents. We enjoy a skilled talent pool and are committed to enhancing our technology leadership and upgrade our product solutions through our high-caliber research and development team. As of December 31, 2025, our research and development team consisted of 13 engineers, researchers, programmers and data analysts.

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

Roadmap for Our Future Products and Services

We have formally established BNB value investment as a new business sector and adopted BNB as our primary reserve asset. As of December 31, 2025, we held a total of 126,662 BNBs and a receivable for 3,338 BNBs collateral.

We have announced the official launch of iPollo ClawPC A1 Mini , the new product under its sub-brand iPollo. This product is a dedicated hardware solution designed to efficiently and conveniently support the OpenClaw AI Agent System. Engineered to address diverse usage scenarios including gaming, professional content creation, and smart office environments, it delivers an efficient, fluent, and localized AI-powered intelligent experience for users.

We plan to launch the iPollo Claw OS, along with a dedicated Skill Hub tailored for the OpenClaw ecosystem. We also intend to introduce additional OpenClaw-compatible hardware products through the iPollo Store (ipollo.com). This product lineup aims to establish an integrated ecosystem spanning terminals and operating systems, as well as both hardware and software.

Our Cryptocurrency Holdings

Overview of BNB

BNB functions as the core utility and governance token within the BNB chain ecosystem (BNB Chain), supporting diversified use cases primarily including decentralized finance (DeFi), centralized finance (CeFi), and payment solutions (PayFi). BNB operates as a multifunctional, scalable blockchain infrastructure token essential to BNB Chain’s ecosystem operations and innovation. BNB may be utilized to enable transaction fee payments, staking/governance participation, liquid staking derivatives, CeFi privileges, real-world payments, decentralized storage, and financial services, while supporting ecosystem growth through validator rewards and protocol governance.

BNB Token Supply Mechanisms

BNB was launched in 2017 with an initial total supply of 200 million tokens. The protocol operates a deflationary model that progressively reduces supply. As of July 2025 following the 32nd quarterly burn event, BNB’s total supply stood at approximately 139.29 million tokens.

For the token generation mechanism, BNB implements zero post-launch token minting, eliminating inflationary mechanisms. Supply reduction occurs exclusively through burning. Cross-chain transfers between BNB Smart Chain (BSC) and BNB Greenfield utilize lock/unlock protocols, and there is no new token creation for BNB.

For the burn mechanism, BNB employs two primary burn mechanisms, including (1) auto-burn, which executes algorithmic quarterly burns based on BNB market price and BSC block production metrics, which constitutes an auditable, transparent on-chain process independent of centralized exchanges, and (2) real-time burn, which destroys a portion of BSC gas fees per block where governance mechanisms determine the burn ratio, dynamically adjusting according to network activity.

In addition, BNB operates as a deflationary token. The auto-burn and real-time burn mechanisms systematically reduce total supply. There is no inflation mechanism for BNB, as it prohibits new token creation.

BNB Ecosystem

The BNB ecosystem comprises multiple blockchains, including BSC, opBNB (Layer-2 scaling solution), and BNB Greenfield (decentralized storage network), collectively establishing infrastructure supporting Web3, DeFi, AI, and data tokenization innovations. BNB serves as the core utility token enabling payment fees, staking, governance, storage, and real-world transactions across this ecosystem.

BNB Lifecycle

BNB commenced its lifecycle with a genesis event in 2017, launching via an initial coin offering where 200 million tokens were minted. It initially existed as an Ethereum ERC-20 token before migrating to become the native token of BNB Chain. The protocol explicitly prohibits the creation of any new tokens after this genesis event.

We adopted BNB as our core digital asset treasury to support our long-term strategic development.

As of December 31, 2025, our company holds 126,662 BNB tokens with a fair value of RMB768.6 million (US$109.3 million) as cryptocurrency assets, reflecting RMB132.3 million (US$18.8 million) unrealized gain from change in fair value, attributable to BNB trading price fluctuations. An additional 3,338 BNB tokens, valued at RMB20.3 million (US$2.9 million), are held with a third-party exchange as collateral to the lender who has the rights to, among other activities, lend or re-hypothecate such cryptos at the sole discretion of the lender.

Digital asset receivables are not interest-bearing and the lender has an obligation to return to us at maturity of the loan. Our receivable for cryptocurrencies collateral are with only one counterparty.

Custody of our Cryptocurrency Holdings

We maintain our cryptocurrency holdings in wallets hosted on reputable exchanges, including Hashkey Exchange, CEFFU, Coinbase and Binance. The selection of these exchanges involves a careful evaluation of their security measures, regulatory compliance, and requires approval by our senior management. When establishing new wallets, an operational representative and two additional reviewers are required to be physically present. Wallet passwords are set and securely maintained by one designated reviewer. We employ a robust “3-of-2” multisignature (Multisig) security arrangement to enhance protection, requiring multiple authorized signatures to authorize transactions. Hardware wallets are securely stored in dedicated safes. Software wallets are utilized strictly as transitional platforms, facilitating individual incoming and outgoing transactions without retaining balances, thereby minimizing exposure and enhancing security.

Our Customers

The customer base for our products comprises both enterprises and individual buyers. Generally, we either require prepayment in full or offer alternative payment plans for customers to prepay a certain percentage with the remainder to be settled after the completion of manufacturing but before the delivery of the products. In 2023, 2024 and 2025 approximately 70%, 62% and 88% of our revenue were generated from our mining machine customers in China, respectively. We expanded our customer base to overseas markets such as North America, Europe and the Southeast Asia. Going forward, we expect our sales revenues from overseas markets as a percentage of the total revenues to increase substantially. See “Item 3. Key Information—D. Risk Factors —Risks Relating to Our Industry—It may be or become illegal to acquire, own, hold, sell or use cryptocurrencies, participate in the blockchain, transfer or utilize similar Bitcoin assets in China or overseas markets where we operate due to adverse changes in the regulatory and policy environment in these jurisdictions.”

In 2023, 2024 and 2025, substantially all of our HTC and HPC solutions are distributed through direct sales. We do not restrict resales of our mining machine products by our customers, so some of our customers in China may resell purchased products to end-users or other buyers located in overseas markets. In 2022, we began to engage distributors to facilitate distribution of our products in certain countries.

Research and Development

Our success depends largely on our ability to continue to develop and launch cutting-edge IC products catering to the evolving market demand. We have assembled a dedicated in-house research and development team. As of December 31, 2025, our research and development team comprised 13 members, representing approximately 19.4% of our total employees. Core members of our research and development team all have more than ten years of relevant industry experience. In 2023, 2024 and 2025, our research and development expenses were RMB88.6 million, RMB50.1 million and RMB8.1 million (US$1.1 million), respectively. As of December 31, 2025, we had registered 40 software copyrights, four IC layout-design rights and 46 patents, and applied for registration of 4 patents.

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

Competition

The global fabless IC design market is relatively concentrated with a few large players. We are a leading Web 3.0 infrastructure and product solution provider and crypto treasury company that provide a rich product matrix consisting of HTC chips, HPC chips and iPollo Claw products.

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

As of December 31, 2025, we have registered 105 trademarks and 751 domain names. As of the same date, we had registered 40 software copyrights, four IC layout-design rights and 46 patents, and applied for registration of 4 patents. Proprietary know-how that is not patentable and proprietary technologies and processes for which patents, IC layout design rights and copyrights are difficult to enforce are also of significant importance to our operations. We rely on trade secret protection and confidentiality agreements to safeguard our interests in this respect. Certain elements in our operations are not covered by patents, IC layout design rights or copyrights. We have taken security measures to protect these elements.

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

Employees

As of December 31, 2025, we had 67 employees, substantially all of whom were in China. The following table sets forth the number of our employees by function as of December 31, 2025:

Function	Number of Employees	Percentage %
Management	4	6.0
Research and development	13	19.4
Sale and marketing	10	14.9
Finance, operations and others	40	59.7
Total	67	100.0

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

Properties

We are headquartered in Hangzhou, Zhejiang province, China. As of December 31, 2025, we occupied three leased properties with an aggregate gross floor area of approximately 2,201 square meters and seven self-constructed properties with an aggregate gross floor area of approximately 127,505 square meters located in Hangzhou, and Shaoxing, China. In May 2022, we entered into a land use agreement and made full payment for the right to use a parcel of land with an area of 49,452 square meters located in Shaoxing, China for 50 years. We mortgaged such land use right and constructed properties to obtain a credit line of up to RMB198 million from a commercial bank.

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

In July 2025, a customer filed a civil action against one of our subsidiaries at the People’s Court of Shangcheng District, Hangzhou City, for a sales contract dispute, claiming that we breached the contract and demanding a return of payment of RMB4,965,147 including related interests. Given the nature of the case, as of the date of this annual report, the amount liable by us in the event of an unfavorable outcome cannot be reasonably estimated.

Regulation

We are a leading Web 3.0 infrastructure and product solution provider and crypto treasury company. This section sets forth a summary of the applicable laws, rules, regulations, government and industry policies and requirements that have a significant impact on our operations and business. This summary does not purport to be a complete description of all the laws and regulations, which apply to our business and operations. Investors should note that the following summary is based on relevant laws and regulations in force as of the date of this annual report, which may be subject to change.

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

PRC Policies and Regulations relating to the Cryptocurrency Industry

The policies and regulations relating to the cryptocurrency industry do not have a direct impact on us. However, they could have an impact on our customers in China, which could indirectly impact the demand for our cryptocurrency mining machines.

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

Laws and Regulations Relating to Cryptocurrency Holding

The laws and regulations applicable to Bitcoin and crypto assets are evolving and subject to interpretation and change.

Governments around the world have reacted differently to crypto assets; certain governments have deemed them illegal, and others have allowed their use and trade without restriction, while in some jurisdictions, such as the U.S., crypto assets are subject to overlapping, uncertain and evolving regulatory requirements.

As crypto assets have grown in both popularity and market size, the U.S. Executive Branch, Congress and a number of U.S. federal and state agencies, including the Financial Crimes Enforcement Network, the Commodity Futures Trading Commission (“CFTC”), the SEC, the Financial Industry Regulatory Authority, the Consumer Financial Protection Bureau, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS and state financial regulators, have been examining the operations of crypto asset networks, crypto asset users and crypto asset exchanges, with particular focus on the extent to which crypto assets can be used to violate state or federal laws, including to facilitate the laundering of proceeds of illegal activities or the funding of criminal or terrorist enterprises, and the safety and soundness and consumer-protective safeguards of exchanges or other service-providers that hold, transfer, trade or exchange crypto assets for users. Many of these state and federal agencies have issued consumer advisories regarding the risks posed by crypto assets to investors. In addition, federal and state agencies, and other countries have issued rules or guidance regarding the treatment of crypto asset transactions and requirements for businesses engaged in activities related to crypto assets.

Depending on the regulatory characterization of Bitcoin, the markets for Bitcoin in general, and our activities in particular, our business and our Bitcoin strategy may be subject to regulation by one or more regulators in the United States and globally. Ongoing and future regulatory actions may alter, to a materially adverse extent, the nature of crypto assets markets, the participation of industry participants, including service providers and financial institutions in these markets, and our ability to pursue our Bitcoin strategy. Additionally, U.S. state and federal and foreign regulators and legislatures have taken action against industry participants, including crypto assets businesses, and enacted restrictive regimes in response to adverse publicity arising from hacks, consumer harm, or criminal activity stemming from crypto assets activity. U.S. federal and state energy regulatory authorities are also monitoring the total electricity consumption of cryptocurrency mining, and the potential impacts of cryptocurrency mining to the supply and dispatch functionality of the wholesale grid and retail distribution systems. Many state legislative bodies have passed, or are actively considering, legislation to address the impact of cryptocurrency mining in their respective states.

The CFTC takes the position that some crypto assets, including Bitcoin, fall within the definition of a “commodity” under the Commodities Exchange Act of 1936, as amended (the “CEA”). Under the CEA, the CFTC has broad enforcement authority to police market manipulation and fraud in spot crypto assets markets in which we may transact. Beyond instances of fraud or manipulation, the CFTC generally does not oversee cash or spot market exchanges or transactions involving crypto asset commodities that do not utilize margin, leverage, or financing. In addition, CFTC regulations and CFTC oversight and enforcement authority apply with respect to futures, swaps, other derivative products and certain retail leveraged commodity transactions involving crypto asset commodities, including the markets on which these products trade.

The SEC and its staff have taken the position that certain other crypto assets fall within the definition of a “security” under the U.S. federal securities laws. Public statements made by senior officials and senior members of the staff at the SEC indicate that the SEC does not consider Bitcoin to be a security under the federal securities laws. However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other crypto assets.

In addition, since transactions in Bitcoin provide a degree of anonymity, they are susceptible to misuse for criminal activities, such as money laundering. This misuse, or the perception of such misuse, could lead to greater regulatory oversight of Bitcoin and Bitcoin platforms, and there is the possibility that law enforcement agencies could close or blacklist Bitcoin platforms or other Bitcoin-related infrastructure with little or no notice and prevent users from accessing or retrieving Bitcoin held via such platforms or infrastructure. For example, the U.S. Treasury Department’s Office of Foreign Assets Control has issued updated advisories regarding the use of virtual currencies, added a number of crypto asset exchanges and service providers to the Specially Designated Nationals and Blocked Persons list and engaged in several enforcement actions, including a series of enforcement actions that have either shut down or significantly curtailed the operations of several smaller crypto asset exchanges associated with Russian and/or North Korean nationals. Additionally, in January 2025, the Consumer Financial Protection Bureau announced that it is seeking public input on privacy protections and surveillance in digital payments, particularly those offered through large technology platforms.

As noted above, activities involving Bitcoin and other crypto assets may fall within the jurisdiction of more than one financial regulator and various courts and such laws and regulations are rapidly evolving and increasing in scope. On January 23, 2025, President Trump issued an executive order titled, Strengthening American Leadership in Digital Financial Technology. While the executive order did not mandate the adoption of any specific regulations, the executive order identifies certain key objectives to guide agencies involved in crypto regulation, including (i) protecting the sovereignty of the United States dollar by promoting the development of United States dollar-backed stablecoins, (ii) providing regulatory clarity and certainty built on technology-neutral regulations for individuals and firms involved in crypto assets, including through well-defined jurisdictional regulatory boundaries, and (iii) taking measures to protect Americans from the risks of Central Bank Digital Currencies. To achieve these objectives, the executive order established a working group on crypto asset markets within the National Economic Council, comprised of representatives from key federal agencies, with a tight timeline for examining existing regulations and proposing a new regulatory framework. There have also been several bills introduced in Congress that propose to establish additional regulation and oversight of the crypto asset markets.

C. Organizational Structure

We are an exempted company incorporated pursuant to the laws of Cayman Islands. We operate and own our assets directly and indirectly through a number of subsidiaries. The following is a list of our principal subsidiaries as of the date of this annual report on Form 20-F, their jurisdictions of incorporation and the ownership interest we hold:

Subsidiaries	Place of Incorporation	Ownership Interest
Ipolloverse Cayman Ltd	Cayman Islands	70%
Ipollo Tech Ltd	Cayman Islands	100%
Nano Labs Inc	BVI	100%
Ipollo Tech Inc	BVI	100%
Nano Dstock Inc	United States	70%
Ipolloverse Tech Inc	BVI	70%
Nano Technology HK Limited	Hong Kong	100%
Nano Labs HK Limited	Hong Kong	100%
Ipollo HK Limited	Hong Kong	100%
Nano bit HK Limited	Hong Kong	100%
IPOLLO PTE. LTD.	Singapore	100%
Ipolloverse HK Limited	Hong Kong	70%
Haowei Technology (Shaoxing) Co., Ltd.	Shaoxing, China	100%
Zhejiang Haowei Technology Co., Ltd.	Hangzhou, China	100%
Zhejiang Metaverse Technology Co., Ltd.	Hangzhou, China	100%
Haoweiverse Technology (Shaoxing) Co., Ltd.	Shaoxing, China	65%
Metaski (Shaoxing) Technology Co., Ltd.	Shaoxing, China	100%
Metaverse (Shaoxing) Technology Co., Ltd.	Shaoxing, China	100%
Shenzhen Matamata Technology Co., Ltd.	Shenzhen, China	100%
Zhejiang Ipollo Technology Co., Ltd.	Hangzhou, China	100%
Metameta (Shaoxing) Technology Co., Ltd.	Shaoxing, China	100%
Hangzhou Meta Technology Co., Ltd.	Hangzhou, China	100%
Zhejiang Nanomicro Technology Co., Ltd.	Hangzhou, China	100%
Zhejiang NanoBlock Technology Co., Ltd.	Hangzhou, China	100%
Zhejiang Weike Technology Co., Ltd.	Hangzhou, China	100%
Shenzhen Matavos Technology Co., Ltd.	Shenzhen, China	100%
Zhejiang Boluoyuanzhua Technology Co., Ltd	Hangzhou, China	100%
Zhejiang Ipollo Metacomputing Co., Ltd.	Hangzhou, China	70%

The following diagram illustrates our corporate structure, including our principal subsidiaries described above, as of the date of this annual report on Form 20-F:

(1)	The remaining 35% equity interest is owned by Hangzhou Lin’an Mantefu Technology Co., Ltd., an unaffiliated third party.

(2)	The remaining 30% equity interest is owned by Metadata Labs Inc., an unaffiliated third party.

(3)	The remaining 2% equity interest is owned by Metameta (Shaoxing) Technology Co., Ltd, a 100% subsidiary of Zhejiang Metaverse Technology Co., Ltd.

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

A. Operating results

Overview

We are a leading Web 3.0 infrastructure and product solution provider and crypto treasury company. We are committed to the development of HTC chip, HPC chips and iPollo Claw products. We have built a comprehensive FPU architecture which offers solution that integrates the features of both HTC and HPC. In addition, we have established BNB value investment and adopting BNB as primary reserve asset. Our Cuckoo series are one of the first near-memory HTC chips available in the market with a maximum bandwidth of approximately 2.27 Tbps, as well as one of the first movers of ASIC-based Grin mining market.

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

Competitiveness in research and development

Research and development is key to the success of our products and solutions. Our research and development expenses were RMB88.6 million, RMB50.1 million and RMB8.1 million (US$1.1 million) in 2023, 2024 and 2025, respectively. We continue to focus on enhancing our product planning and research and development capabilities to introduce or improve products that can address the evolving customer needs in a timely manner. As existing competitors may introduce new technologies or provide more competitive offerings and more companies may enter the market to compete with us, competition may intensify in the future, and consequently, our competitiveness and market share may be affected. As a result, our ability to continue offering new and enhanced ICs as well as competitive products and technologies will have a significant impact on our results of operations.

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

Liquidity

In 2025, we incurred net income of RMB125.9 million (US$17.9 million) and recorded net cash used in operating activities of RMB108.3 million (US$15.4 million). Historically, we relied primarily on both operational sources of cash and non-operational sources of financing from investors to fund our operations and business development. Our ability to continue as a going concern is dependent on our management’s ability to successfully execute our business plan, which includes increasing revenues while controlling costs and operating expenses as well as generating operational cash flows and continuing to gain support from outside sources of financing. However, there can be no assurance that we will be successful in acquiring additional financing or that any additional financing would be sufficient to continue operations in future years.

Key Components of Results of Operations

Net Revenues

Our net revenues are primarily derived from sales of our HTC and HPC solutions and provision of design and technical services to our customers.

The following table sets forth the breakdown of our net revenues by category, both in absolute amount and as a percentage of total net revenues for each category for the periods indicated:

	Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
Product sales revenue	71,321,462	91.0	34,096,450	84.0	26,633,026	3,789,128	98.6
Service revenue	7,013,914	9.0	6,499,466	16.0	373,718	53,170	1.4
Total net revenues	78,335,376	100.0	40,595,916	100.0	27,006,744	3,842,298	100.0

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

	2023			2024			2025
			Average selling			Average selling				Average selling
	Revenue	Sales Volume	price per unit	Revenue	Sales Volume	price per unit	Revenue		Sales volume	price per unit
	(RMB)	(Unit)	(RMB)	(RMB)	(Unit)	(RMB)	(RMB)	(US$)	(Unit)	(RMB)	(US$)
Products	64,231,522	14,399	4,461	29,768,289	4,583	6,495	26,201,525	3,727,738	3,937	6,655	947
Others(1)	7,089,940	6,899	1,028	4,328,161	10,859	399	431,501	61,390	1,414	305	43

(1)	Primarily include accessories and parts of our products which generated revenue of RMB6.3 million, RMB3.1 million and RMB0.2 million (US$0.02 million) in 2023, 2024 and 2025, respectively.

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

Cost of Revenues

Cost of revenues represent costs and expenses incurred in order to generate revenue. Cost of revenues mainly consist of products costs, including costs of raw material, contract manufacturers for production, testing costs and staff costs for our employees involved in the provision of services. In 2023, 2024 and 2025 we recorded an inventory write-down of RMB60.8 million, RMB10.9 million and RMB32.6 million (US$4.6 million), respectively, accounting for 33.4%, 37.6% and 48.9% of our total cost of revenues for the same years, respectively, due to the downward adjustment on the book value of a portion of our inventory in response to the decrease in the market price of cryptocurrency and expected economic return on cryptocurrency mining.

The following table sets forth the breakdown of our cost of revenues by category, both in absolute amount and as a percentage of the cost of revenues, for the periods indicated:

	Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
Product sales	179,636,489	98.8	24,131,413	83.2	66,531,607	9,465,571	99.6
Service	2,148,087	1.2	4,862,188	16.8	265,434	37,764	0.4
Total	181,784,576	100.0	28,993,601	100.0	66,797,041	9,503,335	100.0

Gross Profit (Loss)

The gross profit (loss) of sales of our products, primarily including HTC and HPC solutions, is primarily affected by cryptocurrency prices, which have a significant effect on the economic returns of mining activities. A decrease in the relevant cryptocurrency price could result in a much lower demand of our HTC and HPC solutions, leading to lower revenues as we may have to adjust the average selling price of our products. A decrease in the relevant cryptocurrency price and expected economic returns of blockchain mining activities could also lead to increase in write-down for the potentially obsolete, slow-moving inventories and lower of cost or market adjustment and write-down for advances to suppliers as a result of stagnant demand and decrease in average selling price for our HTC and HPC solutions. For example, in 2023, 2024 and 2025, we recorded an inventory write-down of RMB60.8 million, RMB10.9 million and RMB32.6 million (US$4.6 million), respectively, accounting for 33.4%, 37.6% and 48.9% of our total cost of revenues for the same years, respectively, due to the downward adjustment on the book value of a portion of our inventory in response to the decrease in the market price of cryptocurrency and expected economic return on cryptocurrency mining.

The gross profit and gross profit margin of our design and technical services are primarily affected by the service fees we charge our customers and the labor cost in relation to the provision of such services.

The following table sets forth our gross profit (loss) and gross profit (loss) margin by category for the periods indicated:

	Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
Product sales revenue	(108,315,027)	(151.9)	9,965,037	29.2	(39,898,581)	(5,676,443)	(149.8)
Service revenue	4,865,827	69.4	1,637,278	25.2	108,284	15,406	29.0
Total	(103,449,200)	(132.1)	11,602,315	28.6	(39,790,297)	(5,661,037)	(147.3)

Operating Income (Expenses)

The following table sets forth our operating income (expenses), both in absolute amount and as a percentage of the total operating income (expenses), for the periods indicated:

	For the years ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
Selling and marketing expenses	(15,332,523)	9.8	(9,136,203)	7.3	(4,719,282)	(671,421)	(4.3)
General and administrative expenses	(53,402,101)	33.9	(50,832,703)	40.4	(54,605,025)	(7,768,755)	(49.1)
Research and development expenses	(88,601,470)	56.3	(50,145,125)	39.8	(8,057,816)	(1,146,400)	(7.2)
Change in fair value of cryptocurrencies	—	—	(15,744,170)	12.5	178,565,656	25,404,857	160.6
Total operating income (expenses)	(157,336,094)	100.0	(125,858,201)	100.0	111,183,533	15,818,281	100.0

Selling and marketing expenses

Selling and marketing expenses primarily include salary expenses, advertising expenses and logistics expenses.

General and administrative expenses

General and administrative expenses primarily include (1) professional fees, mainly consist of service fees paid to professional parties, (2) salaries and benefits of our management, finance, operations and other administrative staff, and (3) depreciation expenses.

Research and development expenses

Research and development expenses primarily include (1) salaries and benefits of our research and development staff, (2) design fee, and (3) raw material used for producing prototypes and procuring tools for IC design.

Change in fair value of cryptocurrencies

Change in fair value of cryptocurrencies mainly include gain (loss) from the fair value changes of BNB and BTC.

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

	Years Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
Net revenues:
Product sales revenue	71,321,462	91.0	34,096,450	84.0	26,633,026	3,789,128	98.6
Service revenue	7,013,914	9.0	6,499,466	16.0	373,718	53,170	1.4
Total net revenues	78,335,376	100.0	40,595,916	100.0	27,006,744	3,842,298	100.0
Cost of revenues	(181,784,576)	(232.1)	(28,993,601)	(71.4)	(66,797,041)	(9,503,335)	(247.3)
Gross profit (loss)	(103,449,200)	(132.1)	11,602,315	28.6	(39,790,297)	(5,661,037)	(147.3)
Operating income (expenses):
Selling and marketing expenses	(15,332,523)	(19.5)	(9,136,203)	(22.5)	(4,719,282)	(671,421)	(17.5)
General and administrative expenses	(53,402,101)	(68.2)	(50,832,703)	(125.2)	(54,605,025)	(7,768,755)	(202.2)
Research and development expenses	(88,601,470)	(113.1)	(50,145,125)	(123.5)	(8,057,816)	(1,146,400)	(29.8)
Change in fair value of cryptocurrencies	—	0.0	(15,744,170)	(38.8)	178,565,656	25,404,857	661.2
Total operating income (expenses)	(157,336,094)	(200.8)	(125,858,201)	(310.0)	111,183,533	15,818,281	411.7
Profit (loss) from operations	(260,785,294)	(332.9)	(114,255,886)	(281.4)	71,393,236	10,157,244	264.4
Other income (expenses):
Finance expenses	(920,055)	(1.1)	(1,386,506)	(3.4)	(618,062)	(87,933)	(2.3)
Interest expense	—	0.0	(6,913,314)	(17.0)	(16,938,237)	(2,409,833)	(62.7)
Interest income	489,098	0.6	504,348	1.2	46,804	6,659	0.2
Change in fair value of borrowings denominated in cryptocurrencies	—	0.0	—	0.0	41,978,170	5,972,310	155.4
Other income	7,111,093	9.1	3,216,168	7.9	39,945,315	5,683,092	147.9
Other expenses	(264,290)	(0.4)	(703,859)	(1.8)	(9,859,628)	(1,402,747)	(36.5)
Total other income (expense)	6,415,846)	8.2	(5,283,163)	(13.1)	54,554,362	7,761,548	202.0
Income (loss) before income tax provision	(254,369,448)	(324.7)	(119,539,049)	(294.5)	125,947,598	17,918,792	466.4
Income tax provision	17,394	0.0	—	0.0	—	—	0.0
Net income (loss)	(254,352,054)	(324.7)	(119,539,049)	(294.5)	125,947,598	17,918,792	466.4

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Net revenues. Our net revenues decreased from RMB40.6 million in 2024 to RMB27.0 million (US$3.8 million) in 2025, primarily due to the decrease in the sales of F Series as well as provision of technical services.

Cost of revenues. Our cost of revenues increased from RMB29.0 million in 2024 to RMB66.8 million (US$9.5 million) in 2025. This increase in cost of revenues was primarily due to the increasing write-downs of inventories and value-added tax recoverable.

Gross profit (loss). As a result of the foregoing, we recorded gross loss of RMB39.8 million (US$5.7 million) in 2025. In 2024, we recorded gross profit of RMB11.6 million.

Operating income (expenses). Our total operating income was RMB111.2 million (US$15.8 million) in 2025, compared to operating expenses of RMB125.9 million in 2024, primarily due to the increase in gain from change in fair value of cryptocurrencies.

●	Selling and marketing expenses. Our selling and marketing expenses decreased from RMB9.1 million in 2024 to RMB4.7 million (US$0.7 million) in 2025. Such decrease was primarily due to the decrease in employee salary and logistics expenses as we streamlined our sales and marketing activities. Employee salary expense decreased from RMB6.4 million in 2024 to RMB2.9 million in 2025. Logistics expenses decreased from RMB1.0 million in 2024 to RMB0.1 million in 2025.

●	General and administrative expenses. Our general and administrative expenses remained relatively stable at RMB50.8 million and RMB54.6 million (US$7.8 million) in 2024 and 2025, respectively.

●	Research and development expenses. Our research and development expenses decreased from RMB50.1 million in 2024 to RMB8.1 million (US$1.1 million) in 2025, primarily due to the decrease in salary expenses, service fee and material expenses as we streamlined our research and development activities. Salary expenses decreased from RMB21.0 million in 2024 to RMB2.8 million in 2025. Service fee decreased from RMB8.0 million to RMB0.5 million. Material expenses decreased from RMB6.3 million in 2024 to RMB0.6 million in 2025.

●	Change in fair value of cryptocurrencies. We recorded a gain from change in fair value of cryptocurrencies of RMB178.6 million (US$25.4 million) in 2025, compared to a loss of RMB15.7 million in 2024, primarily due to the increased BNB price in 2025.

Profit (loss) from operations. As a result of the foregoing, our profit from operations was RMB71.4 million (US$10.2 million) for 2025, compared to our loss from operations of RMB114.3 million for 2024.

Finance expenses. Our finance expense was RMB0.6 million (US$0.1 million) for 2025, compared to RMB1.4 million for 2024, primarily due to the decrease in foreign currency exchange loss.

Interest expense. Interest expense, which primarily consists of interest expense from bank loans and crypto borrowings, increased from RMB6.9 million for 2024 to RMB16.9 million (US$2.4 million) for 2025, primarily due to the interest paid for the borrowings denominated in Bitcoin in 2025.

Interest income. Our interest income, which primarily consists of interest income from bank, was RMB0.5 million for 2024 and RMB0.05 million (US$0.01 million) for 2025.

Other income. We recorded other income of RMB3.2 million and RMB39.9 million (US$5.7 million) for 2024 and 2025, respectively. The increase in other income was primarily due to the Binance Launchpool and Airdrop income for BNB holders and income from crypto investment products.

Other expenses. We recorded other expense of RMB0.7 million and RMB9.9 million (US$1.4 million) for 2024 and 2025, respectively. The increase in other expenses was primarily due to the loss from change in fair value of short-term investments in 2025.

Net income (loss). As a result of the foregoing, we had net loss of RMB119.5 million and net income of RMB125.9 million (US$17.9 million) for 2024 and 2025, respectively.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net revenues. Our net revenues decreased from RMB78.3 million in 2023 to RMB40.6 million in 2024, primarily due to the decrease in the sales of iPollo V Series as well as provision of technical services.

Cost of revenues. Our cost of revenues decreased from RMB181.8 million in 2023 to RMB29.0 million in 2024. This decrease in cost of revenues was due to the decrease in sales volume and less inventory write-down recorded.

Gross profit (loss). As a result of the foregoing, we recorded gross profit of RMB11.6 million in 2024. In 2023, we recorded gross loss of RMB103.4 million.

Operating expenses. Our total operating expenses decreased by 20.0% from RMB157.3 million in 2023 to RMB125.9 million in 2024, primarily due to the decrease in our research and development expenses.

●	Selling and marketing expenses. Our selling and marketing expenses decreased from RMB15.3 million in 2023 to RMB9.1 million in 2024. Such decrease was primarily due to the decrease in employee salary and logistics expenses.

●	General and administrative expenses. Our general and administrative expenses remained stable at RMB53.4 million and RMB50.8 million in 2023 and 2024, respectively.

●	Research and development expenses. Our research and development expenses decreased from RMB88.6 million in 2023 to RMB50.1 million in 2024, primarily due to the decrease in salary expenses, material expenses and equipment cost.

●	Change in fair value of cryptocurrencies. Change in fair value of cryptocurrencies was RMB15.7 million loss for 2024, compared with nil for the same period of 2023. As of December 31, 2024, we carried US$33.8 million of cryptocurrencies on our balance sheet, consisting of approximately 361 Bitcoins and 9 USDTs. The change in fair value of cryptocurrencies was primarily due to the Bitcoin trading price fluctuations.

Profit (loss) from operations. As a result of the foregoing, our loss from operations was RMB114.3 million for 2024, compared to our loss from operations of RMB260.8 million for 2023.

Finance expenses (income). Our finance expense was RMB1.4 million for 2024,compared to finance expense of RMB0.9 million for 2023, primarily due to the increase in foreign currency exchange loss.

Interest expense. Interest expense, which primarily consists of interest expense from bank loans, was nil for 2023 and RMB6.9 million for 2024, primarily due to the completion of construction in progress and cease of interest capitalization during 2024.

Interest income. Our interest income, which primarily consists of interest income from bank, was RMB0.5 million for 2023 and RMB0.5 million for 2024.

Other income. We recorded other income of RMB7.1 million and RMB3.2 million for 2023 and 2024, respectively. The decrease in other income was primarily due to the decreases in tax refund amount and government subsidies.

Net income (loss). As a result of the foregoing, our net loss was RMB254.4 million and RMB119.5 million for 2023 and 2024, respectively.

B. Liquidity and Capital Resources

Liquidity and Capital Resources

Our primary source of liquidity historically has been cash generated from our business operations, equity contributions from our shareholders and borrowings, which have historically been sufficient to meet our working capital and capital expenditure requirements.

As of December 31, 2024 and 2025, our cash and cash equivalents were RMB32.4 million and RMB8.5 million (US$1.2 million), respectively. Our cash and cash equivalents primarily consist of cash in bank and highly liquid investments placed with banks, which are unrestricted to withdrawal and use and have original maturities of less than three months.

In August 2022, we were granted a credit line of up to RMB100 million from a commercial bank with a mortgage of our 50-year right to use a parcel of land with an area of 49,452 square meters located in Shaoxing, China. In 2023, such credit line was increased to RMB148 million. As of December 31, 2025, the credit line was increased to RMB198 million, and we had a balance of borrowing of approximately RMB177.8 million (US$25.3 million) under the credit line.

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

The following table sets forth our selected consolidated cash flow data for the periods indicated:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Net cash used in operating activities	(133,473,937)	(139,329,150)	(108,268,892)	(15,403,609)
Net cash used in investing activities	(105,482,822)	(256,765,541)	(296,191,311)	(42,139,670)
Net cash provided by financing activities	199,520,201	375,982,804	382,392,050	54,403,604
Effect of exchange rate changes on cash, cash equivalents and restricted cash	159,828	4,379,036	(931,498)	(132,526)
Net decrease in cash, cash equivalents and restricted cash	(39,276,730)	(15,732,851)	(22,999,651)	(3,272,201)
Cash, cash equivalents and restricted cash at the beginning of the year	87,859,384	48,582,654	32,849,803	4,673,600
Cash, cash equivalents and restricted cash at the end of the year	48,582,654	32,849,803	9,850,152	1,401,399

Operating Activities

Net cash used in operating activities for 2025 was RMB108.3 million (US$15.4 million), which primarily reflected our net income of RMB125.9 million (US$17.9 million) as mainly adjusted for (1) fair value adjustment of cryptocurrencies of RMB178.6 million (US$25.4 million) and borrowings denominated in cryptocurrencies of RMB42.0 million (US$6.0 million), (2) Non-cash adjustment of other income of RMB33.9 million (US$4.8 million), (3) inventory write-down of RMB32.6 million (US$4.6 million), which was primarily due to the downward adjustment on the book value of a portion of our inventories, (4) depreciation and amortization expenses of RMB11.0 million (US$ 1.6 million), (5) fair value adjustment of short-term investments of RMB9.1 million (US$1.3 million), and (6) changes in working capitals. Adjustment for changes in operating assets and liabilities primarily consisted of (1) advance from customers of RMB29.5 million (US$4.2 million), (2) inventories of RMB16.5 million (US$2.3 million), (3) other current liabilities of RMB7.3 million (US$1.0 million), and (4) prepayments of RMB3.3 million (US$0.5 million), partially offset by (1) other current and non-current assets of RMB22.4 million (US$3.2 million).

Net cash used in operating activities for 2024 was RMB139.3 million, which primarily reflected our net loss of RMB119.5 million as mainly adjusted for (1) fair value adjustment of cryptocurrencies of RMB15.7 million, (2) inventory write-down of RMB10.9 million, which was primarily due to the downward adjustment on the book value of a portion of our inventories, (3) depreciation and amortization expenses of RMB9.7 million, (4) amortization of right-of-use assets of RMB2.0 million, and (5) changes in working capitals. Adjustment for changes in working capital primarily consisted of (1) prepayments of RMB20.0 million, partially offset by (1) inventories of RMB27.9 million and (2) advance from customers of RMB9.0 million, (3) other current liabilities of RMB38.7 million, and (4) other current and non-current assets of RMB3.0 million.

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

Investing Activities

Net cash used in investing activities for 2025 was RMB296.2 million (US$42.1 million), mainly due to (1) the purchases of cryptocurrencies of RMB351.4 million (US$50.0 million), and partially offset by the disposal of cryptocurrencies of RMB55.4 million (US$7.9 million), which was primarily for the investment in cryptocurrencies.

Net cash used in investing activities for 2024 was RMB256.8 million, mainly due to (1) the purchases of cryptocurrencies of RMB220.4 million, and (2) the purchases of property, plant and equipment of RMB36.4 million, which was primarily for the construction of plant for the expansion and optimization of our supply chain.

Net cash used in investing activities for 2023 was RMB105.5 million, mainly due to the purchases of property, plant and equipment of RMB105.5 million, which was primarily for the construction in process for the expansion and optimization of our supply chain.

Financing Activities

Net cash generated from financing activities for 2025 was RMB382.4 million (US$54.4 million), mainly attributable to the proceeds from issuance of ordinary shares and warrants of RMB357.0 million (US$50.8 million), proceeds from bank loans of RMB50.1 million (US$7.1 million), partially offset by repayments of bank loans of RMB23.4 million (US$3.3 million).

Net cash generated from financing activities for 2024 was RMB376.0 million, mainly attributable to the proceeds from issuance of ordinary shares and warrants of RMB315.6 million, proceeds from bank loans of RMB220.0 million, partially offset by repayments of bank loans of RMB169.7 million.

Net cash generated from financing activities for 2023 was RMB199.5 million, mainly attributable to proceeds from bank loans of RMB128.2 million and the proceeds from issuance of ordinary shares of RMB72.8 million, partially offset by repayments of bank loans of RMB1.5 million.

Capital Expenditures

We made capital expenditures of RMB105.5 million, RMB36.4 million and RMB0.05 million (US$0.01 million) in 2023, 2024 and 2025, respectively. In these periods, our capital expenditures were mainly used for procurement of computers and electronic equipment for research and development, construction in process and purchase of land use right for the expansion and optimization of our supply chain.

We plan to fund our future capital expenditures with our existing cash balance and proceeds from the securities offering. We will continue to make capital expenditures to meet the expected growth of our business, including for procurement of photomask, mold and various intellectual properties.

Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2025, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Contractual Obligations and Commitments

The following table sets forth our contractual obligations as of December 31, 2025:

	Payments due by period
	Total	Less than one year	One to three years	Three to five years	More than five years
	(RMB)
Long-term debts obligations	177,792,834	6,890,000	18,400,000	152,502,834	—
Short-term debts obligations	43,000,000	43,000,000	—	—	—
Operating lease obligations	3,068,170	1,274,602	1,793,568	—	—
Total	223,861,004	51,164,602	20,193,568	152,502,834	—

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

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2025 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

We prepare our financial statements in conformity with the U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. We have determined that we have no critical accounting policies and estimates during the year ended December 31, 2025.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and senior management as of the date of this annual report:

Name	Age	Position/Title
Jianping Kong	41	Chairman of the Board and Chief Executive Officer
Qifeng Sun	45	Vice Chairman of the Board
Nan Hu	44	Director and Chief Executive Officer of Zhejiang Haowei
Jiaming Zhu	75	Independent Director
Li Zhang	40	Independent Director
Lizhen Xie	46	Independent Director
Bing Chen	58	Chief Financial Officer and Senior Vice President

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

B. Compensation

Compensation of Directors and Executive Officers

In 2025, the aggregate cash compensation to directors and executive officers was approximately RMB2.4 million (US$0.3 million). This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors, except that our subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

The following table sets forth information on restricted shares that we have awarded and are outstanding as of the date of this annual report.

Directors and Executive Officers	Number of Restricted Shares Awarded	Grant Date
Nan Hu	88,471	2020/1/31
Nan Hu	8,954	2020/12/10
Total	97,425

*	Less than 1% of our total outstanding shares on an as-converted basis.

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

D. Employees

As of December 31, 2025, we had 67 employees, substantially all of whom were in China. The following table sets forth the number of our employees by function as of December 31, 2025:

Function	Number of Employees	Percentage %
Management	4	6.0
Research and development	13	19.4
Sale and marketing	10	14.9
Finance, operations and others	40	59.7
Total	67	100.0

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

The percentage of beneficial ownership in the table below is calculated based on 20,355,181 Class A ordinary shares and 2,858,909 Class B ordinary shares issued and outstanding as of the date of this annual report. To our knowledge, except as indicated in the footnotes to the following table, the persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

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

	Ordinary shares beneficially owned***
	Class A ordinary shares	Class B ordinary shares	Percentage of beneficial ownership (of total Class A and Class B ordinary shares)	Percentage of total voting power†
Directors and Executive Officers**
Jianping Kong (1)	3,308,653	1,699,892	21.6	54.1
Qifeng Sun (2)	1,190,477	1,159,017	10.1	36.2
Nan Hu (3)	448,769	—	1.9	0.2
Jiaming Zhu	—	—	—	—
Li Zhang (4)	208,550	—	0.9	0.1
Lizhen Xie	—	—	—	—
Bing Chen (5)	100,614	—	0.4	0.1
Directors and executive officers as a group	5,257,063	2,858,909	34.9	90.7
Principal Shareholders:
Jianping Kong (1)	3,308,653	1,699,892	21.6	54.1
Qifeng Sun (2)	1,190,477	1,159,017	10.1	36.2
FENBUSHI Inc (6)	1,578,927	—	6.8	1
Golden Forest Management Limited (7)	1,547,988	—	6.7	1
Longling Capital Ltd (8)	1,782,988	—	7.7	1.1
Nanoeco Ltd (9)	451,088	—	1.9	0.3
Nan Hu (3)	448,769	—	1.9	0.2
Nanometa Ltd (10)	146,520	—	0.6	0.1

*	Represents less than 1% of our total outstanding shares on an as converted basis.

**

Except as indicated otherwise below, the business address of our directors and executive officers is Floor 12, China Yuangu Hanggang Technology Building, 509 Qianjiang Road, Shangcheng District, Hangzhou, Zhejiang, People’s Republic of China.

***	Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.

†	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to 50 votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)

Represents 1,699,892 Class B and 2,558,841 Class A ordinary shares held of record by JIANPING KONG LTD, a company incorporated in the British Virgin Islands, which is wholly owned by NlabsDAO Trust, a trust established under the laws of the British Virgin Islands and managed by Tricor Equity Trustee Limited. Representing 749,812 Class A Ordinary Shares directly held by Wlyl Ltd, a company incorporated in the British Virgin Islands, which is wholly owned by Lunyu Trust, a trust established under the laws of Singapore and managed by Teeroy Limited.

(2)

Represents 1,159,017 Class B and 1,190,477 Class A ordinary shares held of record by Star Spectrum Capital Ltd, a company incorporated in the British Virgin Islands, which is wholly owned by Forestman Trust, a trust established under the laws of the British Virgin Islands and managed by Tricor Equity Trustee Limited, in which Mr. Qifeng Sun is a settlor and investment manager.

(3)

Represents 386,339 Class A ordinary shares held of record by Tong Qi Holding Ltd, a British Virgin Islands company owned by a trust designated to Nan Hu, and 62,430 Class A restricted shares held by Nan Hu. The registered address of Tong Qi Holding Ltd is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(4)

Represents 208,550 Class A ordinary shares held of record by Luckylily Ltd, a British Virgin Islands company owned by Li Zhang. The registered address of Luckylily Ltd is Intershore Chambers, Road Town, Tortola, British Virgin Island.

(5)

Represents 100,000 Class A ordinary shares held of record by Dualities Link C Ltd., a British Virgin Islands company owned by Bing Chen. The registered address of Dualities Link C Ltd. is Sertus Incorporations (BVI) Limited of Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands, and 614 Class A shares held by Nanoeco Ltd, the nominee of our 2022 share incentive plan designated to certain employees of ours, which were granted to Bing Chen and have vested as of the date of this annual report.

(6)

Represent 1,578,927 Class A ordinary shares held of record by FENBUSHI Inc. Bo Shen is the sole shareholder of FENBUSHI Inc. The registered address of FENBUSHI Inc is 1835 Savoy Dr. Suite 202, Atlanta, GA, United States.

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

(8)

Represent 1,782,988 Class A ordinary shares held of record by Longling Capital Ltd. Wensheng Cai is the sole shareholder of Longling Capital Ltd. The registered address of Longling Capital Ltd is Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands.

(9)

Represents 451,088 Class A ordinary shares held of record by Nanoeco Ltd, a British Virgin Islands company and the nominee of our equity incentive trust designated to certain employees of ours. The registered address of Nanoeco Ltd. is Intershore Chambers, Road Town, Tortola, British Virgin Islands.

(10)

Represents 146,520 Class A ordinary shares held of record by Nanometa Ltd, a British Virgin Islands company and the nominee of our equity incentive trust designated to certain employees of ours. The registered address of Nanometa Ltd. is Intershore Chambers, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of the date of this annual report, 1,578,927 of our Class A ordinary shares are held by one record holder in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. As of the date of this annual report, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

In 2023, 2024 and 2025, we entered into certain transactions with the following related parties:

Name of Entity or Individual	Relationship with Us
Jianping Kong	Principal shareholder, chairman of the board and chief executive officer
Qifeng Sun	Principal shareholder and vice chairman

On July 28, 2023, we entered into agreements with Jianping Kong and Qifeng Sun along with their respective affiliates (the “Lenders”), who together provided interest-free loans in the total amount of US$10 million (approximately RMB72,802,000) (“the Loans”), to fund our research and development initiatives directed towards the advancement of ASIC chips, smart-NICs, and vision computing chips. On September 5, 2023, we and the lenders entered into agreements to convert the Loans into an aggregate of 957,854 Class A ordinary shares of us for no additional consideration. The share issuance was completed on September 13, 2023.

On August 26, 2024 and September 6, 2024, we entered into loan agreements with Jianping Kong and Qifeng Sun to borrow interest-free loans in the total amount US$8.5 million (RMB60.0 million) in cash (“the 2024 Loans”) to fund the our working capital. The 2024 Loans are due on the one-year anniversary of the agreement dates. The proceeds have been fully received through September 5, 2024 to September 12, 2024. On September 20, 2024, we and the lenders, along with their respective affiliates, entered into agreements to convert such loans into an aggregate of 2,791,462 Class A ordinary shares of us for no additional consideration. The per share consideration of the conversion is US$3.045 per ordinary share. The share issuance was completed on September 23, 2024.

During the year ended December 31, 2023, 2024 and 2025, Jianping Kong and Qifeng Sun provided guarantee for our debts. See Notes 12 to our audited consolidated financial statements in this annual report for details.

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

On June 27, 2025, we entered into securities purchase agreements with certain investors, pursuant to which we agreed to issue and sell to the investors, in a private placement, our Class A ordinary shares at a purchase price of US$8.40 per share and warrants to purchase Class A ordinary shares at an exercise price of US$10.00 per share (subject to adjustment for stock splits and the like). The warrants were exercisable immediately upon closing and have a term of exercise equal to five years. We issued an aggregate of 5,952,381 Class A ordinary shares and warrants to purchase 5,952,381 shares of Class A ordinary shares pursuant to the agreements for gross proceeds of US$50.0 million. We received all the net proceeds of approximately US$46.1 million (approximately RMB330.5 million) after deducting placement agent’s fees and other offering expenses by June 30, 2025.

On August 21, 2025, we entered into an at the market offering agreement (the “ATM Agreement”) with Maxim Group LLC (“Maxim”), pursuant to which we may offer and sell our Class A ordinary shares from time to time through Maxim, acting as our sales agent. We will pay Maxim as compensation a fixed commission rate of 2.5 % of the gross proceeds of each sale of Class A ordinary shares. Pursuant to the registration statement filed registering shares to be sold in accordance with the terms of the ATM Agreement, we may offer and sell our Class A ordinary shares up to a maximum aggregate offering price of US$45,000,000. No shares were issued pursuant to the ATM Agreement during the year ended December 31, 2025.

Except for JIANPING KONG LTD, Wlyl Ltd, Star Spectrum Capital Ltd, Luckylily Ltd, Tong Qi Holding Ltd and Dualities Link C Ltd., which are companies controlled by our directors and executive officers and/or principal shareholders, none of the other entities to which we have issued ordinary shares is affiliated with us.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — C. Board of Directors — Employment Agreements” and “ —Indemnification Agreements.”

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

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

We were incorporated as an exempted company with limited liability under the Companies Act (As Revised) of the Cayman Islands, or the Companies Act, on January 8, 2021. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act, and the common law of the Cayman Islands.

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

B. Memorandum and Articles of Association

We adopted the sixth amended and restated memorandum and articles of association, which had become effective on December 30, 2025.

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

Holders of our Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. The Class A ordinary shares and Class B ordinary shares carry equal rights and rank pari passu with one another, including the rights to dividends and other capital distributions. On a show of hands, every shareholder present at the general meeting shall each have one vote, and on a poll, each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at our general meetings, and each Class B ordinary share shall entitle the holder thereof to fifty (50) votes on all matters subject to vote at our general meetings. Our ordinary shares are issued in registered form and are issued when registered in our register of members.

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

Voting rights

Holders of our Class A ordinary shares and our Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by our shareholders at any general meeting of our company. On a show of hands, every shareholder present at the general meeting shall each have one vote, and on a poll, each Class A ordinary share shall be entitled to one vote, and each Class B ordinary share shall be entitled to 50 votes, on all matters subject to a vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded (before or on the declaration of the result of the show of hands).

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

Based upon our current income and assets and the actual and projected value of our Class A ordinary shares, we do not believe we were a PFIC for the taxable year ended December 31, 2025.

While we reasonably do not expect to become a PFIC in the current or future taxable years, the determination of whether we will be or become a PFIC will depend upon (i) the composition and characterization of our income (which may differ from our historical results and current projections) and (ii) the composition and characterization of our assets and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our Class A ordinary shares from time-to-time and which has been and may continue to be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Our market capitalization has fluctuated significantly during the taxable year ended December 31, 2025. Among other matters, if our market capitalization does not increase or continues to decline, we may be or become classified as a PFIC for the current or future taxable years. It is also possible that the IRS, may challenge our classification of assets or income or the valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future taxable years.

The determination of whether we would be or become a PFIC may also depend, in part, on how, and how quickly, we used our liquid assets. Under circumstances where we retain significant amounts of liquid assets, including cash, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year ending December 31, 2025. or any future taxable year. If we were classified as a PFIC for any year during which a U.S. Holder held our Class A ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Class A ordinary shares.

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

J. Annual Report to Security Holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration of Credit Risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents. As of December 31, 2024 and 2025, our cash and cash equivalents amounted to RMB32.4 million and RMB8.5 million (US$1.2 million), respectively. We place our cash and cash equivalents primarily with financial institutions with high credit ratings and quality in China. Historically, deposit in Chinese banks are secure due to the state policy on protecting depositors’ interests. In the event of bankruptcy of one of these financial institutions, we may not be able to claim its cash and demand deposits back in full. We continue to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.

Concentration of Suppliers

In 2023, purchases from top two suppliers represented 38.0% and 14.0% of the total purchase amount made by us. In 2024, purchases from top one supplier represented 29% of the total purchase amount made by us. In 2025, purchases from top three suppliers represented 20%, 15% and 14% of the total purchase amount made by us.

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

Currency Risk

Our operations are primarily in China. Our reporting currency is denominated in RMB. We are exposed to currency risk primarily through sales and purchases which give rise to receivables, payables and cash balances that are denominated in a currency other than the functional currency of the operations to which the transactions relate. Thus, our revenues and results of operations may be impacted by exchange rate fluctuations between RMB and U.S. dollars. We incurred and recognized foreign currency translation gain of RMB0.8 million, foreign currency translation loss of RMB0.8 million and foreign currency translation loss of RMB0.4 million (US$0.05 million) in 2023, 2024 and 2025, respectively, as a result of changes in the exchange rate.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the consumer price index remained unchanged year-over-year in 2025 compared to 2024. Although we have not been materially affected by inflation in the past, we may be affected if China or Hong Kong experiences higher rates of inflation in the future.

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

For the period from July 11, 2022, the date that the F-1 registration statement for our initial public offering was declared effective by the SEC, to the date of this annual report, we have spent a total of approximately US$55.7 million with the following allocation: about US$22.1 million for research and development of new products; roughly US$18.5 million for optimizing our supply chain; approximately US$8.4 million for establishing our brand and global sales network; and around US$6.7 million for supporting our working capital and daily operations.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to the outstanding material weakness described below under “Internal Control over Financial Reporting,” as of December 31, 2025, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of our management, which includes our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025. The assessment was based on criteria established in the framework Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was not effective as of December 31, 2025.

Internal Control over Financial Reporting

In the course of auditing our consolidated financial statements as of December 31, 2025, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2025. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

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

	2023	2024	2025
	(RMB in thousands)
Audit fees (1)	2,885.1	2,694.7	3,126.8
Audit-related fees (2)	—	—	—
Total	2,885.1	2,694.7	3,126.8

(1)	Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by our independent registered public accounting firm in connection with regulatory filings. The above amounts include interim procedures and audit fees.

(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “audit fees.”

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Effective October 14, 2025, our board of directors approved a share repurchase program (the "Repurchase Program") authorizing the repurchase of up to US$25.0 million of our ordinary shares over a 12-month period. Under the program, repurchases may be made from time to time through open market purchases, block trades, or privately negotiated transactions, funded by existing cash balances and/or proceeds from the liquidation of crypto assets. As of December 31, 2025, we had repurchased 75,000 Class A ordinary shares for an aggregate consideration of approximately US$0.2 million. Subsequently, from January to April 2026, we repurchased an additional 282,743 Class A ordinary shares for a total consideration of US$0.9 million pursuant to the Repurchase Program.

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

There were no cybersecurity incidents during the year ended December 31, 2025, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3. Key Information—D. Risk Factors” for more information on how material cybersecurity attacks may impact our business.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1*	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-265539), as amended, initially filed with the Securities and Exchange Commission on June 10, 2022)
2.2*	Description of Securities
4.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-265539), as amended, initially filed with the Securities and Exchange Commission on June 10, 2022)
4.2	Form of Employment Agreement between the Registrant and each of its executive officers (incorporated by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-265539), as amended, initially filed with the Securities and Exchange Commission on June 10, 2022)
4.3	2022 Share Incentive Plan (incorporated by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-265539), as amended, initially filed with the Securities and Exchange Commission on June 10, 2022)
8.1*	Significant Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-265539), as amended, initially filed with the Securities and Exchange Commission on June 10, 2022)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to the annual report on Form 20-F (File No. 001-41426) filed with the Securities and Exchange Commission on April 18, 2023)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Zhong Lun Law Firm
15.3*	Consent of MaloneBailey, LLP
15.4	Consent of Frost & Sullivan (incorporated by reference to Exhibit 99.3 to the registration statement on Form F-1 (File No. 333-265539), as amended, initially filed with the Securities and Exchange Commission on June 10, 2022)
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-41426) filed with the Securities and Exchange Commission on April 8, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

NANO LABS LTD

Date: April 13, 2026	By:	/s/ Jianping Kong
	Name:	Jianping Kong
	Title:	Chairman and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Nano Labs Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nano Labs Ltd and its subsidiaries (collectively, the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Houston, Texas

April 13, 2026

NANO LABS LTD

CONSOLIDATED BALANCE SHEETS

(all amounts in RMB and US$, except number of shares or as otherwise noted)

	As of December 31,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	32,431,081	8,502,357	1,209,646
Restricted cash	418,722	1,347,795	191,753
Accounts receivable, net	572,803	281,446	40,042
Short-term investments	—	26,214,992	3,729,654
Inventories, net	29,866,418	13,693,374	1,948,181
Prepayments	4,606,066	7,567,871	1,076,695
Receivable for cryptocurrencies collateral	—	20,387,316	2,900,540
Cryptocurrencies, current	242,889,085	343,812,102	48,914,765
Other current assets	26,908,797	9,057,772	1,288,665
Total current assets	337,692,972	430,865,025	61,299,941
Non-current assets:
Long-term investment	—	2,000,000	284,544
Property, plant and equipment, net	197,341,915	182,630,671	25,983,194
Intangible asset, net	46,745,444	45,759,600	6,510,300
Value-added tax recoverables, non-current	28,949,636	30,414,877	4,327,179
Cryptocurrencies, non-current	—	424,743,318	60,428,995
Operating lease right-of-use assets	5,203,525	3,090,851	439,741
Total non-current assets	278,240,520	688,639,317	97,973,953
TOTAL ASSETS	615,933,492	1,119,504,342	159,273,894
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debts	18,000,000	43,000,000	6,117,687
Current portion of long-term debts	5,350,000	6,890,000	980,253
Accounts payable	18,101,451	19,424,629	2,763,577
Advance from customers	98,895,905	69,314,154	9,861,449
Borrowings denominated in cryptocurrencies	—	11,948,960	1,700,000
Operating lease liabilities, current	1,914,109	1,125,674	160,152
Other current liabilities	67,163,217	54,303,126	7,725,803
Total current liabilities	209,424,682	206,006,543	29,308,921
Non-current liabilities:
Long-term debts	170,683,636	170,902,834	24,314,653
Operating lease liabilities, non-current	2,917,350	1,696,750	241,400
Total liabilities	383,025,668	378,606,127	53,864,974
Shareholders’ equity:
Class A ordinary shares (US$0.002 par value; 14,141,093 and 1,097,141,091 shares authorized as of December 31, 2024 and 2025, respectively; 13,273,596 and 20,712,924 shares issued as of December 31, 2024 and 2025, respectively; 12,815,143 and 20,185,908 shares outstanding as of December 31, 2024 and 2025, respectively)	176,842	283,565	40,343
Class B ordinary shares (US$0.002 par value; 2,858,909 shares authorized; 2,858,909 shares issued and outstanding as of December 31, 2024 and 2025)	36,894	36,894	5,249
Treasury shares	—	(1,666,859)	(237,147)
Additional paid-in capital	780,499,664	1,180,196,429	167,908,666
Accumulated deficit	(565,218,741)	(429,752,701)	(61,141,689)
Statutory reserves	6,647,109	6,647,109	945,696
Accumulated other comprehensive income (loss)	8,647,353	(7,450,495)	(1,059,995)
Total Nano Labs Ltd shareholders’ equity	230,789,121	748,293,942	106,461,123
Noncontrolling interests	2,118,703	(7,395,727)	(1,052,203)
Total shareholders’ equity	232,907,824	740,898,215	105,408,920
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	615,933,492	1,119,504,342	159,273,894

The accompanying notes are an integral part of these consolidated financial statements

NANO LABS LTD

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

(all amounts in RMB and US$, except number of shares or as otherwise noted)

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Net revenues	78,335,376	40,595,916	27,006,744	3,842,298
Cost of revenues	(181,784,576)	(28,993,601)	(66,797,041)	(9,503,335)
Gross profit (loss)	(103,449,200)	11,602,315	(39,790,297)	(5,661,037)
Operating income (expenses):
Selling and marketing expenses	(15,332,523)	(9,136,203)	(4,719,282)	(671,421)
General and administrative expenses	(53,402,101)	(50,832,703)	(54,605,025)	(7,768,755)
Research and development expenses	(88,601,470)	(50,145,125)	(8,057,816)	(1,146,400)
Change in fair value of cryptocurrencies	—	(15,744,170)	178,565,656	25,404,857
Total operating income (expenses)	(157,336,094)	(125,858,201)	111,183,533	15,818,281
Profit (loss) from operations	(260,785,294)	(114,255,886)	71,393,236	10,157,244
Other income (expenses):
Finance expenses	(920,055)	(1,386,506)	(618,062)	(87,933)
Interest expense	—	(6,913,314)	(16,938,237)	(2,409,833)
Interest income	489,098	504,348	46,804	6,659
Change in fair value of borrowings denominated in cryptocurrencies	—	—	41,978,170	5,972,310
Other income	7,111,093	3,216,168	39,945,315	5,683,092
Other expenses	(264,290)	(703,859)	(9,859,628)	(1,402,747)
Total other income (expenses)	6,415,846	(5,283,163)	54,554,362	7,761,548

Income (loss) before income tax provision	(254,369,448)	(119,539,049)	125,947,598	17,918,792
Income tax provision	17,394	—	—	—
Net income (loss)	(254,352,054)	(119,539,049)	125,947,598	17,918,792
Less: net loss attributable to noncontrolling interests	(1,528,282)	(6,352,001)	(9,518,442)	(1,354,206)
Net income (loss) attributable to Nano Labs Ltd	(252,823,772)	(113,187,048)	135,466,040	19,272,998
Comprehensive income (loss):
Net income (loss)	(254,352,054)	(119,539,049)	125,947,598	17,918,792
Other comprehensive income (loss):
Foreign currency translation adjustment	155,159	6,392,294	(16,093,836)	(2,289,699)
Total comprehensive income (loss)	(254,196,895)	(113,146,755)	109,853,762	15,629,093
Less: comprehensive loss attributable to noncontrolling interests	(1,528,352)	(6,352,502)	(9,514,430)	(1,353,635)
Comprehensive income (loss) attributable to Nano Labs Ltd	(252,668,543)	(106,794,253)	119,368,192	16,982,728
Net income (loss) per ordinary share attributable to Nano Labs Ltd
–Basic*	(42.94)	(14.06)	6.82	0.97
–Diluted*	(42.94)	(14.06)	6.82	0.97
Weighted average number of shares used in per share calculation:
– Basic*	5,888,507	8,049,592	19,858,117	19,858,117
– Diluted*	5,888,507	8,049,592	19,862,161	19,862,161

*	After giving effect of the reverse stock splits, see Note 14.

The accompanying notes are an integral part of these consolidated financial statements

NANO LABS LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(all amounts in RMB and US$, except number of shares or as otherwise noted)

	Class A Ordinary Shares*		Class B Ordinary Shares*		Treasury Shares		Additional			Accumulated Other		Total Shareholders’
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Statutory Reserves	Accumulated Deficit	Comprehensive Income (Loss)	Noncontrolling Interest	Equity (Deficit)
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance, January 1, 2023	2,715,925	35,425	2,858,909	36,894	—	—	354,803,564	6,647,109	(199,207,921)	2,099,329	—	164,414,400
Issuance of ordinary shares	957,855	13,947	—	—	—	—	72,788,053	—	—	—	—	72,802,000
Issuance of ordinary shares upon the exercise of stock options	50,456	734	—	—	—	—	—	—	—	—	—	734
Share-based compensation	—	—	—	—	—	—	718,411	—	—	—	—	718,411
Net loss	—	—	—	—	—	—	—	—	(252,823,772)	—	(1,528,282)	(254,352,054)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	155,229	(70)	155,159
Balance, December 31, 2023	3,724,236	50,106	2,858,909	36,894	—	—	428,310,028	6,647,109	(452,031,693)	2,254,558	(1,528,352)	(16,261,350)
Issuance of ordinary shares and warrants in cash, net of issuance costs	8,275,580	115,039	—	—	—	—	314,411,744	—	—	—	—	314,526,783
Issuance of ordinary shares in cash upon the exercise of warrants	23,550	338	—	—	—	—	1,093,151	—	—	—	—	1,093,489
Issuance of ordinary shares in cash upon the exercise of stock options	10,041	122	—	—	—	—	—	—	—	—	—	122
Issuance of ordinary shares in exchange for cryptocurrencies, net of issuance costs	781,736	11,237	—	—	—	—	36,283,221	—	—	—	—	36,294,458
Cash contribution from a noncontrolling shareholder	—	—	—	—	—	—	—	—	—	—	9,999,557	9,999,557
Share-based compensation	—	—	—	—	—	—	401,520	—	—	—	—	401,520
Net loss	—	—	—	—	—	—	—	—	(113,187,048)	—	(6,352,001)	(119,539,049)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	6,392,795	(501)	6,392,294
Balance, December 31, 2024	12,815,143	176,842	2,858,909	36,894	—	—	780,499,664	6,647,109	(565,218,741)	8,647,353	2,118,703	232,907,824
Issuance of ordinary shares and warrants in cash, net of issuance costs	5,952,381	85,272	—	—	—	—	330,401,650	—	—	—	—	330,486,922
Issuance of ordinary shares in cash upon the exercise of warrants	573,233	8,218	—	—	—	—	26,545,198	—	—	—	—	26,553,416
Issuance of ordinary shares in cash upon the exercise of stock options	6,437	93	—	—	—	—	—	—	—	—	—	93
Issuance of ordinary shares in exchange for cryptocurrencies, net of issuance costs	913,714	13,140	—	—	—	—	42,417,624	—	—	—	—	42,430,764
Cash contribution from a shareholder	—	—	—	—	—	—	259,280	—	—	—	—	259,280
Share-based compensation	—	—	—	—	—	—	73,013	—	—	—	—	73,013
Repurchase of shares	(75,000)	—	—	—	75,000	(1,666,859)	—	—	—	—	—	(1,666,859)
Net income	—	—	—	—	—	—	—	—	135,466,040	—	(9,518,442)	125,947,598
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(16,097,848)	4,012	(16,093,836)
Balance, December 31, 2025	20,185,908	283,565	2,858,909	36,894	75,000	(1,666,859)	1,180,196,429	6,647,109	(429,752,701)	(7,450,495)	(7,395,727)	740,898,215
Balance, December 31, 2025, in US$	20,185,908	40,343	2,858,909	5,249	75,000	(237,147)	167,908,666	945,696	(61,141,689)	(1,059,995)	(1,052,203)	105,408,920

*	After giving effect of the reverse stock splits, see Note 14.

The accompanying notes are an integral part of these consolidated financial statements

NANO LABS LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(all amounts in RMB and US$, except number of shares or as otherwise noted)

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	(254,352,054)	(119,539,049)	125,947,598	17,918,792
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Amortization of right-of-use assets	5,752,591	1,975,693	1,200,038	170,732
Depreciation and amortization expenses	4,422,560	9,655,404	10,962,417	1,559,643
Gain on disposal of property, plant and equipment	—	(7,007)	(102,739)	(14,617)
Loss (gain) on lease termination	113,588	(102,732)	—	—
Share-based compensation	718,411	401,520	73,013	10,388
Inventory write-down	60,767,978	10,914,374	32,637,101	4,643,339
Change in fair value of short-term investments	—	—	9,073,955	1,290,968
Change in fair value of cryptocurrencies	—	15,744,170	(178,565,656)	(25,404,857)
Change in fair value of borrowings denominated in cryptocurrencies	—	—	(41,978,170)	(5,972,310)
Non-cash other income	—	—	(33,859,289)	(4,817,222)
Changes in assets and liabilities:
Accounts receivable, net	(1,732,378)	1,175,678	286,234	40,723
Inventories, net	28,782,243	(27,884,590)	(16,476,108)	(2,344,085)
Prepayments	47,159,593	20,010,799	(3,349,478)	(476,536)
Other current assets and non-current assets	511,358	(3,005,135)	22,439,559	3,192,516
Accounts payable	898,564	1,079,515	1,372,916	195,327
Advance from customers	(16,662,392)	(9,022,758)	(29,517,915)	(4,199,567)
Operating lease liabilities, current	(4,349,974)	(2,031,618)	(1,096,399)	(155,987)
Other current liabilities	(5,504,025)	(38,693,414)	(7,315,969)	(1,040,856)
Net cash used in operating activities	(133,473,937)	(139,329,150)	(108,268,892)	(15,403,609)

Cash flows from investing activities:
Purchases of property, plant and equipment	(105,482,822)	(36,367,661)	(46,283)	(6,585)
Proceeds from disposal of property, plant and equipment	—	16,955	1,848,677	263,015
Purchase of cryptocurrencies	—	(220,414,835)	(351,431,373)	(49,998,773)
Disposal of cryptocurrencies	—	—	55,437,668	7,887,217
Purchases of investment	—	—	(2,000,000)	(284,544)
Net cash used in investing activities	(105,482,822)	(256,765,541)	(296,191,311)	(42,139,670)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares and warrants	72,802,734	315,620,394	357,040,431	50,796,783
Cash contribution from a shareholder	—	9,999,557	259,280	36,888
Proceeds from bank loans	128,247,467	220,030,488	50,109,198	7,129,126
Repayments of bank loans	(1,530,000)	(169,667,635)	(23,350,000)	(3,322,046)
Repurchase of shares	—	—	(1,666,859)	(237,147)
Net cash provided by financing activities	199,520,201	375,982,804	382,392,050	54,403,604
Effects of exchange rate changes on cash, cash equivalents and restricted cash	159,828	4,379,036	(931,498)	(132,526)
Net decrease in cash, cash equivalents and restricted cash	(39,276,730)	(15,732,851)	(22,999,651)	(3,272,201)
Cash, cash equivalents and restricted cash at beginning of the year	87,859,384	48,582,654	32,849,803	4,673,600
Cash, cash equivalents and restricted cash at end of the year	48,582,654	32,849,803	9,850,152	1,401,399

Supplemental cash flow disclosures:
Interest paid	3,773,028	9,281,086	10,583,567	1,505,743
Income taxes paid	—	—	—	—

Non-cash investing and financing activities:
Operating lease right-of-use asset obtained in exchange for operating lease liability	5,015,808	1,770,209	912,636	129,842
Liabilities assumed in connection with purchase of property, plant and equipment	46,180,063	—	—	—
Liabilities settled with disposal of property, plant and equipment	—	—	3,034,966	431,790
Cryptocurrencies acquired through issuance of ordinary shares	—	36,294,458	42,430,764	6,036,701
Cryptocurrencies borrowed	—	—	704,007,431	100,160,402
Cryptocurrencies repaid	—	—	662,029,251	94,188,091
Cryptocurrencies paid for purchase of investment	—	—	35,714,536	5,081,171
Payment of expenses in the form of cryptocurrencies	—	—	8,561,744	1,218,095
Cryptocurrencies paid as collateral	—	—	8,575,337	1,220,029

The accompanying notes are an integral part of these consolidated financial statements

NANO LABS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in RMB, except share or as otherwise noted)

1.	Organization and nature of operations

Nano Labs Ltd (“Nano Labs”), incorporated on January 8, 2021, is a holding company, as an exempted company with limited liability in the Cayman Islands (“Cayman”). Nano Labs principally engages in fabless integrated circuit (“IC”) design and sale of product solutions by integrating its self-designed IC products. The Company utilizes third-party suppliers to fabricate, pack and test the IC products. The Company started cryptocurrency treasury business at the end of 2024.

The Company does not conduct any substantive operations on its own but instead conducts its business operations through its subsidiaries. As of the date of this report, the Company’s major subsidiaries are as follows:

Name of subsidiaries	Date of incorporation	Place of incorporation	Ownership percentage	Principal activities
Zhejiang Haowei Technology Co., Ltd. (“Zhejiang Haowei”)	July 16, 2019	Hangzhou, China	100%	Research and development of ICs
Zhejiang Nanomicro Technology Co., Ltd. (“Zhejiang Nanomicro”)	July 16, 2019	Hangzhou, China	100%	Research and development of ICs
Zhejiang NanoBlock Technology Co., Ltd.	July 16, 2019	Hangzhou, China	100%	Research and development of ICs
Zhejiang Ipollo Technology Co., Ltd.	August 18, 2020	Hangzhou, China	100%	Distribution of products
Nano Labs HK Limited	September 8, 2020	Hong Kong	100%	Investment
Nano Labs Inc	December 22, 2020	British Virgin Islands (“BVI”)	100%	Investment

Name of subsidiaries	Date of incorporation	Place of incorporation	Ownership percentage	Principal activities
Zhejiang Weike Technology Co., Ltd. (“Zhejiang Weike”)	June 2, 2021	Hangzhou, China	100%	Research and development of software
IPOLLO PTE. LTD. (formerly IPOLLO MINER PTE.LTD.)	June 9, 2021	Singapore	100%	Distribution of products
Ipollo Tech Inc	June 29, 2021	BVI	100%	Investment
Nano Technology HK Limited	July 7, 2021	Hong Kong	100%	Investment
Ipollo HK Limited	July 7, 2021	Hong Kong	100%	Distribution of products
Zhejiang Metaverse Technology Co., Ltd.	August 12, 2021	Hangzhou, China	100%	Investment
Ipollo Tech Ltd	October 27, 2021	Cayman	100%	Investment
Haowei Technology (Shaoxing) Co., Ltd.	November 3, 2021	Shaoxing, China	100%	Investment
Shenzhen Matamata Technology Co., Ltd.	November 17, 2021	Shenzhen, China	100%	Distribution of products
Nano bit HK Limited (formerly Tsuki HK Limited)	November 18, 2021	Hong Kong	100%	Investment
Shenzhen Matavos Technology Co., Ltd.	December 21, 2021	Shenzhen, China	100%	Distribution of products
Nano Dstock Inc (formerly Tsuki Inc)	January 7, 2022	United States	70%	Distribution of products
Metaski (Shaoxing) Technology Co., Ltd.	January 13, 2022	Shaoxing, China	100%	Distribution of products
Haoweiverse Technology (Shaoxing) Co., Ltd. (“Haoweiverse”)	January 13, 2022	Shaoxing, China	65%	Plant and distribution of products
Metameta (Shaoxing) Technology Co., Ltd.	January 25, 2022	Shaoxing, China	100%	Distribution of products
Ipolloverse HK Limited	May 18, 2022	Hong Kong	70%	Research and development
Metaverse (Shaoxing) Technology Co., Ltd.	May 20, 2022	Shaoxing, China	100%	Distribution of products
Ipolloverse Cayman Ltd	May 27, 2022	Cayman	70%	Investment
Ipolloverse Tech Inc	May 30, 2022	BVI	70%	Investment
Hangzhou Meta Technology Co., Ltd.	October 21, 2022	Hangzhou, China	100%	Distribution of products
Zhejiang Boluoyuanzhua Technology Co., Ltd	March 14, 2023	Hangzhou, China	100%	Distribution of products
Zhejiang Ipollo Metacomputing Co., Ltd	March 16, 2023	Hangzhou, China	70%	Distribution of products

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

Significant accounting estimates reflected in the Company’s consolidated financial statements including, but not limited to, inventory write-down, valuation of short-term investments, valuation of cryptocurrencies, receivable for cryptocurrencies collateral and borrowings denominated in cryptocurrencies, expected credit loss on receivable for cryptocurrencies collateral, useful lives of property, plant and equipment and intangible assets, impairment of long-lived assets, valuation allowance for deferred tax assets and share-based compensation.

Principles of consolidation

The Company’s consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no impact on net earnings and financial position.

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

Convenience translation

The United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ were calculated at the rate of US$1.00=RMB7.0288 on December 31, 2025, representing the central parity rate on December 31, 2025 published by the People’s Bank of China. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2025, or at any other rate.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, and receivable for cryptocurrencies collateral. The Company places its cash and cash equivalents and short-term investments with financial institutions with high credit ratings and quality. The Company manages credit risk of receivable for cryptocurrencies collateral through credit assessment of the counterparty lender and daily supervision and reconciliation of the asset status of the designated crypto wallets.

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

As of December 31, 2024 and 2025, the carrying values of current assets and current liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments, except for the following.

Fair Value Measurements as of December 31, 2024
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair value at December 31, 2024
	RMB	RMB	RMB	RMB
Cryptocurrencies	242,889,085	—	—	242,889,085

Fair Value Measurements as of December 31, 2025
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair value at December 31, 2025
	RMB	RMB	RMB	RMB
Cryptocurrencies	768,555,420	—	—	768,555,420
Receivable for cryptocurrencies collateral	20,387,316	—	—	20,387,316
Short-term investments	22,339,045	3,875,947	—	26,214,992
Borrowings denominated in cryptocurrencies	11,948,960	—	—	11,948,960

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

Cash and cash equivalents

Cash and cash equivalents include deposits in banks and other financial institutions that are unrestricted to withdrawal or use, and which have original maturities of three months or less. As of December 31, 2024 and 2025, cash and cash equivalents was RMB32,431,081 and RMB8,502,357, respectively.

Restricted cash

Restricted cash mainly represents the bank deposit frozen by the court as a result of legal proceedings. As of December 31, 2024 and 2025, the Company had restricted cash of RMB418,722 and RMB1,347,795, respectively.

Short-term investments

Investment in equity securities with readily determinable fair value

The Company hold investments in equity securities of a publicly listed company, for which the Company does not have significant influence. Investments in equity securities with readily determinable fair values are measured at fair value and any changes in fair value are recognized in other income (expenses).

Investment in warrants

The Company hold investments in stock warrants of a publicly listed company, for which the Company does not have significant influence. The warrants are measured at fair value and any changes in fair value are recognized in other income (expenses).

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

Prepayments

Prepayments primarily consist of advances to suppliers for future inventory purchases and prepaid processing fees and prepaid expenses for research and development activities.

Cryptocurrencies

Certain cryptocurrencies were included in non-current assets on the consolidated balance sheets due to the Company’s intent to retain them for long-term strategic reserve. Other cryptocurrencies held with the intent to fund operating expenses and working capital are included in current assets on the consolidated balance sheets. In addition, cryptocurrencies that are pledged as collateral are reported as “Receivable for cryptocurrencies collateral” and classified as current assets on the consolidated balance sheets, consistent with the Company’s intent to fund operating expenses.

As a result of adopting ASC 350-60, Intangibles — Goodwill and Other, (“ASC 350-60”) on January 31, 2024 following modified retrospective method, cryptocurrencies are measured at fair value as of each reporting period. The fair value of cryptocurrencies are measured using the period-end closing price from the principal market, Binance, in accordance with ASC 820, Fair Value Measurement (“ASC 820”). The changes in cryptocurrencies valuation due to remeasurement in fair value within each reporting period are reflected on the consolidated statements of operations and comprehensive income (loss) as “Change in fair value of cryptocurrencies”. The cost basis of cryptocurrencies is determined using average cost method of accounting.

The purchases and disposals of cryptocurrencies are included within investing activities in the consolidated statements of cash flows.

Receivable for cryptocurrencies collateral

The receivable for cryptocurrencies collateral represents the cryptos posted as collateral to the lender who has the rights to, among other activities, lend or re-hypothecate such cryptos at the sole discretion of the lender and for which the lender has an obligation to return to the Company at maturity of the loan.

The receivable for cryptocurrencies collateral is initially measured upon transfer at fair value and subsequently remeasured at fair value at the end of each reporting period. The changes in fair value are recognized on the consolidated statements of operations, in accordance with ASC 350-60.

In estimating the allowance for credit losses, the Company applies the current expected credit loss (“CECL”) model, which requires the measurement of lifetime expected credit losses on the amortized costs of the financial assets.

To estimate the allowance for credit loss of receivable for cryptocurrencies collateral, as the Company has no historical experience with similar assets, the allowance is determined using a combination of industry data, peer analysis, and forward-looking information about economic conditions and the creditworthiness of the counterparty.

The Company incorporates relevant qualitative factors, such as the nature of the receivable, the characteristics of the counterparty, and any observable market indicators, to assess the expected collectability of the receivable for cryptocurrencies collateral. The estimation process also includes reasonable and supportable forecasts to account for future economic conditions and any anticipated impact on the receivable. As of December 31, 2024 and 2025, no allowance for credit loss was recorded for receivable for cryptocurrencies collateral.

Borrowings denominated in cryptocurrencies

Borrowings denominated in cryptocurrencies is accounted for as hybrid instrument with a debt host contract and embedded derivatives linked to the fair value of cryptocurrencies. The Company measures this hybrid instrument at fair value through the election of fair value option. The fair value is measured as the spot price of the underlying cryptocurrencies in which the borrowing is denominated. Election of the fair value option is generally irrevocable unless an event occurs that gives rise to a new basis of accounting for that instrument. The gain or loss from change in fair value of borrowings denominated in cryptocurrencies are reported as a separate caption in other income (expenses) on the consolidated statements of operations and comprehensive income (loss).

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

Impairment of long-lived assets

For long-lived assets including primarily property, plant and equipment, right-of-use assets, and intangible assets with finite lives, the Company evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. For the years ended December 31, 2023, 2024 and 2025, no impairment of long-lived assets was recognized.

Treasury shares

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets.

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

The Company recognizes revenue at a point in time when the control of the products has been transferred to customers. The transfer of control is considered complete when products have been picked up by or shipped to customers. The Company’s sales arrangements usually require prepayment before the delivery of products. The advance payment is not considered a significant financing component. The Company elected to account for shipping and handling fees as a fulfillment cost. The product sales contracts generally include product warranty provisions. The Company did not accrue warranty liabilities for the product sales as the financial impacts of the warranty have historically been and are expected to continue to be immaterial. The Company estimates sales return based on historical experiences and there was no allowance for sales return recorded during the years ended December 31, 2023, 2024 and 2025.

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

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Product sales revenue	71,321,462	34,096,450	26,633,026
Service revenue	7,013,914	6,499,466	373,718
Net revenues	78,335,376	40,595,916	27,006,744

Contract liabilities

Contract liabilities are recorded when consideration is received from a customer prior to transferring the control of goods or services to the customer. As of December 31, 2024 and 2025, the Company recorded contract liabilities of RMB98,895,905 and RMB69,314,154, respectively, which were presented as advance from customers on the accompanying consolidated balance sheets. During the years ended December 31, 2023, 2024 and 2025, the Company recognized RMB23,740,945, RMB9,765,766 and RMB20,805,240 from the opening balance of contract liabilities as revenue, respectively.

Cost of revenues

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists of product costs and service costs. Product costs include costs of raw material, contract manufacturers for production, shipping and handling costs, and warehousing costs. Service costs include labor costs and material costs. During the years ended December 31, 2023, 2024 and 2025, the Company recorded inventory write-down of RMB60,767,978, RMB10,914,374 and RMB32,637,101 as cost of revenues, respectively.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and promotion, salaries, and shipping and handling costs incurred during the selling activities. Advertising and transportation expenses are charged to expense as incurred.

Advertising and promotion costs in the amounts of RMB1,278,586, RMB364,253 and RMB656,386 for the years ended December 31, 2023, 2024 and 2025, respectively, are included in selling and marketing expenses.

Shipping and handling costs amounting to RMB2,122,358, RMB968,713 and RMB115,867 for the years ended December 31, 2023, 2024 and 2025, respectively, are included in selling and marketing expenses.

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

Comprehensive income (loss)

Comprehensive income (loss) is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive income (loss) for the periods presented includes net income (loss) and foreign currency translation adjustments.

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

Segment Reporting

The Company uses the “management approach” in determining reportable segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer of the Company who reviews financial information of operating segments based on U.S. GAAP. The CODM now reviews results analyzed by marketing channel. This analysis is only presented at the revenue level with no allocation of direct or indirect costs. Consequently, the Company has determined that it has only one operating segment. The CODM evaluates performance for the Company’s single operating segment and decides how to allocate resources based on the Company’s consolidated net income (loss) as reported in the consolidated statements of operations and comprehensive income (loss). The measure of segment assets is reported on the consolidated balance sheets as total assets. The CODM allocates resources across the Company based on consolidated net income (loss) derived during the annual budgeting process and throughout the year in monitoring actual results compared to budget and updated forecasts. These results are used to assess segment performance.

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

Long-lived assets consist of cryptocurrencies, property, plant and equipment, right-of-use assets, intangible assets with finite lives and other non-current assets. As of December 31, 2025, the long lived assets of RMB424,743,318 belong to subsidiaries located in BVI. The remaining long-lived assets were located in PRC.

For the years ended December 31, 2023, 2024 and 2025, the Company’s net revenues by geographical location of customers are as follows:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
PRC	57,485,526	24,986,453	23,675,156
Hong Kong	16,461	9,467,603	1,242,153
Singapore	1,119,872	4,697,243	—
The United States	7,115,353	1,094,904	1,560,205
Others	12,598,164	349,713	529,230
Net revenues	78,335,376	40,595,916	27,006,744

Recently adopted or issued accounting pronouncements

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvement to Income Tax Disclosures” to enhance the transparency and decision usefulness of income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, on a prospective basis. Early adoption is permitted. The Company adopted ASU No. 2023-09 on January 1, 2025, which did not have a material impact on the consolidated financial statements. See Note 19.

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

In July 2025, the FASB issued ASU No. 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”, which provides a practical expedient for estimating expected credit losses for current accounts receivable and current contract assets. This ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years, with early adoption permitted. ASU No. 2025-05 should be applied prospectively. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures and expects no material change if adopting ASU No. 2025-05.

3.	Short-term investments

Short-term investments include the following:

	As of December 31,
	2024	2025
	RMB	RMB
Investment in equity securities with readily determinable fair value	—	22,339,045
Investment in warrants	—	3,875,947
Short-term investments	—	26,214,992

During the years ended December 31, 2023, 2024 and 2025, nil, nil and RMB7,779,811 unrealized loss from investment in equity securities were included in other expenses.

During the years ended December 31, 2023, 2024 and 2025, nil, nil and RMB1,294,144 unrealized loss from investment in warrants were included in other expenses.

The Company’s investment in warrants is measured on a recurring basis and carried on the balance sheets at an estimated fair value at the end of the year. The valuation of investment in warrants is determined using the Monte Carlo simulation model. The following table summarizes the inputs to the model used to estimate the fair value of the investment in warrants as of December 31, 2025:

	December 31, 2025
Stock price	US$	6.42
Exercise price	US$	15.15
Expected volatility		80.27%
Time to maturity (in years)		2.58
Risk-free interest rate		3.50%

4.	Inventories, net

Inventories, net consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Raw materials	11,064,697	2,670,367
Work in process	9,979,114	6,859,086
Finished goods	8,822,607	4,163,921
Inventories, net	29,866,418	13,693,374

5.	Prepayments

Prepayments consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Prepayments – inventories and processing fee	3,011,819	6,320,009
Prepayments – others	1,594,247	1,247,862
Total	4,606,066	7,567,871

6.	Other current assets

Other current assets consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Value-added tax recoverables	21,880,916	5,384,032
Deposits	2,202,904	2,243,087
Others	2,824,977	1,430,653
Total	26,908,797	9,057,772

7.	Cryptocurrencies

The following table presents the Company’s significant cryptocurrencies holdings as of December 31, 2025:

	Quantity	Cost Basis	Fair Value
BNB	126,662	636,265,511	768,554,830
Others	0.00	716	590
Total cryptocurrencies held as of December 31, 2025		636,266,227	768,555,420

The following table presents a roll-forward of the Company’s cryptocurrencies holdings during the year ended December 31, 2025:

In RMB
Cryptocurrencies at December 31, 2024	242,889,085
Cryptocurrencies purchased using fiat currency	351,431,373
Cryptocurrencies disposed for fiat currency	(55,437,668)
Cryptocurrencies received from issuance of ordinary shares	42,430,764
Cryptocurrencies paid for purchase of investment	(35,714,536)
Cryptocurrencies borrowed	704,007,431
Cryptocurrencies repaid	(662,029,251)
Cryptocurrencies received from airdrop	24,904,307
Cryptocurrencies received from investment products	8,954,982
Cryptocurrencies paid as collateral	(8,575,337)
Cryptocurrencies paid for expenses	(8,644,823)
Others	83,079
Changes in fair value of cryptocurrencies	178,565,656
Foreign currency translation adjustment	(14,309,642)
Cryptocurrencies at December 31, 2025	768,555,420

Realized gain on disposal of cryptocurrencies was nil, nil, and RMB44,101,822 for the years ended December 31, 2023, 2024 and 2025.

8.	Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Machinery and electronic equipment	17,409,218	14,766,562
Office furniture	370,667	372,966
Leasehold improvement	2,794,450	2,794,450
Transportation equipment	41,014	41,014
Buildings and facilities attached to buildings	194,892,201	191,856,403
Less: Accumulated depreciation	(18,165,635)	(27,200,724)
Property, plant and equipment, net	197,341,915	182,630,671

Depreciation expenses recognized for the years ended December 31, 2023, 2024 and 2025 were RMB3,436,716, RMB8,669,931 and RMB9,975,895, respectively.

As of December 31, 2024 and 2025, property, plant and equipment with net book value of 188,432,414 and RMB176,739,153 was pledged as collateral under a loan arrangement, respectively (also see Note 12).

9.	Intangible asset, net

Intangible asset, net consists of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Land use right	49,292,208	49,292,208
Franchise right	334,865	334,865
Less: Accumulated amortization	(2,881,629)	(3,867,473)
Intangible asset, net	46,745,444	45,759,600

Amortization expense for the years ended December 31, 2023, 2024 and 2025 amounted to RMB985,844, RMB985,844 and RMB985,844, respectively.

As of December 31, 2024 and 2025, land use right with net book value of RMB46,745,444 and RMB45,759,600 was pledged as collateral under a loan arrangement (also see Note 12).

As of December 31, 2025, the future estimated amortization expenses are as below.

Years ended December 31,	Estimated amortization expense
RMB
2026	985,844
2027	985,844
2028	985,844
2029	985,844
2030	985,844
Thereafter	40,830,380
Total	45,759,600

10.	Operating leases

The Company entered into various operating lease agreements for offices space. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The following component of lease cost are included in the Company’s consolidated statements of operations and comprehensive income (loss):

	For the year ended December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2025
	RMB	RMB	RMB
Operating lease cost	6,051,298	2,600,988	1,167,338
Short-term lease cost	198,306	429,324	72,725
Total lease cost	6,249,604	3,030,312	1,240,063

Supplemental disclosure related to operating leases were as follows:

	For the year ended December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2025
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	4,648,690	2,360,943	1,363,825

	As of December 31, 2024	As of December 31, 2025
Weighted average remaining lease term of operating leases (years)	3.26	2.83
Weighted average discount rate of operating leases	6.24%	6.24%

The following table summarizes the maturity of operating lease liabilities as of December 31, 2025:

As of December 31,	2025
RMB
2026	1,274,602
2027	1,191,481
2028	602,087
Thereafter	—
Total lease payments	3,068,170
Less: imputed interest	(245,746)
Total lease liabilities	2,822,424
Less: current portion	(1,125,674)
Non-current lease liabilities	1,696,750

11.	Other current liabilities

Other current liabilities consist of the following:

	As of December 31, 2024	As of December 31, 2025
	RMB	RMB
Salary accrual	4,001,104	3,234,948
Deposit	150,303	150,298
Payable for property, plant and equipment	26,521,368	18,459,526
Tax accrual	16,173,063	16,581,246
Customer refund liability	14,471,474	14,471,474
Others	5,845,905	1,405,634
Total	67,163,217	54,303,126

12.	Short-term and long-term debts

Short-term debts

Starting from September 2023, the Company entered into multiple short-term loan agreements with banks for working capital and general business purposes. As of December 31, 2025, the loans bear a weighted average interest rate of 3.3% and weighted average years to maturity of 0.42 year. During the years ended December 31, 2023, 2024 and 2025, the Company borrowed RMB20,000,000, RMB20,000,000 and RMB43,000,000, and repaid nil, RMB22,000,000 and RMB18,000,000, respectively. The guaranty information of the Company’s outstanding short-term loans as of December 31, 2024 and 2025 consist of the following:

	As of December 31, 2024	As of December 31, 2025
	RMB	RMB

Guaranteed by Mr. Jianping Kong, the principal shareholder, chairman and chief executive officer, Mr. Qifeng Sun, the principal shareholder and vice chairman, and two subsidiaries within the Company’s organizational structure	18,000,000	18,000,000
Guaranteed by Mr. Jianping Kong and one subsidiary within the Company’s organizational structure	—	15,000,000
Guaranteed by the Mr. Jianping Kong, one subsidiary within the Company’s organizational structure, and a third party financial institution	—	10,000,000

Long-term debts

On August 11, 2022, the Company entered into a line of credit agreement with Zhejiang Shaoxing Ruifeng Rural Commercial Bank for a credit line up to RMB100,000,000 with a due date on July 25, 2030. In June 2023, the credit line was increased to a maximum amount of RMB148,000,000, with guarantee provided by Mr. Jianping Kong starting from July 2023. In April 2024, the credit line was increased to a maximum amount of RMB198,000,000, with additional pledge by the Company’s property, plant and equipment. During the years ended December 31, 2023, 2024 and 2025, the Company borrowed RMB108,247,467, RMB200,030,488 and RMB7,109,198 under the credit line and repaid RMB1,530,000, RMB147,667,636 and RMB5,350,000 respectively. The loans bear a weight average interest rate of 5.06% with repayment dates for parts of the loan ranging from June 20, 2026 to July 25, 2030. The loans are pledged by the property, plant and equipment and land use right of the Company (mentioned in Note 8 and Note 9).

As of December 31, 2025, the future maturities of long-term debts are as below:

As of December 31,	RMB
2026	6,890,000
2027	8,430,000
2028	9,970,000
2029	11,510,000
2030	140,992,834
Thereafter	—
Total	177,792,834

13.	Receivable for cryptocurrencies collateral and borrowings denominated in cryptocurrencies

Receivable for cryptocurrencies collateral

As of December 31, 2025, the Company held 3,338 BNB and 14,087 USDT pledged as collateral in connection with the borrowings denominated in cryptocurrencies, which are reported as receivable for cryptocurrencies collateral. During the years ended December 31, 2023, 2024 and 2025, no gain or loss from change in fair value of receivable for cryptocurrencies collateral was recorded.

Borrowings denominated in cryptocurrencies

Starting from 2025, the Company entered into multiple short-term loan agreements with third parties to borrow cryptocurrencies for working capital and value investment purpose. During the year ended December 31, 2025, the Company borrowed 1,700,000 USDT and 900 BTC, and repaid 900 BTC. As of December 31, 2025, the Company had 1,700,000 USDT in borrowings denominated in cryptocurrencies, which bears a 6% borrow fee. The borrowing has no predetermined maturity date and is repayable at the Company’s option and callable at the lender’s option, subject to 5 calendar days’ notice.

During the year ended December 31, 2025, the Company recorded RMB41,978,170 realized gain from change in fair value of borrowings denominated in cryptocurrencies. During the year ended December 31, 2025, the Company recorded RMB6,354,670 interest expense in connection with the borrowings denominated in cryptocurrencies.

14.	Shareholders’ equity

On January 25, 2024, the shareholders of the Company approved a 2-for-1 reverse stock split (the “1st reverse stock split”). After the 1st reverse stock split, the authorized share capital of the Company were divided into 250,000,000 ordinary shares with par value of US$0.0002 each, comprising of :1) 121,410,923 Class A ordinary shares with par value of US$0.0002 each, 2) 28,589,078 Class B ordinary shares with par value of $0.0002 each, and 3) 99,999,999 shares of a par value of US$0.0002 each of such class or classes (however designated) as the board of directors of the Company (the “Directors”) may determine. The 1st reverse stock split was effective on January 31, 2024.

On October 23, 2024, the shareholders of the Company approved a 10-for-1 reverse stock split (the “2nd reverse stock split”). After the 2nd reverse stock split, the authorized share capital of the Company were divided into 25,000,000 ordinary shares with par value of US$0.002 each, comprising of :1) 12,141,093 Class A ordinary shares with par value of US$0.002 each, 2) 2,858,908 Class B ordinary shares with par value of US$0.002 each, and 3) 9,999,999 shares of a par value of US$0.002 each of such class or classes (however designated) as the board of directors of the Company (the “Directors”) may determine. The 2nd reverse stock split was effective on November 3, 2024.

All information related to the Company’s ordinary shares, restricted stock units and stock options, as well as all per share data included in these financial statements and footnotes have been retrospectively adjusted to reflect the 1st and 2nd reverse stock split (collectively, the “reverse stock splits”) for all periods presented.

On November 13, 2023, the Company issued a total of 518,950 Class A ordinary shares, being the maximum aggregate number of shares which may be issued under the 2022 Share Incentive Plan (see Note 15) of the Company, to Nanoeco Ltd (“Nanoeco”), a British Virgin Islands limited liability company wholly owned by Kastle Limited, who has been designated as the nominee holder for the 518,950 Class A ordinary shares, which serves as the ESOP platform. During the year ended December 31, 2025, a total of 6,437 options were exercised by employees at exercise price of US$0.002 per share.

On February 21, 2025, the Company entered into Securities Purchase Agreements with certain investors (collectively, the “Investors”), pursuant to which the Company agreed to issue and sell to the Investors, in a private placement, the Company’s Class A ordinary shares at a purchase price of US$6.46 per share. The Company issued an aggregate of 913,714 Class A ordinary shares for net proceeds of approximately US$5.9 million (approximately RMB42.4 million), which includes US$3.9 million in Bitcoin and US$2.0 million in USDT. The Company received all the net proceeds by March 5, 2025.

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

On June 27, 2025, the Company entered into Securities Purchase Agreements with certain investors (collectively, the “Investors”), pursuant to which the Company agreed to issue and sell to the Investors, in a private placement (the “Offering”), the Company’s Class A ordinary shares at a purchase price of US$8.40 per share and warrants to purchase Class A ordinary shares at an exercise price of US$10.00 per share (subject to adjustment for stock splits and the like). The warrants were exercisable immediately upon closing and have a term of exercise equal to five years. The Company issued an aggregate of 5,952,381 Class A ordinary shares and warrants to purchase 5,952,381 shares of Class A ordinary shares pursuant to the Purchase Agreement for gross proceeds of US$50.0 million. The Company received all the net proceeds of approximately US$46.1 million (approximately RMB330.5 million) after deducting placement agent’s fees and other offering expenses by June 30, 2025.

On August 21, 2025, the Company entered into an at the market offering agreement (the “ATM Agreement”) with Maxim Group LLC (“Maxim”), pursuant to which the Company may offer and sell its Class A ordinary shares from time to time through Maxim, acting as the Company’s sales agent. The Company will pay Maxim as compensation a fixed commission rate of 2.5% of the gross proceeds of each sale of Class A ordinary shares. Pursuant to the registration statement filed registering shares to be sold in accordance with the terms of the ATM Agreement, the Company may offer and sell its Class A ordinary shares up to a maximum aggregate offering price of US$45,000,000. No shares were issued pursuant to this ATM Agreement during the year ended December 31, 2025.

Effective October 14, 2025, the Board of Directors approved a share repurchase program (“Repurchase Program”) to repurchase the Company’s ordinary shares, par value US$0.002 per share, for an aggregate amount up to US$25.0 million over the next 12-months period. Pursuant to the Repurchase Program, the Company may periodically repurchase its ordinary shares for cash in various means, including without limitation, open market purchases, block transactions and privately negotiated transactions, and the Company may fund the repurchases from its existing cash balance and proceeds from liquidation of crypto assets. During the year ended December 31, 2025, the Company repurchased a total of 75,000 Class A ordinary shares and paid consideration in total of US$0.2 million (approximately RMB1.7 million) pursuant to the Repurchase Program.

On December 30, 2025, the shareholders of the Company approved to increase the votes per Class B ordinary shares from 30 to 50.

During the year ended December 31, 2025, investors exercised warrants to purchase a total of 573,233 Class A ordinary shares, at the exercise price of US$6.46 per share. The Company received the net proceeds of approximately US$3.7 million (approximately RMB26.6 million).

As of December 31, 2024 and 2025, 458,453 and 452,016 Class A ordinary shares held by the ESOP platform are considered issued but not outstanding. As of December 31, 2024 and 2025, there were a total of 16,312,505 and 23,571,833 Class A and Class B ordinary shares issued, 15,674,052 and 23,044,817 Class A and Class B ordinary shares outstanding, respectively.

15.	Share-based compensation

2022	Share Incentive Plan

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

Restricted Stock Units (“RSUs”)

On November 1, 2021, the Board of the Company approved the establishment of an employee benefit trust for the purpose of holding the Company’s ordinary shares to be transferred to the recipient employees and directors of the share awards granted prior to the establishment of the 2022 Plan. In January 2022, Mr. Jianping Kong and other original shareholders of Zhejiang Haowei transferred a total of 562,668 ordinary shares held by them on behalf of the respective equity reward holders to Nanometa Ltd. (“Nanometa”), the nominee of the employee benefit trust. 165,664 shares held by Nanometa were transferred to the recipient employees and directors. As of December 31, 2025, a total of 335,710 shares were still held by Nanometa, which comprises of: 1) 310,045 shares held on behalf of and transferable to the recipient employes and directors upon request; and 2) 25,665 shares unassigned due to forfeiture of share awards. All RSUs have been vested or forfeited as of December 31, 2024.

Options

On April 27, 2023, the Company granted a series of options under the 2022 share incentive plan: 1) the Company granted employees options to purchase a total of 22,522 Class A ordinary shares of the Company with an exercise price of US$0.002 per share. The options granted have a contractual term of 10 years. For the reward, 33.3% will be vested on April 27, 2024; 33.3% will be vested on April 27, 2025; and 33.3% will be vested on April 27, 2026; 2) the Company granted employees options to purchase a total of 7,787 Class A ordinary shares of the Company with an exercise price of US$0.002 per share. The options granted have a contractual term of 10 years. For the reward, 33.3% will be vested on July 12, 2023; 33.3% will be vested on July 12, 2024; and 33.3% will be vested on July 12, 2025; 3) the Company also granted employees options to purchase a total of 54,579 Class A ordinary shares of the Company with an exercise price of US$0.002 per share. The options granted have a contractual term of 10 years. The options were fully vested and exercisable at the grant date. The options in 1) and 2) described above were subject to performance conditions based on the result of an annual performance review of the grantee in accordance with the predetermined performance targets. The Company estimated the annual performance review result for each grantee and recognized the related compensation expenses.

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

The options granted under the 2022 plan were valued using the Black-Scholes model using the management’s estimates and assumptions. Significant assumptions used in the valuations are set as below:

	For the
	year ended
	December 31, 2023
Spot price on valuation date	US$	10.6
Expected volatility		120.95%-123.34%
Risk-free interest rate		3.53%-4.28%
Dividend yield		0.00%

The following table summarizes the share options activity and related information for the years ended December 31, 2023, 2024 and 2025:

	Number of Options	Weighted Average Exercise Price (RMB)	Weighted Average Remaining Term (Years)	Weighted Average Grant Date Fair Value (RMB)	Aggregated Intrinsic Value (RMB)
Outstanding as of January 1, 2023	25,000	0.03	9.0	609.4	2,001,626
Granted	86,186	0.01	9.3	73.4
Forfeited	21,158	0.03	—	495.7
Exercised	58,789	0.02	—	149.4
Outstanding as of December 31, 2023	31,239	0.01	9.3	73.4	4,004,469
Vested and exercisable as of December 31, 2023	7,152	0.01	9.3	73.4	916,775
Granted	—	—	—	—
Forfeited	5,041	0.01	—	73.4
Exercised	10,041	0.01	—	73.4
Outstanding as of December 31, 2024	16,157	0.01	8.3	73.4	1,039,402
Vested and exercisable as of December 31, 2024	4,865	0.01	8.3	73.4	312,976
Granted	—	—	—	—
Forfeited	2,246	0.01	—	73.4
Exercised	6,437	0.01	—	73.4
Outstanding as of December 31, 2025	7,474	0.01	7.3	73.4	165,384
Vested and exercisable as of December 31, 2025	3,705	0.01	7.3	73.4	81,984

During the years ended December 31, 2023, 2024 and 2025, share-based compensation recognized by the Company related to the options were RMB712,184, RMB399,247 and RMB73,013, respectively. The outstanding unamortized share-based compensation related to option was RMB29,230 (which will be recognized through April 2026) as of December 31, 2025.

16.	Statutory reserves

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

The Company has made nil appropriations to statutory reserve for the years ended December 31, 2023, 2024 and 2025.

17.	Other income

Other income consists of the following:

	For the year ended December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2025
	RMB	RMB	RMB
Government subsidies	5,307,351	3,216,168	3,348,712
Income from airdrop and crypto investment products	—	—	33,859,289
Others	1,803,742	—	2,737,314
Total	7,111,093	3,216,168	39,945,315

18.	Earnings (loss) per share

The calculation of basic earnings (loss) per share is based on the income (loss) attributable to ordinary shareholders of the Company and weighted-average number of ordinary shares outstanding for the years ended December 31, 2023, 2024 and 2025.

Diluted earnings (loss) per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective periods. For the year ended December 31, 2025, the warrants issued for a weighted average number of 2,348,554 shares could potentially dilute earnings per share but were not included in the computation of diluted net income per share as their effect would have been anti-dilutive.

The following reflects the income and share data used in the basic and diluted earnings (loss) per ordinary share computations:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Earnings (loss) attributable to ordinary shareholders of the Company	(252,823,772)	(113,187,048)	135,466,040
Weighted average number of ordinary shares outstanding for basic earnings (loss) per share calculation	5,888,507	8,049,592	19,858,117
Basic earnings (loss) per share	(42.94)	(14.06)	6.82

Earnings (loss) attributable to ordinary shareholders of the Company for diluted earnings (loss) per share calculation	(252,823,772)	(113,187,048)	135,466,040
Weighted average number of ordinary shares outstanding diluted earnings (loss) per share calculation	5,888,507	8,049,592	19,858,117
Adjusted for:
- incremental shares issuable related to options issued	—	—	4,044
Weighted average number of shares outstanding for diluted earnings (loss) per share calculation	5,888,507	8,049,592	19,862,161
Diluted earnings (loss) per share	(42.94)	(14.06)	6.82

19.	Income taxes

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

Singapore

The company incorporated in Singapore is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first SGD 100,000 (approximately RMB470,000) and 50% of the next SGD 100,000 (approximately RMB470,000) taxable income exempted from income tax. The company did not make any provisions for Singapore income tax as there were no assessable profits derived from or earned in Singapore since inception.

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

Below is a tabular rate reconciliation pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31, 2025:

	For the Year Ended December 31, 2025
	RMB	%
PRC statutory income tax rates	31,486,900	25.00%
Effect of expenses not deductible for tax purposes	419,006	0.33%
Effect of additional deduction of research and development expense	(4,147,482)	(3.29)%
Effect of income tax exemptions and reliefs	249,076	0.20%
Recovery from deferred income tax assets	(3,055,163)	(2.43)%
Effect of valuation allowance on deferred income tax assets	29,337,978	23.30%
Income tax difference under different tax jurisdictions*	(54,290,315)	(43.11)%
Total	—	(0.00)%

*	Substantially all the income tax difference under different tax jurisdictions was generated from BVI entities.

Below is a reconciliation between the effective income tax rate and the PRC statutory income tax rate for the years ended December 31, 2023 and 2024:

	For the Years Ended December 31,
	2023	2024
PRC statutory income tax rates	25.00%	25.00%
Effect of expenses not deductible for tax purposes	(0.42)%	(0.28)%
Effect of additional deduction of research and development expense	5.98%	5.90%
Effect of income tax exemptions and reliefs	(5.71)%	(0.39)%
Recovery from deferred income tax assets	0.05%	0.22%
Effect of valuation allowance on deferred income tax assets	(23.52)%	(26.29)%
Income tax difference under different tax jurisdictions	(1.37)%	(4.16)%
Total	0.01%	0.00%

The provision for income taxes consists of the following:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Current income tax expense (benefit) - PRC	(17,394)	—	—
Current income tax expense (benefit) - Foreign	—	—	—
Deferred income tax expense	—	—	—
Income tax expense (benefit)	(17,394)	—	—

 PRC and international components of income (loss) before income taxes were comprised of the following for the periods indicated:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
PRC	(209,783,759)	(88,852,369)	(97,453,535)
Foreign	(44,585,689)	(30,686,680)	223,401,133
Income (loss) before income tax provision	(254,369,448)	(119,539,049)	125,947,598

Significant component of deferred tax assets are as follows:

	As of December 31,
	2024	2025
Net operating loss carryforward	98,783,665	118,846,734
Accrued expense and others	9,688,509	(3,698,621)
Inventory impairment	50,475,875	50,576,626
Deferred tax assets	158,948,049	165,724,739
Less: valuation allowance	(158,948,049)	(165,724,739)
Deferred tax assets	—	—

As of December 31, 2025, the Company had net operating loss carryforward of approximately RMB568,188,165 which mainly arose from the Company’s subsidiaries established in the PRC. These net operating losses can be carried forward to offset future taxable income and will expire during the period from 2026 to 2035. The provision of valuation allowance for the years ended December 31, 2023, 2024 and 2025 were RMB47,333,923, RMB31,087,058 and RMB9,831,853, respectively. The reversal of valuation allowance for the years ended December 31, 2023, 2024 and 2025 were RMB117,051, RMB257,501, and RMB3,055,163, respectively.

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

Uncertain tax positions

The tax authority of the PRC Government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. In general, the PRC tax authority has up to five years to conduct examinations of the tax filings of the Company’s PRC entities. Accordingly, the PRC subsidiaries’ tax years of 2020 through 2024 remain open to examination by the respective tax authorities. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2025, the Company did not have any significant unrecognized uncertain tax positions.

20.	Related party transactions

Related parties with whom the Company conducted business consist of the following:

Name of related party	Nature of Relationship
Jianping Kong	Principal shareholder, chairman and chief executive officer
Qifeng Sun	Principal shareholder and vice chairman

On July 28, 2023, the Company entered into agreements with Jianping Kong and Qifeng Sun along with their respective affiliates (the “Lenders”), who together provided interest-free loans in the total amount of US$10 million (approximately RMB72,802,000) (“the Loans”), to fund the Company’s research and development initiatives directed towards the advancement of ASIC chips, smart-NICs, and vision computing chips. On September 5, 2023, the Company and the lenders entered into agreements to convert the Loans into an aggregate of 957,854 Class A ordinary shares of the Company for no additional consideration. The share issuance was completed on September 13, 2023.

On August 26, 2024 and September 6, 2024, the Company entered into loan agreements with Jianping Kong and Qifeng Sun to borrow interest-free loans in the total amount US$8.5 million (RMB60.0 million) in cash (“the Loans”) to fund the Company’s working capital. The Loans are due on the one-year anniversary of the agreement dates. The proceeds have been fully received through September 5, 2024 to September 12, 2024. On September 20, 2024, the Company and the lenders, along with their respective affiliates, entered into agreements to convert such loans into an aggregate of 2,791,462 Class A ordinary shares of the Company for no additional consideration. The per share consideration of the conversion is US$3.045 per ordinary share. The share issuance was completed on September 23, 2024.

During the years ended December 31, 2023, 2024 and 2025, Jianping Kong and Qifeng Sun provided guarantee for the Company’s debts. See Note 12 for more details.

21.	Concentrations

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s revenues for the years ended December 31, 2023, 2024 and 2025:

	For the Years Ended December 31,
	2023	2024	2025
Customer A	—	—	59%
Customer B	—	12%	11%
Customer C	—	13%	—
Customer D	—	11%	—
Customer E	15%	—	—
Customer F	12%	—	—

The following table sets forth information as to each supplier that accounted for 10% or more of the Company’s purchase for the years ended December 31, 2023, 2024 and 2025:

	For the Years Ended December 31,
	2023	2024	2025
Supplier A	—	—	20%
Supplier B	—	—	15%
Supplier C	—	—	14%
Supplier D	38%	—	—
Supplier E	14%	—	—
Supplier F	—	29%	—

22.	Commitments and contingencies

Operating lease commitments

The information of lease commitments is provided in Note 10.

Contingencies

The Company is subject to litigation matters from time to time in the normal cause of business. The Company’s legal counsel and the management routinely assess the likelihood of adverse judgments and outcomes to these matters, as well as ranges of probable losses. Accruals are recorded for these matters to the extent that management concludes a loss is probable and the financial impact, should an adverse outcome occur, is reasonable estimable. The Company has not recorded any material liabilities in this regard as of December 31, 2024 and 2025.

In July 2025, a customer filed a civil action against one of the Company’s subsidiaries at the People’s Court of Shangcheng District, Hangzhou City, for a sales contract dispute, claiming the Company breached the contract and demanding a return of payment of RMB4,965,147 including related interests. Given the nature of the case, as of the date of this annual report, the amount liable by the Company in the event of an unfavorable outcome cannot be reasonably estimated.

The Company believes they have strong arguments against the claim and will defend vigorously.

Bank accounts of the Company were judicially frozen by the court as a result of the legal proceedings. The frozen amount as of December 31, 2025 and the date of this annual report was RMB1,347,795 and nil, respectively.

23.	Subsequent events

The following subsequent events were evaluated on April 13, 2026, the date the financial statements were issued. Except as set forth below, there were no events that occurred subsequent to December 31, 2025 that require adjustment to or disclosure in the consolidated financial statements.

In March 2026, the Company borrowed approximately 1.0 million unit of USDT (approximately RMB7.0 million) from Binance. The borrowings bear an annual interest rate of 2.54% and are repayable at the Company’s option.

From January to April 2026, the Company borrowed a total of approximately RMB8.2 million from Zhejiang Shaoxing Ruifeng Rural Commercial Bank Co., Ltd under the credit line pledged by the land use right and property, plant and equipment of the Company as described in Note 12. The additional borrowings bear an annual interest rate of 5.4% with repayment date on July 25, 2030.

From January to April 2026, the Company repurchased a total of 282,743 Class A ordinary shares and paid consideration in total of US$0.9 million pursuant to the Repurchase Program.

24.	Parent-only financial statements

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

The following represents condensed financial information of the parent company:

NANO LABS LTD

CONDENSED BALANCE SHEETS

(all amounts in RMB and US$, except number of shares or as otherwise noted)

	As of December 31,
	2024	2025
	RMB	RMB	US$
ASSETS/(LIABILITIES)
Cash and cash equivalents	2,227,649	42,095	5,989
Short-term investments	—	26,214,992	3,729,654
Prepayments	891	—	—
Due from intercompany	814,547,651	1,160,984,732	165,175,383
Investment in subsidiaries	(585,987,070)	(438,947,877)	(62,449,903)
TOTAL ASSETS	230,789,121	748,293,942	106,461,123
SHAREHOLDERS’ EQUITY
Shareholders’ equity (deficit):
Class A ordinary shares (US$0.002 par value; 14,141,093 and 1,097,141,091 shares authorized as of December 31, 2024 and 2025, respectively; 13,273,596 and 20,712,924 shares issued as of December 31, 2024 and 2025, respectively; 12,815,143 and 20,185,908 shares outstanding as of December 31, 2024 and 2025, respectively)	176,842	283,565	40,343
Class B ordinary shares ($0.002 par value; 2,858,909 shares authorized; 2,858,909 shares issued and outstanding as of December 31, 2024 and 2025)	36,894	36,894	5,249
Treasury shares	—	(1,666,859)	(237,147)
Additional paid-in capital	780,499,664	1,180,196,429	167,908,666
Accumulated deficit	(565,218,741)	(429,752,701)	(61,141,689)
Statutory reserves	6,647,109	6,647,109	945,696
Accumulated other comprehensive income (loss)	8,647,353	(7,450,495)	(1,059,995)
TOTAL NANO LABS LTD SHAREHOLDERS’ EQUITY	230,789,121	748,293,942	106,461,123

NANO LABS LTD

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(all amounts in RMB and US$, except number of shares or as otherwise noted)

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Net revenues	—	—	—	—
Operating expenses:
Selling and marketing expenses	—	—	(607,147)	(86,379)
General and administrative expenses	(471,664)	(683,178)	(1,016,420)	(144,607)
Change in fair value of cryptocurrencies	—	—	3,383,727	481,409
Total operating income (expenses)	(471,664)	(683,178)	1,760,160	250,423
Income (loss) from operations	(471,664)	(683,178)	1,760,160	250,423
Finance income (expense)	110,971	(13,140)	—	—
Interest expense	—	—	(5,952,207)	(846,832)
Other expenses	—	—	(9,073,955)	(1,290,968)
Income (loss) from investment in subsidiaries	(252,463,079)	(112,490,730)	148,732,042	21,160,375
Net income (loss) attributable to Nano Labs Ltd	(252,823,772)	(113,187,048)	135,466,040	19,272,998
Comprehensive income (loss):
Net income (loss)	(252,823,772)	(113,187,048)	135,466,040	19,272,998
Other comprehensive income (loss)
Foreign currency translation adjustment	155,229	6,392,795	(16,097,848)	(2,290,270)
Total comprehensive income (loss) attributable to Nano Labs Ltd	(252,668,543)	(106,794,253)	119,368,192	16,982,728

NANO LABS LTD

CONDENSED STATEMENTS OF CASH FLOWS

(all amounts in RMB and US$, except number of shares or as otherwise noted)

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Net cash provided by (used in) operating activities	344,012	(281,829)	(4,118,150)	(585,897)
Net cash used in investing activities	(68,918,960)	(312,142,434)	(363,723,160)	(51,747,547)
Net cash provided by financing activities	72,802,734	315,620,394	355,632,852	50,596,525
Effect of exchange rate changes on cash and cash equivalents	(3,047,562)	(2,174,475)	10,022,904	1,425,976
Net increase (decrease) in cash and cash equivalents	1,180,224	1,021,656	(2,185,554)	(310,943)
Cash and cash equivalents at beginning of the year	25,769	1,205,993	2,227,649	316,932
Cash and cash equivalents at end of the year	1,205,993	2,227,649	42,095	5,989